UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number:

TORM plc
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

England and Wales
(Jurisdiction of incorporation or organization)

Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom
(Address of principal executive offices)

Jacob Meldgaard, Chief Executive Office, Tuborg Havnevej 18, DK-2900 Hellerup, Denmark, +45 39 17 92 00

(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
Class A common shares, par value $0.01 per share	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to section 12(g) of the Act.
NONE
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of the date of this registration statement on Form 20-F there were 62,298,846 of the Registrant's Class A common shares outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes	☐	No	☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes	☐	No	☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes	☒	No	☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth Company.  See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Emerging growth company ☒
(Do not check if a smaller reporting company)

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
[ ]	U.S. GAAP
[X]	International Financial Reporting Standards as issued by the international Accounting Standards Board

[ ]	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17	☐	Item 18	☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	☐	No	☐

TABLE OF CONTENTS

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this registration statement pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.
All statements in this registration statement that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•	our future operating or financial results;
•	global and regional economic and political conditions, including piracy;
•	our pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs;
•	statements about shipping market trends, including charter rates and factors affecting supply and demand;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	our ability to enter into time charters after our current charters expire and our ability to earn income in the spot market; and
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels' useful lives.
Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in Item 3. "Key Information—A. Risk Factors." Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•	the length and number of off-hire periods and dependence on third-party managers; and
•	other factors discussed in Item 3. "Key Information—A. Risk Factors" in this registration statement.
You should not place undue reliance on forward-looking statements contained in this registration statement because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this registration statement are qualified in their entirety by the cautionary statements contained in this registration statement. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events.

EXPLANATORY NOTE AND PRESENTATION OF OUR FINANCIAL AND OPERATING DATA
Unless otherwise indicated, the terms "TORM plc," "we," "us," "our," the "Company" and the "Group" refer to TORM plc and its consolidated subsidiaries, which includes TORM A/S and its consolidated subsidiaries, following the closing of the Exchange Offer (defined below). When used herein to describe events prior to the closing of the Exchange Offer, the terms "TORM A/S," "we," "us," "our," the "Company" and the "Group" refer to TORM A/S and its consolidated subsidiaries before such time. References to "Former TORM A/S" refer to TORM A/S and its consolidated subsidiaries prior to the Combination (defined below).
Unless otherwise indicated, all information in this registration statement gives effect to the 1,500:1 share consolidation that TORM A/S implemented with effect as of September 24, 2015. Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this registration statement are to the lawful currency of the United States of America, references to "Sterling", "£" and "GBP" are to the lawful currency of the United Kingdom, references to "Danish Kroner," and "DKK" are to the lawful currency of Denmark and references to "Japanese Yen," "¥" and "JPY" are to the lawful currency of Japan. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.
On March 27, 2015, TORM A/S, a company organized under the laws of Denmark, Oaktree Capital Management L.P., or Oaktree, and certain of TORM A/S' lenders entered into a restructuring agreement to recapitalize TORM A/S. The agreement included a mandatory and an optional debt cancellation of a part of TORM A/S' debt and required OCM Njord Holdings S.à r.l., or Njord Luxco, a subsidiary of Oaktree, to contribute OCM (Gibraltar) Njord Midco Ltd., or Njord, to TORM A/S in exchange for shares in TORM A/S. We refer to this transaction as the "Combination". The Combination was completed on July 13, 2015, the date on which Njord was transferred to TORM A/S, and comprised a part of a series of transactions, discussed more fully herein, which together we refer to as the "2015 Restructuring." We refer to the consummation of the 2015 Restructuring on July 13, 2015 as the Restructuring Completion Date.
The Combination was accounted for as a reverse acquisition, based on guidance in IFRS 3 "Business Combinations," under the acquisition method of accounting, with Njord considered to be the accounting acquirer of TORM A/S and the continuing reporting entity, though TORM A/S continued as the legal entity (we refer to Njord and Former TORM A/S, including their respective subsidiaries, together as the "Combined Group"). This was largely due to the fact that following the acquisition, Njord Luxco held 62% of the voting rights in TORM A/S (excluding the additional voting rights associated with the TORM A/S C shares, which relate to election and dismissal of members of our Board of Directors and certain amendments to our Articles of Association), was exposed to variable returns from involvement with the Combined Group and had the ability to use its control to affect the amount of the Group's return.
On April 15, 2016, a new corporate structure was established, whereby TORM plc effectively acquired all of the outstanding A shares of TORM A/S (referred to herein as Danish A shares) in exchange for TORM plc's securities. A total of 97.6% of TORM A/S' shareholders exchanged their shareholdings to TORM plc, and TORM plc acquired the remaining 2.4% shares from TORM A/S' minority shareholders in a statutory squeeze-out transaction under the Danish Companies Act for a total cash consideration of approximately $19 million. In addition and in connection with the exchange of the Danish A shares, all TORM A/S warrant holders exchanged their warrants on a one-for-one basis for warrants of TORM plc. We refer to these transactions collectively as the "Exchange Offer." On April 19, 2016, upon the closing of the Exchange Offer and the listing of TORM plc's Class A common shares on Nasdaq Copenhagen A/S in Denmark, or Nasdaq Copenhagen, TORM plc became the Group's publicly-held parent company incorporated under the laws of England and Wales. We refer to this as the "Redomiciliation." The Redomiciliation was accounted for as an internal reorganization of entities under common control and, therefore, the assets and liabilities of TORM A/S were accounted for at their historical cost basis and not revalued in the transaction.
Shares of TORM plc are issued and traded on Nasdaq Copenhagen under the symbol "TRMD A." All commercial and technical management of the Company's fleet of product tankers is led out of the Denmark office of TORM A/S and the Company's subsidiaries in India, the Philippines, the United States and Singapore. See Item 4. "Information on the Company."

Following the effectiveness of this registration statement and the approval of our listing application, we expect that our Class A common shares will be listed and traded on both the Nasdaq Global Select Market in New York, or Nasdaq New York, and Nasdaq Copenhagen. In addition, we will be subject to U.S. Securities and Exchange Commission, or SEC, reporting requirements, the mandates of the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley, the applicable corporate governance rules of Nasdaq New York, the UK Corporate Governance Code, the UKLA's Disclosure and Transparency Rules and the applicable rules and regulations applicable to companies admitted to trading and official listing on Nasdaq Copenhagen. We report our consolidated financial results in U.S. dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which also comply with reporting requirements under English law.
Accordingly, this document includes the historical financial statements of TORM plc, as follows: the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2017 and 2016, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, and audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014, which have been prepared in accordance with IFRS. The financial information for TORM plc reflects the activities of the Combined Group from the date of the Combination and the activities of TORM A/S only prior to the Combination, being a continuation of the financial statements of Njord (the accounting acquirer), with one adjustment, which is to adjust retroactively Njord's legal capital to reflect the legal capital of TORM A/S from the beginning of the earliest period presented.
In addition, historical financial statements of Former TORM A/S are also included in this document to satisfy the requirements of Rule 3-05 of SEC Regulation S-X. The document includes the unaudited condensed consolidated interim financial statements of Former TORM A/S as of and for the six months ended June 30, 2015 and 2014, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, and the audited consolidated financial statements for the three years ended December 31, 2014, which have been prepared in accordance with IFRS.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.          Directors and Senior Management
Name(1)	Position
Christopher Helmut Boehringer	Chairman of the Board, Chairman of the Nomination Committee and the Remuneration Committee and Risk Committee member
David Neil Weinstein	Deputy Chairman of the Board, Nomination Committee member and Remuneration Committee member
Torben Janholt	Board Member, Audit Committee member, Risk Committee member and Remuneration Committee member
Pär Göran Trapp	Board Member, Chairman of the Audit Committee and Risk Committee
Lars Bjørn Rasmussen	Board Observer (Employee Representative)
Rasmus Johannes Skaun Hoffman	Board Observer (Employee Representative)
Jeffrey Scott Stein	Minority B Share Board Observer
Jacob Balslev Meldgaard	Executive Director and Chief Executive Officer of TORM A/S
Christian Søgaard-Christensen	Chief Financial Officer of TORM A/S
Jesper Søndergaard Jensen	Senior Vice President and Head of Technical Division of TORM A/S
Lars Christensen	Senior Vice President and Head of Projects of TORM A/S

(1) The business address of our Directors, other than Mr. Meldgaard, and Board Observers is: TORM plc, Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom. The business address of Messrs. Meldgaard, Søgaard-Christensen, Jensen and Christensen is: TORM A/S, Tuborg Havnevej 18, DK-2900 Hellerup, Denmark.

B.          Advisors
Our U.S. legal counsel is Seward & Kissel LLP, One Battery Park Plaza, New York, New York, 10004. Our United Kingdom legal counsel is Watson Farley & Williams LLP, 15 Appold Street, London, United Kingdom, EC2A 2HB.
C.          Auditors
TORM plc's auditors are Deloitte Statsautoriseret Revisionspartnerselskab, located at Weidekampsgade 6, 2300 Copenhagen, Denmark. Deloitte Statsautoriseret Revisionspartnerselskab is an independent registered public accounting firm registered with the Public Company Accounting Oversight Board.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
A.          Selected Financial Data
The following selected historical financial information should be read in conjunction with our audited consolidated financial statements and related notes, which are included herein, together with Item 5. "Operating and Financial Review and Prospects." In addition, see "Explanatory Note and Presentation of Our Financial and Operating Data" for further details on the presentation of the financial statements, the history of the Company and its formation. Our historical results are not necessarily indicative of our future results, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

The following table presents, in each case for the periods and as of the dates indicated, the selected historical financial and operating data of TORM plc, which have been derived from the unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2017 and 2016 and audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 contained in this registration statement. The audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 have been prepared in accordance IFRS as issued by the IASB and the unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2017 and 2016 have been prepared in accordance with IAS 34 "Interim Financial Reporting".
	Year Ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
(USD million, except share data)
Consolidated income statement data:
Revenue	680.1	540.4	179.9	329.8	370.6
Port expenses, bunkers and commissions	(221.9)	(169.6)	(81.2)	(129.9)	(109.5)
Charter hire	(21.5)	(12.0)	0.0	(5.1)	(10.9)
Operating expenses	(195.2)	(122.9)	(50.3)	(95.3)	(102.3)
Profit from sale of vessels	0.0	0.0	0.0	2.8	0.0
Administrative expenses	(41.4)	(19.5)	(1.0)	(22.2)	(21.6)
Other operating expenses	(0.3)	(6.3)	(6.5)	(0.3)	(0.2)
Share of profit from joint ventures	0.2	0.2	0.0	0.0	0.0
Impairment losses on tangible and intangible assets	(185.0)	0.0	0.0	(1.0)	0.0
Depreciation	(122.2)	(67.3)	(24.7)	(57.7)	(60.5)
Operating profit/(loss)	(107.2)	143.0	16.2	21.1	65.6
Financial income	2.8	0.9	0.0	1.0	2.2
Financial expenses	(37.3)	(16.9)	(3.6)	(18.8)	(21.4)
Profit/(loss) before income tax	(141.7)	127.0	12.6	3.3	46.4
Tax expenses	(0.8)	(1.0)	0.0	(0.3)	(0.5)
Net profit/(loss) for the year	(142.5)	126.0	12.6	3.0	45.9

Other financial data:
Basic earnings/(loss) per share, EPS (USD)	(2.3)	2.4	0.4	0.0	0.7
Diluted earnings/(loss) per share, EPS (USD)	(2.3)	2.4	0.4	0.0	0.7

(USD million)	As of December 31,			As of June 30,
Consolidated balance sheet data:	2016	2015	2014	2017	2016
Total assets	1,571.3	1,867.4	625.9	1,650.7	1,823.7
Total non-current assets	1,390.0	1,578.8	536.9	1,344.3	1,602.7
Total liabilities	790.7	891.4	156.4	862.9	838.8
Total non-current liabilities	638.9	775.6	125.3	716.3	663.9
Equity/net assets	780.6	976.0	469.5	787.8	984.9
Cash and cash equivalents	76.0	168.3	38.0	213.8	117.0
Number of shares (excluding treasury shares), end of period (million)	62.0	63.8	39.6	62.0	62.3
Number of shares (excluding treasury shares), average (million)	62.9	51.7	32.5	62.0	62.3

	Year ended December 31,			Six months ended June 30,
Consolidated cash flow data	2016	2015	2014	2017	2016
(USD million)
From operating activities	171.1	214.1	17.3	65.3	115.8
Used in investing activities	(119.4)	(158.8)	(377.9)	(9.2)	(84.5)
Thereof investment in tangible fixed assets	(119.4)	(253.9)	(377.9)	(30.0)	(84.5)
(Used in) / from financing activities	(144.0)	75.0	397.1	81.7	(82.6)
Total net cash flow	(92.3)	130.3	36.5	137.8	(51.3)

B.          Capitalization and Indebtedness
The following table sets forth our capitalization as of September 30, 2017. The financial data included herein has been prepared in accordance with IFRS as issued by the IASB. This table should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the audited consolidated financial statements, the unaudited condensed consolidated interim financial statements and other information provided in this registration statement.
Actual
(USD million)

Current Mortgage Debt and Bank Loans	81.7
Non-current Mortgage Debt and Bank Loans	660.1
Finance Lease Liabilities	28.8
Total Debt	770.6

Equity:
Share Capital
Common Shares	0.6
Treasury Shares	(2.9)
Hedging reserves	4.6
Translation reserves	0.0
Retained Profit	781.8
Total Equity	784.1
Total Capitalization	1,554.7

C.          Reasons for the offer and use of Proceeds
Not applicable.
D.          Risk Factors
Risks Related to Our Business and Our Industry
The product tanker sector is cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, in vessel values and in our results of operations.
We are a pure-play product tanker company, meaning that substantially all of our revenues are generated from operating our product tanker fleet. The product tanker market is cyclical in nature, which leads to volatility in freight rates, vessel values and industry profitability. The freight rates among different types of product tankers are highly volatile. For example, product tanker freight rates declined from the historical highs reached in mid-2008 (TORM MR Time Charter Equivalent, or TCE, rates up to $/day 26,458) to a cyclical low period between 2009 and 2014 (TORM annual average MR TCE rates of approximately $/day 14,200 for the period). Since the second half of 2014, product tanker freight rates have recovered peaking in the third quarter of 2015 (TORM MR TCE rates of approximately $/day 24,692) which was the highest level since 2008. Since the second half of 2016, product tanker freight rates have gradually declined overall. The factors affecting the supply and demand for product tankers are beyond our control, and the nature, timing, and degree of changes in industry conditions are unpredictable and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Factors affecting the supply and growth of product capacity include:
•	the number of newbuildings on order and being delivered;
•	the number of vessels used for floating storage;
•	the number of vessels in lay-up;
•	the number of vessels scrapped for obsolescence or subject to casualties;
•	prevailing and expected future freight and charter hire rates;
•	the number of product tanker vessels trading with crude or "dirty" oil products;
•	costs of bunkers and fuel oil and their impact on vessel speed;
•	the efficiency and age of the world product tanker fleet;
•	shipyard capacity;
•	availability of financing;
•	port congestion and canal congestion;
•	technological developments, which affect the efficiency of vessels;
•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations; and
•	crew availability.
Demand for product tankers is primarily determined by the quantity of cargo to be transported and the distance from origin to destination.  The demand is affected by a number of external factors including:
•	world and regional economic conditions;
•	demand for oil and other petroleum products;
•	product imbalances across regions (affecting the level of trading activity);
•	the regulatory environment;
•	environmental issues and concerns;
•	developments in international trade including refinery additions and closures;
•	climate;
•	competition from alternative energy sources;
•	political developments;
•	embargoes;
•	armed conflicts; and
•	availability of financing and changes in interest rates.

In addition to the prevailing and anticipated freight rates, factors that greatly affect our financial profitability will include newbuilding, scrapping and laying-up prices, secondhand vessel values in relation to scrap prices, cost of bunkers, cost of crew, vessel availability, other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs and the efficiency and age profile of the existing product tanker fleet in the market.
We anticipate that the future demand for our vessels will be dependent upon economic growth in the world's economies, seasonal as well as regional changes in demand, changes in the capacity of the global product tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results. The product tanker sector is cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we employ our vessels, to volatility in vessel values and in our future performance, results of operations, cash flows and our financial position.
Our revenues are derived substantially from a single segment, the product tanker segment, which exposes us to adverse developments in the product tanker market and which may adversely affect our future performance, results of operations, cash flows and financial position.
Substantially all of our revenues are derived from a single market, the product tanker segment, and therefore, our financial results depend on the development and growth in this segment. External factors that affect the product tanker market will have a significant impact on our business. Freight rates and asset prices have been volatile. Any adverse development in the product tanker segment would have a material adverse impact on our future performance, results of operations, cash flows and financial position. Further, our lack of diversification makes us increasingly vulnerable to adverse developments in the international product tanker market, and this could have a greater material adverse impact on our future performance, results of operations, cash flows and financial position than it would if we maintained more diverse lines of business.
An over-supply of product tanker capacity may lead to a reduction in charter rates, vessel values, and profitability.
The supply of product tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for new-buildings. If the capacity of new product tankers delivered exceeds the capacity of product tankers being scrapped and converted to non-trading tankers, overall industry capacity in the product tanker will increase. If the supply of product tanker capacity increases and if the demand for product tanker capacity decreases or does not increase correspondingly, charter rates could materially decline, which may also negatively affect the value of our vessels. In 2016, the value of our product tanker fleet decreased by approximately 25% and we recorded an impairment charge of $185 million on the assets within the tanker segment. A reduction in charter rates and the value of our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
In addition, product tankers may be "cleaned up" from "dirty/crude" trades and swapped back into the product tanker market which would increase the available product tanker tonnage and which may affect the supply and demand balance for product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Our results of operations are subject to seasonal fluctuations, which may adversely affect our results of operations, cash flows and financial position.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, freight rates. This seasonality may result in quarter-to-quarter volatility in operating results. The product tanker segment is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere. As a result, revenues from product tankers may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ending December 31 and March 31. This seasonality could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Variations in incoming cash flows due to the cyclical nature of the shipping industry may have a material adverse effect on our future performance, results of operations, and financial position.
Due to the cyclical nature of the shipping industry and volatile freight rates, incoming cash flows may vary significantly from year to year, whereas outgoing cash flows may not vary to the same extent and at the same time. Significant deviations between ingoing and outgoing cash flows can thus damage our financial position and could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
A shift in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry. A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, wind energy, solar energy, or water energy will potentially affect the demand for our product tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels. At present most piracy and armed robbery incidents are recurrent in the Gulf of Aden region off the coast of Somalia, Gulf of Guinea region off Nigeria, South China Sea, Sulu Sea, and Celebes Sea. Sporadic incidents of robbery are also reported in many parts of Asia. The political turmoil in the Middle East region may also lead to collateral damages in waters off Yemen. The current diplomatic crisis between Gulf Co-operation Council (GCC) countries may lead to an uncertain security situation in the Middle East region.
The security arrangements made for ship staff and vessels to counteract the ever-evolving security threat and to comply with Best Management Practices (BMP4) add to the cost of operations of our ships.
The "war risks" areas are established by the Joint War Risks Committee. Our vessels have to trade in such areas due to the nature of our business. Due to the above issues when vessels trade in such areas, the insurance premiums are increased significantly to cover for the additional risks.
The above factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Increase in frequency of immigrant salvage operations in the Mediterranean could adversely affect our business.
In recent years, the number of immigrants attempting to cross the Mediterranean from North Africa to Europe in unseaworthy vessels has increased significantly. Many of the vessels are in such a poor condition that they either capsize and sink, incur engine problems or are otherwise incapacitated en route to Europe. As a result, commercial ships may, if witnessing an immigrant vessel in distress, deviate from the task and course and conduct a salvage operation. Such salvage operation may prove costly in terms of time and resources spent and can thus prove a substantial cost for the commercial vessel and may pose risks to the safety of the crew, vessel and cargo. If we are not able to mitigate this potential exposure, and dependent on the number of such salvage operations which must be carried out in the future, this could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Changes in fuel prices may adversely affect profits.
Fuel, including bunkers, is a significant expense in our shipping operations of our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events beyond our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, including as a result of the expected implementation of low sulfur fuel requirements by the International Maritime Organization in 2020, which may reduce our profitability and have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. "Information on the Company—B. Business Overview—Environmental and Other Regulations—The International Maritime Organization."
If economic conditions throughout the world deteriorate or become more volatile, it could impede our operations.
Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning and funding is available for the shipping industry. However, if global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
The world economy faces a number of challenges, including the effects of volatile oil prices, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, and other geographic areas and countries. If one or more of the major national or regional economies should weaken, there is a substantial risk that such a downturn will impact the world economy. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas.
In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom from the European Union and potential new trade policies in the United States further increase the risk of additional trade protectionism.
In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. According to the International Monetary Fund, the growth rate of China's GDP is expected to decrease to 6.6% for the year ending December 31, 2017. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness.
While the recent developments in Europe and China have been without significant immediate impact on product tanker freight rates, an extended period of deterioration in the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.
Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, volatile.
We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our Class A common shares to decline.

Prospective investors should consider the potential impact, uncertainty and risk associated with the development in the wider global economy. Further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows and financial position.
We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our results of operations, cash flows and financial position.
Our vessels operate worldwide and are thus subject to numerous international laws, rules, regulations, conventions, and treaties. Moreover, our vessels are registered, flagged, and call in ports in multiple countries where the applicable flag and/or port state rules, regulations, and laws can differ. This complex web of rules, regulations, conventions, treaties, and laws can be dynamic and influence the cost of owning and operating our vessels.
The various requirements we might have to comply with are discussed throughout and include, but are not limited to:
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International requirements, such as those from the International Maritime Organization, or IMO, like the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Ship and Port Facility Security Code, or the ISPS Code, and the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, or MARPOL, as well as those from the Maritime Labor Convention 2006, or the MLC 2006, adopted by the International Labour Organization, or ILO.

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United States, or U.S., requirements such as the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and those enforced by the U.S. Environmental Protection Agency, or the EPA, and the U.S. Coast Guard, or the USCG.

•	European Union, or EU, regulations regarding greenhouse gas emissions.
Some laws also impose strict liability for pollution incidents. To avoid liability in those cases, parties may have to show they fall into an exception and took all reasonable precautionary steps to prevent a pollution incident. Thus, for remediation of environmental damage, the liability can include fines, penalties, criminal liability and costs for natural resource damages. In our case, these could harm our reputation with current or potential charterers of our product tankers. Compliance with environmental laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, sulfur emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.
We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we arrange insurance to cover environmental risks, there can be no assurance that such insurance will be sufficient to cover all the risks or that any claims will not have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health, and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, however, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives, and prior to the ship being recycled.

On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and which is currently open for accession by IMO Member States. The Hong Kong Convention will enter into force 24 months after the date on which 15 IMO Member States, representing 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of September 30, 2017, six countries have ratified the Hong Kong Convention. Upon implementation, certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities.
These regulatory developments, when implemented, may lead to cost escalation by shipyards, repair yards and scrap yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with latest requirements which may have an adverse effect on our future performance, results of operations, cash flows and financial position.
We may incur additional costs to retrofit ballast water treatment systems in our vessels to comply with new regulations.
Vessels unload ballast water during passage by taking ballast water in one port and unloading it in another. This helps maintain safety and stability. However, the ballast water can contain local organisms and pathogens. When vessels unload ballast water they can then release organisms and pathogens in new parts of the world, which can be invasive to that ecosystem. To avoid transfers of invasive species in ballast water, the IMO and United States have regulations that require ballast water is treated prior to the discharge.
In order to comply with IMO and U.S. ballast water regulations, we are required to install ballast water treatment plants on all vessels from December 2018 to September 2024. The cost of compliance per vessel for us is estimated to be between $1.0 and $1.3 million, depending on size of the vessel. Significant investments in ballast water treatment systems may have a material adverse effect on our future performance, results of operations, cash flows and financial position. For more information on these regulations, see Item 4. "Information on the Company—B. Business Overview— Environmental and Other Regulations—The International Maritime Organization— Pollution Control and Liability Requirements."
Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.
In October 2016, the IMO set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel oil requirement, which cuts sulfur levels from 3.5% currently to 0.5%. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which is likely to be available around the world by 2020 but likely at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas (LNG), which may not be a viable option due to the lack of supply network and high costs involved in this process. In anticipation of the 2020 implementation, we have elected to install an exhaust gas scrubber on one of our LR2 product tankers, TORM Hilde, which we expect to be delivered to us in 2018. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. "Information on the Company—B. Business Overview— Environmental and Other Regulations—The International Maritime Organization".
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Paris Agreement, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

On June 29, 2017, the Global Industry Alliance, or the GIA, was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, shipowners, operators, classification societies and oil companies, signed to launch the GIA.
Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Therefore, any long-term material adverse effect on the oil and gas industry could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code is promulgated by the IMO under SOLAS, to provide an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for the safe operation, and describing procedures for dealing with emergencies, when operating vessels. We rely on the safety management system that has been developed for our vessels for compliance with the ISM Code.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.
Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to a reduction in, or invalidation of, available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. The USCG and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
A major incident on one of our vessels affecting the safety and health of the crew could disrupt completely or delay operations thereby having a negative impact on customer confidence and on our future performance, results of operations, cash flows and financial position.
Recent action by the IMO's Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
Declines in charter rates and other market deterioration could cause us to incur impairment charges.
In accordance with IFRS, we review the carrying amounts of assets on a quarterly basis to determine any indication of impairment either due to a significant decline in market value or in the cash flows generated by the vessels. In case of such indication, the recoverable amounts of the assets are estimated as the higher of the net realizable value and the value in use in accordance with the requirements of applicable accounting standards. The value in use is the present value of the future cash flows expected to derive from an asset. For the purpose of assessing net realizable values, our management estimates the market values of the individual vessels, for which the most important parameters are the vessels' tons deadweight, the shipyard they were built at and age. Management uses internal as well as external sources of information, including two internationally recognized shipbrokers' valuations. There may be deviations between the market value and the book value of the vessels.

Accordingly, the carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In 2016, the value of our product tanker fleet decreased by approximately 25%, and as a result, we recorded an impairment charge of $185 million on the assets within the Tanker Segment. As a result of further declines in charter rates or vessel values, we may in the future need to record impairment losses and loss from sale of vessels which could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Please see the consolidated financial statements as of and for the year ended December 31, 2016 and the accompanying notes included herewith for details on the impact of changes in charter rates and other key assumptions.
If our vessels suffer damage due to the inherent operational risks of the product tanker industry, we may experience unexpected dry-docking costs and delays or total loss of our vessels.
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of God, business interruptions caused by mechanical failures, unexpected tank corrosion, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenue or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting.
In addition, international shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
The protection & indemnity insurance coverage that we have arranged for our vessels covers the vessel owner's liabilities towards the owner of any damaged cargo, subject to standard international conventions limiting such liability. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned as well as the actual cost of these repairs would decrease the Company's earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or the vessels may be forced to travel to a dry-docking facility that is not conveniently located in relation to the vessels' positions. The loss of earnings while these vessels are forced to wait for space or to sail to more distant dry-docking facilities could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows and financial position.
We employ masters, officers and crews to man our vessels. We have in the past implemented and will potentially continue in the future to implement restructuring measures including divesting or closing down business activities, reducing our workforce and negotiating collective agreements with trade unions. Restructurings and other factors such as disagreements concerning ordinary or extraordinary collective bargaining may damage our reputation and the relationship with our employees and lead to labor disputes, including work stoppages, strikes and/or work disruptions. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

World events could affect our future performance, results of operations, cash flows and financial position.
We conduct most of our operations outside of the United States, and our future performance, results of operations, cash flows and financial position may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in North Korea, the Middle East, including Syria and Egypt, and North Africa, including Libya and Nigeria, and the presence of the United States and other armed forces in these regions may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows and financial position.
If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our Class A common shares.
The past few years have seen increased implementation of sanctions and embargoes imposed against trading with certain countries by in particular the United States, the European Union and the United Nations. Our operations currently are and may in the future become subject to various economic and trade sanctions and anti-bribery laws, including sanctions. Prior to the closing of the 2015 Restructuring on July 13, 2015, some of the vessels owned or operated by us called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities, and countries identified by the U.S. government as state sponsors of terrorism. Our vessels have not called on Syria since June 29, 2012, and they have not called on Cuba since January 2015. In January 2016, the U.S. suspended its "secondary" nuclear-related sanctions on Iran (see below). The E.U.'s economic and financials sanctions were suspended at the same time. This makes it possible for non-U.S. persons to engage in transportation/trading with Iran under certain conditions. On January 16, 2016, the Office of Foreign Assets Control, or OFAC, issued a General License H generally authorizing certain transactions relating to non-U.S. entities owned or controlled by a U.S. person, which would otherwise be prohibited. Under General License H, TORM plc and subsidiaries (except TORM USA) are all considered non-U.S. entities controlled by U.S. persons. This means that we are now able to trade to/from Iran under certain conditions. In connection with the 2015 Restructuring, we revised our internal policies and procedures regarding vessel calls at ports located in countries subject to U.S. and other sanctions. Special procedures relating to Iran were added in January 2016. With the exception of Sudan (and since January 2016, Iran), our vessels have not called on ports located in countries currently identified by the U.S. government as a state sponsor of terrorism since June 29, 2012. To our knowledge, the port calls made by our vessels in Sudan and Iran have not violated any sanctions regimes or embargoes to which we were subject at the time of the port calls. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions on companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating, attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any person found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, controls or insures a vessel that was used to transport crude oil from Iran to another country, and if the person (1) is a controlling beneficial owner of the vessel and had actual knowledge the vessel was so used or (2) otherwise owns, operates, controls, or insures the vessel and knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
On November 24, 2013, the P5+1 (the United States, the United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action", or JPOA. Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and the E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the E.U. announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons. On January 16, 2016, or "Implementation Day", the United States joined the E.U. and the UN in suspending a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA, that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of "Transition Day", set to occur on October 18, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.
OFAC has acted several times in 2017 to add Iranian individuals and entities to its list of Specially Designated Nationals whose assets are blocked and with whom U.S. persons are generally prohibited from dealing. In addition, OFAC announced on January 13, 2017, an amendment to the Sudanese Sanctions Regulations ("SSR") to authorize all transactions prohibited by the SSR and Executive Orders 13067 and 13412, and to unblock certain property in which the Government of Sudan has an interest. On July 11, 2017, President Trump issued Executive Order 13804, extending until October 12, 2017, a review by the U.S. government of criteria for the revocation of certain sanctions on Sudan and the Government of Sudan. On October 6, 2017, the U.S. Department of State announced that, effective October 12, 2017, sections 1 and 2 of Executive Order 13067 and all of E.O. 13412 will be revoked.  As such, effective October 12, 2017, U.S. persons will no longer be prohibited from engaging in transactions that were previously prohibited under the SSR, including engaging in transactions with Sudan and the Government of Sudan.

A significant part of our share capital is owned by entities managed by Oaktree. Due to the change of ownership as a result of the 2015 Restructuring, our operations are subject to the regulations, executive orders and other sanctions administered by OFAC, which restricts or prohibits certain transactions, dealings and travel involving certain Sanctioned Persons and Sanctioned Countries, including Cuba, where we have historically been active, and Iran. As such, our operations in countries that are subject to sanctions and embargoes imposed by the United States government and/or identified by the United States government as state sponsors of terrorism have been restricted following the 2015 Restructuring. From time to time, vessels in our fleet have called on ports in Sudan. We believe these activities have not been subject to then applicable U.S. sanctions laws. Any violation of applicable sanctions could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest or not to invest in the Company. Further, our lenders may determine that any non-compliance with applicable sanctions and embargoes imposed, or, with respect of the DSF Facility (defined below), all sanctions imposed by the United Kingdom, the European Union, the United Nations, or the United States, constitute an event of default under current or future debt facility agreements, including the Term Facility I and the Working Capital Facility (defined below), which, together, we refer to as the "Restructuring Financing Agreements", and the DSF Facility. An event of default may lead to an acceleration of the repayment of debt under the facility in question and, due to the cross-default provisions, under all other facilities as well, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.
Further, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the U.S. government and/or the European Union or other international bodies in response to recent events relating to Russia, Crimea and the Ukraine. If we determine that such sanctions require us to terminate existing contracts, or if we are found to be in violation of such sanctions, we may suffer reputational harm which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Class A common shares may adversely affect the price at which our Class A common shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our Class A common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, secured lenders, time charter-in counterparties and other parties may be entitled to a maritime lien against the relevant vessel for unsatisfied debts, claims or damages.
In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel and commencing foreclosure proceedings. In addition, in some jurisdictions a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in the fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could under certain circumstances constitute an event of default under our financing agreements or interrupt operations and require us to pay a substantial sum of money to have the arrest lifted, which could result in a loss of earnings and have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Governments could requisition our vessels during a period of war or emergency, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.
A government could requisition one or more of our vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although none of our vessels have been requisitioned by a government for title or hire, a government requisition of one or more of our vessels in the future may adversely affect our future performance, results of operations, cash flows and financial position.
Technological innovation and quality and efficiency requirements from our customers could reduce our charter-hire income and the value of our vessels.
Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Risks Related to Our Company
If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international product tanker market, which would negatively affect our financial condition and our ability to expand our business.
The operation of product tanker vessels and transportation of petroleum products is extremely competitive and reduced demand for transportation of oil and oil products could lead to increased competition. Competition arises primarily from other product tanker owners, including major oil companies as well as independent product tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the product tanker and its operators to the charterers. We will have to compete with other product tanker owners, including major oil companies as well as independent product tanker companies.
Our ability to achieve positive cash flows is subject to freight rates, financial, regulatory, legal, technical and other factors, many of which are beyond our ability to control. We reported a net profit of $3 million for the six months ended June 30, 2017. We reported a net loss of $142 million for the fiscal year ended December 31, 2016 and a net profit of $126 million for the fiscal year ended December 31, 2015. Our net loss for the fiscal year 2016 included an impairment on vessels and goodwill of $185 million. We reported a positive operating cash flow of $65 million for the six months ended June 30, 2017, a positive operating cash flow of $171 million for the fiscal year ended December 31, 2016 and positive operating cash flow of $214 million for the fiscal year ended December 31, 2015.  We reported a positive net cash flow of $138 million for the six months ended June 30, 2017, which is largely due to our agreement with Danske Bank A/S, ABN AMRO, DVB and ING for a new loan facility of $130 million, or the Term Facility 2. We had a net cash outflow of $92 million for the fiscal year ended December 31, 2016 and net cash inflow of $130 million for the fiscal year ended December 31, 2015.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
We employ the majority of our vessels on spot voyage charters or short-term time charters and generate a significant portion of our revenue from the spot market. The spot charter market may fluctuate significantly based upon product tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. For example, over the past five years, MR spot market rates expressed as a time charter equivalent have ranged from a low of approximately $6,500 to a high of approximately $31,500 per day. During the second quarter of 2017, our product tanker fleet realized average spot TCE earnings of $13,350 per day. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We are subject to certain risks with respect to entering into new time charter-in contracts due to our dependence on spot charters.
We have the opportunity to charter-in additional vessels for longer or shorter periods. Because we employ the majority of our vessels on spot voyage charters or short-term time charters, we may be exposed to changes in the freight rates that are significantly below the hire to be agreed in a time charter-in contract. This exposure could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We regularly enter into bunker hedging contracts, employ vessels on Contracts of Affreightment, or COAs, fixed rate time charters and voyage charters, and enter into newbuilding contracts with shipyards. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts and it may be difficult for us to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our future performance, results of operations, cash flows and financial position. To reduce our counterparty risk, we perform a credit check on the prospective customers, however, we cannot guarantee that this process reveals the embedded default risk.
We are subject to certain risks with respect to our counterparties on our newbuilding construction contracts, and the failure of our counterparties to meet their obligations under our newbuilding contracts could cause us to suffer losses or otherwise adversely affect our business.
Timely delivery of the LR2 Product Tanker Newbuildings and the GSI MR Resale Vessels (defined below), and any other newbuildings we may acquire in the future, is subject to our counterparties meeting their obligations. We are therefore exposed to the risk of failure, cost overruns, delayed delivery, technical problems, quality or engineering problems and other counterparty risks. A number of shipping construction companies have reportedly been experiencing financial challenges. Any such financial challenges may affect operations and the timely delivery of newbuildings. Furthermore, a cancellation due to financial difficulties or bankruptcy of the yard could imply pre-delivery installments are not recovered or are recovered only after long arbitrations that can last occasionally several years.

Measures have been taken to supervise the quality of the work completed at the yard where the LR2 Product Tanker Newbuildings and the GSI MR Resale Vessels are constructed, and we have obtained refund guarantees for the pre-delivery installments of each vessel from the Export-Import Bank of China as security for pre-delivery installment payments paid to Guangzhou Shipyard International Company Limited, or GSI. The refund guarantees are limited to an amount of approximately $19 million plus interest for each of the LR2 Product Tanker Newbuildings and to an amount of approximately $6 million plus interest for each of the GSI MR Resale Vessels, which corresponds to the maximum outstanding exposure we would have at any given time. We expect the LR2 Product Tanker Newbuildings to be delivered to us between the first and the third quarter of 2018. We expect the GSI MR Resale Vessels to be delivered to us during 2019.
We can provide no assurance that these, or any other measures we may take, will fully mitigate these risks, and any failure by a counterparty to meet its obligations in relation to the newbuildings may result in delays or cancellations of the delivery of the newbuildings, renegotiation of terms, delayed renewal of our product tanker fleet and consequent deterioration of our competitive position, any of which may result in significant losses for us which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our results of operations and financial condition.
Our strategy is to own and operate a fleet large enough to provide global coverage, but no larger than what the demand for our services can support over a longer period by both contracting newbuildings and through acquisitions and disposals in the second-hand market. Our business is greatly influenced by the timing of investments and/or divestments and contracting of newbuildings. If we are unable to identify the optimal timing of such investments, divestments or contracting of newbuildings in relation to the shipping value cycle due to capital restraints, this could have a material adverse effect on our competitive position, future performance, results of operations, cash flows and financial position.
An increase in operating costs would decrease our earnings and have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Our vessel operating expenses include the costs of crew, provisions, deck and engine stores, insurance, security measures, and maintenance and repairs, which expenses depend on a variety of factors, many of which are beyond our control and subject to development in the market of the respective input. Voyage expenses include bunkers (fuel), port and canal charges. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. Some of these costs, primarily relating to insurance, crewing and enhanced security measures, have been increasing on a relative basis and may increase further in the future. An increasing cost base may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
When purchasing and managing previously second-hand vessels, we are exposed to unforeseen operating costs and vessels off-hire. Secondhand vessels are typically acquired without a warranty period, and inspections prior to purchase may not fully reveal the condition of the vessel. We may therefore be required to perform repair and maintenance resulting in additional operating costs.
A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
We currently derive substantially all of our revenues from a limited number of customers. In the first half of 2017, twenty customers accounted for approximately 77% of our total revenues. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.
 As of September 30, 2017, our available liquidity was approximately $416 million which consisted of approximately $145 million in cash and approximately $271 million in amounts undrawn under our credit facilities. As of September 30, 2017, outstanding capital expenditures relating to our order book amounted to $238 million.
If we cannot generate sufficient cash flows from our operations to finance our ongoing operations and working capital needs, including funding our newbuilding commitments, we may need to procure additional funding in the future in the public or private debt or capital markets. Adequate sources of funding may not be available when needed or may not be available on terms acceptable to us. Our ability to obtain such additional capital or financing will in part depend on prevailing market conditions as well as the financial position of our business and our operating results, which may affect our efforts to arrange additional financing on satisfactory terms. If new shares are issued, it may result in a dilution of the existing shareholders. There can be no assurance that we will be able to maintain or obtain required loan or equity financing to meet any additional working capital or capital investment needs.
In line with industry practice, our suppliers provide us with short-term credit, or short-term supply credits, to purchase, among other things, bunkers and other petroleum products. If our short-term supply credits are reduced or withdrawn, this could have a material adverse effect on our business, results of operations, cash flows and financial position.
In addition, if available and satisfactory funding is insufficient at any time in the future, we may be unable to respond to competitive pressures or customers' requirements regarding vessel maintenance and fleet age or take advantage of business opportunities. Failure to obtain additional financing could have a material adverse effect on our business, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.
As our product tanker fleet ages, we are exposed to increased operating costs and decreased competitiveness which could adversely affect our earnings, and the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
Our owned vessels had an average age of 10 years as of December 31, 2016. The recent introduction of eco-designs for vessels emphasizes that there is a continuous need for us to focus on cost optimizing measures to remain competitive which may require us to more rapidly upgrade our product tanker fleet in the future. We may not be able to fund or secure additional financing to complete the acquisition of new or second-hand vessels required to renew and upgrade our product tanker fleet which may lead to deterioration of our product tanker fleet's performance.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel, and the current age of our fleet means that we must spend substantial resources on maintenance. It is also difficult to estimate with certainty the maintenance and operating costs that will be incurred for an older vessel and there is a risk that these costs will exceed expectations. Further, older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. This difference in fuel-efficiency is likely to be compounded in 2020 when the IMO expects to implement lower sulfur fuel requirements. Cargo insurance rates increase with the age of a vessel, since older vessels may be less desirable to charterers and may be restricted in the type of activities in which the vessels can engage. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
While we have tried to strike a balanced portfolio of vessel types and age, the increasing average age of our product tanker fleet, the potential for more fuel-efficient vessels to enter the market, uncertainties regarding our maintenance costs going forward and our willingness or ability to renew our product tanker fleet could have a material adverse effect on our competitive position, future performance, results of operations, cash flows and financial position.

Our failure to pass vessel inspections by classification societies and other private and governmental entities and operate our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Our vessels are subject to inspections from government and private entities, and we are required to obtain permits, licenses, and certificates for the operation of our vessels as well as vetting or other types of commercial and operational approvals. In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by the vessel's country of registry. Classification societies are non-governmental, self-regulating organizations and certify that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. A vessel must undergo various surveys. A vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company's vessels are on survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every five years for inspection of the underwater parts of the vessel. In addition, every five years, alternating with the dry-dock inspection, there is a special survey for every vessel allowing an inspection/survey every two and a half years. If any vessel fails any survey, the vessel may be unable to trade between ports and therefore be unemployable, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
If we cannot meet our customers' quality and compliance requirements, we may not be able to operate our vessels profitably.
Customers, and in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for the Company's operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuous increasing requirements from oil industry constituents can further complicate our ability to meet the standards. Any non-compliance by the Company, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by oil operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Obligations associated with being a U.S.-listed public company require significant resources and management attention, and we will incur increased costs as a result of being a U.S.-listed public company.
When the SEC declares this registration statement effective, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including Sarbanes-Oxley, and the listing and other requirements of Nasdaq New York. The various financial and other reporting obligations will place significant demands on our management, administrative, operational and accounting resources and will cause us to incur significant legal, accounting and other expenses that we have not incurred in the past. We expect these rules and regulations to increase our legal and financial compliance costs and may divert management's attention to ensure compliance and to make some activities more time-consuming and costly. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. We cannot accurately predict the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.
Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, results of operations and financial condition. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common shares from Nasdaq New York and/or Nasdaq Copenhagen, fines, sanctions and other regulatory action.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting as well as disclosure controls and procedures. In particular, subject to certain phase-in periods that may be available to us as an emerging growth company, we will have to perform systems and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Compliance with Section 404 will require substantial accounting expenses and significant management efforts, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy ongoing compliance requirements. The costs of compliance with the foregoing requirements may have a material adverse effect on our future performance, results of operations, cash flows and financial condition.
Failure to obtain or retain highly skilled personnel could adversely affect our operations.
We require highly skilled personnel to operate our business. There can be no assurance that we will be able to attract and retain such employees on reasonable terms in the future. Our ability to attract and retain employees and management in the future may be affected by circumstances beyond our control. Competition for skilled and other labor required for our operations has increased in recent years as the number of ocean-going vessels in the worldwide fleet has increased. If this expansion continues and is coupled with improved demand for seaborne shipping services in general, shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult for us to staff and service vessels. In addition, we employ staff and vessel crews in a number of countries, all of which are covered by international rules of employment. Changes are made on an ongoing basis to international rules of employment and this may have a material influence on our flexibility in manning our vessels.
Such developments could adversely affect our ability to attract and retain qualified employees and management on reasonable terms in the future and, in turn, could adversely affect our future performance, results of operations, cash flows and financial position.
U.S. tax authorities could treat us as a ''passive foreign investment company'', which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A foreign corporation will be treated as a ''passive foreign investment company,'' or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ''passive income'' or (2) at least 50% of the average value of the corporation's assets during such taxable year produce or are held for the production of those types of ''passive income''. For purposes of these tests, ''passive income'' includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute ''passive income''. U.S. shareholders of a PFIC are subject to certain reporting obligations and a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
Based on our current and anticipated method of operation, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. In this regard, we intend to take the position that the gross income we derive or are deemed to derive from our time and voyage chartering activities constitutes services income, rather than rental income. Accordingly, we believe that our income from our time and voyage chartering activities does not constitute ''passive income'', and the assets that we own and operate in connection with the production of that income (in particular, our vessels) do not constitute assets that produce or are held for the production of "passive income".

There is substantial legal authority supporting this position, consisting of the Code, legislative history, case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is no direct legal authority under the PFIC rules addressing our specific method of operation, and there is authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations, or the composition of our income or assets, change. If the IRS were to find that we are a PFIC for any taxable year, ours U.S. shareholders will face adverse U.S. federal income tax consequences and will incur certain information reporting obligations that may be onerous. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse tax consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares. Please see Item 10. "Additional Information—E. Taxation –U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant U.S. Federal Income Tax Consequences" for a more comprehensive discussion.
We may have to pay tax on U.S. source income, which would reduce our earnings.
Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as we and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income, and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code or under the terms of a U.S. income tax treaty.
We do not believe that we or our subsidiaries will qualify for exemption from tax under Section 883, although we and our subsidiaries may qualify in the future if there is a change in our capital structure. See Item 10. "Additional Information—E. Taxation—United States Federal Income Taxation of the Company" for a more comprehensive discussion.
We and/or one or more of our subsidiaries (collectively referred to as "we" for purposes of this paragraph) may qualify for exemption from tax under the terms of the U.S.-U.K. Income Tax Treaty or the U.S.-Denmark Income Tax Treaty. Whether we so qualify depends, among other things, on whether we satisfy the Limitation on Benefits article of the applicable U.S. income tax treaty. In particular, we would generally satisfy the Limitation on Benefits article if we can establish that we are engaged in the active conduct of a trade or business in the U.K. or Denmark, whichever is applicable, our U.S. source shipping income is derived in connection with, or is incidental to, such trade or business, and such trade or business activity in the applicable treaty jurisdiction is substantial in relation to our trade or business activity in the United States. Given the legal and factual uncertainties in making the foregoing determination, there can be no assurance that we will be able to qualify for exemption from tax under a U.S. income tax treaty, or that the IRS or a court of law will agree with our determination in this regard.
If we or our subsidiaries are not entitled to the exemption under Section 883 of the Code or under the terms of a U.S. income tax treaty for any taxable year, we and our subsidiaries would be subject to a 4% U.S. federal income tax on gross U.S. source shipping income for such taxable year. The imposition of this taxation could have a negative effect on our business and result in decreased earnings available for distribution to our shareholders. For example, if the benefits of Section 883 and the applicable U.S. income tax treaties were unavailable for our taxable year ended December 31, 2014, we estimate that our U.S. federal income tax liability for such taxable year would have increased by approximately $2 million, although our U.S. federal income tax liability for future taxable years would vary depending upon the amount of U.S. source shipping income that we earn in each such year. See Item 10. "Additional Information—E. Taxation—United States Federal Income Taxation of the Company" for a more comprehensive discussion.

Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
We are currently subject to tonnage tax schemes in Denmark and Singapore. If our participation in the tonnage tax schemes in these countries is abandoned, or if our level of investments and activities in these countries are significantly reduced, we may have to pay a deferred tax liability, which is currently $45 million.
Additional taxes may be payable as a result of a change in other tax laws of any country in which we operate or a change in complex tax laws that affect our international operations.
In the event that tonnage tax schemes or other tax laws are changed in the future, our overall tax burden could increase which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the product tanker industry.
The operation of ocean-going vessels represents a potential risk of significant losses and liabilities caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, and other circumstances or events. In the course of the fleet's operation, various casualties, accidents and other incidents, including an oil spill or emission of other environmentally hazardous agents from a vessel, may occur that may result in significant financial losses and liabilities for us. An accident involving any of the fleet's vessels could result in death or injury to persons, loss of property, environmental damage, delays in delivery of cargo, loss of revenue from termination of contracts or unavailability of vessels, fines or penalties, higher insurance rates, litigation and damage to our reputation and customer relationships.
In order to reduce the exposure to these risks, we carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, includes cyber and crime insurance, protection and indemnity insurance, includes pollution risks, crew insurance and war risk insurance. Incidents may occur where we may not have sufficient insurance coverage and some claims may not be covered. Furthermore, insurance costs may increase as a consequence of unforeseen incidents or other events beyond our control. In addition, in the future particularly in adverse market conditions it may not be possible to procure adequate insurance coverage or only on commercially unacceptable terms.
Any significant loss or liability for which we have not or have not been able to take out adequate insurance, or events causing an increase of insurance costs could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We may be subject to litigation that, if not resolved in our favor, could have a material adverse effect on us.
We and our activities are subject to both U.K. and foreign laws and regulations many of which include legal standards, which are subject to interpretation, and we are party to agreements and transactions, involving matters of assessment of interests of various stakeholders and valuation of assets, liabilities and contractual rights and obligations. Furthermore, we may be subject to the jurisdiction of courts or arbitration tribunals in many different jurisdictions.
Our counterparties and other stakeholders or authorities may dispute our compliance with laws and regulations or contractual undertakings, or the assessments made by us in connection with our business and the entry into agreements or transactions. The outcome of any such dispute or legal proceedings is inherently uncertain and may include payment of substantial amounts in legal fees and damages or that a transaction or agreement is deemed invalid or voidable and such proceedings or decisions could have a material adverse effect on our future performance, results of operations, cash flows and financial position. If cases or proceedings in which we may be involved are determined to our disadvantage, it may result in fines, default under our debt facilities, damages or reputational damage and could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Fluctuations in exchange rates and non-convertibility of currencies could result in losses to us.
As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to parts of our revenues being received and operating expenses paid in currencies other than United States dollars. We use United States dollars as the functional currency because the majority of the Company's transactions are denominated in United States dollars. Thus, the Company's exchange rate risk is related to cash flows not denominated in United States dollars. The primary risk relates to transactions denominated in Danish Krone, or DKK, Euro, or EUR, Indian Rupee, or INR, Singapore Dollar, or SGD, or other major currencies, which relate to administrative and operating expenses.
We have historically generated almost all revenues and incurred the majority part of our expenses also in United States dollars. The remaining balances were in DKK, EUR, INR, SGD and other major currencies. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency. A change in exchange rates could have a material adverse impact on our future performance, results of operations, cash flows and financial position.
Investment in derivative instruments such as freight forward agreements could result in losses to us.
We use the derivative markets and take positions in derivative instruments, such as forward freight agreements, or FFAs, for the purposes of hedging our exposure to fluctuations in the charter market, interest rates, foreign exchange rates and bunker prices. Our financing agreements set forth limitations on the level of forward freight agreements exposure and prohibits speculation on interest rates, foreign exchange, and bunker swaps. From time to time, we may take positions in such derivative instruments, and as a result we may incur derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position. If liquidity in these derivative markets decreases or disappears, it could make it difficult or more expensive for us to perform such hedging, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
U.S. and other non-U.K. holders of our Class A common shares may not be able to exercise pre-emptive subscription rights or participate in future offerings.
Holders of our Class A common shares have certain pre-emption rights with respect to certain of our issuances unless those rights are disapplied by virtue of a resolution of the shareholders at a general meeting. Securities laws of certain jurisdictions may restrict the ability for shareholders in such jurisdictions to participate in any future issuances of shares carried out on a pre-emptive basis. Shareholders residing or domiciled in the United States, as well as certain other countries, may not be able to exercise their pre-emption rights or participate in future capital increases or securities issuances, including in connection with an offering below market value, unless we decide to comply with local requirements and, in the case of the United States, unless a registration statement is effective, or an exemption from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, is available with respect to such rights.
In such cases, shareholders resident in such non-U.K. jurisdictions may experience a dilution of their shareholding, possibly without such dilution being offset by any compensation received in exchange for subscription rights. No assurance can be given that local requirements will be complied with or that any registration statement would be filed in the United States or other relevant jurisdictions, or that another exemption from the registration requirements of the Securities Act or laws of other relevant jurisdictions would apply, so as to enable the exercise of such holders' pre-emption rights or participation in any future securities issuances.
Because we are a non-U.S. corporation, you may not have the same rights that a creditor of a U.S. corporation may have, and it may be difficult to serve process on or enforce a U.S. judgment against us and our officers and directors.
We are an English company and our executive offices are located outside of the United States. Our officers and the majority of our directors and some of the experts named in this document reside outside of the United States. In addition, substantially all of our assets and the assets of our officers, directors and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons or enforcing any judgments obtained in U.S. courts to the extent assets located in the United States are insufficient to satisfy the judgments. In addition, original actions or actions for the enforcement of judgments of U.S. courts with respect to civil liabilities solely under the federal securities laws of the United States may not be enforceable in England.

We may be exposed to fraudulent behavior, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
The risk of fraud is inherent in all industries and is not specific to the shipping industry. However, historically, the shipping industry has involved an increased risk of fraud and fraudulent behavior. Potential fraud risks include purposeful manipulation and misrepresentation of financial statements, misappropriation of tangible assets, intangible assets and proprietary business opportunities, corruption including bribery and kickbacks and cyber-attacks. We have established a system of internal controls to prevent and detect fraud and fraudulent behavior, consisting of segregation of duties, authorizations for trading, purchase and approval, codes of ethics and conduct, close monitoring of our financial position and a whistleblower facility.
In September 2014 and in July 2017, we were a victim of a cyber-attack that resulted in the payment of funds to a fraudulent third party. Following the September 2014 attack, we implemented a fraud awareness campaign and instituted additional fraud prevention processes in cooperation with leading fraud prevention specialists. Cybercrime attacks could cause disclosure and destruction of business databases and could expose the Company to extortion by making business data temporarily unreadable.
However, there can be no assurance that our fraud prevention measures are sufficient to prevent or mitigate our exposure to fraud or fraudulent behavior in the future, and any such behavior can have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Breakdowns in our information technology, including as a result of cyber-attacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Our ability to operate our business and service our customers is dependent on the continued operation of our information technology, or IT, systems, including our IT systems that relate to, among other things, the location, operation, maintenance and employment of our vessels. Our IT systems may be compromised by a malicious third party, man-made or natural events, or the intentional or inadvertent actions or inactions by our employees or third-party service providers.   If our IT systems experience a breakdown, including as a result of cyber-attacks, our business information may be lost, destroyed, disclosed, misappropriated, altered, or accessed without consent, and our IT systems, or those of our service providers, may be disrupted.
In September 2014 and in July 2017, we were a victim of a cyber-attack that resulted in the payment of funds to a fraudulent third party. Following the September 2014 attack, we implemented a fraud awareness campaign and instituted additional fraud prevention processes in cooperation with leading fraud prevention specialists. However, as cyber-attacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise.
Any breakdown in our IT systems, including breaches or other compromises of information security, whether or not involving a cyber-attack, may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorized disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems, and the diversion of management's attention and resources.  In addition, such breakdown could result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees, and compensation or incentives offered to third parties whose data has been compromised.  We may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees, as well as potential settlements, judgments and fines.
Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyber-attacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cyber-security technologies, engaging third-party experts, deploying additional personnel, and training employees. Further, as cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Risks Relating to Our Indebtedness
We have a significant amount of financial debt, and servicing our current or future indebtedness limits funds available for other purposes.
As of September 30, 2017, we had an interest-bearing debt, which includes mortgage debt and bank loans, finance lease liabilities and amortized bank fees of $775 million and net interest-bearing debt, which includes interest-bearing debt net of cash and cash equivalents of $630 million. While the 2015 Restructuring reduced our financial debt considerably, our financial debt continues to be significant.
We may also incur additional debt in the future. This level of debt could adversely affect our ability to obtain additional financing for working capital or other capital expenditures on favorable terms. Future creditors may subject us to certain limitations on our business and future financing activities as well as certain financial and operational covenants. Such restrictions may prevent us from taking actions that otherwise might be deemed to be in the best interest of us and our shareholders.
Debt service obligations require us and will require us in the future to dedicate a substantial portion of our cash flows from operations to payments on principal and interest on our interest-bearing debt, which could limit our ability to obtain additional financing, make capital expenditures and acquisitions and or carry out other general corporate activities in the future. Any such obligations may also limit our flexibility in planning for, or reacting to, changes in our business and the industry where we operate or detract from our ability to successfully withstand a downturn in our business or the economy in general.
Our ability to service our debt will among other things depend on our future financial and operating performance, which will be affected by prevailing economic conditions as well as financial, business, regulatory, competitive, technical and other factors, some of which are beyond our control. If our cash flow is not sufficient to service our current or future indebtedness, we will be forced to take action such as reducing or delaying business activities, acquisitions or investments, selling assets, restructuring or seeking additional capital, which may not be available to us. We may not be able to affect any of these remedies on satisfactory terms, without the consent of our lenders or at all. Additionally, a default under any indebtedness or other financial agreement by a subsidiary may constitute an event of default under other borrowing arrangements pursuant to cross-default provisions. Our inability to service and repay our debt upon maturity could have a material adverse effect on our future performance, results of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.
Our financial and operational flexibility is restricted by the covenants contained in our debt facilities, and we may be unable to comply with the restrictions and financial covenants imposed in such facilities.
Our current debt facilities impose restrictions on our financial and operational flexibility. Our debt facilities impose, and any future debt facility may impose, covenants and other operating and financial restrictions on our ability to, among other things, pay dividends, charter-in vessels, incur additional debt, sell vessels, or refrain from procuring the timely release of arrested vessels. Our debt facilities require us to maintain various financial ratios, including a specified minimum liquidity requirement, a minimum equity requirement and a collateral maintenance requirement. Our ability to comply with these restrictions and covenants is dependent on our future performance and our ability to operate our fleet and may be affected by events beyond our control, including fluctuating vessel values. We may therefore need to seek permission from our lenders in order to engage in certain corporate actions.
Failure to comply with the covenants and financial and operational restrictions under our debt facilities may lead to an event of default under those agreements. An event of default may lead to an acceleration of the repayment of debt. In addition, any default or acceleration under our existing debt facilities or agreements governing our other existing or future indebtedness is likely to lead to an acceleration of the repayment of debt under any other debt instruments that contain cross-acceleration or cross-default provisions. If all or a part of our indebtedness is accelerated, we may not be able to repay that indebtedness or borrow sufficient funds to refinance that debt which could have a material adverse effect on our future performance, results of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.
Such restrictions may prevent us from taking actions that otherwise might be deemed to be in the best interest of the Company and our shareholders, and it may further affect our ability to operate our business moving forward, particularly our ability to incur debt, make capital expenditures or otherwise take advantage of potential business opportunities as they arise.

As of September 30, 2017, we were in compliance with the financial covenants contained in our debt facilities.
Change of control and mandatory repayment provisions contained in certain of our debt facilities may lead to a foreclosure of our fleet.
The terms of certain of our debt facilities require us to repay the outstanding borrowings thereunder in full if there is a change of control, which would occur if: (i) Njord Luxco or any funds solely managed by Oaktree ceases to be able through its appointees to our Board of Directors to control our Board of Directors or ceases to own or control at least 33.34% of the maximum number of votes eligible to be cast at a general meeting, or (ii) another person or group of persons acting in concert gains direct or indirect control of more than 50% of the shares or otherwise has the power to cast more that 50% of the votes at a general meeting of the Company, appoint or remove the chairman of our Board of Directors or the majority of the members of our Board of Directors direct our operating and financial policies with which our directors are obliged to comply. Such change of control may occur as a result of either a sale of shares by Njord Luxco or by a share capital increase resulting in a dilution of Njord Luxco's shareholding in the Company.
Njord Luxco is not restricted by us from selling their shares, and there can be no assurance that they will retain their holdings in us. We can give no assurance that Njord Luxco will continue to hold a significant interest in us. Any mandatory prepayment as a result of a change of control under certain of our debt facilities could lead to the foreclosure of all or a portion of our fleet and could have a material adverse effect on our future performance, result of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.
We are exposed to volatility in the USD London Interbank Offered Rate, or USD LIBOR, which could affect our profitability, earnings and cash flow.
The amounts outstanding under certain of our debt facilities have been, and amounts under additional debt facilities that we may enter in the future will generally be, advanced at a floating rate based on USD LIBOR, which has been stable since 2009, but was volatile in prior years, and will affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, USD LIBOR has been at relatively low levels and may rise in the future as the current low interest rate environment comes to an end. As of September 30, 2017, we had hedged the interest rate on approximately 57% of our outstanding interest-bearing debt at an interest rate of 1.69%. While we hedge parts of our exposure to floating rate interest rates via interest rate swaps, our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our debt facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Risks Relating to an Investment in Our Class A common shares
The majority of our Class A common shares are held by a limited number of shareholders, which may create conflicts of interest.
As a result of the 2015 Restructuring, a large portion of our Class A common shares are beneficially held by a limited number of shareholders, including Njord Luxco, a company affiliated with Oaktree and its affiliates. Njord Luxco has become our controlling shareholder and owns approximately 39,385,624 Class A common shares, or approximately 63.5% of our issued and outstanding Class A common shares (assuming no Consideration Warrants (defined below) or Restricted Share Units (RSUs) are exercised). One or a limited number of shareholders may have the ability, either acting alone or together as a group, to influence or determine the outcome of specific matters submitted to our shareholders for approval, including the election and removal of directors, and amendments to the Articles of Association, such as changes to our issued share capital or any merger or acquisition. Our Articles of Association contain certain restrictions on us undertaking certain actions unless the approval of certain of our Directors and/or a particular majority of our shareholders is obtained. Such restrictions may hamper or impede our ability to take certain corporate actions in a timely manner or at all. This change in ownership as a result of the 2015 Restructuring and any changes to the composition of the Board of Directors may lead to material changes to our business going forward.

In its capacity as our controlling shareholder, Njord Luxco may also have interests that differ from those of other shareholders. In addition, Njord Luxco holds the Class C share, which has 350,000,000 votes at the general meetings on specified matters, including the election of members to the Board of Directors (including the Chairman but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. When the votes carried by the Class C share are combined with the votes carried by the Class A common shares, each held by Njord Luxco, such votes would represent approximately 94.5% of the votes that may be cast on resolutions on which the Class C share may vote.
The Class C share votes may only be cast on resolutions in respect of the appointment or removal of directors (excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The Class C share votes may not be cast on resolutions in respect of any amendments to reserved matters, described herein, (unless those reserved matters also constitute changes to our Articles of Association on which the Class C share is entitled to vote), pre-emptive rights of shareholders, rights attached to the Class B share and other minority protection rights provisions contained in our Articles of Association. For a description of these reserved matters and other Class C share voting restrictions, see Item 10. "Additional Information—A. Share Capital —Our Shares—Class C Share". The Class C share will be automatically redeemed when Njord Luxco and its affiliates cease to beneficially own at least one third of our issued Class A common shares. The voting rights attached to the Class C share have the practical effect of allowing Njord Luxco to control our Board of Directors and to make amendments to the Articles of Association proposed by the Board of Directors, other than amendments to the minority protections, even when Njord Luxco holds only a third of our issued Class A common shares.
The interests of these shareholders may conflict with the interests of the other shareholders. In addition, conflicts of interests may exist or occur among the major shareholders themselves.
Further, Njord Luxco, companies affiliated with Njord Luxco and companies affiliated with Njord Luxco's indirect parent, Oaktree, hold substantial commercial and financial interests in other shipping companies, including companies that are active in the same markets as us and with whom we might compete from time to time. Any material conflicts of interest between us and Njord Luxco, Oaktree, and/or other shareholders may not be settled in our favor and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
An active and liquid market for our Class A common shares may not develop or be sustained.
Prior to the effectiveness of this registration statement and successful listing of the Class A common shares on Nasdaq New York, TORM plc's Class A common shares have traded only on Nasdaq Copenhagen and there has been no established trading market for those shares in the United States. We have applied to list our Class A common shares on Nasdaq New York and we expect that our Class A common shares will trade on both Nasdaq New York and Nasdaq Copenhagen. Active, liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants. If an active trading market for our Class A common shares does not develop, the price of the Class A common shares may be more volatile and it may be more difficult and time-consuming to complete a transaction in the Class A common shares, which could have an adverse effect on the realized price of the Class A common shares. We cannot predict the price at which our Class A common shares will trade and cannot guarantee investors can sell their shares at or above the issuance price. There is no assurance that an active and liquid trading market for our common shares will develop or be sustained in the United States.
We are an "emerging growth company" and we cannot be certain if the reduced disclosure and other requirements applicable to emerging growth companies will make our Class A common shares less attractive to investors.
We are an "emerging growth company", as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for up to five years. Investors may find our Class A common shares and the price of our Class A common shares less attractive because we rely, or may rely, on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our consolidated financial statements may not be comparable to other companies that comply with all public company accounting standards.
We could remain an "emerging growth company" until the last day of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act, although a variety of circumstances could cause us to lose that status earlier. For as long as we take advantage of the reduced reporting obligations, the information that we provide to shareholders may be different from information provided by other public companies.
We cannot guarantee that our Board of Directors will declare dividends.
Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our Articles of Association, applicable law and in accordance with loan agreements. We can only distribute dividends to shareholders out of funds legally available for such payments. Our Board of Directors makes determinations regarding the payment of dividends in their sole discretion, and there is no guarantee that we will be able to or decide to pay dividends to shareholders in the future. In addition, our dividend policy provides that up to 50% of the net profit for the financial year, payable on a quarterly basis, may be distributed as a dividend. On May 12, 2016, we announced a new distribution policy, pursuant to which we intend to distribution 25-50% of our net income on a semi-annual basis. In September 2016, we distributed a dividend of an aggregate amount of $25 million, or approximately $0.40 per share, to shareholders. In September 2017, we distributed to shareholders a dividend of an aggregate amount of approximately $1.2 million, or $0.02 per share, which dividend amount corresponds to approximately 42% of our net income for the six months ended June 30, 2017. No other dividends or distributions have been declared or paid through the date hereof.
In addition, the markets in which we operate our vessels are volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. We may also incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. If additional financing is not available to us on acceptable terms, our Board of Directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends. See Item 8. "Financial Information—A. Consolidated Statements and Other Financial Information—Distribution Policy".
Issuances of new shares or other securities may lead to dilution of shareholders.
As of September 30, 2017, we had 4,787,692 warrants outstanding with each warrant being convertible into one A share, par value $0.01 per share, against payment of a subscription price in cash to us of DKK 96.3. The warrants can be exercised until July 13, 2020. In accordance with our remuneration policy, our Board of Directors has, as part of the long-term incentive program, granted certain members of our management and employees Restricted Share Units, or RSU, in the form of restricted stock options. The RSUs aim at incentivizing the employees to seek to improve the performance of the Company and thereby our share price for the mutual benefit of themselves and our shareholders. A total of 2,994,009 RSUs have been granted in 2016 and 2017 (through September 30, 2017), of which 2,611,209 are outstanding as of September 30, 2017. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. The RSUs will vest over a three to five-year period from the grant date with an exercise price for each Class A common share of DKK 93.6. The exercise price on the RSUs may be adjusted by the Board of Directors to reflect dividend payments made to shareholders. Assuming the exercise of all of our outstanding warrants and full vesting and exercise of our outstanding RSUs, this would result in the issuance of 7,398,901 additional Class A common shares representing approximately 11% of our issued and outstanding Class A common shares. The exercise of some or all of these securities as well as issuance of new securities will result in the dilution of the shareholdings of our shareholders from time to time.

Our share price may be highly volatile, and future sales of our Class A common shares could cause the market price of our Class A common shares to decline.
The market price of TORM A/S' and TORM plc's shares, as applicable, has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have a material adverse effect on the market price of our Class A common shares and impact a potential sale price if holders of our Class A common shares decide to sell their shares.
In addition, a large proportion of our Class A common shares are held by a limited number of shareholders. A potentially limited free float due to shareholder concentration may have a negative impact on the liquidity of our Class A common shares and may result in a low trading volume, which could have an adverse effect on the market price and result in increased volatility.
Further, future sales or availability for sale of our Class A common shares may materially affect the price of our Class A common shares. Sales of substantial amounts of Class A common shares, including sales by Njord Luxco, or the perception that such sales could occur, may adversely affect the market price of our Class A common shares.
Future issues of new shares or other securities may be restricted.
According to our Articles of Association, certain issuances of shares, warrants, debt instruments or other securities convertible into or exchangeable for shares without giving effect to pre-emption rights require consent from shareholders representing 95% or more of the votes cast at the relevant general meeting. Further, certain reserved matters require approval by either the majority of the members of the Board of Directors (including the Chairman and the Deputy Chairman (or their respective alternates) or, in circumstances where the Deputy Chairman (or his alternate) has either not voted in favor of any such matter or did not attend the meeting of the Board of Directors at which such matter was considered, or any such matter has been put to a shareholder vote, by shareholders representing at least 70% or 86% of our issued Class A common shares, as applicable. These restrictions may limit our financial and operational flexibility, including our ability to raise funds on the equity capital markets, and could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Future issuances and sales of our Class A common shares could cause the market price of our Class A common shares to decline.
As of September 30, 2017, our issued (and fully paid up) share capital is $622,988.48 which is represented by 62,298,846 Class A common shares, one Class B share and one Class C share. Issuances and sales of a substantial number of Class A common shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our Class A common shares. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Our shareholders may incur dilution from any future equity offering.
Risks Related to Being an English Company Listing Class A common shares
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware.
We are incorporated under the laws of England and Wales. The rights of holders of our Class A common shares are governed by English law, including the provisions of the U.K. Companies Act 2006, or the U.K. Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations organized in Delaware. The principal differences are set forth in "Certain U.K. Company Considerations."

U.S. investors may have difficulty enforcing civil liabilities against the Company, our directors or members of senior management and the experts named in this registration statement.
We are incorporated under the laws of England and Wales. Several of our directors reside outside the United States and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to serve legal process on us or our directors or have any of them appear in a U.S. court. The United States and the United Kingdom do not currently have a treaty providing for the recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The enforceability of any judgment of a U.S. federal or state court in the United Kingdom will depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether a U.K. court would recognize the basis on which a U.S. court had purported to exercise jurisdiction over a defendant). In this context, there is doubt as to the enforceability in the United Kingdom of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it did not seek to compensate the claimant for loss or damage suffered and was intended to punish the defendant.
Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in England or in actions instituted in England to enforce judgments of U.S. courts.
Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in England or in actions instituted in England to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts might be successful only if the English court confirms the jurisdiction of the U.S. court and is satisfied that:
•	the effect of the enforcement judgment is not manifestly incompatible with English public policy or natural justice;
•	the judgment was not obtained on the basis of fraud;
•	the judgment did not violate the human rights of the defendant;
•	the judgment is final and conclusive;
•	the judgment is not incompatible with a judgment rendered in England or with a subsequent judgment rendered abroad that might be enforced in England;
•	a claim was not filed outside England after the same claim was filed in England, while the claim filed in England is still pending;
•	the English courts did not have exclusive jurisdiction to rule on the matter; and
•	the judgment submitted to the English court is authentic.
English law and provisions in our Articles of Association may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.
Certain provisions of English law and our Articles of Association may have the effect of delaying or preventing a change in control of us or changes in our management. For example, English law and our Articles of Association include provisions that establish an advance notice procedure for shareholder approvals to be brought before a general meeting of our shareholders, including proposed nominations of persons for election to our Board of Directors. Such provisions could delay or prevent hostile takeovers and changes in control or changes in our management. In addition, these provisions may adversely affect the market price of our Class A common shares or inhibit fluctuations in the market price of our Class A common shares that could otherwise result from actual or rumored takeover attempts.

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies to the Company. If at the time of a takeover offer the Takeover Code still applies, we would be subject to a number of rules and restrictions, including but not limited to the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders.
Njord Luxco holds over 50% of our voting share capital, and therefore, if the Takeover Panel were to determine that we were subject to the Takeover Code, Njord Luxco would be able to increase its aggregate holding in us without triggering the requirement under Rule 9 of the Takeover Code to make a cash offer for the outstanding shares in the Company.
The United Kingdom has formally initiated the withdrawal process from European Union and the implications for the laws and regulation in the United Kingdom and the impact on the global economy are uncertain.
In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (informally known as Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last two years after the government of the United Kingdom formally initiated the withdrawal process by invoking Article 50 of the Treaty on European Union on 29 March 2017. It is not clear what impact this will have on the conduct of cross-border business. The referendum result has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply to the United Kingdom in the event of a withdrawal. The UK's exit from the EU could materially change the regulatory and tax framework applicable to the Company. These developments have had and may continue to have a material adverse effect on global economic conditions. The withdrawal of the United Kingdom from the EU may lead to a downturn across the European economies and there is a risk that other countries in the European Union will look to hold referendums on whether to stay in or leave the EU. In addition, there are increasing concerns that these events might push the UK, Eurozone and/or United States into an economic recession. Although it is too early to anticipate what these developments and impacts will be, the Group considers that the potential effects of Brexit could have unpredictable consequences for financial markets and may adversely affect our future performance, results of operations, cash flows and financial position.
 We are subject to data protection laws under U.K. legislation, and any breaches of such legislation could adversely affect our business, reputation, results of operations and financial condition.
Our ability to obtain, retain and otherwise manage personal data is governed by data protection and privacy requirements and regulatory rules and guidance. In the UK, we must comply with the Data Protection Act 1998 in relation to processing certain personal data. The application of data privacy laws is often uncertain, and as business practices are challenged by regulators, private litigants and consumer protection agencies, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data protection practices. Additionally, under European data protection laws, distributing personal data into the United States may constitute an offense. Any breaches of such legislation could have a material adverse effect on our business, reputation, results of operations and financial condition.
Pre-emption rights for U.S. and other non-U.K. holders of shares may be unavailable.
In the case of certain increases in our issued share capital, under English law, existing holders of shares are entitled to pre-emption rights to subscribe for such shares, unless shareholders dis-apply such rights by a special resolution at a shareholders' meeting. These pre-emption rights have been disapplied by TORM plc's shareholders in respect of certain new issuances, see Item 10. "Additional Information—A. Share Capital", and we shall propose equivalent resolutions in the future once the initial period of dis-application has expired. In any event, U.S. holders of common shares in U.K. companies are customarily excluded from exercising any such pre-emption rights they may have, unless a registration statement under the Securities Act is effective with respect to those rights, or an exemption from the registration requirements thereunder is available. We do not intend to file any such registration statement, and we cannot assure prospective U.S. investors that any exemption from the registration requirements of the Securities Act or applicable non-U.S. securities laws would be available to enable U.S. or other non-U.K. holders to exercise such pre-emption rights or, if available, that we will utilize any such exemption.

We are and will be subject to the UK Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.
Our operations are and will be subject to anti-corruption laws, including the UK Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that may pose a risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our internal operations might be subject or the manner in which existing laws might be administered or interpreted.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export controls, economic sanctions on countries or persons, customs requirements, anti-boycott requirements and currency exchange regulations (collectively, "Trade Control Laws").
While we maintain policies and procedures reasonably designed to ensure compliance with applicable anti-corruption laws and Trade Control Laws, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control Laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control Laws by UK, U.S. or other authorities could also have a material adverse impact on our reputation, our future performance, results of operations, cash flows and financial position.
Our tax liabilities may change in the future.
While we believe that being incorporated in England and Wales and resident for tax purposes in the United Kingdom should help us maintain a competitive worldwide effective corporate tax rate, we cannot give any assurance as to what our effective tax rate will be. This is, among other things, because of uncertainties regarding the tax policies of all the jurisdictions where we operate our business and uncertainties regarding the application to our structure, which is complex, of the tax laws of various jurisdictions, including, without limitation, Denmark, the United States and the United Kingdom. Because of this uncertainty, our actual effective tax rate may vary from our expectation and that variance could be material. The G20 and the Organization for Economic Co-Operation and Development is currently focused on the taxation of multinational corporations as part of the Base Erosion and Profit Shifting Project, or BEPS. The implementation of BEPS outcomes in the jurisdictions in which we operate may have an impact on our effective tax rate, which, in turn, could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
TORM plc and certain of its subsidiaries have entered and may in the future enter into internal agreements which must be at market value or on terms no more favorable than would have been agreed if the transaction was not conducted on an intra-group basis.
We have global operations and the functions related to owning and operating a global scale product tanker fleet are spread across various subsidiaries, including crewing, technical maintenance, chartering and ownership of vessels. Cross-border business within our foreign subsidiaries and TORM plc can be complicated. We will likely enter into further agreements by and among our subsidiaries on the one hand and TORM plc on the other hand in the future. To ensure compliance with transfer pricing regulations such transaction must in general be conducted on arm's length basis. We believe that these transactions are on arm's length terms, but no assurance can be given that we would not have been able to secure more favorable terms from third parties.

Regarding any cross-border transactions, we may face significant compliance challenges with the regulations and administrative requirements around transfer pricing, since they differ from country to country. Tax authorities are increasingly sophisticated in the way they operate and are focusing more closely on transfer pricing in companies that transact cross-border business.
Tax consequences related to the 2015 Restructuring could increase our tax burden and could have a material adverse effect on our financial position.
The debt write-down and conversion of debt that occurred as part of the 2015 Restructuring is considered a debt forgiveness for Danish tax purposes. The debt forgiveness will not result in taxes being payable by us provided that the debt forgiveness can be classified as a comprehensive agreement between us and our creditors, and provided that the debt forgiveness takes place on normal market terms as applied between unrelated parties.
If the debt forgiveness is classified as a comprehensive agreement, the gain on the debt forgiveness realized by us will not be taxable. If the debt forgiveness is classified as singular debt forgiveness, however, the gain on the debt forgiveness will be taxable to us. This classification determination is based on a number of factors, including the percentage of the creditors of the unsecured debt who participated in the debt forgiveness. Because the 2015 Restructuring was a complex transaction, the evaluation of whether it was entered into on normal market terms consequently requires judgment.
Management expects that the debt forgiveness will be classified as a comprehensive agreement between us and our creditors, and that it is entered into on normal market terms. In the event that this is not the case, it could increase our overall tax burden and could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
The Danish Tax Authorities may challenge whether TORM plc is entitled to Danish withholding tax exemption on dividends from TORM A/S.
TORM plc is a tax resident of the United Kingdom and owns 100% of the shares of TORM A/S and should as a starting point be entitled to the benefits under the EU Parent/Subsidiary Directive (2011/96/EU) although it is not currently clear whether similar provisions would continue to apply following the United Kingdom's intended departure from the European Union.
However, TORM plc should be entitled to the benefit of the double tax treaty entered into between Denmark and the United Kingdom. The double tax treaty reduces dividend withholding tax to nil for wholly-owned subsidiaries (where the relevant conditions are satisfied) and its protection would, in principle, be available regardless of the United Kingdom's departure from the European Union. In order for the double tax treaty to apply, TORM plc must be considered the beneficial owner of the dividends and is not subject to Danish anti-abuse rules. We believe that the group structure, the level of business activity carried out in the United Kingdom by TORM plc, the economic risk of TORM plc, and TORM plc's right to dispose of dividends received, justify that TORM plc is the beneficial owner of dividends received from TORM A/S, that TORM plc is not a conduit entity and that Danish anti-abuse rules should not apply.
Consequently, we believe that dividends distributed from TORM A/S to TORM plc should be exempt from Danish dividend withholding tax according to either the application of the EU Parent/Subsidiary Directive (2011/96/EU) or the double tax treaty entered into between Denmark and the United Kingdom (so long as a claim is made and the treaty relief is granted). If the provisions of the EU Parent/Subsidiary Directive (2011/96/EU) did not apply and not all of the applicable conditions in the double tax treaty between the United Kingdom and Denmark are fulfilled, Danish withholding taxes of 27% (potentially reduced to 22%) will be triggered on such dividend distributions.

ITEM 4.	INFORMATION ON THE COMPANY
A.          History and Development of the Company
TORM plc is a public limited company that was incorporated under the laws of England and Wales on October 12, 2015 under the name Anchor Admiral Limited company number 09818726. Anchor Admiral Limited was renamed TORM Limited on November 26, 2015, and TORM Limited was renamed to TORM plc on January 20, 2016. TORM plc's registered office is at Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom. Our telephone number at this address is +44 203 713 4560. Our main commercial and technical activities are managed out of our office at Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Our telephone number at that address is +45 39 17 92 00. We also have offices located in Mumbai (India), Manila (the Philippines), Cebu (the Philippines), Singapore (Singapore) and Houston (Texas, USA). Our website is www.torm.com. The information contained on our website is not a part of this registration statement. As of September 30, 2017, we employed approximately 293 people in our offices worldwide and approximately 3,240 seafarers.
We are one of the world's largest carriers of refined oil products. Our activities are primarily the transportation of clean petroleum products, such as gasoline, jet fuel, kerosene, naphtha and gas oil, and occasionally dirty petroleum products, such as fuel oil. We are active in all larger vessel segments of the product tanker market from Handysize to Long Range 2 (LR2) tankers. Our current operating fleet is comprised of 77 vessels with an aggregate capacity of approximately 4,365,117 dwt, consisting of seven owned Long Range 2 (LR2) tankers, seven owned Long Range 1 (LR1) tankers, 50 owned Medium Range (MR) tankers, eight owned Handysize tankers, and three LR2 vessels and two MR vessels which we charter-in on bareboat charters. In addition, we have eight newbuildings currently under construction and options to purchase an additional eight product tanker newbuildings.
We have an extensive in-house operating and management platform which performs commercial, administrative and technical management for our vessels. Through this integrated platform, we handle the commercial management of all our vessels and the technical management of all our owned vessels, other than three vessels managed by an unaffiliated third party. In addition, we conduct all vessel sale and purchase activities in-house, leveraging relationships with shipbrokers, shipyards, financial institutions and other shipowners.
Our current business model focuses on employing our vessels in the spot market. During 2016, our vessels were employed in the spot market for approximately 91% of our Available Earning Days, which we define as the total number of days in a period when a vessel is ready and available to perform a voyage, that is the vessel is not off-hire or in dry-dock, and had coverage. As of September 30, 2017, we had coverage for 27% of our remaining Available Earning Days in 2017 at a TCE rate of $16,946 per day. The term "coverage" as used above and throughout this registration statement refers to the percentage of Available Earning Days in a stated period for which our vessels are fixed pursuant to vessel employment agreements into which we have already entered.
During 2016, we achieved TCE earnings of $458 million, Adjusted EBITDA of $200 million and Loss Before Tax of $142 million, including an impairment loss of $185 million.  See Item 5. "Operating and Financial Review and Prospects—Non-IFRS Measures".
History of the Company
TORM A/S was founded in 1889 by Captain Ditlev E. Torm and Christian Schmiegelow. In our first 10 years of existence, TORM A/S' fleet grew to four vessels, and in 1905 the Company was listed on the Copenhagen Stock Exchange, the predecessor of Nasdaq Copenhagen.
In the 1910s, TORM A/S began to operate international voyages and expanded its activities with the order of its first refrigerated vessel in the 1920s and the delivery of its first motorized ship in 1933. During World War II, TORM A/S lost 13 vessels and 41 employees but, following the end of the war, quickly recovered and increased the number of routes it operated. During the period from 1950 to 1990, TORM A/S was active within the consolidation of the product tanker market, and continued efficiency improvements secured TORM A/S a leading position in that market. In the early 2000s, TORM A/S divested its liner and offshore marine service activities.
In the period from 2006 to 2008, TORM A/S focused on increasing the size of its fleet, ordering 19 newbuildings and chartering in 21 vessels on long-term contracts. In 2007, TORM A/S acquired the U.S. shipping company OMI Corporation (in collaboration with Teekay Shipping Corporation) and acquired 26 product tankers, of which 11 were Medium Range (MR) tankers, 13 were Handysize tankers and two were Long Range 1 (LR1) tankers.

During the financial crisis and the slowdown of the global economy starting in late 2008, which resulted in low freight rates and depressed vessel values, TORM A/S' financial situation gradually deteriorated. As a consequence, in November 2012, we entered into restructuring agreements with our secured creditors and certain of our time charter-in counterparties. We refer to these transactions as the "2012 Restructuring". The 2012 Restructuring provided for the deferral of bank debt, new liquidity and substantial savings from the restructured time chartered-in fleet, however, it did not reduce the amount of vessel financing, which resulted in a high leverage. In addition, certain specific option rights were agreed upon with three bank groups that triggered a sales process for 22 vessels and repayment of the related debt. All options were exercised with subsequent vessel sales to Njord Luxco in April 2013, November 2013 and March 2014. Following the 2012 Restructuring, the depressed freight rate environment for product tankers and bulk carriers (our ownership of which we have since phased out) continued. In mid-2013, we initiated a process to recapitalize the Company, which lead to the 2015 Restructuring.
On July 13, 2015, or the Restructuring Completion Date, we completed the 2015 Restructuring, which was governed by a restructuring agreement by and between TORM A/S, three entities owned by funds managed by Oaktree, and certain of our pre-2015 Restructuring lenders, which we refer to as the Participating Lenders, dated March 27, 2015, or the Restructuring Agreement, which was approved and administered through the English High Court. As part of the 2015 Restructuring, we acquired the entire outstanding share capital of Njord from Njord Luxco, a company owned by funds managed by Oaktree, which we refer to as the "Combination", and restructured TORM A/S' balance sheet to reduce our loan-to-value ratio from approximately 164% to 51% at the Restructuring Completion Date. The net result of the 2015 Restructuring was that the Participating Lenders received approximately 99% of TORM A/S' share capital, comprised of Danish A shares and warrants, or the Consideration Warrants, in consideration for the write-down of $536 million of our pre-2015 Restructuring indebtedness following which the Group's wholly-owned fleet increased to 74 vessels, including the 25 product tankers, or the Njord Acquisition Vessels, acquired from Njord, and contracts for the construction of six MR product tanker newbuildings, or the OCM Newbuildings, which were delivered to us in 2015 and 2016, and Njord Luxco, a company controlled by Oaktree, then became our majority shareholder.
As a result of the 2015 Restructuring and the Exchange Offer (discussed below), our largest shareholder is Njord Luxco, a company controlled by Oaktree that holds approximately 63.5% of our Class A common shares, excluding the voting rights associated with the C share that it holds which relate to election and dismissal of members of the Board of Directors and certain amendments to our Articles of Association. As part of the 2015 Restructuring, with the approval of our shareholders, TORM A/S implemented new corporate governance provisions, including certain minority shareholder protection rights, and amended TORM A/S' Articles of Association to include certain authorizations to TORM A/S' Board of Directors, including an authorization to increase our share capital. See Item 7. "Major Shareholders and Related Party Transactions" and Item 10. " Additional Information".
Dry Bulk Activity Phase Out
In November 2015, upon our sale and delivery of our remaining two Panamax vessels, TORM Anholt and TORM Bornholm, we phased out all of our drybulk activities to strategically focus solely on the product tanker sector.
Exchange Offer, Redomiciliation and Current Corporate Structure
On April 15, 2016, TORM established a new corporate structure of the TORM Group including the insertion of a publicly-held parent company incorporated under the laws of England and Wales, TORM plc. TORM plc's Class A common shares were listed on Nasdaq Copenhagen on April 19, 2016, and TORM A/S' Danish A shares were delisted from Nasdaq Copenhagen on April 26, 2016. We refer to this as the Redomiciliation.
To effect the Redomiciliation, we commenced an Exchange Offer, which closed on April 15, 2016, pursuant to which TORM plc effectively acquired all of the outstanding securities of TORM A/S in exchange for the securities of TORM plc. A total of 97.6% of TORM A/S' shareholders exchanged their shareholdings to TORM plc in the Exchange Offer. Following the closing of the Exchange Offer, TORM plc exercised its statutory right under the Danish Companies Act to acquire the remaining 2.4% unexchanged shares from TORM A/S' minority shareholders in a squeeze-out transaction for a total cash consideration of approximately $19 million. In addition, all TORM A/S warrant holders exchanged their warrants on a one-for-one basis for warrants of TORM plc. At the closing of the Exchange Offer and the Redomiciliation, our share capital consisted of 62,298,846 Class A common shares, par value $0.01 per share, one B share, par value $0.01 per share, one C share, par value $0.01 per share and 50,000 redeemable shares of GBP 1.00 per share, which we subsequently redeemed in September 2016. For more information on our share capital, see Item 10. "Additional Information—A. Share Capital".

Proposed Listing on Nasdaq New York
We have applied to list our currently outstanding Class A common shares, registered hereby, for trading on Nasdaq New York under the symbol "TRMD" promptly after the effectiveness of this registration statement. Upon the commencement of trading on Nasdaq New York, our Class A common shares may be traded on both Nasdaq New York and Nasdaq Copenhagen. All of our outstanding Class A common shares will be identified by CUSIP G89479 102 and ISIN GB00BZ3CNK81.
Recent Developments
Financial Results for the Three and Nine Months Ended September 30, 2017 and 2016
The table below sets forth our unaudited selected financial results for the three and nine months ended September 30, 2017 and 2016. The interim financial data is not necessarily indicative of future results and should be read in conjunction with our consolidated financial statements and related notes included in this registration statement.
	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
(USD million, except share data)
Consolidated income statement data:
Revenue	155.8	155.8	485.6	526.4
Port expenses, bunkers and commissions	(60.6)	(52.4)	(190.5)	(161.8)
Charter hire	(1.4)	(5.4)	(6.5)	(16.3)
Operating expenses	(46.7)	(47.9)	(142.0)	(150.3)
Profit from sale of vessels	0.0	0.0	2.8	0.0
Administrative expenses	(10.1)	(9.8)	(32.3)	(31.4)
Other operating (expenses)/income	0.0	(0.1)	(0.3)	(0.3)
Impairment losses on tangible and intangible assets	(2.6)	0.0	(3.6)	0.0
Depreciation	(28.6)	(30.3)	(86.3)	(90.8)
Operating profit	5.8	9.9	26.9	75.5
Financial income	1.4	0.6	2.4	2.8
Financial expenses	(11.1)	(8.7)	(29.9)	(30.1)
Profit / (loss) before income tax	(3.9)	1.8	(0.6)	48.2
Tax expense	(0.3)	(0.2)	(0.6)	(0.8)
Net profit / (loss) for the period	(4.2)	1.6	(1.2)	47.4

Other financial data:
Earnings/(loss) per share (USD)	(0.1)	0.0	0.0	0.8
Diluted earnings/(loss) per share (USD)	(0.1)	0.0	0.0	0.8

(USD million)			As of September 30,
Consolidated balance sheet data:			2017	2016
Total assets			1,658.9	1,760.9
Total non-current assets			1,404.5	1,590.6
Total liabilities			874.8	797.8
Total non-current liabilities			731.0	645.0
Equity/net assets			784.1	963.1
Cash and cash equivalents			145.1	77.4
Number of shares (excluding treasury shares), end of period (million)			62.0	62.3
Number of shares (excluding treasury shares), average (million)			62.0	62.1

B.          Business Overview
Our Fleet
The following table set forth summary information regarding our fleet of owned product tankers, including the vessels that we charter in as of September 30, 2017:
Vessel Name	Type	DWT	Year Built	Shipyard(1)
Owned On-the-Water Product Tanker Vessels
TORM Kristina	LR2	99,999	1999	Halla
TORM Gudrun	LR2	99,965	2000	Hyundai
TORM Ingeborg	LR2	99,999	2003	Samho
TORM Valborg	LR2	99,999	2003	Samho
TORM Marina	LR2	109,672	2007	Dalian New
TORM Maren	LR2	109,672	2008	Dalian New
TORM Mathilde	LR2	109,672	2008	Dalian New
TORM Sara	LR1	72,718	2003	Samsung
TORM Estrid	LR1	74,999	2004	Hyundai
TORM Emilie	LR1	74,999	2004	Hyundai
TORM Ismini	LR1	74,999	2004	Hyundai
TORM Signe	LR1	72,718	2005	Samsung
TORM Sofia	LR1	72,660	2005	Samsung
TORM Venture	LR1	73,700	2007	New Century
TORM Gunhild	MR	44,999	1999	Halla
TORM Neches	MR	47,052	2000	Onomichi
TORM Clara	MR	44,999	2000	Daedong
TORM Cecilie	MR	44,999	2001	STX
TORM Amazon(2)	MR	47,275	2002	Onomichi
TORM San Jacinto	MR	47,038	2002	Onomichi
TORM Gertrud	MR	45,990	2002	STX
TORM Gerd	MR	45,960	2002	STX
TORM Caroline	MR	44,999	2002	STX
TORM Moselle	MR	47,024	2003	Onomichi
TORM Rosetta	MR	47,015	2003	Onomichi
TORM Carina	MR	46,219	2003	STX
TORM Freya	MR	45,990	2003	STX
TORM Thyra	MR	45,950	2003	STX
TORM Camilla	MR	44,990	2003	STX
TORM Horizon	MR	46,955	2004	Hyundai Mipo
TORM Resilience	MR	49,999	2005	STX
TORM Thames	MR	47,036	2005	Hyundai Mipo
TORM Helvig	MR	46,187	2005	STX
TORM Ragnhild	MR	46,187	2005	STX
TORM Eric	MR	51,266	2006	STX
TORM Platte	MR	46,959	2006	Hyundai Mipo
TORM Kansas	MR	46,955	2006	Hyundai Mipo
TORM Republican	MR	46,955	2006	Hyundai Mipo
TORM Loke	MR	51,372	2007	SLS
TORM Hardrada	MR	45,983	2007	Shin Kurushima
TORM Lene	MR	49,999	2008	GSI
TORM Laura	MR	49,999	2008	GSI
TORM Lotte	MR	49,999	2009	GSI
TORM Louise	MR	49,999	2009	GSI
TORM Lilly	MR	49,999	2009	GSI
TORM Alice	MR	49,999	2010	GSI
TORM Alexandra	MR	49,999	2010	GSI
TORM Aslaug	MR	49,999	2010	GSI
TORM Agnete	MR	49,999	2010	GSI
TORM Almena	MR	49,999	2010	GSI
TORM Atlantic	MR	49,999	2010	GSI
TORM Agnes	MR	49,999	2011	GSI
TORM Amalie	MR	49,999	2011	GSI
TORM Arawa	MR	49,999	2012	GSI
TORM Anabel	MR	49,999	2012	GSI
TORM Astrid	MR	49,999	2012	GSI
TORM Thor	MR	49,842	2015	Sungdong
TORM Timothy	MR	49,842	2015	Sungdong
TORM Thunder	MR	49,842	2015	Sungdong
TORM Titan	MR	49,842	2016	Sungdong
TORM Torino	MR	49,842	2016	Sungdong
TORM Troilus	MR	49,842	2016	Sungdong
TORM Sovereign	MR	50,000	2017	Hyundai Mipo
TORM Supreme	MR	50,000	2017	Hyundai Mipo
TORM Rhone(3)	Handysize	35,770	2000	Daedong
TORM Ohio	Handysize	37,278	2001	Hyundai Mipo
TORM Charente	Handysize	35,751	2001	Daedong
TORM Garonne	Handysize	37,178	2004	Hyundai Mipo
TORM Loire	Handysize	37,106	2004	Hyundai Mipo
TORM Saone	Handysize	36,986	2004	Hyundai Mipo
TORM Tevere	Handysize	37,383	2005	Hyundai Mipo
TORM Gyda	Handysize	36,207	2009	Hyundai Mipo

Chartered-in Product Tanker Vessels
TORM Helene(5)	LR2	99,999	1997	Hyundai
TORM Margrethe(4)	LR2	109,672	2006	Dalian New
TORM Marie(4)	LR2	109,647	2006	Dalian New
TORM Vita(5)	MR	45,990	2002	STX
TORM Mary(5)	MR	44,990	2002	STX

Newbuildings
TORM Herdis	LR2	114,000	Exp. 2018	GSI
TORM Hermia	LR2	114,000	Exp. 2018	GSI
TORM Hellerup	LR2	114,000	Exp. 2018	GSI
TORM Hilde	LR2	114,000	Exp. 2018	GSI
Hull no. 15121034	MR	49,999	Exp. 2019	GSI
Hull no. 15121035	MR	49,999	Exp. 2019	GSI
Hull no. 15121036	MR	49,999	Exp. 2019	GSI
Hull no. 15121037	MR	49,999	Exp. 2019	GSI

_______________________

(1) As used in this registration statement, Hyundai refers to Hyundai Heavy Industries Co. Ltd.; Halla refers to Halla Engineering & Heavy Industries, South Korea; Samho refers to Hyundai Samho Heavy Industries Co. Ltd.; Dalian New refers to Dalian Shipbuilding Industry, China; New Century refers to New Century Shipbuilding Co. Ltd.; Onomichi refers to Onomichi Dockyard, Japan; Daedong refers to Daedong Shipbuilding, South Korea; STX refers to STX Offshore and Shipbuilding Co. Ltd.; Hyundai Mipo refers to Hyundai Mipo Dockyard Co. Ltd.; Shin Kurushima refers to Shin Kurushima Dockyard Co. Ltd., Japan; SLS refers to SLS Shipbuilding Co. Ltd. Tongyeong, South Korea; and GSI refers to Guangzhou Shipyard International Co., Ltd.
(2) Vessel was operated through a finance lease until the expiration of the charter-in agreement on September 8, 2017, at which time we repaid the finance lease in full and purchased the vessel pursuant to our obligation under the terms of the finance lease.
(3) Vessel is sold and is expected to be delivered to the new owners during the first quarter of 2018.
(4) Vessel is chartered-in on bareboat charter with an expected redelivery date in June 2018. Accounted for as an operational lease.
(5) Vessels were sold and leased back on bareboat charter with a contract expiration in 2022. We have a purchase option for the individual vessels. The vessels are accounted for as financial lease.

Fleet Development
Vessel Acquisitions
On September 23, 2015, as part of our planned product tanker fleet renewal, we entered into memoranda of agreement to purchase three second-hand MR product tankers (TORM Loke built in 2012, TORM Atlantic built in 2010 and TORM Astrid built in 2012), or the MR Acquisition Vessels, for an aggregate purchase price of approximately $79 million. We financed the acquisition of these vessels with cash from operations and borrowings under a new secured loan facility with Danske Bank A/S, or Danske Bank, which provided us with borrowings of up to $27 million, or the Danske Bank Facility, which we repaid in full in 2016. We took delivery of the MR Acquisition Vessels in the fourth quarter of 2015.
On November 30, 2015, we entered into contracts with Guangzhou Shipyard International Co., Ltd., or GSI, for the construction of four LR2 vessels, or the LR2 Product Tanker Newbuildings. We also have the options to purchase four additional LR1 vessels, or the LR1 Option Vessels, from GSI. As of September 30, 2017, we were obligated to pay approximately $128 million in remaining installment payments due under these newbuilding contracts, which we expect to fund with cash from operations and anticipated borrowings of up to $115 million under a secured loan facility with The Export-Import Bank of China, or the CEXIM Facility, which we entered into on July 8, 2016. The LR2 Product Tanker Newbuildings are expected to be delivered to us between the first and the third quarter of 2018 and the LR1 Option Vessels, if our purchase options are exercised, are available for delivery between the third and fourth quarter of 2019. We have not secured financing in connection with the LR1 Option Vessels.

On July 24, 2017, we entered into contracts with GSI for the purchase of construction contracts for four fuel-efficient MR vessels under construction at GSI, or the GSI MR Resale Vessels, and the option to purchase up to four additional MR vessels, or the MR Option Vessels. The GSI MR Resale Vessels have an expected delivery in 2019. The MR Option Vessels, if our purchase options are exercised, are available for delivery in 2019 or 2020.
On August 3, 2017, we entered into contracts with Hyundai Mipo for the purchase of construction contracts for two MR vessels then under construction at Hyundai Mipo, or the Hyundai Mipo MR Resale Vessels, which, together with the GSI MR Resale Vessels, we refer to as the MR Resale Vessels. The Hyundai Mipo MR Resale Vessels were delivered to us in September 2017.
The aggregate purchase price of the MR Resale Vessels was $185 million. We expect to finance the purchase price of the GSI MR Resale Vessels with cash from operations and from additional borrowings from Danish Ship Finance A/S, or DSF, for which we entered into a secured loan agreement on September 20, 2017 for a new tranche of borrowings which was consolidated with our existing facility with DSF (as amended and restated, the DSF Facility). We financed the purchase price of the Hyundai Mipo MR Resale Vessels with cash from operations and from borrowings from ING Bank NV under a secured term loan facility, or the ING Facility, which we entered into on September 8, 2017. We expect these financings to cover approximately 66% of the aggregate purchase of the MR Resale Vessels. We have not yet secured financing in connection with the MR Option Vessels.
For information about our financing agreements and the financing agreements into which we expect to enter, see Item 5. "Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements"
Vessel Dispositions
During the first quarter of 2017, we sold TORM Anne (built in 1999), in the second quarter of 2017, we sold TORM Madison and TORM Trinity (both built in 2000), in the third quarter of 2017, we sold TORM Fox (built in 2005) and in the fourth quarter of 2017, we sold TORM Rhone (built in 2000). We sold these five vessels for aggregate proceeds of $39 million and, we have delivered the first four vessels to their respective buyers and expect to deliver the last vessel in the first quarter of 2018.
Sale and Leaseback Transactions
During the first and second quarters of 2017, we entered into a sale and leaseback agreements and bareboat charters for the LR2 tanker, TORM Helene, and two MR tankers, TORM Mary and TORM Vita, pursuant to which we sold the vessels to three buyers not affiliated with us from which we concurrently chartered-in the three vessels each for a period of 58 months from the delivery date plus 50 more days at our option. These three sale and leaseback transactions are treated as financial leases but have no purchase obligation attached. We have an option to purchase TORM Mary and TORM Helene at the expiration of their respective charter-in agreements at fixed option prices. We have the option to purchase TORM Vita at the fourth anniversary of its delivery date and again at the expiration of the charter-in agreement at fixed option prices.
For information about our financing agreements, see Item 5. "Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements".
Employment of Our Product Tanker Fleet
Our current strategy is to employ our vessels worldwide primarily in the spot market. We believe that this will enable us to take advantage of potential increases in product tanker vessel hire rates in the near term. We may seek to employ some of our vessels on longer-term time charter contracts, if customer needs and expected returns make this more attractive. Employing vessels on longer-term contracts may provide us with the benefits of stable cash flows and high utilization rates. In addition, from time to time, we may employ our vessels on shorter-term charters and under COAs.

Spot Market
A spot market voyage charter is a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates have historically been volatile and fluctuate due to seasonal changes as well as general supply and demand dynamics in the crude oil marine transportation sector. Although the revenue we generate in the spot market is less predictable, we believe our exposure to this market provides us with the opportunity to capture better profit margins during periods when vessel demand exceeds supply leading to improvements in product tanker charter rates.
Time Charters
Time charters provide us with a fixed and stable cash flow for a known period of time. Time charters may help us mitigate, in part, our exposure to the spot market, which tends to be volatile in nature, being seasonal and generally weaker in the second and third quarters of the year due to refinery shutdowns and related maintenance during the warmer summer months. In the future, we may opportunistically employ more of our vessels under time charter contracts as the available rates for time charters become sufficiently attractive.
Contracts of Affreightment (COAs)
COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the vessel's operating, voyage and capital costs are borne by the shipowner. The freight rate is generally set on a per cargo ton basis. Although the vast majority of vessels in our product tanker fleet are employed on spot market voyage charters, we may employ these and our other vessels under time charters, COAs or bareboat charters in the spot market in the future.
Bareboat charter
The shipowner charters the vessel to another company (the charterer) for a pre-agreed period and daily rate. The charterer is responsible for operating the vessel and for payment of the charter rates, irrespective of the condition of the vessel. A bareboat charter is comparable to a finance/capital lease.
Coverage
As of September 30, 2017, our coverage, which is the percentage of Available Earning Days in a stated period for which our vessels are fixed pursuant to vessel employment agreements into which we have already entered, for the fourth quarter of 2017 and the full year 2018 was 27% and 11%, respectively. The limited coverage is in accordance with our strategy and may allow us to benefit from a potential further strengthening of the market, but simultaneously it exposes us to a potential deteriorating market.
The following table sets forth summary information regarding the employment of our fleet, including the number of owned days, time chartered-in days, physical days and the percentage of Available Earning Days that our vessels are fixed on charters and the relevant rates as of September 30, 2017.

	2017	2018	2019	2017	2018	2019
	Owned Days (1)
LR2	658	3,484	3,961
LR1	641	2,509	2,447
MR	4,359	17,863	18,657
Handysize	733	2,747	2,767
Total	6,390	26,603	27,832

	Charter-in and Leaseback Days at Fixed Rate(1)
LR2	92	363	363
LR1	-	-	-
MR	183	726	726
Handysize	-	-	-
Total	275	1,089	1,089

	Charter-in Days at Floating Rate(1)
LR2	183	338	-
LR1	-	-	-
MR	-	-	-
Handysize	-	-	-
Total	183	338	-

	Available Earning Days(1)			Covered Days(1)
LR2	932	4,185	4,324	406	1,055	84
LR1	641	2,509	2,447	99	-	-
MR	4,542	18,589	19,383	1,178	1,844	147
Handysize	733	2,747	2,767	194	48	-
Total	6,848	28,030	28,921	1,877	2,947	231

	Covered, %			Coverage rates, USD/Day(1)
LR2	44%	25%	2%	19,660	24,174	24,340
LR1	15%	0%	0%	21,246	-	-
MR	26%	10%	1%	16,730	17,064	17,490
Handysize	27%	2%	0%	10,394	17,910	-
Total	27%	11%	1%	16,946	19,622	19,986

Fair value of freight rate contracts that are mark-to-market in the income statement (USD million):
Contracts not included above	0.8
Contracts included above	-0.2
(1) As used in the table above, Owned Days means days for which our owned vessels are available for trading; Charter-in and Leaseback Days means days for which our fixed rate charter-in and leaseback vessels are available for trading; Charter-in Days at Floating Rate means days for which our charter-in and leaseback vessels on market determined rates are available for trading, Available Earning Days means the sum of Owned Days, Charter-in and Leaseback days and Charter-in Days at Floating Rate; Covered Days means number of days for a stated time period, for which our vessels are fixed pursuant to agreements already entered into and Coverage rates means the TCE equivalent at which the Covered Days are fixed

Note: Actual number of days can vary from projected number of days primarily due to vessel sales and delays of vessel deliveries and other factors including those beyond our control.  The information in the table above may differ materially from actual results. Charter-in days at floating rate determine rates at the entry of each quarter, and then we will receive approximately 10% profit/loss compared to this rate.

Management of Our Fleet
Integrated Platform
We perform commercial and technical management functions for our own fleet which we believe provides us with efficient operations and high quality service to our customers. Operating under an integrated platform allows us to avoid conflicts of interest that may arise in companies that outsource vessel management to external, related-party entities, to maintain closer control over our operating expenses and to provide customers with better visibility into vessel performance and safety.
Commercial Management
Commercial management services include arranging the employment of our vessels from voyage to voyage as well as presenting opportunities to engage in COAs with customers or charter out vessels on longer-term charter periods. The commercial management is also responsible for the voyage operation.
Technical Management
Technical management services include providing technical expertise necessary for all vessel operations, supervising the maintenance, upkeep and general efficiency of vessels, arranging and supervising newbuilding construction, dry-docking, repairs and alterations, crew management, insurance, and developing, implementing, certifying and maintaining a safety management system. We maintain construction supervision rights over all newbuildings that we acquire in order to ensure that they meet their quality specifications and perform at the standards we require.
Vessel Sales and Purchases
Our vessel sale and purchase activities are also conducted in-house. The team leverages relationships with shipbrokers, shipyards, financial institutions and shipowners to identify attractive vessel acquisition and sale opportunities to attempt to maximize shareholder returns and maintain our desired fleet composition. Our sale and purchase team also seeks to opportunistically renew our product tanker fleet by acquiring modern vessels with specifications demanded by our customers.
Customers
We generate revenue by charging customers for the transportation of refined oil products and crude oil. Many of our largest customers in the product tanker segment are companies operating in the oil industry such as major oil companies, state-owned oil companies and international trading houses.
Customer Concentration
During the first half of 2017, our 20 largest customers accounted for approximately 77% of our total revenue. None of our other customers accounted for more than 2% of our total revenues.
Our Business Strategy
Our primary objective is to optimize our earnings within the given market environment and conditions. The four key elements of our current strategy are:
Optimize our chartering strategy as a pure-play product tanker owner and operator to maximize earnings. As one of the world's largest product tanker companies with a current operating fleet of 77 vessels, eight newbuildings under construction and options to purchase an additional eight product tanker newbuildings as of September 30, 2017, we are active within all larger product tanker classes (LR2, LR1, MR and Handysize). This is an important factor in meeting customer demands, as global customers in general have transportation requirements that move between vessel classes. Our chartering strategy is to employ our fleet primarily in the spot market, where we are able to optimize earnings from voyage to voyage. We actively manage the employment of our operating fleet between spot market voyages as well as short and long-term time charters. We may seek to employ some of our vessels on longer-term time charter-out contracts, if customer needs and expected returns make it attractive. Due to the scale of our owned fleet we will only enter into long-term charter-in commitments if deemed profitable on a case-by-case assessment. We believe that ownership of vessels combined with our integrated platform provides an essential control and allows more flexibility. Short-term charter-in agreements (less than 12 months) are considered and evaluated as an active part of our spot-oriented market approach.

Selective fleet growth. We may selectively grow our product tanker fleet and serve as a consolidator in the product tanker segment if the right opportunities arise. Our sale and purchase activities are conducted by an in-house team leveraging relationships with shipbrokers, shipyards, financial institutions and shipowners. We continuously follow the market for attractive opportunities to acquire high-specification second-hand product tankers that will be franchise enhancing and financially accretive. The specific acquisition criteria include for example:
•	Price point attractiveness
•	Complementarity to the current fleet
•	Vessel quality level and origin (quality yard)
•	Operational characteristics incl. main engine design, bunker consumption and cargo intake
We also selectively pursue attractive newbuilding programs with high-quality shipyards, where second-hand purchases do not meet our return thresholds, or where the second-hand market has insufficient liquidity in vessels that meet our customers' requirements. Our in-house technical management has significant experience in newbuilding projects from design to delivery. As of September 30, 2017, our newbuilding program consists of four LR2 vessels, with scheduled delivery between the first and the third quarter of 2018, and four MR vessels with expected delivery in 2019, and options to purchase an additional eight newbuildings. We will from time to time sell vessels that no longer fit our commercial strategy, or if the price point is deemed attractive.

Solid capital structure. We have a solid capital structure with long-dated debt maturities, a strong liquidity position and limited off-balance sheet liabilities. We have an attractive debt profile with favorable interest rates, amortization schedule and covenants. The solid capital structure supports our spot employment strategy and enhances financial and strategic flexibility. In addition, our balance sheet strength gives a competitive advantage when pursuing vessel acquisitions, as counterparties prefer contracting with well-capitalized counterparties. We plan to finance our business and fleet growth with a combination of cash-on-hand and financing from lenders and from the capital markets. Since the second half of 2016, we have attracted new strategic financial partners and have agreed to financing agreements totaling up to $399 million.
Maintain cost-efficient in-house vessel operations and corporate expenses through an integrated management system. We manage our fleet cost-efficiently and effectively with our in-house commercial and technical management team, which has a reputation for strong commercial performance, safety and operational expertise. Within the One TORM platform, our employees ensure the high quality of the fleet that is essential for acceptance by our customers under their strict vetting criteria. We believe that our largest customers prefer the integrated operating model, as it provides them with better accountability and insight into safety and vessel performance. The integrated nature of our operating platform provides transparency and additional alignment of management and shareholder interests, which mitigates the potential for actual or perceived conflicts of interest with related parties. In addition, it allows for closer control over operating expenses. Our diverse fleet of well-maintained product tankers gives us the necessary and critical mass to reap scale advantages both commercially and in terms of cost-efficiency compared to smaller product tanker owners. We believe that the combination of well-maintained vessels, the presence in all product tanker classes and the integrated operating platform provides the commercial management team with enhanced flexibility and responsiveness to customer demands. As a result, we have consistently delivered TCE earnings and cash flows above industry average.
The Product Tanker Industry
The year ended December 31, 2016 was characterized by a healthy consumer-driven demand for clean petroleum products, which is expected to continue. However, high product inventory levels globally meant that consumer demand to a large extent was met via local inventory drawdowns.
The year ended December 31, 2015 was a strong year for product tanker freight rates in general, and 2016 started with freight rates at similar levels as at the end of 2015. In the first quarter of 2016, the product tanker market benefited from relatively strong refinery margins, which resulted in high production of clean petroleum products on a global scale. The high production levels of clean petroleum products in 2015 and the first quarter of 2016 led to all-time high global inventory levels. In the second quarter of 2016, high inventory levels combined with lower refinery utilization led to a reduction of long-haul arbitrage movements and softening product tanker freight rates in general.

During the second half of 2016, product tanker freight rates continued to soften, as high inventory levels limited the demand for seaborne transportation. Long-haul arbitrage movements remained limited for most of the period. Furthermore, a weak market for dirty petroleum products in the third quarter of 2016 combined with a high number of crude tanker newbuildings caused the newly delivered VLCC and Suezmax vessels to penetrate traditional LR2 routes, which influenced LR2 freight rates negatively. In the fourth quarter of 2016, freight rates for dirty products recovered alleviating pressure on the LR2 market. During the fourth quarter of 2016, the long-haul naphtha arbitrage from the Atlantic Basin to the Far East increased led by improved naphtha import economics for Far Eastern petrochemicals.
In the first half of 2017, the market continued to be negatively impacted by high global product stockpiles, which resulted in limited arbitrage flows for most of the products. Nevertheless, the underlying oil demand growth remained robust, supported by low oil prices. In addition, strong refinery margins supported high refinery runs especially in the U.S. and Europe, while refinery outages in Latin America offered export possibilities for the U.S. Gulf Coast refineries in particular.
In August 2017, during the two week period following Hurricane Harvey, more than 20% of the U.S. refinery capacity was shut down as a result of the storm. This shut down resulted in a strong but brief increase in the Atlantic freight rates, as U.S. Gulf Coast exports to traditional markets in South America were replaced by longer haul flows from Europe. In addition, products were transported from Asia to the west coast of the U.S. and Latin America, which had a positive effect on the rates in Asia and lasted longer than the uplift seen in the Atlantic basin. A secondary effect of the disruption in U.S. refinery output was acceleration in product inventory drawdowns, which had already started in the second quarter of 2017 and which were reinforced by strong product demand. By the end of October 2017, product inventories in main consumption areas had dropped to the levels close to or even below the historical norms.
According to industry sources, asset prices on second-hand product tankers were under pressure during 2016. The declining asset prices were mainly driven by a combination of a relatively large supply of sales candidates, limited access to financing and decreasing freight rates in general. The value of our fleet measured by broker values decreased by 25% during 2016. During the first ten months of 2017, the trend reversed and product tanker prices saw some recovery from the lows seen earlier.
Product tanker freight rates, January 2016 – October 2017

TCE in $/day
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Ras Tanura - Chiba Clean 75K Average Earnings - LR2
Ras Tanura - Chiba Clean 55K Average Earnings - LR1
Average MR Clean Earnings

Asset prices on five-year-old second-hand product tanker, January 2016 – October 2017

$ million
55
50
45
40
35
30
25
20
15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
LR2
LR1
MR
Handy

Environmental and Other Regulations
Government laws and regulations significantly affect the ownership and operation of our vessels. We are subject to various international conventions, laws, and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expenses, including vessel modification and implementation costs.
A variety of governmental, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These organizations include, but are not limited to, the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Each of our vessels is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate survey, and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater parts of the vessel and for necessary repair stemming from the inspection. Special surveys frequently require dry-docking.
Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our product tanker fleet or lead to the invalidation or reduction of our insurance coverage. We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for product tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization
The IMO is a specialized agency of the United Nations responsible for setting global standards for the safety, security and environmental performance of vessels engaged in international shipping. The IMO's primary objective is to create a regulatory framework for the shipping industry that is fair and effective, and universally adopted and implemented. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, and MARPOL. MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to the prevention of pollution by oil; Annexes II and III relate to the prevention of pollution by noxious liquid substances carried in bulk and harmful substances carried by sea in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air pollution by ship emissions, including greenhouse gases.
Air Emissions
In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances", defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited and the emission of Volatile Organic Compounds is controlled. Annex VI also includes a global cap on the sulfur content of fuel oil.
The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. ratified the Annex VI amendments in October 2008, and the EPA promulgated equivalent emissions standards in late 2009.
In October 2016, the IMO set January 1, 2020 as the implementation date for ships to comply with low sulfur fuel oil requirement, which progressively cuts sulfur levels from the current 3.5% to 0.5%. This applies to fuel used in main engine, auxiliary engines and boilers. Shipowners can comply with this regulation by (i) using 0.5% sulfur fuels on board, which is likely to be available around the world by 2020 but probably at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. We believe that there is uncertainty related to the actual implementation of the regulation, including the regulator's enforcement possibilities, but the cost of obtaining compliance with the regulation could be significant. In anticipation of the 2020 implementation, we have elected to install an exhaust gas scrubber on one of our LR2 product tankers, TORM Hilde, which we expect to be delivered to us in 2018.
Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (reduced from 1.50%), with a further reduction to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs, and the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are all within designated ECAs. Ocean-going vessels in these areas will be subject to stringent emissions controls and this may cause us to incur additional expenses. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Effective September 1, 2015, amendments to Annex VI relating to Tier III standards within ECAs came into effect. These amendments provide for Tier III nitrogen oxide standards to be applied to a marine diesel engine that has been constructed on or after January 1, 2016 and which operates in the North America ECA or U.S. Caribbean Sea ECA that are designated for the control of nitrogen oxide emissions. At the Marine Environment Protection Committee's, or MEPC, 71st session in July 2017, or MEPC 71, the MEPC also adopted amendments which designated the North Sea and Baltic Sea as ECAs for nitrogen oxides. These amendments were previously approved at MEPC's 70th session in October 2016, or MEPC 70, and become effective January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.
If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. As of the date of this registration statement, we are in compliance with applicable requirements under Annex VI, as amended.
Safety Management System Requirements
The IMO also adopted SOLAS, and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 amendments to SOLAS that include the safe manning of vessels entered into force on January 1, 2014. The Convention on Limitation for Maritime Claims, or the LLMC, was amended in April 2012 and took effect on June 8, 2015. The amendments altered the limits of liability for loss of life, personal injury and property claims against shipowners.
Our operations are also subject to environmental standards and requirements contained in the ISM Code as discussed previously.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions and limitations. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC also covers bunker oil pollution by tankers but only when loaded or when cargo residues remain on board. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to the vessel's limitation fund for a single incident. Our protection and indemnity insurance covers the liability under the plan adopted by the IMO subject to the rules and conditions of entry.
In 1996, the IMO created the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious substances by Sea, or the HNS Convention.  The HNS Convention aims to ensure adequate, prompt and effective compensation for damage that may result from shipping accidents involving hazardous and noxious substances. The HNS Convention has not yet entered into force, but if it does, compliance with the HNS Convention could entail additional capital expenditures or otherwise increase the costs of our operations. The HNS Convention will enter into effect 18 months after its ratification.
The IMO adopted the Bunker Convention to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to tankers, the Bunker Convention is only applicable to vessels without cargo or residues thereof on board.

With respect to non-ratifying states, liability for spills or releases of oil carried as cargo or fuel in ships' bunker tanks is typically determined by the national or other domestic laws in the jurisdiction where the events or damages occur. Our protection and indemnity insurance which covers the liability for pollution is described below under "Protection and Indemnity Insurance".
In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention requires vessels to install expensive ballast water treatment systems at a date tied to the renewal of the MARPOL survey for each vessel. The BWM Convention's implementing regulations call for a phased introduction of mandatory concentration limits. All vessels will also have to carry a ballast water record book and an International Ballast Water Management Certificate.
The BWM Convention was ratified on September 8, 2016 and entered into force on September 8, 2017. The MEPC adopted the updated "guidelines for approval of ballast water management systems (G8)" at MEPC 70. According to the original implementation scheme, vessels were required to comply with ballast water treatment standard at the first MARPOL renewal survey after the convention entered into force. AT MEPC 71 in July 2017, however, the implementation scheme was changed to require vessels with International Oil Pollution Prevention (IOPP) certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal and require other vessels to comply at their first IOPP certificate renewal.
The U.S. regulations on ballast water management entered into force June 21, 2012. U.S regulations require compliance with the treatment standard at the first scheduled dry-docking after January 1, 2016 for operating ships and at delivery for newbuildings. Before any type-approved systems were available, the USCG allowed shipowners to apply for an extension of their compliance date on the basis that the USCG-type-approved systems were unavailable in the market. The extensions were granted for vessels with original compliance date up to 2019 before the USCG type approved the first system in December 2016. The USCG has not removed the extension option for shipowners, but parties requesting extensions must now provide evidence that none of the USCG-type-approved systems in the market are suitable for their vessel. As of September 30, 2017, there were five USCG-type-approved systems available in the market.
There are separate approval processes for the makers of ballast water treatment systems in order to obtain IMO approval and USCG approval, respectively. With respect to USCG compliance, vessels could previously receive an extension for compliance of five years by employing an Alternative Management System (AMS). Vessels equipped with a USCG-approved AMS would remain in compliance with U.S. regulation until five years after the compliance date for an individual ship is set. After five years, the AMS must either achieve USCG type-approval, or be replaced with a USCG type-approved system.
In November 2014 and May 2015, the IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water, or the Polar Code. The Polar Code entered into force on January 1, 2017. The Polar Code covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. Ships intending to operate in the applicable areas must have a Polar Ship Certificate. This requires an assessment of operating in said waters and includes operational limitations, additional safety equipment and plans or procedures, necessary to respond to incidents involving possible safety or environmental consequences. A Polar Water Operational Manual is also needed on board the ship for the owner, operator, master, and crew to have sufficient information regarding the ship to assist in their decision-making process. The Polar Code applies to new ships constructed after January 1, 2017. After January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate, or renewal survey.
Wreck Removal
The Nairobi Convention on the Removal of Wrecks, or the Wreck Removal Convention, entered into force on April 14, 2015 and contains obligations for shipowners to effectively remove wrecks located in a member state's exclusive economic zone or equivalent 200 nautical miles zone. The Wreck Removal Convention places strict liability, subject to certain exceptions, on a vessel owner for locating, marking and removing the wreck of any owned vessel deemed to be a hazard due to factors such as its proximity of shipping routes, traffic density and frequency, type of traffic and vulnerability of port facilities as well as environmental damage. It also makes government certification of insurance, or other form of financial security for such liability, compulsory for ships of 300 gross tonnage and above.

A member state may intervene in certain situations. They can remove, or have removed, wrecks that pose a danger or impediment to navigation or that may be expected to result in major harmful consequences to the marine environment, or damage to the coastline or related interests, of one or more member states. The same applies for a ship that is about, or may reasonably be expected, to sink or to strand as set forth in the Wreck Removal Convention. The cost of such removal, and other measures, falls on the vessel owner.
Should one of our vessels become a wreck subject to the Wreck Removal Convention, substantial costs may be incurred in addition to any losses suffered as a result of the loss of the vessel.
The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than petroleum, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third-party, an act of God, or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:
•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.
OPA contains statutory caps on liability and damages relating to pollution incidents, subject to certain exceptions. Effective December 21, 2015, the USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 for any tank vessel that is over 3,000 gross tons, except single hull, oil spill response, or edible oil tank, vessels (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA, which applies to owners and operators of vessels, contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third-party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.
OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. The USCG has implemented regulations requiring evidence of financial responsibility sufficient to meet the maximum amount of liability to which a particular party may be subject. Under the regulations, vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the USCG for each of our vessels that is required to have one.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.
The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.
OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.  Yet, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.
The EPA has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. On March 28, 2013, the EPA re-issued the VGP for another five years, which took effect on December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. In October 2015, the U.S. Court of Appeals for the Second Circuit invalidated the 2013 VGP, holding that the EPA acted arbitrarily and capriciously in its development. The 2013 VGP is to remain in place until the EPA issues a new VGP. In the fall of 2016, sources reported that the EPA indicated it was working on a new VGP. As of the date of this registration statement, we have obtained coverage under, and are in compliance with, the 2013 VGP.

The USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. As of June 21, 2012, the USCG implemented revised regulations on ballast water management by establishing standards on the allowable concentrations of living organisms in ballast water discharged from ships in U.S. waters.
As of January 1, 2014, vessels were technically subject to the phasing-in of these standards. However, it was not until December 2016, that the USCG first approved said technology. The ballast water management systems approved by the USCG include, but are not limited to, Optimarin Ballast System, Alfa Laval PureBallast 3, Ocean Saver BWTS MKII. The USCG previously provided waivers to vessels that could not install the as-yet unapproved technology and vessels now requiring a waiver need to show why they cannot install the approved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the VGP, indicating that it would take into account reasons why vessels do not have the requisite technology, but will not grant waivers. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with these USCG and state regulations could have an adverse impact on the commercial operation of our vessels.
In order to comply with IMO and USCG ballast water regulations, we are required to install ballast water treatment plants on all vessels from December 2018 to September 2024. The cost of compliance per vessel for us is estimated to be between $1.0 and $1.3 million, depending on size of the vessel. Significant investments in ballast water treatment systems may have a material adverse effect on our future performance, results of operations, cash flows and financial position. We have performed due diligence in this regard and have established a project group that is carrying out technical feasibility of the available plants. We are also carrying out pilot projects to minimize risks in the future implementation process for all ships.
The U.S. Clean Air Act, or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding the environment. Specifically, it targets the U.S. offshore energy strategy, which affects parts of the maritime industry.
European Union Regulations
In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The EU also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulations
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. President announced that the U.S. is withdrawing from the Paris Agreement. The timing and effect of such action has yet to be determined.
The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships adopted by the MEPC as amendments to MARPOL Annex VI entered into force. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPs, and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships will be 25% more energy-efficient than those built in 2014. These requirements could cause us to incur additional compliance costs.
In April 2015, a regulation was adopted requiring large ships (over 5,000 gross tons) calling at EU ports from January 2018 to collect and publish data on carbon dioxide emissions and other information. The EU also recently proposed a plan where, if IMO discussions are not successful, emissions from ships will be included in its trading system by 2023.
In the U.S., the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources, but does not directly regulate greenhouse gas emissions from the shipping sector. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions and the sulfur content found in marine fuel. Moreover, in the U.S., individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emissions and, at the end of 2016, signaled it may take additional action regarding climate change.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the E.U., the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases from marine vessels could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.
Maritime Labor Convention
The ILO is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO adopted the MLC 2006, which entered into force on August 20, 2013. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance are required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. These documents will provide prima facie evidence that the vessels are in compliance with the requirements of the MLC 2006. The Maritime Labor Certificate and Declaration of Maritime Labor Compliance will be subject to inspection by port state control when vessels enter the ports of other countries that have ratified the MLC 2006. In addition, vessels flying the flag of countries that have not ratified the MLC 2006 are also subject to inspection with respect to working and living conditions for seafarers when those vessels enter in port of countries where the MLC 2006 is in force. Amendments to MLC 2006 were adopted in 2014 and 2016.
There are costs associated with complying with the MLC 2006, and the methods to be used by port state control to check and ensure compliance are currently unclear. Given the uncertain interpretation of the MLC 2006, and the local legislation enacting it in various countries, there are risks associated with ensuring proper compliance.

Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.
Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism.
To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:
•
onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel's hull;
•
a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.
A ship operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.
Safety and security in shipping is furthermore regulated by IMO's International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or the STCW, which establishes minimum standards of competence for seafarers, for example, minimum mandatory training and certification requirements.
We have implemented the various security measures addressed by these regulations and our fleet is in compliance with the applicable security requirements.
Inspection by Classification Societies
Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in-class,'' signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned and will certify that such vessel complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.
For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:
•
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and are to be carried out either at or between the second and third Annual Surveys after Special Periodical Survey No. 1 and subsequent Special Periodical Surveys. Those items which are additional to the requirements of the Annual Surveys may be surveyed either at or between the second and third Annual Surveys. After the completion of the No.3 Special Periodical Survey, the following Intermediate Surveys are of the same scope as the previous Special Periodical Survey.

•
Special Periodical Surveys (or Class Renewal Surveys). Class renewal surveys, also known as Special Periodical Surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, and should be completed within five years after the date of build or after the crediting date of the previous Special Periodical Survey. At the special survey, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than the minimum class requirements, the classification society would prescribe steel renewals. A Special Periodical Survey may be commenced at the fourth Annual Survey and be continued with completion by the fifth anniversary date. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.

As mentioned above for vessels that are more than 15 years old, the Intermediate Survey may also have a considerable financial impact.
At an owner's application, the surveys required for class renewal (for tankers only the ones in relation to machinery and automation) may be split according to an agreed schedule to extend over the entire five-year period. This process is referred to as continuous survey system. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.
Most vessels are subject also to a minimum of two examinations of the outside of a vessel's bottom and related items during each five-year special survey period. Examinations of the outside of a vessel's bottom and related items are normally to be carried out with the vessel in dry-dock, but an alternative examination while the vessel is afloat by an approved underwater inspection may be considered. Such an examination is to be carried out in conjunction with the Special Periodical Survey and in this case the vessel must be in dry-dock. For vessels older than 15 years (after the 3rd Special Periodical Survey), the bottom survey must always be in the dry-dock. In all cases, the interval between any two such examinations is not to exceed 36 months.
In general during the above surveys, if any defects are found, the classification surveyor will require immediate repairs or issue a ''recommendation'' which must be rectified by the shipowner within prescribed time limits.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies, or IACS. All our vessels are certified as being "in-class" by American Bureau of Shipping, Lloyds Register or Bureau Veritas who are all members of IACS. All new and second-hand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
Marine and War Risks Insurance
We have in force marine hull and machinery and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular and general average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular and general average and actual or constructive total loss from acts of war and civil war, terrorism, piracy, confiscation, seizure, capture, vandalism, sabotage, and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence, but excluding actual or constructive total loss.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our contractual and third-party liabilities in connection with our shipping activities in accordance with the Rules of the P&I Association. This covers third-party liability and other related expenses including but not limited to those resulting from injury or death of crew, passengers and other third-parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and mandatory wreck removal (not including towage costs, which is covered by marine or war risk insurance). Protection and indemnity insurance is a form of mutual indemnity insurance, extended by mutual protection and indemnity associations, or "clubs".
As a member of a P&I Club that is a member of the International Group of P&I Clubs, or the International Group, we carry protection and indemnity insurance coverage. The P&I Clubs that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities in excess of their own retention. Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Clubs. We are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The permits, licenses and certificates that are required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. We have obtained all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Competition
We operate in markets that are highly competitive. We compete for charters on the basis of price, vessel location, size, age and condition of the product tankers as well as our reputation as an operator. We compete primarily with owners and operators of product tankers in the Handysize, MR, LR1 and LR2 fleets. We believe that the ownership of product tanker vessels is fragmented and divided among major oil companies and independent product tanker owners. The fragmented competitive landscape can be illustrated by our market position. Although we have one of the largest owned fleets, according to industry sources, our owned fleet constitutes approximately 3% of the existing global product tanker fleet (in dwt terms).
C.          Organizational Structure
TORM plc (formerly Anchor Admiral Limited and TORM Limited) is a public limited company incorporated on October 12, 2015 under the laws of England and Wales under the name TORM Limited with company number 9818726. Anchor Admiral Limited was renamed TORM Limited on November 26, 2015 and TORM Limited was renamed to TORM plc on January 20, 2016. Following the closing of the Exchange Offer (discussed herein) and the listing of TORM plc's Class A common shares on Nasdaq Copenhagen on April 19, 2016, TORM plc became the publicly listed parent company of TORM A/S, which is now our wholly-owned subsidiary. The Group is engaged in the business of owning and operating product tanker vessels to transport refined petroleum products. We, TORM A/S and other subsidiaries, own each of the vessels in our product tanker fleet (including eight newbuildings and other than five vessels that we charter in and expect to own each additional vessel that we acquire in the future, through separate wholly-owned subsidiaries. The management of our fleet, including vessels that we charter in, is performed by our wholly-owned subsidiaries. We have offices in the United Kingdom, Denmark, Mumbai (India), Manila (the Philippines), Cebu (the Philippines), Singapore (Singapore) and Houston (Texas, USA).
A list of our significant subsidiaries is filed herewith as Exhibit 8.1.
D.          Property, Plants and Equipment
We own no properties other than our vessels. We lease office space in various jurisdictions and had the following material leases in place as of September 30, 2017:
•	London, United Kingdom, located at Birchin Court 20, Birchin Lane, EC3V 9DU with 1 employee at this location;
•	Hellerup, Denmark, located at Tuborg Havnevej 18, with approximately 126 employees at this location;
•	Singapore, Singapore, located at 6 Battery Road #27-02, with approximately 14 employees at this location;
•	Houston, Texas, USA, located at Suite 710, 2500 City West Boulevard, with approximately 5 employees at this location;
•	Manila, the Philippines, located at 7th Floor Salcedo Towers, 169 HV dela Costa Street, with approximately 35 employees at this location;
•	Cebu, the Philippines, located at 5th Floor Park Centrale Bld, Jose Maria del Mar St., Corner Abad St., with 2 employees at this location;
•	Mumbai, India, located at 2nd Floor, Leela Business Park, Andheri-Kurla Road, with approximately 109 employees at this location; and
•	New Delhi, India, located at 5th Floor, Caddle Commercial Tower, Aerocity, with 1 employee at this location.

Patents, Licenses and Trademarks
We have no material patents and do not use any licenses other than ordinary information technology licenses.
We have trademark registered the rights to our Company's name (TORM) and logo (the TORM flag) in all relevant jurisdictions including Denmark, the European Union, Bahrain, Brazil, Singapore, the United Arab Emirates and the United States.
We have registered our primary domains: www.torm.com, www.torm.dk and www.torm.eu.
ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management's discussion and analysis of results of operations and financial condition should be read in conjunction with our audited consolidated financial statements, and related notes, and other financial information appearing in Item 18. "Financial Statements". You should also carefully read the following discussion with the sections of this registration statement entitled "Explanatory Note and Presentation of Our Financial and Operating Data," Item 3. "Key Information—D. Risk Factors", Item 4. "Information on the Company—B. Business Overview," and "Cautionary Statement Regarding Forward-Looking Statements". This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in Item 3. "Key Information—D. Risk Factors" and elsewhere in this registration statement.
The audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 have been prepared in accordance with IFRS as issued by the IASB. The unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2017 and 2016 have been prepared in accordance with IAS 34 "Interim Financial Reporting." The financial statements are presented in U.S. Dollar millions unless otherwise indicated.
Non-IFRS measures
Certain non-IFRS measures included in the summary financial and operating data have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include Time Charter Equivalent or TCE earnings, adjusted gross profit (net earnings from shipping), Adjusted EBITDA (earnings before financial income and expense, depreciation and amortization, taxes, and impairments), invested capital, net interest-bearing debt, which we define, explain the use of and reconcile to the nearest IFRS measure on the following pages. The computation of Adjusted EBITDA includes an adjustment for financial income and expenses which we deem to be equivalent to "interest" for purposes of presenting Adjusted EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges and financial income consists of interest income and gains on foreign exchange transactions.
Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analysis; the presentation of these measures facilitates an element of comparability with other companies, although management's measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
Non-IFRS Financial Measures
(USD million)
Time charter equivalent (TCE) earnings	458.2	370.8	98.7	199.9	261.1

Adjusted gross profit (Net earnings from shipping activities)	241.5	235.9	48.4	99.5	147.9
Adjusted EBITDA	200.0	210.3	40.9	79.8	126.1
Invested capital	1,387.8	1,587.4	573.0	1,340.6	1,587.1
Net interest-bearing debt	609.2	612.4	103.5	556.2	602.2

Time Charter Equivalent (TCE) earnings. We define TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions and freight and bunker derivatives. We report TCE earnings, a non-IFRS measure, because we believe it provides additional meaningful information to investors in conjunction with revenue, the most directly comparable IFRS measure, given it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from revenue to TCE earnings.
	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
Reconciliation to revenue
(USD million)
Revenue	680.1	540.4	179.9	329.8	370.6
Port expenses, bunkers and commissions	(221.9)	(169.6)	(81.2)	(129.9)	(109.5)
Time charter equivalent (TCE) earnings	458.2	370.8	98.7	199.9	261.1

Adjusted gross profit (Net earnings from shipping activities). We define adjusted gross profit (net earnings from shipping activities) as operating profit/(loss) before depreciation, impairment losses on tangible and intangible assets, share of profit from joint ventures, other operating expenses, administrative expenses and profit from sale of vessels. We report adjusted gross profit (net earnings from shipping activities), a non-IFRS measure, because we believe it provides, additional meaningful information to investors to assess our operating performance from our shipping activities. Adjusted gross profit (net earnings from shipping activities) is also provided as an operating performance measure in the internal management reporting.
	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
Reconciliation to operating profit/(loss)
(USD million)
Operating profit/(loss)	(107.2)	143.0	16.2	21.1	65.6
Depreciation	122.2	67.3	24.7	57.7	60.5
Impairment losses on tangible and intangible assets	185.0	-	-	1.0	-
Share of profit from joint ventures	(0.2)	(0.2)	-	-	-
Other operating expenses	0.3	6.3	6.5	0.3	0.2
Administrative expenses	41.4	19.5	1.0	22.2	21.6
Profit from sale of vessels	-	-	-	(2.8)	-

Adjusted gross profit (net earnings from shipping activities)	241.5	235.9	48.4	99.5	147.9

Adjusted EBITDA. We define Adjusted EBITDA as net profit/(loss) for the period before tax expense, financial income, financial expenses, depreciation and impairment losses on tangible and intangible assets. The computation of Adjusted EBITDA refers to financial income and expenses which we deem to be equivalent to "interest" for purposes of presenting Adjusted EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.
Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our operating performance as well as our compliance with the financial covenants and restrictions contained in our financing agreements. We believe that Adjusted EBITDA assists our management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. We believe that including Adjusted EBITDA as an operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing operational strength in assessing whether to continue to hold common units.
Adjusted EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net profit/(loss), the most directly comparable IFRS financial measure, for the periods presented:
	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
Reconciliation to net profit/(loss)
(USD million)
Net profit/(loss) for the year	(142.5)	126.0	12.6	3.0	45.9
Tax expense	0.8	1.0	-	0.3	0.5
Financial expenses	37.3	16.9	3.6	18.8	21.4
Financial income	(2.8)	(0.9)	-	(1.0)	(2.2)
Depreciation	122.2	67.3	24.7	57.7	60.5
Impairment losses on tangible and intangible assets	185.0	-	-	1.0	-
Adjusted EBITDA	200.0	210.3	40.9	79.8	126.1

Invested capital. We define invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held-for-sale, deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. We believe that invested capital is a relevant measure that management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:
	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
Invested capital
(USD million)
Tangible and intangible fixed assets	1,389.7	1,578.5	536.9	1,344.0	1,602.4
Investments in joint ventures	0.3	0.3	-	0.3	0.3
Bunkers	31.6	25.6	13.3	28.8	28.2
Accounts receivables (1)	73.7	94.7	37.7	63.8	75.8
Deferred tax liability	(45.0)	(45.1)	-	(44.9)	(45.0)
Trade payables (2)	(61.5)	(64.4)	(13.3)	(50.3)	(72.4)
Current tax liabilities	(0.8)	(1.8)	-	(0.9)	(1.9)
Deferred income	(0.2)	(0.4)	(1.6)	(0.2)	(0.3)
Invested capital	1,387.8	1,587.4	573.0	1,340.6	1,587.1

(1)          Accounts receivable includes freight receivables, other receivables and prepayments.
(2)          Trade payables includes trade payables and other liabilities.

Net interest-bearing debt. Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), finance lease liabilities (current and non-current), amortized bank fees, less cash and cash equivalents. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such we believe that net interest-bearing debt is a relevant measure which management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:
	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
Net interest-bearing debt
(USD million)
Mortgage debt and bank loans (current and non-current)	669.6	766.2	141.5	723.6	703.7
Finance lease liabilities (current and non-current)	13.6	13.5	-	43.0	15.5
Amortized bank fees	2.0	1.0	-	3.4	-
Cash and cash equivalents	(76.0)	(168.3)	(38.0)	(213.8)	(117.0)
Net interest-bearing debt	609.2	612.4	103.5	556.2	602.2

A.          Operating Results
We generate revenue by charging customers for the transportation of refined oil products and crude oil using product tankers.
Important factors affecting our results of operations consist of the following:
•
TCE earnings per available earning day (defined below). TCE earnings per available earning day are defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as port expenses, bunker and commissions. Presenting revenue net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a more consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while under voyage charter contracts the shipowner pays these expenses. A charterer has the choice of entering into a time charter (which may be a one-trip time charter) or a voyage charter. We are neutral as to the charterers' choice because they will primarily base their financial decisions on expected TCE rates rather than on expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings.

•
Spot charter rates. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight rate per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-on-year basis. Fluctuations derive from imbalances in the availability of cargos for shipment and the number of vessels available at any given time to transport these cargos. Vessels operating in the spot market generate revenue that is less predictable, but may enable increased profit margins during periods of improvements in product tanker rates.

•
Time charter rates. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily or monthly rate. Under time charters, the charterer pays voyage expenses such as port, canal and bunker costs. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions.

•
Available earning days. Available earning days are the total number of days in a period when a vessel is ready and available to perform a voyage, meaning the vessel is not off-hire or in dry-dock. For the owned vessels, this is calculated by taking operating days and subtracting off-hire days and days in dry-dock. For the chartered-in vessels, no such calculation is required because charter hire is only paid on earning days and not for off-hire days or days in dry-dock.

•
Operating days. Operating days are the total number of available days in a period with respect to the owned vessels, before deducting unavailable days due to off-hire days and days in dry-dock. Operating days are a measurement that is only applicable to the owned vessels, not to the time chartered-in vessels.

•
Operating expenses per operating day. Operating expenses per operating day are defined as crew wages and related costs, costs of spares and consumable stores, expenses relating to repairs and maintenance (excluding capitalized dry-docking), cost of insurance and other expenses on a per operating day basis. Operating expenses are only paid for owned vessels. TORM plc does not pay such costs for the time chartered-in vessels, as they are paid by the vessel owner and instead factored into the charter hire cost for such chartered-in vessels.

•	Vessel prices. Vessel prices are affected by freight rates, which can fluctuate significantly. The results of operations can be affected by two factors related to vessel prices:
•
Impairment tests. In order to reflect the recoverable value of vessels, the book value of vessels is reviewed quarterly in conjunction with changes in market fundamentals. Any indication of impairment is reviewed, both due to significant declines in market values or due to declines in the present values of the estimated future cash flows to be generated by the vessels. Any impairment losses are recognized in the income statement. See "Critical Accounting Estimates and Judgments", below, for further details.

•	Loss/profit from the sale of vessels. Both loss and profit can be realized in connection with the sale of vessels depending on the selling price and the book value of the vessels sold.
See Note 20 to the audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 for further information on financial risks including foreign exchange risk and Item 3. "Key Information—D. Risk factors" for a more comprehensive discussion on government and industry regulations.
Other Important Financial and Operational Terms and Concepts of TORM plc
The Company uses a variety of other financial and operational terms and concepts. These include the following:
•
Voyage expenses. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port expenses, cargo loading and unloading expenses, canal tolls and agency fees. These expenses are subtracted from shipping revenues to calculate Time Charter Equivalent Rates.

•
Vessel operating costs. Vessel operating costs include crewing, repairs and maintenance (excluding capitalized dry-docking), insurance, consumable stores, lube oils, communication expenses and technical management fees. The largest components of our vessel operating costs are generally crewing and repairs & maintenance. Expenses for repairs & maintenance tend to fluctuate from period to period because most repairs & maintenance typically occur during periodic dry-dockings. We expect these expenses to increase as our fleet matures and to the extent that it expands.

•
Charter hire. Charter hire consists of (i) money paid to the vessel owner by a charterer for the use of a vessel under a time charter or bareboat charter and (ii) amortization of the fair value of time charter contracts acquired. Such payments to vessel owners are usually made during the course of the charter every 30 days in advance or in arrears by multiplying the daily charter rate by the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365-day calendar year basis.

•
Dry-docking. We must periodically dry-dock each of our vessels for inspection and any modifications to comply with industry certification or regulatory requirements. Generally, each vessel is dry-docked every 30-60 months.

•
Depreciation. Depreciation expenses typically consist of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value and any impairment losses recognized) over the estimated useful lives of the vessels and charges related to the depreciation of upgrades to vessels which are depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or upgrade. Dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking.

Factors You Should Consider When Evaluating the Results of TORM plc
The Company faces a number of risks associated with our industry and must overcome a variety of challenges to utilize our competitive strengths in order to profitably implement our business strategy. These risks include, among others, the highly cyclical tanker industry, dependence on spot market voyage charters, fluctuating charter values, increase in fuel prices, changing economic, political and governmental conditions affecting our industry and business, international sanctions, embargoes, import and export restrictions, nationalizations and wars, material changes in applicable laws and regulations, full performance by counterparties, particularly charterers, maintaining customer relationships, delay in deliveries or non-deliveries from shipyards, piracy attacks, maintaining sufficient liquidity, financing availability and terms, and management turnover. See Item 3. "Key Information—A. Risk Factors".
Results of Operations of TORM plc
We operate within one segment, the product tanker segment, and thus the analysis has not been broken out into segments. During 2015, TORM operated two segments, product tanker and bulk, but wound down its bulk activities during the year as the two bulk vessels were sold.
The financial highlights for TORM plc for the years ended December 31, 2016, 2015 and 2014 in this section have been extracted or derived from TORM plc's audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014. The financial highlights for TORM plc for the periods ended June 30, 2017 and 2016 have been extracted from TORM plc's unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2017 and 2016. As such the information below should be read in conjunction with TORM plc's audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 and TORM plc's unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2017 and 2016, in addition to the section of this registration statement entitled "Explanatory Note and Presentation of Our Financial and Operating Data".
Some of the information contained in this section, including information about TORM plc's plans and strategies for our business and our expected sources of financing, contains forward-looking statements that involve risks and uncertainties. Potential investors should read the section "Risk factors" for information on certain factors that may have a material adverse effect on TORM plc's future performance, results of operations, cash flows and financial position.
TORM plc operates in a global industry where, among other things, freight rates are denominated and settled in United States dollars, and a majority of the cost base of TORM plc is denominated and settled in United States dollars. Consequently, TORM plc's financial reporting is in United States dollars.

Financial highlights for TORM plc
	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
Income statement
(USD million)
Revenue	680.1	540.4	179.9	329.8	370.6
Time charter equivalent (TCE) earnings	458.2	370.8	98.7	199.9	261.1
Adjusted gross profit (net earnings from shipping activities)	241.5	235.9	48.4	99.5	147.9
Adjusted EBITDA	200.0	210.3	40.9	79.8	126.1
Operating profit/(loss)	(107.2)	143.0	16.2	21.1	65.6
Profit/(loss) before tax	(141.7)	127.0	12.6	3.3	46.4
Net profit/(loss) for the period	(142.5)	126.0	12.6	3.0	45.9

	As of December 31,			As of June 30,
	2016	2015	2014	2017	2016
Balance sheet
(USD million)
Non-current assets	1,390.0	1,578.8	536.9	1,344.3	1,602.7
Total assets	1,571.3	1,867.4	625.9	1,650.7	1,823.7
Equity	780.6	976.0	469.5	787.8	984.9
Total liabilities	790.7	891.4	156.4	862.9	838.8
Invested capital	1,387.8	1,587.4	573.0	1,340.6	1,587.1
Net interest-bearing debt	609.2	612.4	103.5	556.2	602.2
Cash and cash equivalents	76.0	168.3	38.0	213.8	117.0

Consolidated interim financial statements as of and for the six months ended June 30, 2017 and 2016
Income statement
The table below presents financial information derived from TORM plc's income statement for the six months ended June 30, 2017 and 2016.
	Six months ended June 30,
	2017	2016
(USD million)
Revenue	329.8	370.6
Port expenses, bunkers and commissions	(129.9)	(109.5)
TCE earnings	199.9	261.1
Adjusted gross profit (net earnings from shipping activities)	99.5	147.9
Adjusted EBITDA	79.8	126.1
Operating profit	21.1	65.6
Profit before tax	3.3	46.4
Net profit for the period	3.0	45.9
Total revenue for the six months ended June 30, 2017 was $330 million, corresponding to a decrease of $41 million when compared to the six months ended June 30, 2016. The decrease in revenue was due to lower freight rates and fewer earning days.

Total port expenses, bunkers and commissions for the six months ended June 30, 2017 were $130 million, an increase of $20 million when compared to the six months ended June 30, 2016. Bunkers amounted to 57%, port expenses to 36%, commissions and other voyage expenses to 7% respectively of the total port expenses, bunkers and commissions for the six months ended June 30, 2017. Bunkers to 46%, port expenses to 41%, commissions and other voyage expenses to 13% of the total port expenses, bunkers and commissions for the six months ended June 30, 2016. The increase in port expenses, bunkers and commissions was primarily due to a 48% increase in bunker expenses due to an increase in bunker prices during the period.
TORM plc's TCE earnings for the six months ended June 30, 2017 were $200 million compared to $261 million for the six months ended June 30, 2016. The decrease in TCE earnings was primarily due to the high clean petroleum product inventories that had a negative impact on the demand for products for the six months ended June 30, 2017 when compared to the six months ended June 30, 2016.
Adjusted gross profit and Adjusted EBITDA were $100 million and $80 million, respectively, for the six months ended June 30, 2017 compared to an adjusted gross profit and Adjusted EBITDA of $148 million and $126 million, respectively, for the six months ended June 30, 2016. The decrease was mainly driven by a decrease in the freight rates for the six months ended June 30, 2017 compared to the six months ended June 30, 2016.
TORM plc's operating profit amounted to a profit of $21 million for the six months ended June 30, 2017 compared to $66 million for the six months ended June 30, 2016. The decrease in operating profit was primarily due to decreasing revenues and TCE earnings.
TORM plc's profit before tax and net profit for the six months ended June 30, 2017 was $3 million and $3 million, respectively, when compared to $46 million and $46 million, respectively, for the six months ended June 30, 2016, corresponding to a decrease of $43 million and $43 million respectively, caused by decreased operating profit. The decrease in operating profit is discussed in the previous paragraph.
Revenue and port expenses, bunker and commission (TCE earnings)
TCE Tanker earnings for TORM plc for the six months ended June 30, 2016 and 2017
	LR2	LR1	MR	Handy	Total
Six months ended June 30, 2016
Available TCE earning days	1,703	1,272	9,099	1,949	14,023
TCE earnings per earning day, USD	22,254	21,272	18,096	16,153	18,620
TCE tanker earnings Six months ended June 30, 2016, USD million	37.9	27.1	164.7	31.5	261.1

Six months ended June 30, 2017
Available TCE earning days	1,715	1,219	9,035	1,753	13,722
Change for the six months ended June 30, 2017	1%	(4%)	(1%)	(10%)	(2%)
TCE earnings per earning day, USD	16,133	13,240	14,810	12,705	14,567
Change for the six months ended June 30, 2017	(28%)	(38%)	(18%)	(21%)	(22%)

Effect on TCE earnings from change in the available TCE earning days, USD million	0.3	(1.1)	(1.2)	(3.2)	(5.6)
Effect on TCE earnings from change in TCE earnings per earning day, USD million	(10.5)	(9.8)	(29.7)	(6.0)	(55.6)
TCE tanker earnings six months ended June 30, 2017, USD million	27.7	16.1	133.8	22.3	199.9

The continued high clean petroleum product inventories had a negative impact on the demand for product tankers during the first six months of 2017, and the product tanker freight rates were significantly lower for all types of vessels as compared to the first six months of 2016.

In our LR2 fleet, the number of available earning days stayed at approximately the same level as the year before. The freight rates in the LR2 fleet decreased by 28% corresponding to a decrease of $11 million, resulting in a total decrease of $10 million for our LR2 fleet for the six months ended June 30, 2017 compared to the six months ended June 30, 2016.
In our LR1 fleet, the number of available earning days decreased by 4% corresponding to a decrease of the earnings by $1 million. Combined with a decrease of the freight rates of 38% in the LR1 fleet, the total TCE decreased by $11 million for the six months ended June 30, 2017 compared to the six months ended June 30, 2016.
In the MR fleet, the number of available earning days was approximately unchanged for the six months ended June 30, 2017 compared to the six months ended June 30, 2016. The freight rates decreased by 18% corresponding to a decrease of $30 million, resulting in a total decrease of $31 million for the MR fleet for the six months ended June 30, 2017 compared to the six months ended June 30, 2016.
In our Handysize fleet, the number of available earning days decreased by 10% corresponding to a decrease of the earnings of $3 million. The freight rates decreased by 21% corresponding to a decrease in earnings of $6 million, resulting in a total decrease for the Handysize fleet of $9 million for the six months ended June 30, 2017 compared to the six months ended June 30, 2016.
Adjusted gross profit (net earnings from shipping activities)
	Six months ended June 30,
	2017	2016
(USD million)
TCE earnings	199.9	261.1
Charter hire	(5.1)	(10.9)
Operating expenses	(95.3)	(102.3)
Adjusted gross profit (net earnings for shipping activities)	99.5	147.9

TORM plc's adjusted gross profit (net earnings for shipping activities) for the six months ended June 30, 2017 was $100 million compared to $148 million for the six months ended June 30, 2016, corresponding to a decrease of $48 million.
Total costs related to charter hire decreased by $6 million for the six months ended June 30, 2017 compared to the six months ended June 30, 2016, due to lower rates on time charters because of the lower market freight rates.
Total operating expenses for vessels decreased by $7 million to $95 million for the six months ended June 30, 2017, compared to the six months ended June 30, 2016, primarily due to a decrease in the operating expenses per day as a consequence of continued cost savings and efficiency programs and a decrease in the number of operating days of 1%. Average operating expenses per day ended at $6,756 for the six months ended June 30, 2017 compared to $7,155 for the six months ended June 30, 2016, reflecting a decrease of 6%.
Adjusted EBITDA
	Six months ended June 30,
	2017	2016
(USD million)
Adjusted gross profit (net earnings from shipping activities)	99.5	147.9
Profit from sale of vessels	2.8	0.0
Administrative expenses	(22.2)	(21.6)
Other operating expenses	(0.3)	(0.2)
Adjusted EBITDA	79.8	126.1

Profit from sale of vessels amounted to $3 million for the six months ended June 30, 2017 and relates to the sale of the Handysize vessel TORM Madison. There was no profit from sales of vessels in the same period in 2016.
Total administrative expenses and other operating expenses were $22 million for the six months ended June 30, 2016, which was consistent with the six months ended June 30, 2017.
Operating profit
	Six months ended June 30,
	2017	2016
(USD million)
Adjusted EBITDA	79.8	126.1
Impairment losses on tangible and intangible assets	(1.0)	0.0
Amortization and depreciation	(57.7)	(60.5)
Operating profit	21.1	65.6
The impairment loss of $1 million made in the first half of 2017 refers to impairment of assets held-for-sale, as these vessels are measured at fair value less cost to sell, rather than value in use. There was no impairment in the same period in 2016.
TORM plc's operating profit amounted to $21 million for the six months ended June 30, 2017 compared to a profit of $66 million for the six months ended June 30, 2016. Depreciation amounted to $58 million for the six months ended June 30, 2017 compared to $61 million for the six months ended June 30, 2016 due to the decrease in the number of owned vessels.
Profit before tax
	Six months ended June 30, 2017	Six months ended June 30, 2016
(USD million)
Operating profit	21.1	65.6
Financial income	1.0	2.2
Financial expenses	(18.8)	(21.4)
Profit before tax	3.3	46.4

TORM plc's profit before tax amounted to $3 million for the six months ended June 30, 2017 compared to a profit of $46 million for six months ended June 30, 2016. Net financial expenses for the six months ended June 30, 2017 decreased to $18 million from $19 million for the six months ended June 30, 2016 due to a reduction in the overall funding ratio.
Net profit for the period
	Six months ended June 30, 2017	Six months ended June 30, 2016
(USD million)
Profit before tax	3.3	46.4
Tax	(0.3)	(0.5)
Net profit for the period	3.0	45.9

TORM plc's net profit for the period amounted to $3 million for the six months ended June 30, 2017 compared to a profit of $46 million for six months ended June 30, 2016.
The decrease in tax expenses relates to a decrease in commercial fees subject to Danish corporate income tax.
Balance sheet
Total assets as of June 30, 2017 were $1,651 million, corresponding to an increase of $79 million compared to December 31, 2016.
The increase in total assets from December 31, 2016 to June 30, 2017 was primarily due to an increase in the Cash and cash equivalents of $138 million because of net cash flow from operating activities of $65 million and a net inflow of $82 million from additional borrowings and the repayment of mortgage debt.
The carrying value of vessels, newbuildings and capitalized dry-docking as of June 30, 2017 amounted to $1,283 million compared to $1,344 million as of December 31, 2016. This decrease was primarily caused by the sale of three vessels and depreciation for the period.
Total equity as of June 30, 2017 was $788 million, corresponding to an increase of $7 million when compared to December 31, 2016. The increase in equity was mainly due to the earnings in the period ended June 30, 2017 and to fluctuations in hedging reserves.
Total liabilities increased by $72 million, from $791 million as of December 31, 2016 to $863 million as of June 30, 2017. The increase consists of an increase of $77 million on non-current liabilities, mainly mortgage debt and bank loans, and a decrease of current liabilities of $5 million mainly driven by a decrease of trade payables and other liabilities.
Consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014
Income statement
The table below presents financial information derived from TORM plc's income statement for the years ended December 31, 2016, 2015 and 2014, which reflects a continuation of the historical financial information of Njord.
Income statement for TORM plc for the years ended December 31, 2016, 2015 and 2014
	Year ended December 31,
	2016	2015	2014
(USD million)
Revenue	680.1	540.4	179.9
Port expenses, bunkers and commissions	(221.9)	(169.6)	(81.2)
TCE earnings	458.2	370.8	98.7
Adjusted gross profit (net earnings from shipping activities)	241.5	235.9	48.4
Adjusted EBITDA	200.0	210.3	40.9
Operating profit/(loss)	(107.2)	143.0	16.2
Profit/(loss) before tax	(141.7)	127.0	12.6
Net profit/(loss) for the year	(142.5)	126.0	12.6

Total revenue for the year ended December 31, 2016 was $680 million, which represents an increase of $140 million compared to the year ended December 31, 2015. This increase in revenue is primarily due to an increase in the number of available earning days resulting from the full year effect due to the acquisition of the fleet from Former TORM A/S resulting from the Combination.

Total port expenses, bunkers and commissions for the year ended December 31, 2016 were $222 million, which represents an increase of $52 million compared to the year ended December 31, 2015. Bunkers amounted to 50%, port expenses to 40%, commissions and other voyage expenses to 10% respectively of the total port expenses, bunkers and commissions for the year ended December 31, 2016. Bunkers amounted to 56%, port expenses to 30%, commissions and other voyage expenses to 14% of the total port expenses, bunkers and commissions for the year ended December 31, 2015. The increase in port expenses, bunkers and commissions was primarily due to a 77% increase in bunker expenses as a result of the increased number of available earning days resulting from the acquisition of the fleet from Former TORM A/S partly offset by the decline in bunker prices during the year.
TCE earnings for the year ended December 31, 2016 were $458 million corresponding to an increase of $87 million compared to the year ended December 31, 2015. The increase in TCE earnings was primarily due to an increase in the number of available earning days equating to an increase in earnings of $261 million. This was a result of an increased fleet size due to the acquisition of the fleet from Former TORM A/S. This was partly offset by lower rates, corresponding to a decrease in earnings of $174 million.
Adjusted gross profit (net earnings from shipping companies) and Adjusted EBITDA were $242 million and $200 million, respectively, for the year ended December 31, 2016 compared to an adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA of $236 million and $210 million, respectively, for the year ended December 31, 2015. The increase was mainly driven by the increase in available earning days partly offset by lower freight rates for the year ended December 31, 2016 compared to the year ended December 31, 2015.
Operating loss was $107 million for the year ended December 31, 2016 compared to an operating profit of $143 million for the year ended December 31, 2015. The decrease in operating profit was primarily due to an impairment charge of $185 million and increased depreciation and financial expenses due to the full-year impact of the acquisition of the fleet from Former TORM A/S for the year ended December 31, 2016 compared to the year ended December 31, 2015. See Note 8 to the audited consolidated financial statements of TORM plc.
TORM plc reported a net loss for the year ended December 31, 2016 of $142 million, compared to a net profit of $126 million for the year ended December 31, 2015, a decrease of $269 million.
Total revenue for the year ended December 31, 2015 was $540 million, which represents an increase of $361 million compared to the year ended December 31, 2014. This increase in revenue is primarily due to an increase in the number of available earning days resulting from the effect due to acquisition of the fleet from Former TORM A/S in 2015.
Total port expenses, bunkers and commissions for the year ended December 31, 2015 were $170 million, which represents an increase of $88 million compared to the year ended December 31, 2014. The increase in port expenses, bunkers and commissions was primarily due to the increased number of available earning days resulting from the acquisition of the fleet from Former TORM A/S in 2015.
TCE earnings for the year ended December 31, 2015 were $371 million corresponding to an increase of $272 million compared to the year ended December 31, 2014. The increase in TCE earnings was primarily due to an increase in freight rates corresponding to an increase of $164 million and in the number of available earning days resulting in an increase in earnings of $108 million. The later was a result of an increased fleet size due to the acquisition of the fleet from Former TORM A/S in 2015.
Adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA were $236 million and $210 million, respectively, for the year ended December 31, 2015 compared to an adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA of $48 million and $41 million, respectively, for the year ended December 31, 2014. The increase was mainly driven by the increase in available earning days and higher freight rates for the year ended December 31, 2015 compared to the year ended December 31, 2014.
Operating profit was $143 million for the year ended December 31, 2015 compared to an operating profit of $16 million for the year ended December 31, 2014. The increase in operating profit was primarily due to the higher TCE earnings, partly offset by increased depreciation and financial expenses due to the impact of the acquisition of the fleet from Former TORM A/S for the year ended December 31, 2015 compared to the year ended December 31, 2014.

TORM plc reported a net profit for the year ended December 31, 2015 of $126 million, compared to a net profit of $13 million for the year ended December 31, 2014, an increase of $113 million.
Revenue and port expenses, bunkers and commission (TCE earnings)
TCE earnings for TORM plc for the years ended December 31, 2016 and 2015
	LR2	LR1	MR	Handy	Bulk	Not Allocated	Total
Year-end 2015
Available TCE earning days	2,207	1,134	11,562	1,775	298	-	16,974
TCE earnings per earning day, USD	28,674	24,646	20,938	20,287	4,306	-	21,844
TCE earnings, USD million	63.3	27.9	242.1	36.0	1.3	0.2	370.8

Year-end 2016
Available TCE earning days	3,490	2,557	18,659	3,850	-	-	28,556
Change	58%	126%	61%	117%	(100%)	-	68%
TCE earnings per earning day, USD	21,106	18,800	15,462	12,490	-	-	16,049
Change	(26%)	(24%)	(26%)	(38%)	(100%)	-	(27%)

Effect on TCE earnings from change in the available TCE earning days, USD million	36.7	35.0	148.5	42.0	(1.3)	-	261.0
Effect on TCE earnings from change in TCE earnings per earning day, USD million	(26.4)	(14.9)	(102.2)	(30.0)	-	0.0	(173.4)
TCE earnings, USD million	73.6	48.0	288.4	48.0	-	0.2	458.2

In the first half of 2015, product tanker freight rates were driven by increasing refinery margins, strong growth in US demand for gasoline, long-haul movement of naphtha from Europe to the Far East and newly added Middle East refinery capacity. Refinery margins and freight rates peaked during the third quarter, while freight rates softened during the fourth quarter though remained at strong levels. For the full year 2015, TORM achieved TCE rates of $21,844 per day.
Product tanker freight rates were at healthy levels at the beginning of 2016 but softened during the year, as high product inventory levels globally and lack of long-haul movements of naphtha from the Atlantic Basin to the Far East contained the demand for product tankers. For the full year 2016, TORM achieved TCE rates of $16,049 per day.
For the LR2 fleet, the number of available earning days increased by 58% from the year ended December 31, 2015 and ended at 3,490 earning days for the year ended December 31, 2016. This was due to TORM plc acquiring six LR2 vessels from Former TORM A/S, together with two LR2 vessels on bareboat charter. The average LR2 freight rates for the year ended December 31, 2016 were $21,106 per day resulting in earnings of $74 million.

For the LR1 fleet, the number of available earning days increased by 126% from the year ended December 31, 2015 and ended at 2,557 earning days for the year ended December 31, 2016. This was due to TORM plc acquiring six LR1 vessels from Former TORM A/S. The average LR1 freight rates for the year ended December 31, 2016 were $18,800 per day resulting in earnings of $48 million.
TORM plc acquired 20 MR vessels on July 13, 2015 from Former TORM A/S and further took delivery of three vessels and acquired three second-hand vessels during the period from October to December 2015. Accordingly, the number of available earning days for the MR fleet increased by 7,097 days or 61% from the year ended December 31, 2015 to the year ended December 31, 2016, resulting in an increase in earnings to a total of $288 million.
TORM plc acquired 11 Handysize vessels on July 13, 2015 from Former TORM A/S. Accordingly, the number of available earning days for the Handysize fleet increased by 2,075 days or 117% from the year ended December 31, 2015 to the year ended December 31, 2016, resulting in an increase in earnings to a total of $48 million.
TORM plc acquired two bulk vessels on July 13, 2015 from Former TORM A/S. The vessels were subsequently sold in 2015, hence there was no bulk fleet for the year ended December 31, 2016.
TCE earnings for TORM plc for the years ended December 31, 2015 and 2014
	LR2	LR1	MR	Handy	Bulk	Not Allocated	Total
Year-end 2014
Available TCE earning days	628	-	6,065	-	-	-	6,693
TCE earnings per earning day, USD	18,766	-	14,323	-	-	-	14,741
TCE earnings, USD million	11.8	-	86.9	-	-	-	98.7

Year-end 2015
Available TCE earning days	2,207	1,134	11,562	1,775	298	-	16,974
Change	251%	N/A	91%	N/A	N/A	-	154%
TCE earnings per earning day, USD	28,674	24,646	20,938	20,287	4,306	-	21,844
Change	53%	N/A	46%	N/A	N/A	-	48%

Effect on TCE earnings from change in the available TCE earning days, USD million	29.6	-	78.7	36.0	1.3	-	108.3
Effect on TCE earnings from change in TCE earnings per earning day, USD million	21.9	27.9	76.5	-	-	0.2	163.8
TCE earnings, USD million	63.3	27.9	242.1	36.0	1.3	0.2	370.8

For the LR2 fleet, the number of available earning days increased by 251% from the year ended December 31, 2014 and ended at 2,207 earning days for the year ended December 31, 2015. This was due to TORM plc acquiring six LR2 vessels from Former TORM A/S together with two LR2 vessels on bareboat charter. The average LR2 freight rates for the year ended December 31, 2015 were $28,674 per day resulting in earnings of $63 million.
For the LR1 fleet, the number of available earning days increased from 0 days from the year ended December 31, 2014 and ended at 1,134 earning days for the year ended December 31, 2015. This was due to TORM plc acquiring six LR1 vessels from Former TORM A/S. The average LR1 freight rates for the year ended December 31, 2015 were $24,646 per day resulting in earnings of $28 million.
TORM plc acquired 20 MR vessels on July 13, 2015 from Former TORM A/S and further took delivery of three vessels and acquired three second-hand vessels during the period from October to December 2015. Accordingly, the number of available earning days for the MR fleet increased by 5,497 days corresponding to 91% from the year ended December 31, 2014 to the year ended December 31, 2015, resulting in earnings of $242 million.
TORM plc acquired 11 Handysize vessels on July 13, 2015 from Former TORM A/S. Accordingly, the number of available earning days for the Handysize fleet increased from 0 from the year ended December 31, 2014 to 1,775 days for the year ended December 31, 2015, resulting in earnings of $36 million.
TORM plc acquired two bulk vessels on July 13, 2015 from Former TORM A/S. The vessels were subsequently sold in 2015 at book value and as such no gain/loss was recorded in connection with the sale of the vessels.
Adjusted gross profit (net earnings from shipping activities)
	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
(USD million)
TCE earnings	458.2	370.8	98.7
Charter hire	(21.5)	(12.0)	-
Operating expenses	(195.2)	(122.9)	(50.3)
Adjusted gross profit (net earnings from shipping activities)	241.5	235.9	48.4

TORM plc's adjusted gross profit (net earnings from shipping activities) for the year ended December 31, 2016 was $242 million compared to $236 million for the year ended December 31, 2015, corresponding to an increase of $6 million.
Total costs related to charter hire increased by $10 million for the year ended 31 December 2016 compared to the year ended 31 December 2015, due to the full-year effect of the acquisition of vessels on time charter from Former TORM A/S in 2015. There were no vessels on time charter in 2014.
In 2016, total operating expenses for vessels increased by $82 million to $217 million, primarily due to an increase in the number of operating days of 66% as a result of the increase in the fleet size. Average operating expenses per day ended at $6,772 for the year ended December 31, 2016 compared to $7,070 for the year ended December 31, 2015, reflecting a decrease of 4%, primarily due to certain costs related to change of ownership (change of crew and flag), incidents and overhauls.
TORM plc's adjusted gross profit (net earnings from shipping activities) for the year ended December 31, 2015 was $236 million compared to $48 million for the year ended December 31, 2014, corresponding to an increase of $188 million.
In 2015, total operating expenses for vessels increased by $85 million to $135 million, primarily due to an increase in the number of operating days of 156% as a result of the increase in the fleet size. The average operating expenses per day ended at $7,070 for the year ended December 31, 2015 compared to $7,399 for the year ended December 31, 2014.

Adjusted EBITDA
	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
(USD million)
Adjusted gross profit (net earnings from shipping activities)	241.5	235.9	48.4
Administrative expenses	(41.4)	(19.5)	(1.0)
Other operating expenses	(0.3)	(6.3)	(6.5)
Share of profit from joint ventures	0.2	0.2	-
Adjusted EBITDA	200.0	210.3	40.9

TORM plc's Adjusted EBITDA for the year ended December 31, 2016 was $200 million compared to $210 million for the year ended December 31, 2015, corresponding to a decrease of $10 million.
Total administrative expenses and other operating expenses increased from $26 million for the year ended 31 December 2015 to $42 million for the year ended 31 December 2016 because of the full year effect of the fleet expansion and the acquisition of Former TORM A/S in 2015.
TORM plc's Adjusted EBITDA for the year ended December 31, 2015 was $210 million compared to $41 million for the year ended December 31, 2014.
Total administrative expenses and other operating expenses increased from $8 million for the year ended 31 December 2014 to $26 million for the year ended 31 December 2015 also as a result of the fleet expansion in 2015 and the acquisition of Former TORM A/S. Before the Combination fees to Former TORM A/S for the commercial and technical management were presented within other operating expenses whereas commercial and technical management after the Combination in the context of administrative personnel and other administrative expenses is presented within administrative expenses.
Operating profit/(loss)
	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
(USD million)
Adjusted EBITDA	200.0	210.3	40.9
Impairment charges	(185.0)	-	-
Depreciation	(122.2)	(67.3)	(24.7)
Operating profit/(loss)	(107.2)	143.0	(16.2)

TORM plc's operating loss for the year ended December 31, 2016 was $107 million compared to an operating profit of $143 million for the year ended December 31, 2015, corresponding to a decrease of $250 million.
The impairment charge amounted to $185 million for the year ended December 31, 2016 compared to $0 million for the year ended December 31, 2015 due to an impairment of the tanker fleet and related goodwill in the fourth quarter of 2016. See Note 8 to the audited consolidated financial statements of TORM plc.
Depreciation amounted to $122 million for the year ended December 31, 2016 compared to $67 million for the year ended December 31, 2015 driven by the full-year impact of the increase in fleet size from the acquisition of vessels from Former TORM A/S on July 13, 2015.
TORM plc's operating profit for the year ended December 31, 2015 was $143 million compared to an operating loss of $16 million for the year ended December 31, 2014 corresponding to an increase of $159 million.

Depreciation amounted to $67 million for the year ended December 31, 2015 compared to $25 million for the year ended December 31, 2014 as a result of the full-year effect of the acquisition of vessels from Former TORM A/S on July 13, 2015.
Profit/(loss) before tax
	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
(USD million)
Operating profit	(107.2)	143.0	16.2
Financial income	2.8	0.9	-
Financial expenses	(37.3)	(16.9)	(3.6)
Profit/(loss) before tax	(141.7)	127.0	12.6

TORM plc's loss before tax for the year ended December 31, 2016 was $142 million compared to a profit of $127 million for the year ended December 31, 2015, corresponding to a decrease of $269 million.
Financial expenses for the year ended December 31, 2016 increased to $37 million from $17 million for the year ended December 31, 2015. This was due to the acquisition of vessels on July 13, 2015 from Former TORM A/S at which point TORM plc obtained bank financing that subsequently generated financial expenses. Financial income for the year ended December 31, 2016 increased to $3 million from $1 million for the year ended December 31, 2015.
TORM plc's profit before tax for the year ended December 31, 2015 was $127 million compared to $13 million for the year ended December 31, 2014.
Financial expenses for the year ended December 31, 2015 increased to $17 million from $4 million for the year ended December 31, 2014. This was due to the acquisition of vessels on July 13, 2015 from Former TORM A/S as mentioned above. Financial income for the year ended December 31, 2015 increased to $1 million from $0 million for the year ended December 31, 2014.
Balance sheet
Total assets as of December 31, 2016 were $1,571 million, corresponding to a decrease of $296 million compared to December 31, 2015.
The decrease in total assets from December 31, 2015 to December 31, 2016 was primarily due to a combination of a decrease in the carrying amount of vessels and capitalized dry-docking amounting to a total of $148 million, a decrease in prepayments on vessels of $29 million and a decrease in current assets of $107 million.
The carrying value of vessels, newbuildings, capitalized dry-docking and prepayments on vessels as of December 31, 2016 amounted to $1,388 million compared to $1,565 million as of December 31, 2015. In total, the investments for 2016 amounted to $119 million compared to $1,115 million for 2015 including $860 million from the additions from the Combination. Depreciation on the fleet amounted to $120 million for 2016 compared to $67 million for 2015. As noted above, impairment charge on the fleet amounted to $174 million for 2016 while the impairment charge on goodwill amounted to $11 million. No impairment charges were recognized in 2015.
Total equity as of December 31, 2016 was $781 million, corresponding to a decrease of $195 million compared to December 31, 2015. The decrease in equity was mainly due to a dividend of $25 million, the acquisition of the outstanding shares of $19 million from the squeeze-out of minority shareholders in former TORM and the loss in 2016 of $142 million.
TORM plc's liabilities decreased by $101 million from $891 million as of December 31, 2015 to $791 million as at December 31, 2016. The decrease in liabilities was mainly attributable to repayment of mortgage debt and bank loans, primarily in connection with obtaining the new Term Facility I.

Total assets as of December 31, 2015 were $1,867 million, corresponding to an increase of $1,242 million compared to December 31, 2014.
The increase in total assets from December 31, 2014 to December 31, 2015 was primarily due to a combination of an increase in the carrying amount of vessels, capitalized dry-docking and prepayments on vessels amounting to a total of $1,028 million and an increase in current assets of $200 million.
The carrying value of vessels, capitalized dry-docking and prepayments on vessels as of December 31, 2015 amounted to $1,565 million compared to $537 million as of December 31, 2014. The increase was primarily attributable to the acquisition of the fleet of 45 vessels from Former TORM A/S on July 13, 2015.
Total equity as of December 31, 2015 was $976 million, corresponding to an increase of $507 million compared to December 31, 2014. The increase in equity was mainly due to the reverse acquisition of TORM A/S of $368 million and the profit in 2015 of $126 million.
TORM's liabilities increased by $736 million from $156 million as of December 31, 2014 to $892 million as at December 31, 2015. The increase in liabilities was mainly attributable to the takeover of liabilities resulting from the acquisition of Former TORM A/S.
Critical Accounting Estimates and Judgments of TORM plc
The preparation of financial statements in conformity with IFRS requires estimates and assumptions that influence the value of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the value of revenue and expenses during the reporting period. These estimates and assumptions are affected by the accounting policies applied. An accounting estimate is considered critical if the estimate requires the executive management's position on matters that are subject to significant uncertainty, if different estimates could reasonably have been applied or if changes in the estimate that would have a material impact on the financial position or results of operations are reasonably likely to occur from financial period to financial period. Our management believed that the accounting estimates employed for the historical financial statements for TORM plc were appropriate and the resulting balance sheet items were reasonable. However, future results of TORM plc could differ from original estimates requiring adjustments to balance sheet items in future periods.
Our management believes that the most significant accounting estimates and judgments relate to the assessment of whether vessels are impaired.
We review the carrying amounts of assets quarterly to determine any indication of impairment either due to a significant decline in market value or in the cash flows generated by the assets. In case of such indication, the recoverable amount of the assets is reviewed by assessing fair value less costs to sell and the value in use for the significant assets within the cash generating unit, the Tanker Segment. Our previously held Bulk Segment was wound down in November 2015. The recoverable amount of the cash generating unit is estimated at the higher of the fair value less costs to sell and the value in use.
For the purpose of assessing the fair value less costs to sell, the market values of the vessels are estimated, for which the most important parameters are the vessels' tons deadweight, the shipyard they were built at and their age. Internal as well as external sources of information are used, including two internationally recognized shipbrokers' valuations (broker valuations) on a quarterly basis.
The value in use is the present value of the future cash flows expected to derive from the cash generating unit. The review for potential impairment indicators and projection of future cash flows is complex and requires, to the extent applicable, various estimates, including forecasts for the next rolling forecast period, our business plans for year two and three, future freight rates (including 10-year historical average freight rates from industry sources amended to reduce strong rates in 2007 and also adjusted for inflation), earnings from the vessels and discount rates. All of these items have historically been volatile, and the calculation of the value in use is very sensitive to changes in the key assumptions.

If the recoverable amount is less than the carrying amount of the asset, the carrying amount is written down to the recoverable amount. The impairment charge is recognized immediately in the income statement.
The carrying amount of the fleet may not represent the fair market value at any point in time as market prices of second-hand vessels to some degree tend to fluctuate with changes in freight rates and the cost of newbuildings. If the expected future cash flows or related assumptions are changing permanently, a reduction of the carrying amounts of the vessels may be required.
We have recognized an impairment charge related to the vessels in the tanker segment of $174 million for the year ended December 31, 2016. See Note 8 to the audited consolidated financial statements of TORM plc. Based on the fair value less costs to sell test performed, we did not determine any impairment to be present for the two years ended December 31, 2015 and 2014, therefore, TORM plc has not recognized any impairment charges related to the tanker segment for these two years.
The following table lists TORM plc's entire fleet of owned vessels as of June 30, 2017:
Vessel	Year Built	Dwt	Ownership	Flag	Carrying value (USD million)
Fleet on the water:
TORM Helene	1997	99,999	100%	Singapore	8*
TORM Kristina	1999	99,999	100%	Denmark	14*
TORM Gudrun	2000	99,965	100%	Denmark	13*
TORM Ingeborg	2003	99,999	100%	Singapore	17*
TORM Valborg	2003	99,999	100%	Singapore	17*
TORM Marina	2007	109,672	100%	Denmark	33*
TORM Maren	2008	109,672	100%	Denmark	33*
TORM Mathilde	2008	109,672	100%	Denmark	32*
TORM Sara	2003	72,718	100%	Singapore	16*
TORM Emilie	2004	74,999	100%	Denmark	18*
TORM Estrid	2004	74,999	100%	Denmark	18*
TORM Ismini	2004	74,999	100%	Denmark	18*
TORM Signe	2005	72,718	100%	Singapore	20*
TORM Sofia	2005	72,660	100%	Singapore	21*
TORM Venture	2007	73,700	100%	Denmark	24*
TORM Gunhild	1999	44,999	100%	Singapore	8*
TORM Neches	2000	47,052	100%	Singapore	10*
TORM Clara	2000	44,999	100%	Denmark	10*
TORM Cecilie	2001	44,999	100%	Denmark	11*
TORM Amazon	2002	47,275	100%	Panama	12*
TORM San Jacinto	2002	47,038	100%	Denmark	11*
TORM Gertrud	2002	45,990	100%	Singapore	11*
TORM Vita	2002	45,990	100%	Singapore	11*
TORM Gerd	2002	45,960	100%	Singapore	11*
TORM Caroline	2002	44,999	100%	Denmark	11*
TORM Mary	2002	44,990	100%	Singapore	11*
TORM Moselle	2003	47,024	100%	Denmark	11*
TORM Rosetta	2003	47,015	100%	Denmark	13*
TORM Carina	2003	46,219	100%	Denmark	12*
TORM Freya	2003	45,990	100%	Singapore	13*
TORM Thyra	2003	45,950	100%	Singapore	13*
TORM Camilla	2003	44,990	100%	Denmark	12*
TORM Horizon	2004	46,955	100%	Denmark	12*
TORM Resilience	2005	49,999	100%	Singapore	15*
TORM Thames	2005	47,036	100%	Denmark	16*
TORM Helvig	2005	46,187	100%	Singapore	16*
TORM Ragnhild	2005	46,187	100%	Singapore	17*

TORM Eric	2006	51,266	100%	Singapore	15
TORM Platte	2006	46,959	100%	Denmark	17*
TORM Kansas	2006	46,955	100%	Denmark	17*
TORM Republican	2006	46,955	100%	Denmark	17*
TORM Loke	2007	51,372	100%	Singapore	20*
TORM Hardrada	2007	45,983	100%	Singapore	14
TORM Laura	2008	49,999	100%	Denmark	18
TORM Lene	2008	49,999	100%	Denmark	18
TORM Lilly	2009	49,999	100%	Denmark	20*
TORM Lotte	2009	49,999	100%	Denmark	20
TORM Louise	2009	49,999	100%	Denmark	20*
TORM Agnete	2010	49,999	100%	Singapore	23*
TORM Alexandra	2010	49,999	100%	Singapore	23*
TORM Alice	2010	49,999	100%	Singapore	19
TORM Almena	2010	49,999	100%	Singapore	19
TORM Aslaug	2010	49,999	100%	Singapore	19
TORM Atlantic	2010	49,999	100%	Singapore	22*
TORM Agnes	2011	49,999	100%	Singapore	19
TORM Amalie	2011	49,999	100%	Singapore	20
TORM Anabel	2012	49,999	100%	Singapore	23
TORM Arawa	2012	49,999	100%	Singapore	23
TORM Astrid	2012	49,999	100%	Singapore	23
TORM Thor	2015	49,842	100%	Singapore	29
TORM Thunder	2015	49,842	100%	Singapore	29
TORM Timothy	2015	49,842	100%	Singapore	29
TORM Titan	2015	49,842	100%	Singapore	30
TORM Torino	2015	49,842	100%	Singapore	30
TORM Troilus	2015	49,842	100%	Singapore	30
TORM Rhone	2000	35,770	100%	Denmark	7
TORM Ohio	2001	37,278	100%	Denmark	8
TORM Charente	2001	35,751	100%	Denmark	9*
TORM Garonne	2004	37,178	100%	Denmark	13*
TORM Loire	2004	37,106	100%	Denmark	13*
TORM Saone	2004	36,986	100%	Denmark	12*
TORM Tevere	2005	37,383	100%	Denmark	15*
TORM Fox	2005	37,025	100%	Denmark	13*
TORM Gyda	2009	36,207	100%	Denmark	19*
Total	-	-	-		1,283

Newbuildings:
TORM HELLERUP	-	114,000	100%	-	15
TORM HERDIS	-	114,000	100%	-	20
TORM HERMIA	-	114,000	100%	-	15
TORM HILDE	-	114,000	100%	-	10
Total	-	-	-	-	59
* Indicates vessels for which we believe, as of June 30, 2017, that the basic charter-free market value is lower than the vessel's carrying amount. We believe that the aggregate carrying amount of these vessels exceeds their aggregate basic charter-free market value by approximately $130 million, which represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold or held for sale all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. The total book value of the fleet exceeds the charter-free market value by approximately $111 million. However, we are not holding our vessels for sale, except as otherwise noted in this registration statement. Further, this has been considered in TORM's impairment indicator analysis as of June 30, 2017. TORM has assessed that there are no significant changes in the assumptions to either the fair value or the value in use, and therefore Management has concluded that no detailed impairment test was required for determining vessel values as of June 30, 2017.

Following the balance sheet date, we completed two transactions to purchase the MR Resale Vessels. See Item 4. "Information on the Company—B. Business Overview—Fleet Development."
Implications of Being an Emerging Growth Company
We had less than $1 billion in revenue during our last fiscal year, which means that we are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced public company reporting requirements that are otherwise applicable generally to public companies. These provisions include:
•
exemption from the auditor attestation requirement of management's assessment of the effectiveness of the emerging growth company's internal controls over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; and

•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1 billion in "total annual gross revenues" during our most recently completed fiscal year, if we become a "large accelerated filer" with a public float of more than $700 million, or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to accounting principles generally accepted in the United States while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our consolidated financial statements may not be comparable to other companies that comply with all public company accounting standards. See Item 3. "Key Information—D. Risk Factors— We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common shares less attractive to investors."
B.          Liquidity and Capital Resources
Overview
Our primary application of cash relates to operating expenses, financial expenses (interest payment and debt repayment), and capital expenditures, primarily investments in ships. Payment of amounts outstanding under our Financing Agreements, along with payment of charter hire for chartered-in vessels and all other commitments that we have entered into are made from the cash available to us.
Our primary sources of cash are cash flows from operations, our Financing Agreements (more fully discussed below), and new debt or equity financings and sales of vessels. As of June 30, 2017, the Group had available liquidity in the form of cash and cash equivalents of $214 million and the undrawn Working Capital Facility of $75 million (discussed below). All of our credit facilities carry variable interest rates. The credit facilities are dedicated to the ongoing financing of the operation of existing vessels. The Company uses interest rate swaps to hedge parts of the variable interest rate risk associated with the credit facilities. As of June 30, 2017, we had hedged the interest rate on approximately 50% of our outstanding interest-bearing debt at an interest rate of 1.69%.

As of June 30, 2017, we had no short-term loans other than any short-term part of the facilities included in the table entitled below. See "—Our Financing Agreements" for a description of the repayment schedule. As part of our day-to-day operations, we have accounts payables.
We plan to fund our operations as well as aggregate capital expenditures of $134 million, as of June 30, 2017, related to our obligations under the newbuilding contracts for the construction of the LR2 Product Tanker Newbuildings from internally generated cash flow and our borrowing under our financings agreements.
We are of the opinion that our working capital is adequate to meet our present requirements for the next twelve months following the date of this registration statement.
The table below gives an overview of our long-term bank loans and finance leases.
Financing Agreements, including long-term and short-term mortgage debt and bank loans and finance leases as of June 30, 2017 of TORM plc.
Facility(1)	Lenders	Maturity	Total Outstanding Debt as of June 30, 2017 (USD millions)	Undrawn Amount as of June 30, 2017 (USD millions)
Term Facility I	Danske Bank 36.5% HSH Nordbank 33.1% SEB 13.9% DBS 9.7% HSBC 6.8%	July 13, 2021	434.1	N/A
Working Capital Facility	Danske Bank 46.2% HSH Nordbank 24.3% SEB 13.3% DBS 11.1% HSBC 5.1%	July 13, 2021	0.0	75.0
CEXIM Facility	CEXIM	November 30, 2030	0.0	115.2
Term Facility 2	Danske Bank 25.0% ABN Amro 25.0% ING 25.0% DVB 25.0%	March 31, 2022	120.6	0.0
DSF Facility	DSF	December 12, 2022	165.9	N/A
Total debt under the Debt Agreements			720.7	190.2

Finance lease - TORM Amazon (2)	T&T Marine S.A.	September 8, 2017	13.4	N/A
Finance lease - TORM Helene	Flora Co., Ltd.	March 22, 2022	8.2	N/A
Finance lease - TORM Mary	Grange Co., Ltd.	March 22, 2022	10.6	N/A
Finance lease - TORM Vita	Jellicoe Co., Ltd.	April 26, 2022	10.7	N/A
Total debt under the Debt Agreements and finance leases			763.6	190.2

(1) Subsequent to June 30, 2017, we entered into the ING Facility and an amended and restated DSF Facility which together provide for up to an aggregate of $128 million of financing which we have used and expect to use to partially finance the purchase price of the MR Resale Vessels, which amount is not reflected in this table.
(2) On September 8, 2017, we repaid the TORM Amazon finance lease in full. Pursuant to our obligation upon the expiration of the vessel's charter-in agreement, we purchased the vessel for JPY 1,500 million, which corresponds to approximately $14 million, based on the USD/JPY exchange rate as of the purchase date.

Our Financing Agreements
The DSF Facility
In April 2014, certain of TORM plc's vessel-owning subsidiaries, as borrowers, entered into a $150 million secured credit facility, or the DSF Facility, with Danish Ship Finance A/S, or DSF, to partially finance the purchase price of 13 of the Njord Acquisition Vessels, or the DSF Vessels (Tranche 1). The DSF Facility was amended and restated in September 2015 to increase the aggregate loan amount available to the borrower of $196 million in order to finance three of the OCM Newbuildings (Tranche 2) and again in November 2016 to increase the aggregate loan amount to $207 million to partially finance two of our MR tankers, TORM Loke and TORM Troilus (Tranche 3). On September 20, 2017, we amended and restated the DSF Facility for additional borrowings of up to $81 million to partially finance aggregate purchase of the GSI MR Resale Newbuildings (Tranche 4), which will serve as additional collateral vessels under the facility agreement, as amended and restated.
On November 1, 2017, we received a commitment from DSF to, among other things, extend the maturity of Tranche 1 from June 2019 to December 2021 and to amend the repayment profile in respect of Tranche 1, as extended. The extension is subject to our entry into definitive documentation with DSF.
Interest under the DSF Facility is payable quarterly or semi-annually in arrears at the aggregate of the applicable margin (2.5% per annum in respect of the Tranche 1 and Tranche 2; 2.6% per annum in respect of the Tranche 3l 2.35% per annum in respect of Tranche 4) and LIBOR. The DSF Facility matures in June 2026 and the loan principal is expected, as of September 30, 2017, to have the following repayment profile: Fourth quarter of 2017: $4 million; 2018: $17 million; 2019: $72 million; 2020: $11 million; 2021: $51 million; 2022: $22 million; 2023: $5 million; 2024: $5 million; 2025: $5 million; 2026: $50 million.
The DSF Facility is secured by:
•
first priority mortgages over the (i)  nine Njord Acquisition Vessels (four of the initial 13 we have since been sold), (ii) three OCM Newbuildings, which were delivered to us between October and November 2015, (iii) TORM Loke and TORM Troilus, and (iv) the GSI MR Resale Newbuildings ((i)-(iv) together, the DSF Collateral Vessels);

•	a joint and several guarantee from the vessel-owning subsidiaries of the DSF Collateral Vessels and certain related parties;
•	assignment of the insurances, earnings, charters and requisition compensation of the DSF Collateral Vessels;
•	an account security agreement in respect of all amounts standing to the credit of the deposit accounts and reserve account opened in the name of the borrower ;
•	charges of all the issued shares of the vessel-owning subsidiaries of the DSF Collateral Vessels;
•	assignment and subordination of any inter-company indebtedness between the relevant obligors under the DSF Facility.
The DSF Facility contains, among others, the following financial and other covenants:
•
Loan-to-value. If at any time the aggregate market value of the vessels and the value of any additional security is less than 133% of the loan amount less amounts on credit in the deposit accounts and reserve account and the value of any additional security, the borrower and guarantors shall, within 30 days of a written request, post additional security or prepay the loan to reduce the excess to zero.

•
Free Liquidity. Minimum unencumbered cash and cash equivalents and, for so long as the availability period under the Working Capital Facility ends at least six months after the calculation date, the undrawn commitments under the Working Capital Facility that are available for utilization, of the higher of $75 million and 5% of our total debt, of which $40 million is required to be unencumbered cash and cash equivalents.

•	Equity Ratio. The ratio of market value adjusted shareholders' equity to total market value adjusted assets shall be at least 25%.
•
Dividends. We are restricted from making any distributions, including payment of dividends and repayments of shareholders loans, except those distributions made after the first half of each of its financial years, of up to 75% of the borrower's net income (based on our June 30 or year-end financial statements, as the case may be) for that half year period, provided that, after giving effect to such distributions, the Company would not be in breach of its financial covenants contained in the DSF Facility agreement and would not cause an event of default otherwise under the facility agreement. The restrictions on dividends cease to apply at any time (i) the Group's loan-to-value ratio of the sum of the Group's borrowings less cash and cash equivalents to the aggregate market value of the Company's fleet is 50% or below.

The DSF Facility provides for voluntary prepayment, certain mandatory prepayment events and representations, general covenants and events of default provisions, including the following:
•
Mandatory Prepayment. The DSF Facility provides for mandatory prepayment following certain events including a change of control, TORM plc being delisted from Nasdaq Copenhagen or a sale or total loss of vessels.

•
Events of default. The DSF Facility contains certain events of default, including, among others (i) non-payment of principal and interest (subject to a three-business-day grace period) (ii) breach of financial covenants, certain insurance and security undertakings and certain mandatory prepayment provisions, (iii) breach of other obligations (subject to a 10 business-day grace period if the breach is deemed capable of remedy); (iv) default of the borrower, any guarantor or any other security party on any financial indebtedness (subject to a $10 million aggregate default threshold); (v) any expropriation, attachment, sequestration, distress or execution affects the assets of the borrower, any guarantor or any other security party with an aggregate value of $10 million; (vi) change in ownership or control of a guarantor; (vii) reduction of capital in a guarantor and (viii) material adverse change. After the occurrence of an event of default which is continuing, the agent under the DSF Facility may, and shall if so directed by 66 2/3% of the lenders by notice cancel the loan commitments, declare all amounts outstanding immediately due and payable and/or exercise its rights under the security documents.

The Term Facility 1
On July 13, 2015, or the Restructuring Completion Date, we entered into a $561 million six-year term loan facility with the Participating Lenders, certain other lenders and Danske Bank as agent and security agent, or the Term Facility 1. This facility provides for quarterly fixed amortizations and matures in July 2021 with an expected payment profile as of June 30, 2017: Six months ended December 31, 2017: $26 million; 2018: $51 million; 2019: $51 million; 2020: $51 million; and 2021: $254 million.
This facility bears interest at LIBOR plus a margin of 2.5% per annum.
In January 2016, we received consent from our lenders to amend this facility in accordance with the terms of an amendment and waiver letter. See "—Amendments to the Term Facility I and the Working Capital Facility," below.

The Working Capital Facility
On the Restructuring Completion Date, we entered into the Working Capital Facility with certain Participating Lenders to obtain financing for general corporate purposes. This $75 million facility has an initial term of six years. This facility bears interest at LIBOR plus a margin of 2.50% per annum. The Working Capital Facility is secured by the same assets as the Term Facility I but ranks ahead of the Term Facility I with respect to the collateral proceeds. For a description of the Term Facility security, see "—Our Financing Agreements—Term Facility I". A commitment fee equal to 40% of the margin is payable by us with respect to any unutilized amounts under the facility and any accrued commitment fee will be payable quarterly in arrears.
The Term Facility I and the Working Capital Facility, which we refer to collectively as the "Restructuring Financing Agreements", are secured by:
•	mortgages over 47 vessels in our fleet, or the security vessels;
•	guarantees from each of the entities that own the vessels securing this facility and their holding companies, which we refer to collectively as the "NTF Guarantors";
•	first priority charges of all the issued shares of the entities that own the vessels and certain Danish holding companies;
•	first priority assignment of the insurances, earnings and requisition compensation relating to the security vessels.
The Restructuring Financing Agreements have, among other things, financial covenants, which are tested on a semi-annual basis:
•
Minimum liquidity requirement. Minimum liquidity of the higher of $50 million and, on and after six months following the Restructuring Completion Date, 5.0% of our total debt in available cash of which $20 million is required to be cash-on-hand;

•	Minimum leverage ratio. The ratio of market value adjusted shareholders' equity to total market value adjusted assets shall be at least 25%; and
•
Minimum collateral maintenance requirements. The aggregate fair market value of the secured vessels shall be at least 125% of all outstanding debt under the Restructuring Financing Agreements. The borrower and guarantors shall, within 30 days of a written request, post additional security or prepay the loan to reduce the excess to zero. The fair market value of the secured vessels shall be determined to be the average of two recent appraisals from Approved Brokers based on an arm's length charter-free transaction between a willing and able buyer and a seller not under duress.

The Restructuring Financing Agreements also contain the following covenants and default provisions including, among other things:
•	Mandatory prepayment. The Restructuring Financing Agreements provide for mandatory prepayment following certain events including a change of control, sale or total loss of vessels;
•
Events of default. The agreed events of default, which we consider to be standard for facilities of this type and nature, include (i) non-payment, (ii) breach of covenant; (iii) cross-default (subject to a $10 million threshold); (iv) insolvency or bankruptcy; (v) arrest and detention of a mortgaged vessel for a period of more than 30 days; (vi) misrepresentation; (vii) breach of a material contract (viii) cessation of business and (ix) material adverse change. After the occurrence of an event of default which is continuing, the agents may, and shall if so directed by the 66.67% or more of the lenders cancel the loan commitments, declare all amounts outstanding immediately due and payable and/or exercise its rights under the security documents.

The Restructuring Financing Agreements also restrict our ability to:
•
Charter in vessels. Our aggregate exposure for chartering-in vessels (including exposure under FFAs entered into for speculative purposes) for a remaining term that exceeds six months shall not exceed an amount equal to a charter-in day rate of $25,000 payable on 50% of all vessels owned by us for a period of 24 months (for example, if we time chartered in vessels at an average rate of $25,000 per day over a 24-month period, we would be able to charter in 38 vessels, including the MR Acquisition Vessels and the OCM Newbuildings); and

In January 2016, we received consent from our lenders to amend this facility in accordance with the terms of an amendment and waiver letter. See "—Amendments to the Term Facility I and the Working Capital Facility", below.
Amendments to the Term Facility I and the Working Capital Facility
In January 2016, we obtained the consent of the applicable lenders under the Term Facility I and the Working Capital Facility to amend certain provisions in the facilities to permit, among other things: (i) the non-mandatory transfer by Njord Luxco of its current stake in TORM A/S to TORM plc in advance of completion of the Exchange Offer; (ii) the completion of the Exchange Offer; (iii) the subsequent delisting of TORM A/S from Nasdaq Copenhagen, conditioned upon the listing of TORM plc on Nasdaq Copenhagen; (iv) the transfer by TORM A/S to TORM plc of the three unencumbered newbuildings contracts of TORM A/S and six unencumbered vessels either by way of a direct transfer or indirectly via a transfer of the relevant TORM A/S subsidiary owning such vessel; (v) the payment of dividends, subject to the satisfaction of certain conditions, including notice to the facility agent under such facilities and the repayment of pre-agreed amount under the Term Facility I; and (vi) applicable amendments to the two facilities to reflect, among other things, (i) through (v), above. We refer to these amendments, collectively, as the "Facility Amendments".
In connection with the Facility Amendments, the borrowings under the Term Facility I provided to us by certain lenders that did not consent to the Facility Amendments, or the Objecting Lenders, were transferred to Danske Bank under the Term Facility I and the Objecting Lenders were repaid in full in the amount of $21 million by Danske Bank. In connection with this transaction, we repaid $21 million of our outstanding borrowings under our $27 million facility with Danske Bank, or the Danske Bank Facility, on January 13, 2016. The purpose of this was to keep our outstanding borrowings under the Term Facility I unchanged and to reduce our outstanding borrowings under the Danske Bank Facility by $21 million, which we repaid in full on June 30, 2016.
In August 2016, we obtained the consent of the applicable lenders under the Restructuring Financing Agreements to amend certain provisions therein to reflect a permitted intercompany reorganization, which did not constitute a sale of any vessels mortgaged thereunder, pursuant to which Njord ceased to be a guarantor under the Restructuring Financing Agreements.
The CEXIM Facility
On July 8, 2016, one of our vessel-owning subsidiaries, as borrower, entered into a $115 million secured term loan facility with the Export-Import Bank of China, or the CEXIM Facility, which provides us with borrowings of up to $29 million per vessel to finance the purchase price of each of the LR2 Product Tankers Newbuildings under contract with GSI which are expected to be delivered in the first half of 2018. The CEXIM Facility is guaranteed by TORM A/S and TORM plc and bears interest at a rate of LIBOR plus a margin of 2.25% per annum. Borrowings under each of the four vessel tranches are repayable in 48 equal consecutive quarterly installments and a balloon payment on the final repayment date, which is the earlier of November 30, 2030 or 12 years after the delivery date of the relevant LR2 Product Tanker Newbuilding. The CEXIM Facility is secured by a first priority fleet mortgage over each of the LR2 Product Tanker Newbuildings, first priority share security in the shares of our vessel-owning subsidiary, account security over the earnings accounts of the borrower, charter assignments and charterer's assignments and undertakings in favor of the security agent relating to the LR2 Product Tanker Newbuildings.

The CEXIM Facility has the following financial covenants tested on a semi-annual basis which require us to maintain, among other things:
•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum liquidity requirement. A minimum liquidity greater than or equal to the higher of $75 million and 5% of the Group's total debt, of which at least $20 million of such liquidity shall, at all times, consist of the Group's cash and cash equivalents.

The Term Facility 2
On January 6, 2017, we entered into a $130 million syndicated term loan facility, or the Term Facility 2, with Danske Bank A/S as Agent and Security Agent and ABN AMRO, DVB and ING as arrangers and lenders. TORM plc is the borrower under this facility, which is guaranteed by TORM A/S and VesselCo 10 Pte. Ltd., our wholly-owned subsidiary and owner of the nine of our MR product tanker vessels which serve as collateral under the facility. The Term Facility 2 was entered into to partially refinance nine MR product tanker collateral vessels and for general corporate purposes. The Term Facility 2 is secured by first priority mortgages over the nine MR collateral vessels, as well as first priority assignments in respect of each of the vessel's insurances, earnings, requisition compensation, and bareboat charters, share security in the shares of our vessel-owning subsidiary, hedging contract assignments and intra-group loan assignments. The facility bears interest at a rate of LIBOR plus a margin of 2.75% per annum and matures on March 31, 2022. The Term Facility 2 was fully utilized on January 27, 2017, when we drew down $126 million. Our repayments under the facility commenced on March 31, 2017. Borrowings under each of the nine vessel tranches are repayable in 20 equal consecutive quarterly installments of $3 million each with a balloon payment of $70 million due on the maturity date.
The facility has the following financial covenants tested on a semi-annual basis which require us to maintain, among other things:
•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum liquidity requirement. A minimum liquidity greater than or equal to the higher of $75 million and 5% of our total debt, of which cash and cash equivalents shall make up the greater of $40 million or 5% of our total debt.

Dividends. Pursuant to the Term Facility 2, we are restricted from making distributions, including payment of dividends or repayments of shareholders loans, except those distributions made after the first half of each of its financial years, of up to 75% of its net income (based on our June 30 or year-end financial statements, as the case may be) for that half year period, provided that, after giving effect to such distributions, the Company would not be in breach of its financial covenants contained in the facility agreement and would not cause an event of default otherwise under the facility agreement. The restrictions on dividends cease to apply at any time (i) the Group's loan-to-value ratio of the sum of the Group's borrowings less cash and cash equivalents to the aggregate market value of the Company's fleet is less than 50% and would continue to be less than 50% following the distribution, or (ii) TORM plc is listed on the New York Stock Exchange or Nasdaq New York.
ING Facility
On September 8, 2017, we entered into a secured term loan facility with ING Bank NV, or the ING Facility, which provides us with borrowings of up to $47 million which we have used to finance the purchase of the Hyundai Mipo MR Resale Newbuildings, or the Newbuilding Tranche, and to partially refinance outstanding indebtedness of our 2002-built MR product tanker TORM Amazon, or the Refinancing Tranche. TORM plc is the borrower under the ING Facility and TORM A/S and our wholly-owned subsidiary which owns the security vessels serve as guarantors. The ING Facility has a term of seven years, bears interest at a rate of LIBOR plus a margin of 2.05% per annum and is repayable in equal quarterly installments. The ING Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel's insurances, earnings and accounts, share security in the shares of our vessel-owning subsidiary and irrevocable joint and several guarantees from the guarantors. The ING Facility contains substantially the same financial covenants, default provisions, undertakings and restrictions as contained in the Term Facility 2, described above.

Finance Leases
In 2009, we entered into a sale and leaseback agreement and bareboat charter, or the TORM Amazon Financial Lease, with T&T Marine S.A., or T&T Marine. Under the TORM Amazon Financial Lease, T&T Marine purchased the MR tanker, the TORM Amazon, from TORM Singapore Pte. Ltd. in July 2009 and concurrently, we chartered-in the TORM Amazon from T&T Marine for a period of eight years. We had an option to purchase the TORM Amazon on the fifth, sixth and seventh anniversary of the delivery date at fixed option prices and were required to purchase the TORM Amazon upon the expiration of the charter-in agreement. Pursuant to this obligation, we repaid the TORM Amazon Financial Lease in full on September 8, 2017 and purchased the TORM Amazon for JPY 1,500 million, which corresponds to approximately $14 million, based on the USD/JPY exchange rate as of the purchase date.
During the first and second quarters of 2017, we entered into a sale and leaseback and bareboat charters for the LR2 tanker, TORM Helene, and two MR tankers, TORM Mary and TORM Vita, pursuant to which we sold the vessels to Flora Co., Ltd., Grange Co Pte. Ltd, Singapore and Jellicoe Co., Ltd., respectively, and concurrently chartered in the three vessels each for a period of 58 months from the delivery date plus 50 more days at our option. These three sale and leaseback transactions are treated as financial leases but have no purchase obligation attached. We have the option to purchase TORM Mary and TORM Helene at fixed option prices upon the expiration of the charter-in agreements on January 23, 2022 (assuming no exercise of our option to extend the charter-in period by 50 days), provided we give the respective owners prior written notice on or before November 15, 2021. We have an option to purchase TORM Vita at a fixed option price at the fourth anniversary of the delivery date, upon prior written notice on or before January 17, 2021, and again at the expiration of the charter-in period, upon prior written notice to the owner on or before January 12, 2022.
As of September 30, 2017, we were in compliance with the financial covenants contained in our debt facilities.
Cash flow
	Year ended December 31,			Six months ended June 30,
Cash flow	2016	2015	2014	2017	2016
(USD million)
From operating activities	171.1	214.1	17.3	65.3	115.8
From investing activities	(119.4)	(158.8)	(377.9)	(9.2)	(84.5)
There of investment in tangible fixed assets	(119.4)	(253.9)	(377.9)	(30.0)	(84.5)
From financing activities	(144.0)	75.0	397.1	81.7	(82.6)

Consolidated cash flow for the six months ended June 30, 2017 and 2016
Total net cash flow from operating, investing and financing activities for the six months ended June 30, 2017 amounted to an inflow of $138 million against an outflow of $51 million for the six months ended June 30, 2016.
Cash flow from operating activities
Total net cash flow from operating activities for the six months ended June 30, 2017 amounted to an inflow of $65 million against an inflow of $116 million for the six months ended June 30, 2016. The decrease in inflow was mainly attributable to the reduced operating profit, combined with a reduced change in bunkers, accounts receivable and payable of $52 million in 2016, due to timing.
Cash flow from investing activities
For the six months ended June 30, 2017 net cash flow from investing activities amounted to an outflow of $9 million against an outflow of $85 million for the six months ended June 30, 2016. For the six months ended June 30, 2017 the investment in vessels and newbuildings amounted to an outflow of $30 million and the cash in-flow from sale of vessels amounted to $21 million, whereas the investments for the six months ended June 30, 2016 related solely to investment in vessels and newbuildings.

Cash flow from financing activities
For the six months ended June 30, 2017, net cash flow from financing activities amounted to an inflow of $82 million against an outflow of $83 million for the six months ended June 30, 2016. For the six months ended June 30, 2017, repayments of mortgage debt and banks loans generated a total outflow of $79 million of which $35 million related to vessel sales and $44 million related to ordinary installments, while new mortgage debt and other financial liabilities contributed with an inflow of $161 million. For the six months ended June 30, 2016, the inflow related to borrowings of $19 million, repayments of mortgage debt generated an outflow of $82 million and acquisition of outstanding shares in TORM A/S resulted in a cash out-flow of $19 million. The proceeds from borrowings have been used to finance installments on newbuildings and repayment of mortgage debt.
Consolidated cash flow for the years ended December 31, 2016, 2015 and 2014
Total net cash flow from operating, investing and financing activities for the year ended December 31, 2016 amounted to an outflow of $92 million against an inflow of $130 million for the year ended December 31, 2015.
Total net cash flow from operating, investing and financing activities for the year ended December 31, 2015 amounted to an inflow of $130 million against an inflow of $36 million for the year ended December 31, 2014.
Cash flow from operating activities
Total net cash flow from operating activities for the year ended December 31, 2016 amounted to an inflow of $171 million against an inflow of $214 million for the year ended December 31, 2015. The decrease in inflow was mainly driven by the decrease in operating profit and increased interests paid for 2016.
Total net cash flow from operating activities for the year ended December 31 2015 amounted to an inflow of $214 million against an inflow of $17 million for the year ended December 31, 2014. The increase in inflow was mainly driven by improved operating profit and improved working capital.
Cash flow from investing activities
For the year ended December 31, 2016 net cash flow from investing activities amounted to an outflow of $119 million against an outflow of $159 million for the year ended December 31, 2015. The outflow for the year ended December 31, 2016 related solely to the investment in vessels and newbuildings, whereas the outflow in the year ended December 31, 2015 related to investment in vessels and newbuildings of $254 million partly offset by cash inflow from the former TORM of $78 million and sale of non-current assets of $18 million.
For the year ended December 31, 2015, net cash flow from investing activities amounted to an outflow of $159 million against an outflow of $378 million for the year ended December 31, 2014 primarily relating to the investment in vessels and newbuildings. The outflow from investments in vessels and newbuildings was offset by cash from the business combination of $78 million and sale of non-current assets of $18 million.
Cash flow from financing activities
For the year ended December 31, 2016, net cash flow from financing activities amounted to an outflow of $144 million against an inflow of $75 million for the year ended December 31, 2015. In 2016, borrowings generated an inflow of $49 million, while repayment of mortgage debt amounted to an outflow of $146 million. In addition, we paid dividends in the amount of $25 million and the acquisition of the outstanding shares in TORM A/S in the squeeze-out generated an outflow of $19 million. In 2015, the inflow related to borrowings that generated an inflow of $93 million and capital contributions of $14 million partly offset by repayment of mortgage debt of $29 million.
For the year ended December 31 2015, net cash flow from financing activities amounted to an inflow of $75 million against an inflow of $397 million for the year ended December 31 2014. For the year ended December 31, 2015, borrowings generated an inflow of $93 million while capital contributions amounted to an inflow of $14 million. For the year ended December 31, 2014, borrowings generated an inflow of $150 million and capital contributions generated an inflow of $257 million. The proceeds from borrowings and capital contributions have been used to finance acquisition of vessels and payment of installments on newbuildings.

Capital Expenditures of TORM plc
The table below presents our capital expenditures for the years ended December 31, 2016, 2015 and 2014 and for the six months ended June 30, 2016 and 2017.
Capital Expenditures
	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
Capital Expenditures
(USD million)
Acquisition of vessels and capitalized dry-docking	40.8	112.0	343.3	15.6	26.6
Prepayments on newbuildings	76.9	142.5	34.7	15.3	57.2
Total	117.7	254.5	378.0	30.9	83.8

Capital expenditures for the six months ended June 30, 2017 and 2016 consisted primarily of investments in vessels and capitalized dry-docking and newbuildings. TORM invested $16 million in vessels and capitalized dry-docking for the six months ended June 30, 2017 compared to $27 million for the six months ended June 30, 2016. The decrease is due to fewer dry-dockings. TORM invested $15 million in newbuildings for the six months ended June 30, 2017 compared to $57 million for the six months ended June 30, 2016.
Capital expenditures for the years ended December 31, 2016 and 2015 consisted primarily of investments in vessels and capitalized dry-docking and newbuildings. For the year ended December 31, 2016, TORM plc's prepayments on newbuildings amounted to $77 million compared to $143 million for the year ended December 31, 2015. For 2016, TORM plc's investments related to vessels and capitalized dry-docking amounted to $41 million compared to $112 million in 2015. TORM plc invested a total of $118 million during 2016 against $255 million invested during 2015 and $378 million in 2014. The decrease in capital expenditures is due to the acquisition of the fleet from Former TORM A/S in 2015 and 2014.
C.          Research and Development, Patents and Licenses, etc.
Not applicable.
D.          Trend Information
See Item 4. "Information on the Company—B. Business Overview—The Product Tanker Industry."
E.          Off-Balance Sheet Arrangements
As of December 31, 2016, other than the ones described in "Contractual Obligations", below, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.
F.          Tabular Disclosure of Contractual Obligations
We have contractual obligations and commercial commitments for future payments including newbuilding installment payments.
The table below summarizes scheduled payments under TORM plc's contractual obligations as of December 31, 2016.
Our main contractual obligations as of December 31, 2016 are mortgage debt and bank loans of an aggregate of $672 million and installment payments on newbuilding contracts of $62 million and $86 million for the years ended December 31, 2017 and 2018, respectively. See Item 4. "Information on the Company—B. Business Overview" for a description of our newbuilding contracts.

TORM plc Contractual obligations as of December 31, 2016
	2017	2018	2019	2020	2021	Thereafter	Total
(USD million)
Mortgage debt and bank loans	75.9	75.1	137.5	59.7	306.5	16.9	671.6
Interest payments related to scheduled interest fixing	18.8	14.4	12.0	10.0	7.1	-	62.3
Estimated variable interest payments	8.9	10.6	9.6	6.8	4.5	0.8	41.2
Finance lease liabilities	13.6	-	-	-	-	-	13.6
Interest element regarding finance lease	0.8	-	-	-	-	-	0.8
Newbuilding installments and exercised purchase option contracts	62.4	86.4	-	-	-	-	148.8
Chartered-in vessels (Operating lease)	10.3	3.2	-	-	-	-	13.5
Derivative financial liabilities	4.8	-	-	-	-	-	4.8
Other operating leases	2.1	1.8	1.2	0.2	-	-	5.3
Trade payables and other liabilities	48.9	-	-	-	-	-	48.9

Total	246.5	191.5	160.3	76.7	318.1	17.7	1,010.8

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.          Directors and Senior Management
Set forth below are the names, ages and positions of the directors, board observers and senior executive officers of TORM plc. Except for the B Director, who is appointed by the holder of our Class B share and is not subject to annual re-election and who may be replaced at any time by the trustee acting on the instructions of the holders of our Class A common shares (other than Njord Luxco and its affiliates), each Director holds office for a two-year term or until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. At the end of the two-year term, a Director may seek re-election.
The business address of each of our directors and senior management listed below is TORM plc, Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.

Name	Age	Position	Date of Expiry of Current Term (for Directors)
Christopher Helmut Boehringer	46	Chairman	2018
David Neil Weinstein	58	Deputy Chairman (appointed by the holder of the B Share)	Serves until removed by the B shareholder
Torben Janholt	71	Board Member	2018
Pär Göran Trapp	55	Board Member	2018
Rasmus Johannes Skaun Hoffman	40	Board Observer (Employee Representative) (1)
Lars Bjørn Rasmussen	52	Board Observer (Employee Representative) (1)
Jeffrey Scott Stein	48	Minority B Share Board Observer(1)	Serves until removed by the B shareholder
Jacob Balslev Meldgaard	49	Executive Director and Chief Executive Officer of TORM A/S
Christian Søgaard-Christensen	39	Chief Financial Officer of TORM A/S
Lars Christensen	51	Senior Vice President and Head of Projects of TORM A/S
Jesper Søndergaard Jensen	48	Senior Vice President and Head of Technical Division of TORM A/S

(1) Board observers are appointed by the Company's directors and may be removed by directors at any time for any reason. Board Observers can attend and speak at meetings of the Board of Directors but cannot vote.

Biographical information concerning the directors and our senior executive officers listed above is set forth below.

Christopher Helmut Boehringer serves and has served as Chairman of our Board of Directors since August 2015. Mr. Boehringer is also a partner and a Managing Director of Oaktree Capital Management (U.K.) LLP and has held various executive positions within Oaktree since 2006.
Mr. Boehringer also serves as a member of the Board of Directors of Amber GP (London) Limited, LCCG UK Holdings Limited , Eolia Renovables de Inversiones, S.C.R., S.A., LCCG UK Limited, Life Company Consolidation Group Limited, LCCG Holdings (No. 1) Limited, LCCG Holdings (No. 2) Limited, LCCG Holdings (No. 3) Limited and OCM LCCG Holdings Ltd.
Further, Mr. Boehringer is currently member of the Board of Directors of OCM Luxembourg OPPS VII Homer Holdings S.à r.l., OCM Luxembourg OPPS FFF S.à r.l., OCM Luxembourg OPPS VIIIB S.à r.l., OCM Luxembourg OPPS VIIIB Blocker S.à r.l., OCM Luxembourg VOF Blocker S.à r.l, OCM Luxembourg Springboard S.à r.l., OCM Luxembourg Sand Holdings S.à r.l., OCM Luxembourg Avenue S.à r.l, OCM Luxembourg Mars Holdings S.à r.l., Boston S.à r.l., OCM Njord Holdings S.à r.l, OCM Phoenix Holdings I S.à r.l., OCM Phoenix Holdings II S.à r.l., OCM Luxembourg Raphael S.à r.l. and OCM Luxembourg Seraphina S.à r.l. Mr. Boehringer holds a Bachelor of Arts in Economics from Harvard University and a Masters of Business Administration from INSEAD.
David Neil Weinstein serves and has served as a member and Deputy Chairman of our Board of Directors since August 2015. Mr. Weinstein is a Capital Markets, Governance and Reorganization Specialist. Mr. Weinstein also serves as chairman of the Board of Directors of The Oneida Group, Inc., and as a member of the Board of Directors of Seadrill, Ltd, Stone Energy Corporation, and TRU Taj LLC/ TRU Taj Finance, Inc. Mr. Weinstein holds a Bachelor of Arts in Economics from Brandeis University and a Juris Doctor from Columbia University School of Law.

Torben Janholt serves and has served as a member of our Board of Directors since August 2015. Mr. Janholt also serves as chief executive officer of Pioneer Marine Inc., chief executive officer of Just Water ApS, chairman of the board of directors of Otto Suenson & Co. A/S, and member of the board of directors of Pioneer Marine Pty Ltd. Singapore, A/S United Shipping & Trading Company, Bunker Holding A/S, Unit-Chartering A/S and Uni-Tankers A/S. Mr. Janholt has served as chairman of the board of directors of Lauritzen Tankers A/S, Lauritzen Ship Owner A/S, LB Ship Owner A/S, LK Ship Owner A/S, Shipinvest A/S, Lauritzen Offshore Services A/S and LT Ship Owner A/S and member of the board of directors of KRK 4 ApS, Shipping Holding A/S, A/S Dan-bunkering Ltd., Shipping.dk Chartering A/S, Ship-ping.dk A/S, Shipping.dk Køge A/S, Grenå Stevedore- og Pakhusforretning ApS, Fin-Trans A/S, A/S Global Risk Management Ltd., Sønderjyllands-Terminalen A/S, Bunker Holding Estate A/S, Jyllands-Terminalen A/S, Shipping.dk Aabenraa A/S, CVR: 87137511, Brilliant Maritime Services S.A. ApS, Lauritzen Tankers Ship Owner A/S, Axis Offshore A/S, Shipping.dk Road Division A/S, Lauritzen Reefers A/S, CVR nr.: 15251549, Shipping.dk Middelfart A/S, Outforce A/S, Shipping.dk Kalundborg A/S, LB Ship Owner II A/S, KPI Bridge Oil A/S and Lloyd Copenhagen ApS. In addition, Mr. Janholt has served as a member of the executive management of KRK 4 ApS, Axis Offshore A/S, Lauritzen Reefers A/S, CVR: 15251549, LB Ship Owner II A/S, Lauritzen Offshore Services A/S and J. Lauritzen A/S. Mr. Janholt holds a Certificate in Business Administration from Niels Brock Business College, Denmark and has attended Executive Management Programs at IESE in Spain, Harvard Board education course in Copenhagen, IMD in Switzerland and CEDEP/INSEAD Management School in France.
Pär Göran Trapp serves and has served as a member of our Board of Directors since August 2015. Mr. Trapp serves as chairman of the board of directors of Madrague Capital Partners AB and member of the board of directors of Amara Living Ltd and Energex Partners Ltd. Mr. Trapp was with Morgan Stanley from 1992 to 2013, where he started as crude oil trader, then became Head of Oil Products Trading Europe & Asia, Head of Global Trading and Head of Commodities EMA. Mr. Trapp holds a Master of Science degree in Economics and Business Administration from the Stockholm School of Economics.
Rasmus Johannes Skaun Hoffman is and has been a Board Observer since April 2016 and before that time served, as a member of our Board of Directors since April 2011. Mr. Hoffman has been employed with us since 2003 and serves as chief engineer. Mr. Hoffman also serves on the Board of Directors of TORM A/S.
Lars Bjørn Rasmussen is and has been a Board Observer since July 2017. Mr. Rasmussen has been employed with us since 1999 and serves as chief engineer. Mr. Rasmussen also serves on the Board of Directors of TORM A/S.
Jeffrey Scott Stein is and has been a Board Observer since November 2015. Mr. Stein is the founder of Stein Advisors LLC where he has served as Managing Partner since 2010. Prior to 2010, Mr. Stein co-founded and served as a Principal at Durham Asset Management LLC, as a Managing Director and Co-Director of Research at The Delaware Bay Company, Inc. and as an Associate/Assistant Vice President at Shearson Lehman Brothers. Mr. Stein also serves as the Chairman of Ambac Financial Group, Inc and as a board member of Dynegy Inc. and Westmoreland Coal Company. Mr. Stein holds a Bachelor of Arts in Economics from Brandeis University and a Masters of Business Administration from New York University, Stern School of Business in the United States.
Jacob Balslev Meldgaard serves and has served as the Chief Executive Officer of TORM A/S since April 2010. Prior to joining the Company, Meldgaard served as executive vice president and as a member of the executive management of Dampskibsselskabet NORDEN A/S. Mr. Meldgaard is also a member of the Board of Directors of the Danish Shipping, Danish Ship Finance A/S, Syfoglomad Limited and ICC Denmark. Mr. Meldgaard holds a Bachelor of Commerce degree in international trade from Copenhagen Business School, Denmark and attended the Advanced Management Program at Wharton Business School and Harvard Business School in the United States.
Christian Søgaard-Christensen serves and has served as the Chief Financial Officer of TORM A/S since May 2016. Mr. Søgaard-Christensen joined TORM in March 2010 and before serving as Chief Financial Officer he served as Senior Vice President and Head of Corporate Support. Prior to joining the Company, Mr. Søgaard-Christensen served as a consultant at McKinsey & Company. Mr. Søgaard-Christensen also serves as the Chairman of the board of directors of TORM A/S and is a member of the board of directors of Intertec Africa Limited. Mr. Søgaard-Christensen holds a Bachelor of Science in Philosophy and Business Administration from Copenhagen Business School, Denmark, a Master of Science in International Business from Copenhagen Business School, Denmark and has attended Executive Management Programs at London Business School, England and Harvard Law School in the United States.

Lars Christensen serves and has served as the Senior Vice President and Head of Projects of TORM A/S since May 2011. Prior to joining the Company, Mr. Christensen served as Managing Director of Navitaship, Vice President of Maersk Broker, Manager at Maersk K.K and Shipbroker at EA Gibson Shipbrokers. Mr. Christensen holds a Certificate in international trade from Copenhagen Business School in Denmark, a Masters of Business Administration from IMD in Switzerland and attended the Executive Management Program at Columbia Business School in the United States.
Jesper Søndergaard Jensen serves and has served as the Senior Vice President and Head of Technical Division of TORM A/S since September 2014. Prior to joining the Company, Mr. Jensen served as Senior Vice President and Technical Manager at Clipper Group and Fleet Group Manager, Manager and Chief Engineer at Maersk Group. Mr. Jensen holds a Bachelor of Technology Management degree in Marine Engineering from the Maritime and Polytechnic College in Denmark and an Executive Masters of Business Administration from Henley Business School in the United Kingdom.
B.          Compensation
At the extraordinary general meeting held on April 4, 2017, our shareholders approved an updated remuneration policy, with effect from the date of the meeting, which includes overall guidelines for incentive pay, for the Board of Directors and executive management. The Company is required, under the UK Companies Act 2006, to prepare a Remuneration Report for each financial year.
Non-Executive Director Compensation
The following table sets out the aggregate 2016 compensation of our Non-Executive Directors:
	Total earned		Paid by TORM A/S (1)		Paid by TORM plc (2)
(USD '000) Director	Board	Committee	Board	Committee	Board	Committee
Christopher H. Boehringer	158	79	47	24	111	55
David Weinstein	105	26	32	8	74	18
Göran Trapp	53	105	16	32	37	74
Torben Janholt	53	79	16	24	37	55

(1)          Board fees earned prior to April 20, 2016 relate directly to TORM A/S directorships.
(2)          After April 20, 2016, TORM plc paid the members of the Board of Directors.
Non-Executive members of our Board of Directors are not offered any participation in any share-based incentive schemes, discussed below, however, any fees payable to Non-Executive Directors and any Board Observer may be paid in cash or as a share-based payment.
In 2016, our Minority B Share Board Observer received a fee of €70,000 and each of our other Board Observers received a fee of €50,000.
If a member of the Board of Directors is instructed to take on a specific ad hoc task that falls outside the scope of that member's ordinary duties, such member may be offered an additional fee for the work carried out related to such task subject to the approval by the Board of Directors.
Members of our Board of Directors are not entitled to any kind of compensation upon retirement from their office with the Company other than ordinary compensation on a pro rata basis and we have not allocated funds to provide for pension, retirement or similar benefit to the members of our Board of Directors. There are no contracts between us and any of our directors providing for benefits upon termination of their employment. We have not granted loans, issued guarantees or undertaken similar obligations to or on behalf of our Board of Directors or any of its members.

Executive Management Compensation
Our senior management team, or the Senior Management Team, which is comprised of Jacob Meldgaard, our Executive Director and principal executive officer of TORM plc and the Chief Executive Officer of TORM A/S, Christian Søgaard-Christensen, our principal financial officer and the Chief Financial Officer of TORM A/S, Jesper Jensen, the Head of the Technical Division of TORM A/S and Lars Christensen, the Head of Projects of TORM A/S, receive compensation consisting of a fixed base salary, cash-based bonus incentives paid out in 2016 under our cash bonus programs, discussed below, and customary executive fringe benefits. We have not granted loans, issued guarantees or undertaken similar obligations to or on behalf of senior management.
In 2016, the aggregate compensation paid by the Group to Jacob Meldgaard, for his role as Executive Director and principal executive officer of TORM plc and as the Chief Executive Officer of TORM A/S, amounted to $2,004,625, which includes the fee payable to Mr. Meldgaard for his service on the Board of Directors and the remaining $371,658 of the transaction success fee to which Mr. Meldgaard is entitled in connection with the successful completion of the 2015 Restructuring which was payable in 2016. We have not allocated funds to provide pension, retirement or similar benefits to Mr. Meldgaard.
In 2016, the aggregate compensation paid by the Group to the other members of our Senior Management Team (excluding Mr. Meldgaard) was $1,735,563, which includes an aggregate of $93,163 allocated for pensions for these individuals.
Incentive Schemes
Compensation of our Senior Management Team includes the eligibility to participate in a variable incentive-based pay with a combination of share options, restricted share units and other share-based awards. We have in place a Long-Term Incentive Plan, or the LTIP, pursuant to which our Board of Directors may grant certain employees and executive officers share options, restricted share units, or RSUs, in the form of restricted stock options, or other share-based awards. See Item 10. "Additional Information—A. Share Capital".
During 2016, pursuant to the LTIP, Mr. Meldgaard was granted a total of 1,276,725 restricted stock units, or RSUs, as part of his five-year allocation grant under the LTIP. Each RSU entitles the Chief Executive Officer to acquire one Class A common share, subject to a five-year vesting period, with one fifth of the grant amount vesting at each anniversary date. Vested RSUs may be exercised at a price of DKK 93.6 per Class A common share for a period of twelve months after the vesting date. Assuming 100% vesting and based on the Black-Scholes model, the value of the RSU grant to Mr. Meldgaard would be approximately $3.4 million.
In addition, during 2016, the members of our Senior Management Team other than Mr. Meldgaard were granted an aggregate of 233,933 RSUs as part of each executive's annual grant. Each RSU entitles the other members of our senior management team to acquire one Class A common share, subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date. Vested RSUs may be exercised at a price of DKK 93.6 per Class A common share for a period of six months after the vesting date. Assuming 100% vesting and based on the Black-Scholes model, the aggregate RSU grant to the other members of our Senior Management Team would be approximately $477,671.
Cash Bonus Programs
The following cash bonus programs were in effect for 2016:
EBITDA Cash Bonus Program
Pursuant to a cash bonus program that expired on the Restructuring Completion Date, Jacob Meldgaard, in his role as Chief Executive Officer of TORM A/S, received a cash bonus of $409,642, which was conditioned on the Company's full year 2015 EBITDA (excluding vessel sales, investments, and divestments) prior to the 2015 Restructuring (i.e. excluding Njord's operations) exceeding $77 million and was calculated as a percentage of any amounts exceeding that EBITDA threshold. Conditioned upon the same terms, the other members of our Senior Management Team received cash bonuses in an aggregate amount of $405,735. The bonus for each executive officer was paid out in April 2016.

Performance Bonus Program 2016
For the financial year 2016, the Board of Directors provided Jacob Meldgaard, in his role as our Executive Director and Chief Executive Officer of TORM A/S, with a cash performance bonus of $308,075 which is directly linked to (i) the fulfillment of specific performance metrics (up to 50% of the base salary), (ii) the weighted average price to net asset value ratio of listed shares based on the closing share price on Nasdaq Copenhagen on each trading day during the financial year 2015 (up to 50% of the base salary), and (iii) up to 20% of the base salary based on the sole discretion of the Board of Directors. In aggregate, the maximum bonus for the Chief Executive Officer for the financial year 20156 was not permitted to exceed 120% of the Chief Executive Officer's base salary.
For the financial year 2016, the members of our Senior Management Team other than Mr. Meldgaard received cash performance bonuses in an aggregate amount of $229,197 which is directly linked to the fulfillment of specific performance metrics, which include developments in the price of our shares and our cost base (up to 88% of the base salary of each executive).
Employment Agreements
Mr. Jacob Meldgaard
We may dismiss Mr. Meldgaard with twelve months' notice to the end of a month, and Mr. Meldgaard may terminate his contract with six months' notice to the end of a month. Mr. Meldgaard is not entitled to other kinds of remuneration resulting from a retirement from the Company other than performance bonuses earned, if any.
Mr. Meldgaard is subject to global non-competition and non-solicitation clauses for a period of twelve months. For the effective period of these clauses, Mr. Meldgaard is entitled to a monthly compensation corresponding to 100% of his base salary. The non-competition clause may be terminated with one month's notice. However, whether one or both of the non-competition and non-solicitation clauses are effective, the compensation only becomes payable once.
In case of a change of control, as further defined in Mr. Meldgaard's service agreement, Mr. Meldgaard may, within three months from the date of the change, terminate his employment with six months' notice, in which case certain non-compete and non-solicitation clauses will be shortened.
Under mandatory Danish law, non-competition clauses cannot be enforced after expiry of the notice period if the termination is effected by the Company without Mr. Meldgaard having given reasonable cause for the dismissal.
Other Members of the Senior Management Team
We may dismiss the other members of the Senior Management Team (excluding Mr. Meldgaard) with nine to twelve months' notice (varying length depending on position and seniority) to the end of a month. Each of these executives may all terminate his contract with four to six months' notice (varying length depending on position) to the end of a month.
Based on the current seniority, these current members of our Senior Management Team are not entitled to other kinds of remuneration upon retirement from the Company, other than performance bonuses earned, if any.
These other members of the Senior Management Team are subject to global non-competition clauses for a period of six to twelve months (depending on position). For the effective period of the clauses, these other members of the Senior Management Team are entitled to a monthly compensation corresponding to 100% of their respective base salary.
The non-competition clauses may be terminated with one month's notice. Under mandatory Danish law, non-competition clauses cannot be enforced after expiry of the notice period if the termination is effected by the Company without the members of the Senior Management Team having given reasonable cause for their dismissal.

C.          Board Practices
Our Board of Directors maintains overall responsibility for the Company and its strategy and is entrusted with various tasks including appointment and supervision of our Executive Director, Mr. Jacob Meldgaard, and establishment of strategic, accounting, organizational and financial policies.
Our Board of Directors has delegated the day-to-day management of our business to our Executive Director. This includes our operational development and responsibility for implementing the strategies and overall decisions approved by the Board of Directors. The Executive Director also serves the position as Chief Executive Officer of TORM A/S, our largest subsidiary. Transactions of an unusual nature or of major importance may only be effected by our Executive Director on the basis of a special authorization granted by our Board of Directors. In the event that certain transactions cannot await approval of our Board of Directors, taking into consideration the best interests of the Company, our Executive Director, to the extent possible, shall obtain the approval of the Chairman of our Board of Directors and ensure that the Board of Directors is subsequently given notice of such transactions passed. Transactions of an unusual nature or of major importance are defined in our board guidelines for our Board of Directors and include, among other things, the acquisition and disposal of vessels.
Audit Committee
Our Audit Committee consists of: Göran Trapp, as Chairman, Christopher Boehringer and Torben Janholt. Our Audit Committee is responsible for assisting our Board of Directors in fulfilling its responsibilities pertaining to the accounting, auditing and financial reporting of the Company and ensuring the quality and integrity of such reporting.
The Audit Committee meets at least four times a year. Our Chief Financial Officer, the head of the accounting department and our independent auditors normally participate in the meetings. The Audit Committee may invite such other persons to its meetings as it deems appropriate. The Audit Committee performs its duties under terms of reference approved by our Board of Directors. The Audit Committee makes recommendations to our Board of Directors with respect to the appointment of our independent auditors and provides a report on the committee's activities to the Board of Directors.
Nasdaq New York requires, among other things, that the audit committee of a listed U.S. company is comprised entirely of directors who the Board of Directors has determined to be independent, as such term is defined under Rule 10A-3 promulgated under the Exchange Act and under the rules of Nasdaq New York. Christopher Boehringer, a current member of our audit committee, is not considered independent. Pursuant to phase-in periods for newly listed companies allowed under the rules of Nasdaq New York, we are required to have a fully independent audit committee within one year from the date of our listing on Nasdaq New York. As a result, Christopher Boehringer will resign from our audit committee prior to the expiration of the one-year phase-in period.
Nomination Committee
Our Nomination Committee consists of Christopher Boehringer, as Chairman, Torben Janholt and David Weinstein. Our Nomination Committee is responsible for assisting our Board of Directors in maintaining and developing a number of governance procedures and evaluation processes in relation to our Board of Directors and executive management.
The Nomination Committee meets at least twice a year. All members of the Nomination Committee possess the qualifications relevant for the Nomination Committee to perform its tasks. No meetings of the Nomination Committee took place in 2016 as the Board of Directors was appointed in connection with the Redomiciliation.
Remuneration Committee
Our Remuneration Committee consists of Christopher Boehringer, as Chairman, Torben Janholt and David Weinstein. Our Remuneration Committee is responsible for assisting our Board of Directors in reviewing the performance and development of the Company's executive management in achieving corporate goals and objectives, assuring that executive management is compensated effectively, and reviewing the Company's general remuneration policies.

The Remuneration Committee meets at least three times a year. All members of the Remuneration Committee possess the qualifications relevant for the Remuneration Committee to perform its tasks.
Risk Committee
Our Risk Committee consists of Göran Trapp, as Chairman, Christopher Boehringer and Torben Janholt. Our Risk Committee is responsible for assisting our Board of Directors in achieving its supervisory oversight and monitoring responsibilities with respect to internal controls and risk management.
The Risk Committee meets at least three times a year. All members of the Risk Committee possess the qualifications relevant for the Risk Committee to perform its tasks.
Corporate Governance Practices
Pursuant to an exception under Nasdaq New York listing standards available to foreign private issuers, we are not required to comply with many of the corporate governance practices followed by U.S. companies under the Nasdaq New York listing standards. Accordingly, we are exempt from many of Nasdaq New York's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq New York corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. In connection with the expected listing of our Class A common shares on Nasdaq New York, we will certify to Nasdaq New York that our corporate governance practices are in compliance with, and are not prohibited by, English Law. Set forth below is a list of the significant differences between our corporate governance practices and Nasdaq New York standards applicable to listed U.S. companies.
Independence of Directors. Nasdaq New York requires that a U.S.-listed company maintain a majority of independent directors. Our Board of Directors consists of five directors, three of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules of Nasdaq New York. Under English law and our articles of association, our Board of Directors is not required to consist of a majority of independent directors. Under the UK Corporate Governance Code, to which we are subject, a majority of our board is required to be independent. However, the determination of independence is different from Nasdaq New York standards and we are permitted to deviate from this requirement as long as we explain why we have done so in our annual report.
Remuneration Committee. Nasdaq New York requires that a listed U.S. company have a remuneration committee consisting only of independent directors. Under English law and our articles of association, our remuneration committee is not required to consist entirely of independent directors. The UK Corporate Governance Code requires this committee to be comprised of independent directors and that the chairman of the Board of Directors not chair the remuneration committee, but we may choose to deviate from these requirements as long as we explain why in our annual report.
Audit Committee. Nasdaq New York requires, among other things, that a listed U.S. company have an audit committee comprised of three entirely independent directors. The UK Corporate Governance Code requires an audit committee to be comprised of three, or in the case of smaller companies, two, independent directors, but we may choose to deviate from this requirement as long as we explain why in our annual report.
Executive Sessions. Nasdaq New York requires that the independent directors of a U.S. listed company have regularly scheduled meetings at which only independent directors are present, or executive sessions. The UK Corporate Governance Code requires that our Chairman hold meetings with non-executive directors without the executives present and that, led by the senior independent director, the non-executive directors meet without the Chairman present at least annually to appraise the Chairman's performance and on such other occasions as are deemed appropriate.

Corporate Governance Guidelines.  Nasdaq New York requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. The UK Corporate Governance Code requires the Company to report on its compliance with the UK Corporate Governance Code in accordance with the "comply or explain" principle. The Company's position with respect to compliance (or non-compliance) with the individual recommendations of the UK Corporate Governance Code is required to be disclosed in the Company's Annual Report and Accounts. In addition the Company includes on its website a detailed analysis of its compliance (or non-compliance) with the UK Corporate Governance Code in its corporate governance statement.
Directors' Remuneration Reports. Under Section 420(1) of the UK Companies Act, we are required to produce a directors' remuneration report for each fiscal year. The Directors' remuneration reports must include (i) a directors' remuneration policy, which is subject to a binding shareholder vote at least once every three years, and (ii) an annual report on remuneration in the financial year being reported on, and on how the current policy will be implemented in the next financial year, which is subject to an annual advisory shareholder vote. The UK Companies Act requires that remuneration payments to directors of the Company and payments to them for loss of office must be consistent with the approved directors' remuneration policy or, if not, must be specifically approved by the shareholders at a general meeting.
D.          Employees
As of September 30, 2017, we employed approximately 293 people in our offices in Denmark, India, the Philippines, Singapore and the United States, excluding seafarers, who work on our vessels.
E.          Share Ownership
The table below shows, in relation to each of our directors and members of our Senior Management Team, the total number of shares owned and the total number of Restricted Share Units, or RSUs, held as of September 30, 2017. The RSUs granted to our Executive Director, Jacob Meldgaard, were received for his role as Chief Executive Officer of TORM A/S.

Director	Class A Common shares held	Unvested RSUs	Vested RSUs
Christopher H. Boehringer	7,566	0
David Weinstein	0	0
Göran Trapp	12,820	0
Torben Janholt	26	0
Jacob Meldgaard	66	1,021,380	255,345
All other executive officers individually	*	474,955	-

*Our remaining executive officers individually each own less than 1% of our outstanding shares.
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.          Major Shareholders
The following table sets forth the beneficial ownership of our Class A common shares, par value $0.01 per share, as of September 30, 2017 by beneficial owners of 5% or more of the common shares. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share held (excluding the B share and the C share).

	Class A Common Shares Beneficially Owned
Name	Number	Percentage(1)
Njord Luxco(2)(4)(5)	39,385,625	63.5%
DW Partners, LP (3)(4)	4,896.290	7.9%

_________________________

(1)	Calculated based on 61,985,975 common shares (excluding treasury shares) outstanding as of September 30, 2017 (and assuming no Consideration Warrants or Restricted Share Units (RSUs) are exercised).
(2)
The business address of Njord Luxco is OCM Njord Holdings S.a r.l, 26A, Boulevard Royal L-2449, Luxembourg, Luxembourg. The majority shareholder of Njord Holdings is OCM Luxembourg OPPS IX Sarl.  The majority shareholder of OCM Luxembourg OPPS IX Sarl is Oaktree Opportunities Fund IX, L.P.  The general partner of Oaktree Opportunities Fund IX, L.P. is Oaktree Opportunities Fund IX GP, L.P.  The general partner of Oaktree Opportunities Fund IX GP, L.P. is Oaktree Opportunities Fund IX GP, Ltd.  The sole director of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Capital Management, L.P.  The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.  The sole shareholder of Oaktree Holdings, Inc. is Oaktree Capital Group, LLC.  The duly appointed manager of Oaktree Capital Group LLC is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, and Sheldon M. Stone who, by virtue of their membership interests in Oaktree Capital Group Holdings GP, LLC, may be deemed to share voting and dispositive power with respect to the shares of TORM plc held by Njord Holdings. The address for all of the entities and individuals identified above is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(3)
The business address of DW Partners, LP is 590 Madison Avenue, 9th Floor, New York, NY 10022. DW Partners, LP is the investment manager of DW Catalyst Master Fund, Ltd. and DW Value Master Fund, Ltd. According to Major Shareholder Announcement no. 4 dated April 15, 2016, pursuant to Section 29 of the Danish Securities Trading Act, DW Catalyst Master Fund, Ltd. holds 3,334,873 Class A common shares and DW Value Master Fund, Ltd. holds 1,561,417 Class A common shares. The voting rights attached to these shares are exercised by DW Partners, LP as investment manager.

(4)	This information is derived from public sources.
(5)
Njord Luxco is the holder of the sole outstanding Class C share. The Class C share has 350,000,000 votes at the general meeting in respect of specified matters, including election of members to our Board of Directors (other than the Deputy Chairman) and certain amendments to the Articles of Association. See Item 10. "Additional Information—A. Share Capital —Our Shares—Class C Share".

As of September 30, 2017, we had 4,787,692 warrants outstanding with each warrant being convertible into one Class A share, par value $0.01 per share, and which can be exercised until July 13, 2020. As of September 30, 2017, we have a total of 2,611,209 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. Assuming the exercise of all of our outstanding warrants and full vesting and exercise of our outstanding RSUs, this would result in the issuance of 7,398,901 additional Class A common shares representing approximately 11% of our issued and outstanding Class A common shares.
The sole outstanding B share is held by a trustee on behalf of non-Oaktree shareholders to provide certain minority protections. The B Share has one vote at the general meeting and the right to elect the Deputy Chairman of our Board of Directors and one Board observer, both of which have been elected. See Item 10. "Additional Information—A. Share Capital —Our Shares—Class B Share".

B.          Related Party Transactions
In 2016, the controlling shareholder of Njord, Njord Luxco, contributed capital of $0 million (2015: $14 million; 2014: $257 million). In 2016, TORM paid dividends of $25 million to Njord Luxco (2015: $0 million; 2014: $1 million) as part of the ordinary dividends to all shareholders.
Remuneration of our directors and executive management is disclosed in Item 6. "Directors, Senior Management and Employees—B. Compensation" and in Note 4 to our audited consolidated financial statements and notes included herein.
Mr. Boehringer is a partner and a managing director of Oaktree Capital Management (U.K.) LLP. Oaktree affiliates manage (indirectly) the Company's controlling shareholder, Njord Luxco. Oaktree has interests in numerous businesses, including business which may compete directly or indirectly with the group. Mr. Boehringer may from time to time be involved in influencing the business or strategy of such businesses.
Messrs. Janholt and Trapp were nominated as directors of TORM A/S on closing of the 2015 Restructuring by Njord Luxco in its capacity as the controlling shareholder and holder of the TORM A/S C share (and so having the ability to appoint all directors other than the TORM A/S B director) and currently serve as directors of TORM plc. However, neither of them is employed by or otherwise receives remuneration from Oaktree Capital Management or its affiliates.
In the second quarter of 2017, our Executive Director, Jacob Meldgaard, was elected to the Board of Directors of DSF. As of September 30, 2017, we had $162 million outstanding under our debt facility with DSF, which includes the new tranche of up to $81 million of additional borrowings for which we entered into an agreement with DSF in the third quarter of 2017 and which was consolidated as a new tranche into our existing debt facility with DSF.
To the best of our knowledge, there have been no other transactions with related parties during the periods required to be presented.
C.          Interest of Experts and Counsel
Not applicable.
ITEM 8.	FINANCIAL INFORMATION
A.          Consolidated Statements and other Financial Information
Please see the section of this registration statement on Form 20-F entitled Item 18 – "Financial Statements".
Legal Proceedings
We are from time to time and currently a party to various legal proceedings arising in the ordinary course of business. We seek to maintain commercial liability insurance for such cases and to the extent that we find that a specific claim is covered by insurance, we will make no reservations in our accounts except for other related cost such as deductibles payable by us under the insurance policies.
The Group is involved in some legal proceedings and disputes. It is management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations and cash flows.
Distribution Policy
Our Board of Directors may, in its sole discretion, from time to time, declare and distribute dividends in accordance with our Articles of Association and applicable law. Any decision to distribute dividends will be at the sole discretion of the Board of Directors. Dividends which are declared as interim dividends do not need to be approved by the shareholders at our annual general meeting.

Under English law, we may only pay dividends out of our accumulated, realized profits, as far as not previously utilized by distribution or capitalization, and Distributable Reserves, and provided that at the time of payment of the dividend, the amount of our net assets is not less than the total of our called-up share capital and undistributable reserves. Because we are a holding company we are only able to pay dividends from our available cash on-hand and any funds we receive from our subsidiaries, including TORM A/S. Therefore, there can be no assurance that we will pay any dividends in the future to holders of our Class A common shares, or as to the amount of any such dividends.
We intend to semi-annually distribute 25-50% of net income. The distribution policy will be periodically reviewed and considered in light of our capital structure, strategic developments, future obligations, market trends and shareholder interests. In addition to dividends, we will also consider share repurchases. Currently, we are authorized to acquire treasury A shares equivalent to a total of 10% of the Company's share capital.
In September 2016, we distributed a dividend of an aggregate amount of $25 million, or approximately $0.40 per share, to shareholders. In addition, we have repurchased our own shares for an aggregate amount of $22 million, which includes the $19 million cash consideration paid in the statutory squeeze-out transaction in connection with the Exchange Offer.
In September 2017, we distributed a dividend of an aggregate amount of approximately $1.2 million, or $0.02 per share, to shareholders. This dividend amount corresponds to approximately 42% of our net income for the six months ended June 30, 2017.
We can give no assurance that dividends will be declared and paid in the future or the amount of such dividends if declared and paid. For a discussion of certain risk factors that may affect our ability to pay dividends, see Item 3. "Key Information—A. Risk Factors". For a description of the restriction on the payment of dividends contained in our financing agreements, see Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements". For a discussion of the material tax consequences regarding the receipt of dividends we may declare, see Item 10. E. "Taxation".
B.          Significant Changes
Not applicable.
ITEM 9.	THE OFFER AND LISTING
A.          Offer and Listing Details.
Share History and Markets
Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol "TRMD A". The B share, C share and warrants are not listed for trading on an exchange. See Item 10. "Additional Information—A. Share Capital —Our Shares".
The following tables set forth the high and low prices and the average daily trading volume for TORM A/S' Danish A (before April 19, 2016) and TORM plc's Class A (after April 19, 2016) shares as reported on Nasdaq Copenhagen for the periods listed below. Share prices are presented in Danish Kroner per Danish A/Class A share.  In addition, the information below reflects the issuance of (i) 655.2 million Danish A shares, par value DKK 0.01 per share, in November 2012 in connection with the 2012 Restructuring, and (ii) 95,026,374,554 Danish A shares, par value DKK 0.01 per share, in July 2015 in connection with the 2015 Restructuring, and gives effect to the 1,500:1 reverse stock split that TORM A/S implemented with effect as of September 24, 2015.

	Nasdaq Copenhagen
	High	Low	Average Daily Trading Volume (Shares)
Fiscal year ended December 31, 2012	7,575.00	2,460.00	76
Fiscal year ended December 31, 2013	4,275.00	1,050.00	743
Fiscal year ended December 31, 2014	2,833.50	453.90	755
Fiscal year ended December 31, 2015	2,053.50	92.75	64,310
Fiscal year ended December 31, 2016	99.40	52.00	78,754

	Nasdaq Copenhagen
	High	Low	Average Daily Trading Volume (Shares)
First quarter 2015	2,053.50	547.50	6,372
Second quarter 2015	1,335.75	525.00	3,951
Third quarter 2015	836.25	94.50	133,633
Fourth quarter 2015	103.50	92.75	104,272
First quarter 2016	99.40	61.50	159,830
Second quarter 2016	89.50	60.00	67,545
Third quarter 2016	68.50	58.00	42,847
Fourth quarter 2016	63.50	52.00	49,365
First quarter 2017	72.50	62.00	66,037
Second Quarter 2017	71.00	61.50	29,391
Third Quarter 2017	69.50	62.00	32,180

	Nasdaq Copenhagen
	High	Low	Average Daily Trading Volume (Shares)

March 2017	72.00	65.50	59,368
April 2017	71.00	67.00	26,466
May 2017	69.50	64.50	33,278
June 2017	66.50	61.50	27,898
July 2017	66.00	63.50	17,206
August 2017	67.50	62.00	47,021
September 2017	69.50	63.00	30,900

Exchange Rate Information
The following table sets forth, for the periods set forth below, the high, low, average and period end Bloomberg Composite Rate (New York) expressed as DKK per $1.00. The Bloomberg Composite Rate is a "best market" calculation in which, at any point in time, the bid rate is equal to the highest bid rate of all contributing bank indications, and the ask rate is set to the lowest ask rate offered by these banks. The Bloomberg Composite Rate is a mid-value rate between the applied highest bid rate and the lowest ask rate.
	DKK per $1.00
Year	High	Low	Average(1)	Period end
Fiscal year ended December 31, 2012	6.17	5.53	5.77	5.65
Fiscal year ended December 31, 2013	5.84	5.40	5.61	5.43
Fiscal year ended December 31, 2014	6.16	5.36	5.66	6.16
Fiscal year ended December 31, 2015	7.11	6.15	6.72	6.87
Fiscal year ended December 31, 2016	7.16	6.45	6.73	7.07

Month	High	Low	Average(2)	Period end
March 2017	7.08	6.85	6.96	6.98
April 2017	7.02	6.81	6.94	6.83
May 2017	6.85	6.62	6.73	6.62
June 2017	6.68	6.50	6.62	6.51
July 2017	6.55	6.28	6.45	6.28
August 2017	6.34	6.21	6.29	6.24
September 2017	6.34	6.18	6.25	6.30
(1)	The average of the Bloomberg Composite Rates on the last business day of each month during the relevant period.
(2)	The average of the Bloomberg Composite Rates on each business day during the relevant period.
The Bloomberg Composite Rate on September 30, 2017 was DKK 6.30 per $1.00.
The above rates may differ from the actual rates used in the preparation of our audited consolidated financial statements and other financial information appearing in this registration statement. Our inclusion of these exchange rates is not meant to suggest that the Danish kroner amounts actually represent such dollar amounts or that such amounts could be or could have been converted into dollars at any particular rate, if at all. For a discussion of the impact of the exchange rate fluctuations on our financial condition and results of operations, see Item 11 "Quantitative and Qualitative Disclosures about Market Risk".
B.          Plan of Distribution
Not applicable.
C.          Markets.
Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol "TRMD A" and we have applied to list the Class A common shares for trading on Nasdaq New York under the symbol "TRMD" promptly after the effectiveness of this registration statement. There is no assurance that an active and liquid trading market for our common shares will develop or be sustained in the United States or that we will continue to meet Nasdaq New York's continued listing requirements.
D.          Selling Shareholders
Not applicable.

E.          Dilution
Not applicable.
F.          Expenses of the Issue
Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A.          Share Capital
This section summarizes our share capital and the material provisions of our Articles of Association, including the rights of the holders of our shares. The description is only a summary and does not describe everything contained in our Articles of Association, which are filed as an exhibit hereto.
Issued and Authorized Capitalization
As of September 30, 2017, our share capital consists of 62,298,846 Class A common shares, par value $0.01 per share, one Class B share, par value $0.01 per share and one Class C share, par value $0.01 per share.

At the Company's 2016 Annual General Meeting of Shareholders, the Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expire on March 14, 2021. The Board of Directors did not seek new authorities at the Company's 2017 Annual General Meeting, which took place on April 4, 2017.

Our Board of Directors may issue shares or rights relating to shares for cash free from pre-emption up to an aggregate nominal amount of $5,493,160 comprising:

(a)
up to an aggregate nominal amount of $686,142 in connection with the Exchange Offer (of which $622,988.48 nominal value was issued (62,298,846 Class A common shares, one B share and one C share) during the period ended December 31, 2016. As the Exchange Offer has been completed, no further shares will be issued under this authority;

(b)
up to an aggregate nominal amount of $1,372,283 and which can be offered in connection with any proposed initial public offering of equity securities on certain United States stock exchanges (of which none were issued during the period ended December 31, 2016, leaving a current authority to issue up to 137,228,300 Class A common shares);

(c)
up to an aggregate nominal amount of $2,596,226 in general equity issues including warrants, convertible debt and general equity with the issue being at fair value as determined by the Board of Directors (of which zero nominal value was used during the period ended December 31, 2016, leaving a current authority to issue up to 2,596,226 Class A common shares); and

(d)
up to an aggregate nominal amount of $838,509 to directors, officers or employees of the Company or any of its subsidiaries (of which $19,998 nominal value was used for the grant of restricted share units during the period ended December 31, 2016). Since the balance sheet date of December 31, 2016, a nominal value of $8,666 was used for the grant of restricted share units to directors, officers or employees of the Company or any of its subsidiaries, leaving a current authority to issue up to 809,845 Class A common shares.

Our Board of Directors was also authorized at the 2016 Annual General Meeting of Shareholders to make market purchases up to a maximum of 6,861,413 Class A common shares within a certain pricing range. We have repurchased 312,871 Class A common shares during the period ended December 31, 2016, leaving a current authority to purchase up to 6,548,542 Class A common shares or approximately 11% of our share capital excluding treasury shares.

Our Shares
Class A common shares. Each outstanding Class A common share, par value $0.01 per share, has, (i) on a poll, one (1) vote on all matters at the general meeting (other than the election or removal of the Deputy Chairman), (ii) pre-emption rights upon any new issue of equity securities (including Class A common shares) for cash (unless otherwise provided by the UK Companies Act or our Articles of Association or as disapplied by the relevant shareholders' resolution), and (iii) the right to receive dividends, as well as liquidation proceeds and other distributions, that we may declare from time to time. The Class A common shares are not redeemable, either in full or in part.
Class B share. The one outstanding Class B share, par value $0.01, is held by a trustee on behalf of our minority shareholders (the Class A common shareholders other than Njord Luxco or its affiliates) pursuant to the terms of a minority trust deed, which is filed as Exhibit 2.2 to this registration statement. The Class B share has (i) one vote at our general meetings, (ii) no pre-emptive subscription rights in relation to any issue of new shares of other classes and (iii) effectively carries no right to receive dividends, liquidation proceeds or other distributions from us. The holder of the Class B share has the right to elect one member to our Board of Directors (the Deputy Chairman) as well as appoint one Board observer. Currently, David Weinstein serves as the Class B share elected director and Jeffrey Stein is the appointed Board observer. The Class B share may not be transferred or pledged, except for a transfer to a replacement trustee or a redemption by us. The Class B share is required to be redeemed when the Class C share is redeemed. The trustee is required to exercise its rights as holder of the Class B share at the direction of such minority shareholders. Such minority shareholders are able to direct the trustee as the holder of the Class B share by responding to a directions request distributed to such minority shareholders in accordance with the terms of the minority trust deed.
Class C share. The one outstanding Class C share, par value $0.01, is held by Njord Luxco. The holder of the Class C share has 350,000,000 votes at our general meetings on specified matters, described below. Based on Njord Luxco's share ownership as of September 30, 2017, of 39,385,625 Class A common shares and the C share, Njord Luxco has 389,385,625 votes.
The Class C share votes may only be cast on resolutions in respect of the appointment or removal of directors (excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The Class C share votes may not be cast on resolutions in respect of any amendments to reserved matters, described below, (unless those reserved matters also constitute changes to our Articles of Association on which the Class C share is entitled to vote), pre-emptive rights of shareholders, rights attached to the Class B share and other minority protection rights provisions contained in our Articles of Association.
The Class C share has no pre-emption rights in relation to any issue of new shares of other classes, and effectively carries no right to receive dividends, liquidation proceeds or other distributions from us. The Class C share may not be transferred or pledged, except to an affiliate of Njord Luxco or pursuant to redemption by us. The Class C will be automatically redeemed when Njord Luxco and its affiliates cease to beneficially own at least one third of our issued Class A common shares. The voting rights attached to the Class C share have the practical effect of allowing Njord Luxco to control the Board of Directors of TORM plc and to make amendments to the Articles of Association proposed by the Board of Directors, other than amendments to the minority protections, even when Njord Luxco holds only a third of the issued Class A common shares, the votes cast by Njord Luxco would represent approximately 89.9% of the votes that may be cast on resolutions on which the Class C share may vote.
The reserved matters set forth in our Articles of Association require either the approval of a majority of our Board including our Chairman and Deputy Chairman or the approval of a resolution approved by at least 70% or 86% of the votes capable of being cast. For a description of these reserved matters, see Item. 10. "Additional Information— B. Memorandum and Articles of Association."
Our Share History
Set forth below is our share history of TORM A/S from the 2012 Restructuring through and including the date of this registration statement.
Immediately prior to the 2012 Restructuring, our share capital consisted of 72.8 million Danish A shares, par value 5.00 per share.

In connection with the 2012 Restructuring on November 5, 2012, the par value of the Danish A shares was reduced from DKK 5.00 to DKK 0.01 per share. TORM A/S' share capital amounted thereafter to DKK 0.7 million. TORM A/S' share capital was increased thereafter to DKK 7.3 million, pursuant to an issuance of 655.2 million shares, par value DKK 0.01 per share, in a private placement at a subscription price of DKK 1.79 per share.
In connection with the completion of the 2015 Restructuring, 2015, TORM A/S' share capital was increased to DKK 957,543,745.56, consisting of 95,754,374,554 Danish A shares, one B share with special administrative rights and one C share with special voting rights, each with par value DKK 0.01 per share. A total of 95,754,374,555 votes were attached to the Danish A shares and the B share, and the C share had 525,000,000,000 votes at the general meeting in respect of certain specified matters.
With effect as of September 24, 2015, TORM A/S' share capital was consolidated by consolidating every 1,500 Danish A shares into one new Danish A share with a par value of DKK 15 per share.
On January 13, 2016, 9,810 Danish A shares of DKK 15 and 1,054 fractional Danish A shares of DKK 0.01 each, which we acquired through the redemption process carried out as part of the implementation of the 1,500:1 share consolidation implemented with effect as of September 24, 2015, were cancelled.
At the closing of the Exchange Offer 62,298,846 TORM A/S A shares were tendered for exchange for one TORM plc Class A common share, par value $0.01 per share, and the TORM A/S B share and C share were each exchanged for a TORM plc Class B share and Class C share, respectively. TORM plc purchased the remaining 1,523,139 TORM A/S shares. Upon the completion of the Exchange Offer, our share capital consisted of 62,298,846 Class A common shares, par value $0.01 per share, one B share, par value $0.01, one C share, par value $0.01, and 50,000 redeemable shares of GBP 1.00 each.
In September 2016, we redeemed the 50,000 redeemable shares of GBP 1.00 each.
Treasury Shares
As of September 30, 2017, we have 312,871 treasury shares.
Warrants
As part of the 2015 Restructuring, TORM A/S' issued 7,181,578,089 Consideration Warrants each entitling the holder thereof to subscribe for one new Danish A share, par value DKK 0.01, without pre-emption rights for TORM A/S' existing shareholders. Those Consideration Warrants were consolidated on a 1,500 for one basis with effect as of September 24, 2015. On closing of the Exchange Offer, each Consideration Warrant that was assented to the Exchange Offer was exchanged for an equivalent warrant in TORM plc.  Exchanged Consideration Warrants in TORM A/S were cancelled. As a part of the Exchange Offer, the Consideration Warrants could be exchanged on a one-for-one basis for an equivalent TORM plc warrant or, if unexercised during the four weeks following the closing of the Exchange Offer, the Consideration Warrants lapsed automatically without compensation.  Each TORM plc warrant currently outstanding is convertible into one Class A common shares, par value $0.01 per share, against payment of a subscription price of DKK 96.3.The warrants can be exercised until July 13, 2020. As of September 30, 2017, there were 4,787,692 warrants outstanding.
Restricted Share Units
In accordance with our remuneration policy adopted at our General Meeting in April 2017, our Board of Directors, pursuant to a long-term incentive program, which we refer to as the LTIP, may periodically grant certain employees Restricted Share Units, or RSUs in the form of restricted stock options. The initial long-term incentive program established by TORM A/S was replaced by a similar program issued by TORM plc following the Redomiciliation and TORM plc assumed all of the rights and obligations under the LTIP. Our 2017 Management Long-Term Incentive Plan is filed herewith as Exhibit 4.7.  Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting. The RSUs are subject to a minimum of a three-year vesting period, with one third of the grant amount vesting at each anniversary date. The RSUs granted to our Executive Director are subject to a five year vesting period. Vested RSUs may be exercised at a price of DKK 93.6 per Class A common share (which exercise price was originally DKK 96.3 but subsequently adjusted due to the dividend payment in September 2016) for a period of twelve months after the vesting date in the case of RSUs granted to our Executive Director, and six months after the vesting date in the case of the other members of our Senior Management Team and other employee grantees.

Holders of RSUs do not, and will not, have rights as a shareholder with respect to such RSUs until such time as the RSUs vest and are exercised and the Class A common shares are issued. The RSU allocation is subject to the laws of England and Wales and includes certain adjustment and acceleration provisions, exercise conditions and other customary terms.
In 2016 and 2017 (through September 30, 2017), respectively, we granted a total of 2,994,009 RSUs, of which 2,611,209 are outstanding as of September 30, 2017, to our Executive Director, the other members of the Senior Management Team and certain employees pursuant to the LTIP. As of September 30, 2017, 255,345 RSUs were exercisable, 233,933 RSUs have expired worthless and no RSUs have been exercised. See Item 6. "Directors, Senior Management and Employees—B. Compensation" and "—E. Share Ownership".
Directors
Our articles of association provide that our Board of Directors shall consist of a minimum of two and a maximum of seven members elected by the shareholders at the general meeting but subject to the special voting rights attached to the Class B share and the Class C share. Our Board of Directors currently consists of five members, including the Chairman and the Deputy Chairman, and three board observers. Our articles of association provide that the members of the Board of Directors elected by the shareholders at the general meeting shall hold office for a term of two years. Retiring members of the Board of Directors are eligible for re-election.
Shareholders' Meetings
Our annual general meetings are held in accordance with our Articles of Association and the requirements of the UK Companies Act at such times and places as our Board of Directors determines. At a general meeting of shareholders of a specific class of our shares, the applicable provisions of our Articles of Association and the UK Companies Act relating to general meetings will apply with any necessary changes, including but not limited to changes to the quorum requirement.
No business may be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum does not preclude the appointment of a chairman, whose appointment is not treated as part of the business of a meeting. In respect of a general meeting, a quorum is satisfied by the presence in person or by proxy of at least two shareholders. In respect of a meeting of our Class B share or Class C share, a quorum is satisfied by the presence in person or by proxy of one shareholder of such class who owns at least one third of the issued shares of such class. In respect of a class meeting of any other class of our shares, a quorum is satisfied by the presence in person or by proxy of at least two persons entitled to vote upon the business to be transacted, each person being either a shareholder, a proxy for a shareholder or a duly authorized representative of a corporation that is a shareholder, and who own at least one third of the issued shares of such class (excluding any shares of such class held as treasury shares). In accordance with our Articles of Association and the requirements of the UK Companies Act, an ordinary resolution is approved by a simple majority of the shareholders present in person or by proxy and entitled to vote at the general meeting. Voting at a general meeting may be on a show of hands or on a poll. Either the Chairman of the meeting or any person present that is entitled to vote may demand that the vote be taken on a poll. On a show of hands such shareholder present in person or by proxy has one vote.  On a poll, each shareholder present in person or by proxy has one vote for each Class A common share or Class B share held. The Class C share may vote only on certain resolutions. Accordingly, at a general meeting at which only two persons are present and entitled to vote, the affirmative vote of both shareholders present is required to pass an ordinary resolution on a show of hands whereas at a general meeting at which three persons are present and entitled to vote, the affirmative vote of two persons is required to pass an ordinary resolution on a show of hands. This applies even if one of the persons present is Njord Luxco, or another substantial majority shareholder. Where a poll is demanded (which we anticipate will be the case for all resolutions at all meetings), each shareholder present in person or by proxy has one vote for each Class A common share or Class B share held (and if the Class C share is entitled to vote it has 350,000,000 votes).
B.          Memorandum and Articles of Association
TORM plc's corporate affairs are governed by our articles of association and by the UK Companies Act. You should be aware that the UK Companies Act differs in certain material respects from the laws generally applicable to U.S. companies incorporated in the State of Delaware. Accordingly, you may have more difficulty protecting your interests under English law in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction, such as the State of Delaware.

Purpose
Our objectives are unrestricted as there are no specific restrictions contained in our Articles of Association. However, we intend to carry out business within shipping, chartering and other transport services, to make investments, including in real property, and to carry on such other business our directors may deem incidental to the attainment of the aforementioned objectives.
UK Law Considerations
Our Articles of Association set out those rights of our shareholders and attaching to our shares and which are not, or may not be, prescribed by English law generally (including the UK Companies Act) and include the following provisions:
Dividend Rights
Subject to the provisions of English law, dividends may be paid out of assets legally available at the times and in the amounts as our Board of Directors may determine from time to time. All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid. Dividends are only payable on our Class A common shares. Any dividend unclaimed after a period of 12 years from the due date of payment of such dividend shall, if the Board of Directors so resolves, be forfeited and shall revert to us. In addition, the payment by our Board of Directors of any unclaimed dividend, interest or other sum payable on or in respect of a Class A common share into a separate account shall not constitute us as a trustee in respect thereof.
Voting Rights
There are no cumulative voting rights. None of our shareholders will be entitled to vote at any general meeting or at any separate class meeting in respect of any share unless all calls or other sums payable in respect of that share have been paid.
Pre-emptive Rights
There are no preemptive rights under our Articles of Association in respect of transfers of issued Class A common shares.
Under the UK Companies Act, "equity securities" (being (i) shares in us other than shares that with respect to dividends and capital carry a right to participate only up to a specified amount in a distribution or (ii) rights to subscribe for, or to convert securities into, such shares) proposed to be allotted for cash must be offered first to the existing equity shareholders in us in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the Articles of Association provide otherwise, in each case in accordance with the provisions of the UK Companies Act.
These statutory pre-emption rights would require us to offer new equity securities for allotment to existing shareholders on a pro rata basis before allotting them to other persons, unless shareholders disapply such rights by a special resolution at a shareholders' meeting. These pre-emption rights have been disapplied by our shareholders and we shall propose equivalent resolutions in the future once the initial period of disapplication has expired in 2021, but subject always to the restrictions in our Articles of Association.
Our Articles of Association require that:
•
issues of equity securities that are not offered first to holders of Class A common shares (other than those issued under management/equity incentive plans or at fair market value for the acquisition of a business, vessels or other assets or in connection with a merger or consolidation which does not need to be approved under our Articles of Association) must first be approved either by a majority of the Board of Directors including the Chairman and Deputy Chairman or by a resolution approved by the holders of at least 86% of the issued Class A common shares voted on that resolution;

•
issues of equity securities that are not offered first to holders of Class A common shares and that are issued at fair market value to acquire a business whose EBITDA represents more than 50% of our EBITDA or to acquire assets whose value exceeds 50% of the value of our gross assets, must first be approved either by a majority of the Board of Directors, including the Chairman, or by a resolution approved by holders of at least 70% of the issued Class A common shares voted on that resolution; and

•
all other disapplications of pre-emption rights in connection with the issue of equity securities must be approved by holders of our Class A common shares representing at least 95% of the votes cast on the relevant resolution.

In any circumstances where the pre-emption rights have not been disapplied, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such equity securities would be offered to our shareholders.
Liquidation Rights
Holders of Class A common shares are entitled to participate in any distribution of assets upon our liquidation after payment of all debts and other liabilities. A liquidator may, with the sanction of a special resolution and any other sanction required by the UK Insolvency Act 1986, divide among the members in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.
Variation of Rights
Generally, the rights or privileges attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class) be varied or abrogated by (i) the written consent of the holders of 3/4 in nominal value of the issued shares of that class or (ii) a special resolution passed at a general meeting of the shareholders of that class. However, our Articles of Association provide that any change to the rights or privileges attached to any class of shares may only be made if approved by either a majority of our Board of Directors including the Chairman and Deputy Chairman or by the holders of at least 86% of the issued Class A common shares voted on that resolution.
Capital Calls
Our Board of Directors has the authority to make calls upon the shareholders to pay any money for their shares which has not yet been paid to us. This includes the nominal value of the shares and any premium payable on those shares. Each shareholder shall pay to us as required by such notice the amount called on its shares. If a call remains unpaid after it has become due and payable, and the 14 days' notice provided by our Board of Directors has not been complied with, any share in respect of which such notice was given may be forfeited by a resolution of our Board of Directors. Our Board of Directors also has the authority to make calls on people who are entitled to shares by law.  As of the date hereof, we do not have any issued and outstanding shares that have not been fully paid up.
Transfer of Shares
Our share register is maintained by our registrar and transfer agent, Computershare. Registration in this share register is determinative of share ownership. A shareholder who holds our shares through The Depository Trust Company, or DTC, is not the holder of record of such shares. Instead, the depositary (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in our official share register, as the depositary or other nominee will remain the record holder of such shares. The directors may decline to register in our official share register a transfer of a share that is:
•	not fully paid or on which we have a lien;
•	not lodged duly stamped at our registered office or at such other place as the directors may appoint, except where uncertificated shares are transferred without a written instrument;

•
not accompanied by the certificate of the share to which it relates or such other evidence reasonably required by the directors to show the right of the transferor to make the transfer, except where a certificate has not been issued;

•	a Default Share where the holder has failed to provide the required details to us under "—Certain UK Company Considerations—Disclosure of Interests in Shares";
•	in respect of more than one class of share; or
•	in the case of a transfer to joint holders of a share, the number of joint holders to whom the share is to be transferred exceeds four.
Limitations on Ownership
Under UK law generally and our Articles of Association, there are no limitations on the right of non-residents of the United Kingdom or owners who are not citizens of the United Kingdom to hold or vote our Class A common shares.
Directors
Number
Unless and until we, in a general meeting of our shareholders, otherwise determine, the number of Directors shall not be less than two and more than seven. Directors (other than the Deputy Chairman) may be appointed by any ordinary resolution of shareholders or by the Board of Directors. However, our C share confers rights that effectively permit the holder to appoint all Directors other than the Deputy Chairman. Our B share confers rights permitting the holder to appoint the Deputy Chairman. A Director appointed by the Board of Directors holds office until the Company's second annual general meeting after his appointment and if not re-appointed at such annual general meeting the Director shall vacate office at its conclusion.
Borrowing Powers
Under our Directors' general power to manage our business, our Directors may exercise all the powers of the Company to borrow money, to indemnify and to mortgage or charge our undertaking, property, assets (present and future) and uncalled capital or parts thereof and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party. However, our Articles of Association provide that any net financial indebtedness in excess of 65% of the gross value of our vessels must be approved by the Board of Directors or shareholders as a reserved matter.
Directors' Interests and Restrictions
Our Board of Directors may, in accordance with our Articles of Association and the requirements of the UK Companies Act, authorize a matter proposed to us that would, if not authorized, involve a breach by a Director of his duty under section 175 of the UK Companies Act to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests. A Director is not required, by reason of being a director, to account to us for any remuneration or other benefit that he or she derives from a relationship involving a conflict of interest or possible conflict of interest which has been authorized by our Board of Directors.
Provided that a Director has disclosed to the Board of Directors the nature and extent of his or her material interest, that Director may be party to or interested in any arrangement with us (or any party related to us) and that Director shall not be required by reason of their office, to account to us for any benefit derived from such arrangement and no such arrangement shall be required to be avoided by us because of any such interest.
Except as provided in our Articles of Association, a Director shall not vote at a meeting of the Board of Directors on any resolution concerning a matter in which he or she has, directly or indirectly, an interest, other than (i) an interest in our shares or debentures or other securities, (ii) where permitted by the terms of any authorization of a conflict of interest or by an ordinary resolution, or (iii) in the circumstances set out in the following paragraph, and shall not be counted in the quorum at a meeting with respect to any resolution on which he or she is not entitled to vote.

A Director shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:
•
the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or her or any other person at the request of or for the benefit of us or any of our subsidiary undertakings;

•
the giving of any guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiary undertakings for which he or she has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•
any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiary undertakings for subscription or purchase or exchange in which offer he or she is or will be interested as a participant in the underwriting or sub-underwriting of such offer;

•
any proposal concerning any other company in which he or she is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he or she (together with persons connected with him or her) does not to his or her knowledge hold an interest in shares representing one percent or more of the issued shares of any class of such company (or of any third company through which his or her interest is derived) or of the voting rights available to shareholders of the relevant company;

•
any proposal concerning the adoption, modification or operation of a pension, superannuation fund or retirement, death or disability benefits scheme or an employees' share scheme under which he or she may benefit and which relates to our employees and/or directors and does not accord to such Director any privilege or benefit not generally accorded to the persons to whom such scheme relates;

•	any proposal under which he or she may benefit concerning the giving of indemnities to our Directors or other officers which the Directors are empowered to give under our Articles of Association;
•
any proposal under which he or she may benefit concerning the purchase, funding and/or maintenance of insurance for any of our directors or other officers that the directors are empowered to purchase, fund or maintain under our articles of association; and

•	any proposal under which he or she may benefit concerning the provision to directors of funds to meet expenditures in defending proceedings.
Where proposals are under consideration to appoint two or more Directors to offices or employments with us or with any company in which we are interested or to fix or vary the terms of such appointments, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not prohibited from voting as noted above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his or her own appointment.
If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his or her agreeing voluntarily to abstain from voting, such question shall be referred to the Chairman of the meeting (or, where the interest concerns the Chairman, to the Deputy Chairman of the meeting), and his or her ruling in relation to any Director shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been disclosed fairly.
Remuneration
Each of the Directors may (in addition to any amounts payable as described below or under any other provision of our Articles of Association) be paid out of our funds such fees as the Directors may from time to time determine but subject to a maximum annual aggregate amount of $1,500,000.

Any Director who is appointed to hold any employment or executive office with us or who, at our request, goes or resides abroad for any of our purposes or who otherwise performs services that in the opinion of the Directors are outside the scope of his or her ordinary duties may be paid such additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors (or any duly authorized committee of the Directors) may determine either in addition to or in lieu of any other remuneration.
Each Director may be paid his or her reasonable traveling expenses (including hotel and incidental expenses) of attending and returning from meetings of the directors or committees of the directors or general meetings or any separate meeting of the holders of any class of our shares or any other meeting that as a director he or she is entitled to attend and shall be paid all expenses properly and reasonably incurred by him or her in the conduct of our Company's business or in the discharge of his or her duties as a director.
Pensions and Other Benefits
The Directors may exercise all of the powers of the Company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any Director or former Director, or any person who is or was at any time employed by, or held an executive or other office or place of profit in, us or any entity that is or has been a subsidiary of ours or a predecessor of our business or of any such subsidiary and for the families and persons who are or was a dependent of any such persons and for the purpose of providing any such benefits contribute to any scheme trust or fund or pay any premiums.
Appointment and Retirement of Directors
The Directors have power to appoint any person who is willing to act to be a Director, either to fill a casual vacancy or as an additional Director so long as the total number of directors shall not exceed seven. Any Director so appointed shall retire from office at our annual general meeting following such appointment. Any Director so retiring shall be eligible for re-election.
We may by ordinary resolution (but subject to the special voting powers of our B share and our C Share) elect any person who is willing to act as a Director either to fill a vacancy or as an addition to the existing Directors or to replace a Director removed from office under our Articles of Association so long as the total number of Directors does not at any time exceed seven (disregarding alternate directors).
Each Director shall retire and shall (unless his or her terms of appointment with us specify otherwise) be eligible for re-election at the second annual general meeting (or such earlier annual general meeting as may be specified for this purpose in his terms of appointment with us) following his last appointment, election or re-election at any general meeting of our shareholders.
At the meeting at which a Director retires under any provision of our Articles of Association (but subject to the special voting powers attached to our B share and our C share), we may by ordinary resolution fill the vacated office by appointing a person to it, and in default the retiring Director shall be deemed to have been re-appointed except where:
(i)	that Director has given notice to us that he or she is unwilling to be elected; or
(ii)	at such meeting, it is expressly resolved not to fill such vacated office or a resolution for the reappointment of such Director shall have been put to the meeting and not passed.
In the event of the vacancy not being filled at such meeting, it may be filled by the Directors as a vacancy as described above.
The retirement of a Director shall not have effect until the conclusion of the relevant meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and not passed and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without break.

Indemnity of Directors
Under our Articles of Association, and subject to the provisions of the UK Companies Act, each of our Directors is entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by such Director or officer in the execution and discharge of his or her duties or in relation to those duties. The UK Companies Act renders void an indemnity for a Director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, as described in the table below under the heading "Indemnification of Directors and Officers".
Shareholders' Meetings
Each year, we will hold an annual general meeting of our shareholders in addition to any other meetings in that year, and will specify the meeting as such in the notice convening it. The annual general meeting will be held at such time and place as the directors may appoint. The arrangements for the calling of general meetings are described in the table below under the heading "Shareholder Meetings and Voting Rights." No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman, which appointment shall not be treated as part of the business of a meeting. Two persons present and entitled to vote upon the business to be transacted, each being either a shareholder or a proxy for a shareholder or a duly authorized representative of a corporation which is a shareholder shall be a quorum for all purposes.
Governing Law and Jurisdiction
The rights of our shareholders and any issues arising out of our Articles of Association will generally be governed by English law, and the English courts shall have exclusive jurisdiction with respect to any suits brought by shareholders (in their capacity as such) against us or our directors. For shareholders who hold our shares through DTC, your rights will also be governed by the rules and procedures of DTC and the terms of the relationship between you and the bank, broker or other financial institution through which you hold your interest.
Reserved Matters
Our Articles of Association contain provisions such that certain corporate actions by members of our group require either the approval of a majority of our Board of Directors including the Deputy Chairman or the affirmative vote of the holders of at least either 70% or 86% of our issued Class A common shares cast on the relevant resolution. Those matters are set out in article 131 of our Articles of Association and include:
Majority of Board of Directors including Deputy Chairman or 86% approval
•
transactions between us and any Director or substantial shareholder (being a holder of one third or more of our issued Class A common shares) or affiliate of a substantial shareholder having a value in excess of $1 million;

•	non-arm's length transactions having a value in excess of $1 million;
•	any change in class rights of any share class or certain of the articles;
•
any purchase or redemption of shares (other than our B share and C share) not offered proportionately to all holders of Class A common shares or not made in connection with a consolidation of shares to remove fractional entitlements to shares;

•	a material change in our business;
•	our liquidation, dissolution or winding up;
•	certain non-pre-emptive issues as referred to above under "Certain UK Company Considerations—Preemptive Rights";

•	any grant of registration rights unless to all A shareholders or subordinate to existing registration rights.
Majority of Board of Directors including Deputy Chairman or 70% approval
•	sale or demerger of assets in any one year exceeding 35% of our gross assets;
•	borrowings or other financial indebtedness where our net consolidated financial indebtedness exceeds 65% of the gross value of our vessels;
•
mergers or consolidations where the gross value of the assets or EBITDA of the merged or consolidated entity pre-merger/consolidation multiplied by our percentage ownership of the merged/consolidated entity exceeds 50% of our gross asset value or EBITDA;

•	certain issues of equity securities increasing the issued Class A common shares by more than one third;
•	certain non-pre-emptive issues referred to under "Certain UK Company Considerations—Preemptive Rights" above.
Those reserved matter restrictions will automatically cease when our C share is redeemed.
Purchase of Own Shares
Under English law, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase. We may purchase our own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of our common shares before the purchase takes place. However, any purchase of our own Class A common shares which is not offered proportionately to holders of Class A common shares or which is not made to purchase fractions of shares arising on share consolidations must first be approved either by a majority of our Board of Directors including the Chairman and Deputy Chairman or by the holders of at least 86% of our Class A common shares voted on the relevant resolution.
Any authority to purchase our own shares off market will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.
A share buy-back by us of our shares may give rise to UK stamp duty currently at the rate of 0.5% of the amount or value of the consideration payable by us (rounded up to the nearest £5);any such stamp duty will be paid by us.
Disclosure of Interest in Shares
Pursuant to Part 22 of the UK Companies Act and our Articles of Association, we are empowered by notice in writing to require any person whom we know to be, or have reasonable cause to believe to be, interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us the details of that person's interest and (so far as is within such person's knowledge) details of any other interest that subsists or subsisted in those shares. If a person defaults in supplying us with the required details in relation to the shares in question, or Default Shares, a court may order, or we may direct, that in respect of the Default Shares:
•	the relevant member shall not be entitled to vote or exercise any other right conferred by membership in relation to general meetings; and/or
•
(a) any dividend or other money payable in respect of the Default Shares shall be retained by us without liability to pay interest, and/or (b) no transfers by the relevant person of shares other than approved transfers may be registered (unless such transfer is approved in accordance with the terms of our articles of association or such person is not in default and the transfer does not relate to Default Shares).

City Code on Takeovers and Mergers
As a UK public company with our place of central management and control in the United Kingdom, we are subject to the UK City Code on Takeovers and Mergers, or the City Code, which is issued and administered by the UK Panel on Takeovers and Mergers, or the Panel. The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:
(a)
acquires an interest in shares which, when taken together with shares in which he or persons acting in concert with him are interested, carry 30% or more of the voting rights exercisable at our general meetings; or

(b)
who, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30% and not more than 50% of our voting rights, acquires additional interests in shares which increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, would be required (unless the Panel grants a waiver from the requirement to make a general offer under Rule 9 of the City Code) except with the consent of the Panel) to make a cash offer for all of our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.
Squeeze-Out and Sell-Out Rules
Under the UK Companies Act, an offeror in respect of a takeover offer for the Company has the right to buy out minority shareholders where he has acquired (or unconditionally contracted to acquire) 90 percent in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares. The notice to acquire shares from minority shareholders must be sent within three months of the last day on which the offer can be accepted. The squeeze-out of minority shareholders can be completed at the end of six weeks from the date the notice has been given.
In addition, where there has been a takeover offer for the Company, minority shareholders can require the offeror to purchase the remaining shares provided that, at any time before the end of the period within which the offer can be accepted, the offeror has acquired (or contracted to acquire) at least 90% in value of all voting shares in the Company, which carry not less than 90% of the voting rights. A minority shareholder can exercise this right at any time until three months after the period within which the offer can be accepted. An offeror must give the remaining shareholders notice of their rights within one month from the end of the period in which the offer can be accepted.

The following table provides a comparison between the statutory provisions of the UK Companies Act and the Delaware General Corporation Law relating to shareholders' rights.
England and Wales	Delaware
Shareholder Meetings and Voting Rights
Under the UK Companies Act, a general meeting of the shareholders of a public limited company may be called by:

• the directors; or

• shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings.

Under the UK Companies Act, 21 clear days' notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company's articles of association providing for a longer period, at least 14 clear days' notice is required for any other general meeting. In addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days' notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders' consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under the UK Companies Act, a public limited company must hold an annual general meeting in each six-month period following the company's annual accounting reference date.

Shareholder meetings may be held at such times and places as designated in the certificate of incorporation or the Bye-Laws, or if not so designated, as determined by the Board of Directors.

Special meetings of the shareholders may be called by the Board of Directors or by such person or persons as may be authorized by the certificate of incorporation or by the Bye-Laws, or if not so designated, as determined by the Board of Directors..

Written notice shall be given not less than 10 nor more than 60 days before the meeting. Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder meetings may be held within or without the State of Delaware.

Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company's articles of association, shareholders shall vote on all resolutions on a show of hands. Under the UK Companies Act, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company's articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the shareholders present (in person or by proxy) and voting at a meeting. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the votes cast by shareholders present (in person or by proxy) and entitled to vote at the meeting. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting.

Under the UK Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

The UK Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

• the approval at a shareholders' or creditors' meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

• the approval of the court.

Transactions with Significant Shareholders
Under English law, shareholder approval is required for substantial transactions between companies and any director (or person connected with a director) but not with shareholders.
Subject to certain exceptions and conditions, a corporation may not enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder without prior approval from shareholders holding at least 66 2/3% of the corporation's outstanding voting stock which is not owned by such interested shareholder.

Dissenters' Rights of Appraisal
Generally, under English law, shareholders of a company do not have statutory appraisal rights. In the event that we merge with another EU company under the European Communities (Cross-Border Mergers) Regulations 2008 (Cross Border Regulations), (I) any of our shareholders who voted against the special resolution approving the merger or (2) if 90% of our shares are held by the successor company, any other of our shareholders, may be entitled to require that the successor company acquire its shares for cash. In the event of a takeover of our company by a third party in accordance with the UK Companies Acts where the holders of 90% or more in value of a class of our shares (excluding any shares already beneficially owned by the bidder) have accepted an offer for their shares, the remaining shareholders in that class may be statutorily required to transfer their shares, unless, within one month, the nontendering shareholders can obtain an English court order otherwise providing. If the bidder does not exercise this "squeeze-out" right, the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms as the original offer, or such other terms as the bidder and the non-tendering shareholders may agree or on such terms as an English court, on application of the bidder or non-tendering shareholder, may order.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

Shareholders' Suits
Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company's internal management. Notwithstanding this general position, the UK Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director's negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company's affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter developed upon such shareholder by operation of law.

Indemnification of Directors and Officers
Under the UK Companies Act, any provision (whether contained in a company's articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the UK Companies Act, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a "qualifying third party indemnity" (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he is successful in defending the claim or criminal proceedings); and (c) provide a "qualifying pension scheme indemnity" (being an indemnity against liability incurred in connection with the company's activities as trustee of an occupational pension plan).

A corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

Directors
Under the UK Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in the company's articles of association.	The Board of Directors must consist of at least one member.
Under the UK Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days' notice of the resolution is given to the company and its shareholders and certain other procedural requirements under the UK Companies Act are followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).

Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Under English law, the procedure by which directors (other than a company's initial directors) are appointed is generally set out in a company's articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Inspection of Books and Records
Under the UK Companies Act, shareholders have rights including the right to:

• inspect and obtain copies (for a fee) of the minutes of all general meetings of the company and all resolutions of members passed other than at a general meeting;

• inspect copies of the register of members, register of directors, register of secretaries and other statutory registers maintained by the company;

• receive copies of the company's annual report and accounts for each financial year;

• receive notices of general meetings of the company.

A company's articles of association must be registered at Companies House and are therefore open to public inspection.

Shareholders do not have any right to inspect board minutes of the company.

 Under Delaware law, any stockholders, in person or by attorney or other agent, does, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from:

(i)   the corporation's stock ledger, a list of its stockholders, and its other books and records; and

(ii)   a subsidiary's books and records, to the extent that:

(a)    the corporation has actual possession and control of such records of such subsidiary; or

(b)    the corporation could obtain such records through the exercise of control over such subsidiary, provided that as of the date of the making of the demand:

(1)   the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and

(2)   the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.

Under Delaware law, any stockholder, in person or by attorney or other agent, does, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from:

Duties of Directors
Under English law, a director owes various statutory and fiduciary duties to the company, including:

• to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

• to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company:

• to act in accordance with the company's constitution and only exercise his powers for the purposes for which they are conferred;

• to exercise independent judgment;

• to exercise reasonable care, skill and diligence;

• not to accept benefits from a third party conferred by reason of his being a director or doing (or not doing) anything as a director; and

• a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

The business and affairs of a corporation are managed by or under the direction of its Board of Directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

Proxy
Under the UK Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.
Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Issues of New Shares
Under the UK Companies Act, the board of directors may issue new shares in the company, provided that they are authorized to do so either by (i) a provision of the company's articles of association, or (ii) a resolution of the company's shareholders.

Any authorization provided to the directors must specify (a) the maximum amount of shares which may be allotted under it, and (b) the expiry date of the authorization, which must not be more than five years following the date of incorporation of the company or the date of passing of the relevant authorizing resolution, as applicable.

Under Delaware law, the directors may, at any time and from time to time, if all of the shares of capital stock which the corporation is authorized by its certificate of incorporation to issue have not been issued, subscribed for, or otherwise committed to be issued, issue or take subscriptions for additional shares of its capital stock up to the amount authorized in its certificate of incorporation.

Preemptive Rights
Under the UK Companies Act, equity securities proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the UK Companies Act.

Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation or any amendment thereto, or in the resolution or resolutions providing for the issue of such shares adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation, a stockholder does not, by operation of law, possess pre-emptive rights to subscribe to additional issuances of the corporation's capital stock.

Bonus Issue of Shares
Under the UK Companies Act, if a company's articles of association permit a bonus issue of shares, the board of directors may be authorized to capitalize certain reserves or profits and use those to issue bonus shares in accordance with the terms of the articles of association and the provisions of the UK Companies Act.
Under Delaware law, by resolution of the board of directors, dividends may be paid in shares of the corporation's capital stock.

Distribution and Dividends
Under English law, dividends and distributions may only be made from distributable profits. "Distributable profits" generally means accumulated realized profits, so far as not previously utilized by distribution or capitalization, less accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital, duly made. This would include reserves created by way of a court-approved reduction of capital.

In the case of a public limited company, additional rules relating to capital maintenance requirements are applicable and, accordingly, a public company can only make a distribution (a) if, at the time that the distribution is made, the amount of its net assets is not less than the total of its called up share capital and undistributable reserves, and (b) if, and to the extent that, the distribution itself , at the time it is made, does not reduce the amount of net assets to less than that total.

Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, directors may declare and pay dividends upon the shares of its capital stock either (i) out of its surplus or (ii) if the corporation does not have surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The excess, if any, at any given time, of the net assets of the corporation over the amount so determined to be capital is surplus. Net assets means the amount by which total assets exceed total liabilities.

Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

Undistributable reserves include the share premium account, the capital redemption reserve, the amount by which the company's unrealized uncapitalized profits exceed its unrealized losses not written off, or any other reserve that the company is prohibited from distributing either by statute or by its constitutional documents.
The determination as to whether or not the company has sufficient distributable profits to fund a dividend or distribution must be made by reference to the "relevant accounts" of the company. Relevant accounts are always individual (not group) accounts and may be any of the following: (i) the company's most recent annual accounts, (ii) specifically prepared interim accounts, or (iii) specifically prepared initial accounts.

Irrespective of the accounts used to justify the dividend or distribution, they must enable reasonable judgment to be made of the company's profits, losses, assets and liabilities, include appropriate provisions, and include details of the company's share capital and reserves (including undistributable reserves).

The process for declaring and paying dividends is usually set out in a company's articles of association. Typically these will provide that (a) final dividends are declared by shareholders following a recommendation from the board of directors (often at the company's annual general meeting), and (b) interim dividends can be decided solely by the board of directors.

Dividends may be declared and paid in the form of cash, property, stock or other non-cash assets and may be paid in dollars or any other currency.

Repurchases and Redemptions of Shares
Under English law, a company is free to purchase its own shares, unless its articles of association expressly prohibit or limit share buybacks. A company's articles may also provide that repurchased shares are either cancelled or held as treasury shares.

A share repurchase can be funded either out of distributable profits or from the proceeds of a fresh issue of shares made for the purpose of financing the buyback. Public companies are not permitted to purchase their own shares out of capital.

Any repurchase of a company's shares will require shareholder approval. For an "off-market" purchase, the relevant buyback contract must be approved by shareholders either (i) before it was entered into, or (ii) after it was entered into, but provided that no shares may be purchased under the contract until it has been approved (by way of a special resolution). For a "market" purchase, the repurchase must be approved by an ordinary resolution of the shareholders (unless the company's articles require a higher percentage), and it is common for listed companies to seek an annual authority from shareholders to repurchase shares at their annual general meeting.

Under Delaware law, any stock of any class or series may be made subject to redemption by the corporation at its option or at the option of the holders of such stock or upon the happening of a specified event; provided however, that immediately following any such redemption the corporation must have outstanding one or more shares of one or more classes or series of shares, which share, or shares together, have full voting powers.

Any stock which may be made redeemable may be redeemed for cash, property or rights, including securities of the same or another corporation, at such time or times, price or prices, or rate or rates, and with such adjustments, as stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

Every corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation may (i) purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation other than a non-stock corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced (ii) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation; or (iii) redeem any of its shares, unless their redemption is authorized by Delaware law and then only in accordance with its certificate of incorporation.

A public limited company has the authority to issue redeemable shares provided that this is permitted by its articles of association (and the articles can be amended by way of special resolution if necessary for these purposes). Shares which are capable of being redeemed must be issued as redeemable shares from the outset and, accordingly, a company cannot amend the terms attaching to a non-redeemable class of shares to make them redeemable. Under the UK Companies Act, a company which has issued redeemable shares must ensure that it has at least one non-redeemable share in issue and, in the case of a public limited company, that the redemption does not reduce the share capital of the company below the statutory minimum (£50,000, of which one-quarter must be fully paid up) unless the company intends to re-register as a private limited company.

Listing
Our Class A common shares are listed on Nasdaq Copenhagen under the symbol "TRMD A". We have applied to list our currently outstanding Class A common shares, registered hereby, for trading on Nasdaq New York under the symbol "TRMD" promptly after the effectiveness of this registration statement.
Transfer Agent
The transfer agent for our Class A common shares is Computershare Trust Company, N.A.

C.          Material Contracts
Registration Rights Agreement
On the Restructuring Completion Date, TORM A/S and the Investors (as defined therein) entered into the Registration Rights Agreement under which any party nominated by an Investor to receive any or all of such Investors' entitlements to Consideration Warrants or Danish A shares that were issued in connection with the 2015 Restructuring, each a Designated Recipient, that would be unable to resell its Danish A shares or the shares underlying such Consideration Warrants without restriction under the Securities Act, may request registration and piggyback rights as described below. At the closing of the Exchange Offer, we entered into a replacement Registration Rights Agreement, dated April 14, 2016, equivalent to the original Registration Rights Agreement and in favor of the parties thereto.
The Registration Rights Agreement, as amended and restated, provides that at any time beginning on the date falling six months following an initial firm commitment underwritten public offering in the U.S., pursuant to an effective registration statement filed under the Securities Act, holders of at least 10% or more in the aggregate of certain Class A common shares, or the Registrable Securities, who are parties to the Registration Rights Agreement, have the right to request that we prepare, file and maintain a registration statement under the Securities Act to register offers and sales of the holders' Registrable Securities, subject to certain conditions.
If we file a registration statement for the offer and sale of any of our Class A common shares under the Securities Act, we are required to offer to the Participating Lenders and their Designated Recipients the option for their shares to be registered (in connection with offers and sales of such shares) in conjunction with an offering being registered by us. The Registration Rights Agreement provides that, to the extent permitted under English law, we must indemnify and hold harmless the Participating Lenders, their Designated Recipients, and their officers, directors, managers, members, partners, shareholders and affiliates, or an underwriter, broker, or any other person acting on their behalf, against all losses, claims or expenses, including any legal expenses, under applicable U.S. securities laws if such loss, claim or expense arise out of or are based on any untrue or alleged untrue material fact included or omitted in a registration statement, prospectus or other related documents, or the Company having breached or allegedly breached applicable U.S. securities laws in connection with any such registration, qualification or compliance.
Participating Lenders or their Designated Recipients may, upon request, be subject to certain lock-up obligations in case of an initial firm commitment underwritten public offering of U.S. listed securities on a U.S. market (that meets certain conditions set forth in the Registration Rights Agreement) pursuant to an effective registration statement filed under the Securities Act or a registered underwritten U.S. offering if their shareholding exceeds a predefined threshold. The Registration Rights Agreement is governed by the laws of New York state in the United States, and subject to the jurisdiction of the courts of New York state in the United States.
Attached as exhibits to this registration statement are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this registration statement. Other than as set forth above, we have not entered into any material contracts outside the ordinary course of business other than those described in Item 4. "Information on the Company" and in Item 5. "Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements" or elsewhere in this registration statement, which are incorporated herein by reference.
D          Exchange Controls
Under U.K. law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.          Taxation
U.S. Federal Income Tax Considerations
The following are the material U.S. federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership and disposition of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares relevant to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the U.S. dollar, investors that are or own our common shares through partnerships or other pass-through entities, investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, persons that will hold the common shares as part of a hedging transaction, "straddle" or "conversion transaction," persons who are deemed to sell the common shares under constructive sale rules and persons who are liable for the alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as in effect or in existence on the date of this registration statement, and all of which are subject to change, possibly with retroactive effect. This discussion does not address any aspect of state, local, or any U.S. federal tax considerations other than income taxation, such as estate or gift taxation or unearned income Medicare contribution taxation. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein. Unless otherwise noted, references in the following discussion to the "Company," "we," "our," and "us" are to TORM plc and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of the Company
Taxation of Operating Income: In General
We anticipate that substantially all of our gross income will be derived from the use and operation of vessels in international commerce, and that this income will principally consist of freights from the transportation of cargoes, hire or lease income from voyage or time charters and the performance of services directly related thereto, which we refer to as "shipping income". Unless exempt from U.S. federal income taxation under Section 883 of the Code, under Article 8 of the U.S.-United Kingdom Income Tax Treaty or under Article 8 of the U.S.-Denmark Income Tax Treaty, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is considered for U.S. federal income tax purposes to be derived from sources within the United States.
Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered for U.S. federal income tax purposes to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We are not permitted by law to engage in transportation that gives rise to 100% U.S. source shipping income.
Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.
We do not believe that we or our subsidiaries will qualify for exemption from tax under Section 883 after this registration statement is declared effective, although we and our subsidiaries may qualify in the future if there is a change in our capital structure. See below for a discussion of the requirements for qualification under Section 883.

We and/or one or more of our subsidiaries (collectively referred to as "we" for purposes of this paragraph) may qualify for exemption from tax under the terms of the U.S.-UK Income Tax Treaty or U.S.-Denmark Income Tax Treaty. Whether we so qualify depends, among other things, on whether we satisfy the Limitation on Benefits article of the applicable U.S. income tax treaty. In particular, we would generally satisfy the Limitation on Benefits article if we can establish that we are engaged in the active conduct of a trade or business in the UK or Denmark, whichever is applicable, our U.S. source shipping income is derived in connection with, or is incidental to, such trade or business, and such trade or business activity in the applicable treaty jurisdiction is substantial in relation to our trade or business activity in the United States. Additionally, we may also be able to satisfy the Limitation on Benefits article of the U.S.-Denmark Income Tax Treaty if we can establish that our principal class of shares is regularly traded on a recognized stock exchange, such as Nasdaq Copenhagen. For this purpose, our Class A Common Shares would generally be considered our primary class of shares if the Class A Common Shares represents more than 50% of the voting power and value of the company. Additionally for this purpose, our Class A Common Shares would be treated as regularly traded if the Class A Common Shares are traded in more than de minimis quantities each quarter and the aggregate number of Class A Common Shares traded during the prior taxable year are at least 6% of the average number of Class A Common Shares during such prior taxable year. Given the legal and factual uncertainties in making the foregoing determination, there can be no assurance that we will qualify for exemption from tax under a U.S. income tax treaty, or that the IRS or a court of law will agree with our determination in this regard.
Exemption Under Section 883 of the Code
Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, or "Section 883," we and each of our subsidiaries that derives U.S. source shipping income will qualify for exemption from U.S. federal income tax under Section 883 in respect of such shipping income if, in relevant part:
•
we and each such subsidiary is organized in a "qualified foreign country" which, as defined, is a foreign country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as the "country of organization requirement"; and

•
more than 50% of the value of our stock is owned actually or constructively under specified attribution rules, by "qualified shareholders" (which as defined includes, among other things, individuals who are "residents" of qualified foreign countries and corporations that are organized in qualified foreign countries and meet the Publicly-Traded Test discussed immediately below), which we refer to as the "50% Ownership Test," or

•
our stock is "primarily" and "regularly" traded on an "established securities market" in our country of organization, in another country that grants an "equivalent exemption" to U.S. corporations, or in the United States, which we refer to as the "Publicly-Traded Test".

Since the IRS has recognized the United Kingdom, our country of incorporation, and each of the countries of incorporation of our subsidiaries, including Denmark, as a qualified foreign country in respect of the shipping income for which exemption is being claimed under Section 883, we and each of our subsidiaries satisfy the country of organization requirement. Therefore, we and each of our subsidiaries will be exempt from U.S. federal income tax with respect to our U.S. source shipping income if we and each of our subsidiaries satisfy either the "50% Ownership Test" or the "Publicly-Traded Test" and certain substantiation and reporting requirements are met. We do not anticipate satisfying the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.
The Treasury Regulations provide, in pertinent part, that a class of stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country (such as Nasdaq Copenhagen) if the exchange is designated under a Limitations on Benefits article in a United States income tax treaty and if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such class that are traded during that taxable year on established securities markets in any other single country.

The Treasury Regulations provide further that stock of a foreign corporation will be considered to be "regularly traded" on an established securities market only if: (i) stock of the corporation that, in the aggregate, represents more than 50% of the stock of the corporation, by voting power and value, is listed on such established securities market, (ii) such stock is traded on such established securities market, other than in de minimis quantities, on at least 60 days during the taxable year, and (iii) the aggregate number of shares of such stock traded on such established securities market is at least 10% of the average number of shares of such stock outstanding during such taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied with respect to a class of stock that is traded on an established securities market in the United States if such stock is regularly quoted by dealers making a market in such stock. We do not anticipate satisfying the requirement that our stock be "regularly traded" on an established securities market under the foregoing rules and, as a result, we do not anticipate satisfying the Publicly-Traded Test.
Even if our stock were "regularly traded" on an established securities market under the foregoing rules, the Treasury Regulations provide, in pertinent part, that a class of stock of a foreign corporation will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, within the meaning of the Treasury Regulations, on more than half the days during such taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which persons we refer to as "5% shareholders" and rule as the "5% override rule".
For purposes of identifying our 5% shareholders, we are permitted to rely on Schedule 13G and Schedule 13D filings with the SEC.
In the event the 5% override rule were triggered with respect to any class of stock for any taxable year, the Treasury Regulations provide that the 5% override rule will nevertheless not apply to such class of stock for such taxable year if the foreign corporation can establish that among the closely-held group of 5% shareholders, which we refer to as the "5% closely-held group," there are sufficient 5% shareholders that are considered to be qualified shareholders (for purposes of Section 883) to preclude non-qualified 5% shareholders in the 5% closely-held group from owning 50% or more of the total value of the shares of such class for more than half the number of days during such taxable year. In order to establish this, a sufficient number of 5% shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Currently, OCM Njord Holdings S.a.r.l. through its wholly-owned subsidiary, Njord Luxco, owns approximately 63.5% of our Class A Common Shares. As such, we expect the 5% override rule to be triggered and that we would not be able to rely on Section 883 for exemption from United States federal income taxation on our U.S. source shipping income. Therefore, if we cannot qualify for benefits under an applicable U.S. income tax treaty, we would be subject to United States taxation on our U.S. source shipping income.
U.S. Federal Income Taxation in the Absence of Section 883 or Treaty Exemption
4% Gross Basis Tax Regime. To the extent the benefits of Section 883 or an applicable U.S. income tax treaty are unavailable, our U.S. source shipping income which is not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, would be subject to a 4% U.S. federal income tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income should never exceed 2% under the 4% gross basis tax regime.
Net Basis and Branch Tax Regimes. To the extent the benefits of Section 883 or an applicable U.S. income tax treaty are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal income tax currently imposed at graduated corporate rates of up to 35%. In addition, we may be subject to the U.S. branch profits tax, at a rate of 30% or such lower rate as may be provided by an applicable U.S. income tax treaty, on earnings "effectively connected" with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of their U.S. trade or business.

Our U.S. source shipping income will be considered "effectively connected" with the conduct of a U.S. trade or business only if:
•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•
substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, substantially all of our U.S. source shipping income be attributable to regularly scheduled transportation. Based on the foregoing and on the expected mode of our shipping operations, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.
U.S. Taxation of Gain on Sale of Vessels.
Regardless of whether we qualify for exemption under Section 883 of the Code or the applicable U.S. income tax treaty, we do not expect to be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of our common shares that is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person.
If a partnership holds our common shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your own tax advisor.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.
Dividends paid with respect to our common shares to a U.S. Holder that is an individual, trust or estate, which we refer to as a "U.S. Individual Holder," may be eligible for preferential U.S. federal income tax rates provided that (1) we are a "qualified foreign corporation," (2) the U.S. Individual Holder has owned our common shares for more than 60 days during the 121-day period beginning 60 days before the date on which our common shares become ex-dividend, (3) we are not a passive foreign investment company for the taxable year of the dividend or the immediately preceding taxable year (which we do not believe we are, have been or will be), and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

We will be treated as a "qualified foreign corporation" if we qualify for benefits of a comprehensive income tax treaty to which the United States is a party, such as the U.S.-UK Income Tax Treaty or the U.S.-Denmark Income Tax Treaty, or if our common shares are readily tradable on an established securities market in the United States. Prior to the effectiveness of this registration statement, we believe we qualify for the benefits of the U.S.-UK Income Tax Treaty or the U.S.-Denmark Income Tax Treaty, both of which are comprehensive income tax treaties. After the effectiveness of this registration statement, our common shares will qualify as readily tradable on an established securities market in the United States because they will be listed on Nasdaq New York. Therefore, we believe that any dividends paid by us to a U.S. Individual Holder on our common shares should be eligible for these preferential rates. However, certain limitations may apply to any "extraordinary dividends" (generally, a dividend with respect to a common share that is equal to or exceeds 10% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) or dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in such common share) paid by us. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.
Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid on our common shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income", for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
Sale, Exchange or other Disposition of Our Common Shares
Subject to the discussion of passive foreign investment company status below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in the common shares. A U.S. Holder's adjusted tax basis in its common shares generally will be the U.S. Holder's purchase price for the common shares, reduced (but not below zero) by the amount of any distribution on such common shares that was treated as a nontaxable return of capital to such U.S. Holder. Such gain or loss will be capital gain or loss and will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Status and Significant U.S. Federal Income Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or "PFIC", for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. shareholder in such foreign corporation if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:
•
at least 75% of the corporation's gross income for such taxable year consists of passive income (for example, dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income, which we refer to as "passive assets."
For purposes of determining whether we are a PFIC, cash will be treated as an asset held for the production of passive income. Income earned or deemed earned by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless we are treated under specific rules as deriving the rental income in the active conduct of a rental business. Also, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the assets and as receiving directly our proportionate share of the income of any corporation in which we own at least 25% by value of the stock of such corporation.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of us and our subsidiaries should constitute active income from the performance of services rather than passive, rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We anticipate that substantially all of our gross income will be derived from time and voyage charters and the performance of services directly related thereto and that substantially all of the vessels in our fleet will be engaged in such activities.
We believe there is substantial legal authority supporting our position consisting of the Code, legislative history, case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is no direct legal authority under the PFIC rules addressing our specific method of operation, and there is authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature or extent of our operations, or the composition of our income or assets, will not change and that we will not become a PFIC in the future.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below.
If we were to be treated as a PFIC for any taxable year, a U.S. Holder would also be subject to special U.S. federal income tax rules in respect of such U.S. Holder's indirect interest in any of our subsidiaries that are also treated as PFICs. Such a U.S. Holder would be permitted to make a QEF election in respect of any such subsidiary, so long as we timely provide the information necessary for such election, which we currently intend to do in such circumstances, but such a U.S. Holder would not be permitted to make a mark-to-market election in respect of such U.S. Holder's indirect interest in any such subsidiary. In addition, if we were to be treated as a PFIC for any taxable year and a U.S. Holder actually or constructively own common shares that exceed certain thresholds, a U.S. Holder would be required to file a Form 8621 with its U.S. federal income tax return for that year with respect to such Holder's common shares. Substantial penalties apply to any failure to timely file Form 8621, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Also, in the event that a U.S. Holder is required to file Form 8621 and does not do so, the statute of limitations on the assessment and collection of U.S. federal income taxes for such person for the related tax year may not close until three years after the date that the Form 8621 is filed. The application of the PFIC rules is complicated, and U.S. Holders are encouraged to consult with their tax advisors regarding the application of such rules in their circumstances.
U.S. Federal Income Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder with respect to its commons shares. No portion of such inclusions of ordinary earnings will be entitled to the preferential U.S. federal income tax rates applicable to certain dividends discussed above. Net capital gain inclusions of certain non-corporate U.S. holders may be eligible for preferential capital gains rates. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any taxable year that our company is a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If we became aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder who is treated as constructively owning shares in any of our subsidiaries which are treated as PFICs would be required to make a separate QEF election with respect to each such subsidiary.

U.S. Federal Income Taxation of U.S. Holders Making a "Mark-to-Market" Election
Alternatively, if we were to be treated as a PFIC for any taxable year and our common shares are treated as "marketable stock," as we believe will be the case, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would likely not be available for any of our subsidiaries that are treated as PFICs.
U.S. Federal Income Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common shares;
•
the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income and would not be entitled to the preferential U.S. federal income tax rates applicable to certain dividends discussed above; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These adverse U.S. federal income tax consequences would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such Holder's successor generally would not receive a step-up in tax basis with respect to such common shares.
U.S. Federal Income Taxation of "Non-U.S. Holders"
A beneficial owner of our common shares that is not a U.S. Holder (and not an entity treated as a partnership) is referred to herein as a "Non-U.S. Holder".
Distributions
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received with respect to our common shares, unless the dividends are "effectively connected" with the Non-U.S. Holder's conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, those dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares unless: (i) the gain is "effectively connected" with the Non-U.S. Holder's conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends on the underlying common shares and the gain from the sale, exchange or other disposition of the common shares that is "effectively connected" with the conduct of that U.S. trade or business, will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the U.S. federal income taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, such Non-U.S. Holder's earnings and profits that are attributable to the "effectively connected" income, subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30% or at a lower rate as may be specified by an applicable U.S. income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, and payment of the gross proceeds on a sale or other disposition of our common shares, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to "backup withholding" if you are a non-corporate U.S. Holder and you:
•	fail to provide an accurate taxpayer identification number;
•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or
•	in certain circumstances, fail to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.
If you sell your common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.
Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  Specified foreign financial assets generally would include our common shares, unless the common shares are held in an account maintained by a U.S. "financial institution" (as defined in Section 6038D of the Code).  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

Danish Tax Considerations
The following is a summary of certain Danish tax considerations relating to an investment in TORM plc. The summary describes the Danish tax implications pertaining to dividends paid from TORM A/S to TORM plc.
The summary does not purport to constitute exhaustive tax or legal advice. It is specifically to be noted that the summary does not address all possible tax consequences relating to an investment in the shares of TORM plc. The summary is based solely upon the tax laws of Denmark in effect on the date of this Registration statement. Danish tax laws may be subject to changes, possibly with retroactive effect.
Sale of Class A common shares by TORM plc
Shareholders not resident in Denmark will normally not be subject to Danish tax on gains realized on the sale of shares, irrespective of the ownership period and equity interest. However, Danish anti-avoidance rules should be observed as these rules may, if certain conditions are met, result in a requalification of tax-exempt capital gains into dividends, which could trigger Danish withholding taxes. These rules could apply in a number of situations, such as in connection with a related party sale of shares against cash and in unrelated third party transactions in connection with the transfer of shares to a new holding company (controlled by a third party) against shares and cash. For example, this could be the case, if dividends from TORM A/S cannot be received tax exempt by TORM plc. The rules should only apply to intra-group transactions as well as situations where TORM plc receives an ownership share in the group acquiring the shares in TORM A/S.
Dividends distributed to the holders of Class A common shares of TORM A/S to TORM plc
Under Danish tax law, dividends paid on shares in a Danish company to a foreign company are normally subject to dividend withholding tax of 27%, which could potentially be reduced to 22% subject to pending Danish legislation.
Dividends paid on shares in a Danish company are as a starting point exempt from Danish withholding tax when the foreign receiving company owns at least 10% of the Danish distributing company, the foreign receiving company is tax resident within the EU or a state which has a tax treaty with Denmark, and the Danish taxation should be reduced or eliminated in accordance with the EU Parent/Subsidiary Directive (2011/96/EU) or in accordance with a tax treaty between Denmark and the state in which the receiving company is domiciled.
When considering whether the EU Parent/Subsidiary Directive (2011/96/EU) or a tax treaty can be applied (thereby enabling exemption from Danish withholding taxes on dividend distributions), the Danish tax authorities do consider a number of other criteria, including whether the foreign receiving company is the beneficial owner, and whether the structure can be challenged based on recently introduced general anti-avoidance rules.
If these conditions for exemption are not fulfilled, Danish withholding tax of 27% (potentially reduced to 22%) will be triggered on such dividend distributions.
Share transfer tax and stamp duties
No Danish share transfer tax or stamp duties are payable on direct or indirect transfer of the shares of TORM A/S.
United Kingdom Tax Considerations
The following statements do not constitute tax advice and are intended only as a general guide to current United Kingdom law and HM Revenue and Customs ("HMRC") published practice, which may not be binding on HMRC, as at the date of this document (which are both subject to change at any time, possibly with retrospective effect). They relate only to certain limited aspects of the United Kingdom tax treatment of the beneficial owners of the Class A common shares. They are intended to apply only to shareholders who are resident only in the United Kingdom for United Kingdom tax purposes (unless the context requires otherwise) and, if individuals, who are domiciled in the United Kingdom and to whom split-year treatment does not apply. The statements below only relate to persons who are and will be the absolute beneficial owners of the Class A common shares and who hold, and will hold, the Class A common shares through the Depository Trust Company as investments (and not as securities to be realized in the course of a trade). The statements below are not exhaustive and may not apply to certain shareholders, such as dealers in securities, broker dealers, insurance companies and collective investment schemes, shareholders who are exempt from taxation, shareholders who hold their shares through an Individual Savings Account or a Self-Invested Personal Pension and shareholders who have (or are deemed to have) acquired the Class A common shares by virtue of an office or employment. Such persons may be subject to special rules. This summary does not address any inheritance tax considerations.
Prospective purchasers of the Class A common shares who are in any doubt as to their tax position should consult an appropriate professional adviser.

Taxation of Dividends
General
TORM plc is not required to make any withholding or deduction for or on account of United Kingdom tax in respect of dividends on the Class A common shares, irrespective of whether the shareholder receiving the dividend is resident in or outside the United Kingdom.
Individual Shareholders
United Kingdom resident individual Shareholders may be subject to income tax on dividends they receive from the Company. The first £5,000 of dividend income that the United Kingdom resident individuals receive in each tax year is taxed at a rate of 0% (the "Nil Rate Amount"). The United Kingdom Government has announced that this Nil Rate Amount will be reduced to £2,000 with effect from April 2018 (although the legislation effecting this change is currently in draft form).
Dividend income that is within the Nil Rate Amount counts towards an individual's basic or higher rate limits – and will therefore affect the taxation of other income received and any capital gains realized by the individual in the tax year. It may also affect the level of savings allowance to which they are entitled (as this is different for basic and higher rate taxpayers). In calculating into which tax band any dividend income over the Nil Rate Amount falls, dividend income is treated as the "top slice" of an individual's income.
Any dividend income received by a UK resident individual Shareholder in excess of the Nil Rate Amount will be subject to income tax at a rate of 7.5%, to the extent that it is within the basic rate band, 32.5% to the extent that it is within the higher rate band and 38.1%, to the extent that it is within the additional rate band.
Corporate Shareholders
Shareholders within the charge to United Kingdom corporation tax which are "small companies" (for the purposes of United Kingdom taxation of dividends) will not generally expect to be subject to tax on dividends from the Company.
Other shareholders within the charge to United Kingdom corporation tax will not be subject to tax on dividends from the Company so long as the dividends fall within an exempt class and certain conditions are met. For example: dividends paid to companies holding less than 10% of the issued share capital of the payer (or any class of that share capital) are generally dividends that fall within an exemption in respect of "portfolio holdings" (subject to the application of relevant anti-avoidance rules). Other exemptions may also apply.
Shareholders Resident outside the United Kingdom
Where a shareholder resident for tax purposes outside the United Kingdom carries on a trade, profession or vocation in the United Kingdom and the dividends are a receipt of that trade or, in the case of corporation tax, the Class A common shares are held by or for a United Kingdom permanent establishment through which a trade is carried on, the shareholder may be liable to United Kingdom tax on dividends paid by the Company.
Taxation of Chargeable Gains
Individual Shareholders
A disposal of the Class A common shares may give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom capital gains tax, depending on the circumstances and subject to any available exemption or relief. The rate of capital gains tax in respect of shareholdings is 10% for individuals who are subject to income tax at the basic rate and 20% to the extent that an individual's chargeable gains, when aggregated with his or her income chargeable to income tax, exceed the basic rate band for income tax purposes. An individual shareholder is entitled to realize an exempt amount of gains (£11,300 in the 2017/18 tax year) in each tax year without being liable to tax.

A shareholder who is an individual and who has ceased to be resident in the United Kingdom for taxation purposes (or has become treated as resident outside the United Kingdom for the purposes of a double tax treaty (''Treaty non-resident'') for a period of five years or less and who disposes of the Class A common shares during that period may in some circumstances also be liable, on his or her return to the United Kingdom, to United Kingdom capital gains tax on that gain, subject to any available exemptions or reliefs.
Corporate Shareholders
Where a shareholder is within the charge to United Kingdom corporation tax, including cases where it is not resident (for tax purposes) in the United Kingdom, a disposal of the Class A common shares may give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom corporation tax, depending on the circumstances and subject to any available exemption or relief. Indexation allowance may reduce the amount of chargeable gain that is subject to corporation tax, but may not create or increase any allowable loss.
Shareholders Resident outside the United Kingdom
A shareholder that is not resident in the United Kingdom (and, in the case of an individual, is not temporarily non-resident) for United Kingdom tax purposes and whose Class A common shares are not held in connection with carrying on a trade, profession or vocation in the United Kingdom generally will not be subject to United Kingdom tax on chargeable gains on the disposal of the Class A common shares.
Stamp Duty and Stamp Duty Reserve Tax ("SDRT")
The comments in this section relating to stamp duty and SDRT apply whether or not a shareholder is resident or domiciled in the United Kingdom. Special rules may apply to shareholders such as market makers, brokers, dealers and intermediaries.
Following the European Court of Justice decision in HSBC Holdings Plc and Vidacos Nominees Ltd v The Commissioners for Her Majesty's Revenue & Customs (C-569/07) and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v The Commissioners for Her Majesty's Revenue & Customs (TC/2009/16584), HMRC has confirmed that 1.5% SDRT is no longer payable when new shares are issued to a clearance service or depositary receipt system. However, it is currently unclear whether this will remain the case following the United Kingdom's intended departure from the European Union.
No stamp duty should be payable on the acquisition or transfer of the beneficial ownership of the Class A common shares held by a nominee for a person whose business is or includes the provision of clearance services where that acquisition or transfer is settled within the clearance service and there is no physical instrument of transfer. An agreement for the transfer of such Class A common shares will also not give rise to a SDRT liability, provided that no election has been made under section 97A of the United Kingdom Finance Act 1986 which is applicable to such Class A common shares. We understand that no such election has been made by the Depository Trust Company as respects the Class A common shares.
Any instrument of transfer of the Class A common shares that are not held by a nominee for a person whose business is or includes the provision of clearance services will generally attract stamp duty at a rate of 0.5% of the amount or value of the consideration for the transfer (rounded up, if necessary, to the next multiple of £5). No stamp duty is chargeable on an instrument transferring shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. An unconditional agreement for such transfer, or a conditional agreement which subsequently becomes unconditional, will also generally be liable to SDRT at the rate of 0.5% of the amount or value of the consideration for the transfer; but such liability will be cancelled if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement, or if the agreement was conditional, the date the agreement became unconditional. Where stamp duty is paid, any SDRT previously paid should be repaid on the making of an appropriate claim generally with interest.
Therefore, a transfer of title in the Class A common shares or an agreement to transfer such shares from within the Depository Trust Company system out of the Depository Trust Company system, and any subsequent transfers or agreements to transfer outside the Depository Trust Company system, will generally attract a charge to United Kingdom stamp duty and/or United Kingdom SDRT at a rate of 0.5% of any consideration. Shareholders should note in particular that a redeposit of the Class A common shares into the Depository Trust Company system, including by means of a transfer into a depositary receipt system, will generally attract United Kingdom stamp duty and/or United Kingdom SDRT at the higher rate of 1.5%.

F.          Dividends and Paying Agents
On September 15, 2016, we paid a cash dividend of $0.40 per Class A common share, or a total of $25 million. In September 2017, we distributed to shareholders a dividend of an aggregate amount of approximately $1.2 million, or $0.02 per share.
We refer you to the section of this registration statement entitled Item 8. "Financial Information – Consolidated Statements and Other Information – Dividend Policy" for a discussion of our dividend policy. In accordance with our dividend policy, we intend to distribute 25-50% of net income to shareholders semi-annually, subject to applicable law and in compliance with the agreements to which we are a party. The Company's paying agent for dividends is Computershare Trust Company, N.A.
G.          Statement by Experts
The consolidated financial statements of TORM plc as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 included in this registration statement have been audited by Deloitte Statsautoriseret Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Statsautoriseret Revisionspartnerselskab are located at Weidekampsgade 6, 2300 Copenhagen, Denmark.
The consolidated financial statements of Former TORM A/S as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2014 included in this registration statement have been audited by Deloitte Statsautoriseret Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Statsautoriseret Revisionspartnerselskab are located at Weidekampsgade 6, 2300 Copenhagen, Denmark.
H.          Documents on Display
When the SEC declares this registration statement effective, we will be subject to the informational requirements of the Securities Exchange Act. In accordance with these requirements we will file reports and other information with the SEC. These materials, including this registration statement on Form 20-F and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, our filings will be available on our website www.torm.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this registration statement.
Shareholders may also request a copy of our filings at no cost by writing or telephoning us at the following address:

TORM plc
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark
Tel: 45 39 17 92 00
I.          Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require TORM plc to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. We may use financial derivative instruments to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
As an indication of the extent of our sensitivity to interest rate changes, an increase of 1% would decrease our profit during the twelve-month period beginning October 1, 2017 by $3 million, based upon our debt level during the period.
Foreign Exchange Rate Risk
We use USD as our functional currency because the majority of the Company's transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risks relate to transactions denominated in DKK, EUR and SGD and relate to administrative and operating expenses. We use derivatives to hedge the exposure to administrative and operating costs in DKK and EUR. Other significant cash flows in non-USD currencies occur occasionally.
As an indication of the extent of our sensitivity to changes in the EUR/USD and the USD/DKK exchange rate, an increase of 10% would decrease our profit during the twelve-month period beginning October 1, 2017 by approximately $3 million, based upon the Group's unhedged exposure to DKK and EUR during the period.
Spot Market Risk
The cyclical nature of the product tanker industry causes significant increases and decreases in the revenue earned from our vessels, in particular those of our vessels that are employed in the spot market. As of September 30, 2017, we had covered 27% of the remaining Available Earning Days in 2017 and 11% of the Available Earning Days for the full year 2018, corresponding to 23,783 uncovered days for the twelve-month period beginning October 1, 2017.
As an indication of the extent of our sensitivity to changes in the tanker spot rates, a change in freight rates of $1,000 per day would impact the twelve-month Adjusted EBITDA by $24 million, based upon the Group's uncovered earning days during the twelve-month period beginning October 1, 2017.
Bunker Price Risk
Our vessels consume fuel oil, also referred to as bunkers, and the operating results are affected by movements in the price of bunkers. The price and supply of bunkers is unpredictable and fluctuates based on events beyond our control. Bunkers may become more expensive in the future which could have a negative effect on our profitability. To reduce this exposure, we hedge part of our bunker requirements via oil derivatives, however, only for exposures relating to long-term contracts. In 2016, we hedged 1.6% of our bunker requirements via hedging instruments. We purchased bunkers for a total consideration of $110 million in 2016, and $107 million during the first nine months of 2017.
As an indication of the extent of our sensitivity to changes in bunker prices, all other things being equal, a 10% change in bunker prices (without a subsequent change in freight rates), based upon data as of September 30, 2017, would impact the twelve-month Adjusted EBITDA by $19 million during the twelve-month period beginning October 1, 2017.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.          Debt Securities
Not applicable.
B.          Warrants and Rights.
See Item 10. "Additional Information—A. Share Capital—Warrants" for a description of the Company's warrants.
C.          Other Securities.
Not applicable.
D.          American Depositary Shares.
Not applicable.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.	CONTROLS AND PROCEDURES
Not applicable.
ITEM 16.	RESERVED
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.
Not applicable.
ITEM 16B.	CODE OF ETHICS
Not applicable.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Not applicable.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
Not applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The financial statements beginning on page F-1 through F-122, together with the respective reports of the Independent Registered Public Accounting firm therefore, are filed as a part of this registration statement on Form 20-F.
ITEM 19.	EXHIBITS
1.1	Memorandum and Articles of Association

2.1	Form of Class A Common Share Certificate

2.2	B Share Minority Trust Deed, dated May 30, 2016

2.3	Equity Warrant Instrument, dated March 15, 2016

4.1	The Working Capital Facility, dated July 13, 2015

4.2	Term Facility 1, dated July 13, 2015

4.3	DSF Facility, dated September 20, 2017

4.4	Registration Rights Agreement, dated April 14, 2016

4.5	CEXIM Facility, dated July 8, 2016

4.6	Term Facility 2, dated January 6, 2017

4.7	TORM plc 2017 Management Long-Term Incentive Plan

4.8	ING Facility, dated September 8, 2017

4.9	Amendment and Waiver Letter to Working Capital Facility and Term Facility 1, dated December 21, 2015

4.10	Amendment and Waiver Letter to Working Capital Facility and Term Facility 1, dated August 23, 2016

8.1	List of Subsidiaries

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Independent Registered Public Accounting Firm

15.3	Consent of Seward & Kissel LLP

15.4	Consent of Watson Farley & Williams LLP

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TORM PLC
By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer

Date: November 15, 2017

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF TORM PLC

Index to Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Interim Income Statements for the three and six months ended June 30, 2017 and 2016	F-2

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the three and six months ended June 30, 2017 and 2016	F-3

Unaudited Condensed Consolidated Interim Balance Sheets as of June 30, 2017 and December 31, 2016	F-4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity as of June 30, 2017 and 2016	F-5

Unaudited Condensed Consolidated Interim Statements of Cash Flow for the six months ended June 30, 2017 and 2016	F-6

Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-7

TORM plc
UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS
For The Three and Six Months Ended June 30, 2017 and 2016
(Expressed in millions of USD, except for per share amounts)

	Note	Three months ended June 30,		Six months ended June 30,
		2017	2016	2017	2016

Revenue		157.0	176.9	329.8	370.6
Port expenses, bunkers and commissions		(64.0)	(54.2)	(129.9)	(109.5)
Charter hire		(1.6)	(5.5)	(5.1)	(10.9)
Operating expenses	2	(46.7)	(49.7)	(95.3)	(102.3)
Profit from sale of vessels		2.8	0.0	2.8	0.0
Administrative expenses	2	(11.6)	(10.9)	(22.2)	(21.6)
Other operating (expenses)/income		(0.2)	0.0	(0.3)	(0.2)
Impairment losses on tangible and intangible assets		0.0	0.0	(1.0)	0.0
Depreciation		(28.3)	(31.6)	(57.7)	(60.5)

Operating profit		7.4	25.0	21.1	65.6

Financial income		0.8	1.1	1.0	2.2
Financial expenses		(9.7)	(10.9)	(18.8)	(21.4)

Profit / (loss) before tax		(1.5)	15.2	3.3	46.4

Tax expense		(0.1)	(0.2)	(0.3)	(0.5)

Profit / (loss) for the period		(1.6)	15.0	3.0	45.9

Basic earnings per share (USD)		0.0	0.2	0.0	0.7
Diluted earnings per share (USD)		0.0	0.2	0.0	0.7

The accompanying notes are an integrated part of these financial statements.

TORM plc
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
For The Three and Six Months Ended June 30, 2017 and 2016
(Expressed in millions of USD)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Net profit / (loss) for the period	(1.6)	15.0	3.0	45.9

Other comprehensive income / (loss):

Items that may be reclassified subsequently to profit or loss:
Exchange rate adjustment arising from translation of entities with a functional currency different from USD	0.0	(0.2)	0.1	(0.2)
Fair value adjustment on hedging instruments	1.6	(5.0)	2.9	(11.5)
Value adjustment on hedging instruments transferred to income statement	0.4	(0.1)	(0.3)	(0.3)
Other comprehensive income/(loss) after tax*	2.0	(5.3)	2.7	(12.0)

Total comprehensive income	0.4	9.7	5.7	33.9
* No income tax was incurred relating to other comprehensive income items.
The accompanying notes are an integrated part of these financial statements.

TORM plc
UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
As of June 30, 2017 and December 31, 2016
(Expressed in millions of USD)

	Note	June 30, 2017	December 31, 2016
ASSETS

NON-CURRENT ASSETS
Tangible fixed assets
Vessels and capitalized dry-docking	3	1,282.9	1,343.8
Prepayments on vessels	4	59.4	44.1
Other plant and operating equipment		1.7	1.8
Total tangible fixed assets		1,344.0	1,389.7

Financial Assets
Investment in joint ventures		0.3	0.3
Total financial Assets		0.3	0.3

TOTAL NON –CURRENT ASSETS		1,344.3	1,390.0

CURRENT ASSETS
Bunkers		28.8	31.6
Freight receivables		52.4	62.5
Other receivables		8.9	8.1
Prepayments		2.5	3.1
Cash and cash equivalents		213.8	76.0
Total current assets		306.4	181.3

TOTAL ASSETS		1,650.7	1,571.3

EQUITY AND LIABILITIES

EQUITY
Common shares		0.6	0.6
Treasury shares		(2.9)	(2.9)
Hedging reserves		3.0	0.4
Translation reserves		0.0	(0.1)
Retained profit		787.1	782.6
Total equity		787.8	780.6

LIABILITIES

NON-CURRENT LIABILITIES
Deferred tax liability		44.9	45.0
Mortgage debt and bank loans	5	644.6	593.9
Finance lease liabilities	3	26.8	0.0
TOTAL NON-CURRENT LIABILITIES		716.3	638.9

CURRENT LIABILITIES
Mortgage debt and bank loans	5	79.0	75.7
Finance lease liabilities	3	16.2	13.6
Trade payables		19.9	28.5
Current tax liabilities		0.9	0.7
Other liabilities		30.4	33.1
Deferred income		0.2	0.2
Total current liabilities		146.6	151.8

TOTAL LIABILITIES		862.9	790.7

TOTAL EQUITY AND LIABILITIES		1,650.7	1,571.3

The accompanying notes are an integrated part of these financial statements.

TORM plc
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
As of June 30, 2017 and 2016
(Expressed in millions of USD)

	Common shares *	Treasury shares **	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of January 1, 2016	0.6	(0.2)	1.4	0.2	974.0	976.0

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	45.9	45.9
Other comprehensive income/(loss) for the period ***	-	-	(11.8)	(0.2)	-	(12.0)
Total comprehensive income/(loss) for the period	-	-	(11.8)	(0.2)	45.9	33.9

Corporate Reorganization TORM plc	-	-	-	-	(6.2)	(6.2)
Acquisition outstanding shares in TORM A/S, cost ****	-	-	-	-	(19.2)	(19.2)
Acquisition treasury shares, cost	-	(0.6)	-	-	-	(0.6)
Share-based compensation	-	-	-	-	1.0	1.0
Total change in equity for the period	-	(0.6)	(11.8)	(0.2)	21.5	8.9

Equity as of June 30, 2016	0.6	(0.8)	(10.4)	-	995.5	984.9

Equity as of January 1, 2017	0.6	(2.9)	0.4	(0.1)	982.6	780.6

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	3.0	3.0
Other comprehensive income/(loss) for the period ***	-	-	2.6	0.1	-	2.7
Total comprehensive income/(loss) for the period	-	-	2.6	0.1	3.0	5.7

Shareholders' contribution	-	-	-	-	0.6	0.6
Share-based compensation	-	-	-	-	0.9	0.9
Total change in equity for the period	-	-	2.6	0.1	4.5	7.2

Equity as of June 30, 2017	0.6	(2.9)	3.0	-	787.1	787.8

* Common shares have been adjusted to reflect the nominal capital of TORM plc, refer to the Consolidated Statements of Changes in Equity as of December 31, 2016, 2015 and 2014 in the Consolidated Financial Statements for 2016
** Refer to note 13 in the notes to the Consolidated Financial Statements for 2016 for further information on treasury shares.
*** Refer to the Unaudited Condensed Consolidated Interim Statements of Comprehensive Income
**** Relates to the squeeze-out (Corporate Reorganization) of remaining minority shareholders in TORM A/S, refer to note 1 in the notes to the Consolidated Financial Statements for 2016
Dividend
The Board of Directors has approved an interim dividend of $1.2 million, equivalent to $0.02 per share. The dividend is expected to be distributed on September 12, 2017 with the ex-dividend date on August 24, 2017. The interim dividend payment is in line with the Company's distribution policy and corresponds to 42% of net income for the six months ended June 30, 2017.

The accompanying notes are an integrated part of these financial statements.

TORM plc
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
For The Six Months Ended June 30, 2017 and 2016
(Expressed in millions of USD)

	Six months ended June 30,
	2017	2016
CASH FLOW FROM OPERATING ACTIVITIES
Profit for the period	3.0	45.9

Adjustments:
Reversal of profit from sale of vessels	(2.8)	0.0
Reversal of amortization and depreciation	57.7	60.5
Reversal of impairment of tangible and intangible assets	1.0	0.0
Reversal of financial items	17.8	19.2
Reversal of tax expense	0.3	0.5
Reversal of other non-cash movements	1.5	(6.0)

Net-exchange rate gains	0.2	2.1
Interest received	0.7	0.1
Interest paid	(16.8)	(16.2)
Income taxes paid/repaid	(0.3)	(0.6)
Change in bunkers, accounts receivables and payables	3.0	10.3

Net cash flow from operating activities	65.3	115.8

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	(30.0)	(84.5)
Sale of non-current assets (vessels)	20.8	0.0
Net cash flow (used in) investing activities	(9.2)	(84.5)

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and other financial liabilities	160.6	19.3
Repayment, mortgage debt	(78.9)	(82.1)
Acquisition outstanding shares in TORM A/S	0.0	(19.2)
Purchase of treasury shares	0.0	(0.6)
Net cash flow from / (used in) financing activities	81.7	(82.6)

Net cash flow from / (used in) operating, investing and financing activities	137.8	(51.3)

Cash and cash equivalents, beginning balance	76.0	168.3

Cash and cash equivalents, ending balance	213.8	117.0

The accompanying notes are an integrated part of these financial statements.

TORM plc
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For The Six Months Ended June 30, 2017 and 2016

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES AND SIGNIFICANT ACCOUNTING ESTIMATES AND ASSESSMENTS
OVERVIEW OF BUSINESS
TORM plc is a shipping company, incorporated in the United Kingdom, that owns and operates a fleet of product tankers. Unless otherwise indicated, the terms "TORM plc," "we," "us," "our," the "Company" and the "Group" refer to TORM plc and its consolidated subsidiaries, which includes TORM A/S and its consolidated subsidiaries, following the closing of the Exchange Offer (defined below). When used herein to describe events prior to the closing of the Exchange Offer, the terms "TORM A/S," "we," "us," "our," the "Company" and the "Group" refer to TORM A/S and its consolidated subsidiaries before such time.
On March 27, 2015, TORM A/S, a company organized under the laws of Denmark, Oaktree Capital Management L.P., or Oaktree, and certain of TORM A/S' lenders entered into a restructuring agreement to recapitalize TORM A/S. The agreement included a mandatory and an optional debt cancellation of a part of TORM A/S' debt and required that OCM Njord Holdings S.à r.l., or Njord Luxco, a subsidiary of Oaktree, contribute OCM (Gibraltar) Njord Midco Ltd., or Njord, to TORM A/S in exchange for shares in TORM A/S. We refer to this transaction as the "Combination". The Combination was completed on July 13, 2015, the date on which Njord was transferred to TORM A/S.
On April 15, 2016, a new corporate structure was established, whereby TORM plc effectively acquired all of the outstanding A shares of TORM A/S (referred to herein as Danish A shares) in exchange for TORM plc's securities. A total of 97.6% of TORM A/S' shareholders exchanged their shareholdings to TORM plc, and TORM plc acquired the remaining 2.4% shares from TORM A/S' minority shareholders in a statutory squeeze-out transaction under the Danish Companies Act for a total cash consideration of approximately $19 million. In addition and in connection with the exchange of the Danish A shares, all TORM A/S warrant holders exchanged their warrants on a one-for-one basis for warrants of TORM plc. We refer to these transactions collectively as the "Exchange Offer". On April 19, 2016, upon the closing of the Exchange Offer and the listing of TORM plc's Class A common shares on Nasdaq Copenhagen, TORM plc became the Group's publicly-held parent company incorporated under the laws of England and Wales. We refer to this as the "Redomiciliation". The Redomiciliation was accounted for as an internal reorganization of entities under common control and, therefore, the assets and liabilities of TORM A/S were accounted for at their historical cost basis and not revalued in the transaction.
The Corporate Reorganization is accounted for as a capital restructuring, where the assets and liabilities of TORM A/S and its subsidiaries are accounted for at their historical cost basis and not revalued at market value.
The consolidated financial statements for the TORM Group are presented in the legal name of TORM plc, but are a continuation of the financial statements of TORM A/S with a retroactive adjustment of the legal capital of the legal parent (TORM plc). The consolidated financial results reflect the activities for TORM A/S only for 2015 and the period from January 1, 2016 until April 15, 2016, whereas the remaining period of 2016 reflects the combined activity of TORM plc and TORM A/S.
The impact on equity of the Corporate Reorganization reflected the accumulated deficit of TORM plc at that date and by the squeeze-out transaction impact of USD 19m.

BASIS OF PREPARATION
The unaudited condensed consolidated interim financial statements of TORM plc ("the Company") for the period January 1 – June 30, 2017 have been prepared in accordance with IAS 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board (IASB). The unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's Consolidated Financial Statements for the year ended December 31, 2016, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. The accounting policies applied in the condensed consolidated interim financial statements are consistent with those in the Company's Consolidated Financial Statements for the year ended December 31, 2016. There are no new IFRS or IFRS Interpretation Committee ("IFRIC") interpretations that are effective for this financial year that have had a material impact on the Company's financial statements, refer to Accounting standards and interpretations not yet adopted in note 1 in the notes to the Consolidated Financial Statements for 2016.
No significant changes have been made in accounting estimates or assessments in the period January 1 - June 30, 2017 compared to those applied in the Consolidated Financial Statements for the year ended December 31, 2016.
OTHER ACCOUNTING POLICIES
Asset held-for-sale
Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sales transaction rather than through continuing use. This condition is regarded as met only when the asset is available for immediate sale in its present condition subject to terms that are usual and customary for sales of such assets and its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Assets held-for-sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Gains and losses are recognized on delivery to the new owners in the income statement in the item "Profit from sale of vessels".

NOTE 2 – STAFF COSTS
	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Total staff costs
Staff costs included in operating expenses	2.3	2.6	4.6	5.0
Staff costs included in administrative expenses	9.1	8.4	16.8	16.7
Total	11.4	11.0	21.4	21.7

NOTE 3 - VESSELS AND CAPITALIZED DRY-DOCKING
	June 30,	December 31,
(USD million)	2017	2016

Cost:
Balance at January 1,	1,697.4	1,567.5
Additions	15.6	40.8
Disposals	(3.9)	(16.3)
Transferred to assets held-for-sale	(32.1)	0.0
Transferred to vessels/from prepayments	0.0	105.4
Balance	1,677.0	1,697.4

Depreciation:
Balance at January 1,	180.0	75.5
Disposals	(3.9)	(15.9)
Depreciation for the period	57.4	120.4
Transferred to assets held-for-sale	(13.0)	0.0
Balance	220.5	180.0

Impairment:
Balance as of January 1,	173.6	0.0
Impairment for the period	0.0	173.6
Balance	173.6	173.6

Carrying amount	1,282.9	1,343.8

The depreciation expense for the six months ended June 30, 2017 related to "Other plant and operating equipment" of $1 million is related to "Administrative expenses" (June 30, 2016: $1 million).
Depreciation and impairment losses on tangible fixed assets on "Vessels" and "Prepayments" is related to "Operating expenses".
Impairment assessment
TORM has carried out an assessment of the most significant assumptions used in the impairment calculations for the Consolidated Financial Statements for the year ended December 31, 2016 (refer to Note 8 to the Consolidated Financial Statements for the year ended December 31, 2016). TORM has assessed that there are no significant changes in the assumptions to either the fair value less costs to sell or the value in use, and therefore Management has concluded that no detailed impairment test was required for determining vessel values at June 30, 2017.

Assets held-for-sale
The impairment of $1 million recorded in the six months ended June 30, 2017 (six months June 30, 2016: $0 million) relates to impairment of assets held-for-sale, as these vessels are measured at fair value less cost to sell, rather than value in use (impairment was recorded subsequent to these being reclassified from "Vessels" to "Assets held for sale"). The sale of these vessels transferred to assets held-for-sale as completed in the six months ended June 30, 2017 thus no vessels are classified as assets held-for-sale as of June 30,2017. Further, three of these sold vessels were leased back by TORM, thus are accounted for as finance leases as of June 30, 2017.
NOTE 4 - PREPAYMENTS ON VESSELS
	June 30,	December 31,
(USD million)	2017	2016

Cost:
Balance at January 1,	44.1	72.6
Additions	15.3	76.9
Transferred to vessels/from prepayments	0.0	(105.4)
Carrying amount	59.4	44.1

NOTE 5 - MORTGAGE DEBT AND BANK LOANS
	June 30,	December 31,
(USD million)	2017	2016

Mortgage debt and bank loans
To be repaid as follows:
Falling due within one year	79.5	75.9
Falling due between one and two years	138.5	75.1
Falling due between two and three years	69.4	137.5
Falling due between three and four years	69.4	59.7
Falling due between four and five years	348.3	306.5
Falling due after five years	21.9	16.9

Total	727.0	671.6

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of $3.4 million (December 31, 2016: $2.0 million), which are amortized over the term of the loans.
During first quarter of 2017, TORM plc signed a syndicated financing agreement with Danske Bank, ABN AMRO, DVB and ING with collateral in nine vessels. The available facility was fully utilized on January 27, 2017 where TORM plc drew $126 million on the facility which matures on March 31, 2022. The terms and conditions contained in this facility are in line with the Company's existing loan agreements.
As of June 30, 2017, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2017.

NOTE 6 – CONTRACTUAL OBLIGATIONS AND RIGHTS
As of June 30, 2017, TORM had contractual obligations regarding new building commitments and chartered-in vessels of $134.4 million and $6.6 million, respectively (December 31, 2016: $148.8 million and $13.5 million). In addition, TORM has contractual rights regarding charter hire income from vessels of $74.6 million (December 31, 2016: $97.3 million).
NOTE 7 – SUBSEQUENT EVENTS THROUGH SEPTEMBER 5, 2017
Following the balance sheet date, TORM has completed two transactions to purchase a total of six MR resale vessels. The first transaction includes four MR resale vessels with expected delivery in 2019. TORM has received firm commitment from Danish Ship Finance to finance the four vessels with 65% of the purchase price. The transaction includes an option to purchase up to four additional MR vessels with expected delivery in late 2019. The second transaction includes two MR resale vessels for delivery in the third quarter of 2017.
Further, in July 2017 we sold TORM Fox (built in 2005) and we expect to deliver this vessel in the third quarter of 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of TORM plc, London, England
We have audited the accompanying consolidated balance sheets of TORM plc and subsidiaries (the "Company") as of December 31, 2016, 2015 and 2014 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flow for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of TORM plc and subsidiaries as of December 31, 2016, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Copenhagen, September 5, 2017

Deloitte
 Statsautoriseret Revisonspartnerselskab
CVR no. 33963556

/s/ Sumit Sudan
State Authorised
 Public Accountant

TORM plc
CONSOLIDATED INCOME STATEMENTS
For The Years Ended December 31, 2016, 2015 and 2014
(Expressed in millions of USD, except for per share amounts)

	Note	2016	2015	2014
Revenue		680.1	540.4	179.9
Port expenses, bunkers and commissions		(221.9)	(169.6)	(81.2)
Charter hire		(21.5)	(12.0)	-
Operating expenses	4	(195.2)	(122.9)	(50.3)
Administrative expenses	4,5	(41.4)	(19.5)	(1.0)
Other operating expenses		(0.3)	(6.3)	(6.5)
Share of profit from joint ventures		0.2	0.2	-
Impairment losses on tangible and intangible assets	6,7,8	(185.0)	-	-
Depreciation	6,7	(122.2)	(67.3)	(24.7)
Operating profit/(loss)		(107.2)	143.0	16.2

Financial income	9	2.8	0.9	-
Financial expenses	9	(37.3)	(16.9)	(3.6)
Profit/(loss) before tax		(141.7)	127.0	12.6

Tax expenses	12	(0.8)	(1.0)	-
Net profit/(loss) for the year		(142.5)	126.0	12.6

Basic and diluted (loss)/earnings per share (USD)	26	(2.3)	2.4	0.4
Diluted (loss)/earnings per share (USD)	26	(2.3)	2.4	0.4

The accompanying notes are an integrated part of these financial statements.

TORM plc
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For The Years Ended December 31, 2016, 2015 and 2014
(Expressed in millions of USD)

	2016	2015	2014
Net profit/(loss) for the year	(142.5)	126.0	12.6

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using functional currency different from USD	(0.2)	0.2	-
Fair value adjustment on hedging instruments	(2.7)	1.1	-
Value adjustment on hedging instruments transferred to income statement	1.7	0.3	-

Other comprehensive income/(loss) after tax*	(1.2)	1.6	-

Total comprehensive income/(loss) for the year	(143.7)	127.6	12.6

*No income tax was incurred relating to other comprehensive income items.
The accompanying notes are an integrated part of these financial statements.

TORM plc
CONSOLIDATED BALANCE SHEETS
As of December 31, 2016, 2015 and 2014
(Expressed in millions of USD)

	Note	2016	2015	2014
ASSETS

NON-CURRENT ASSETS
Intangible assets
Goodwill	6,8	-	11.4	-
Total intangible assets		-	11.4	-

Tangible fixed assets
Vessels and capitalized dry-docking	7,8,16	1,343.8	1,492.0	502.2
Prepayments on vessels	7	44.1	72.6	34.7
Other plant and operating equipment	7	1.8	2.5	-
Total tangible fixed assets		1,389.7	1,567.1	536.9

Financial assets
Investments in joint ventures		0.3	0.3	-
Total financial assets		0.3	0.3	-

TOTAL NON-CURRENT ASSETS		1,390.0	1,578.8	536.9

CURRENT ASSETS
Bunkers		31.6	25.6	13.3
Freight receivables	10	62.5	83.1	35.2
Other receivables	11	8.1	5.7	0.8
Prepayments		3.1	5.9	1.7
Cash and cash equivalents		76.0	168.3	38.0
Total current assets		181.3	288.6	89.0

TOTAL ASSETS		1,571.3	1,867.4	625.9

The accompanying notes are an integrated part of these financial statements.

TORM plc
CONSOLIDATED BALANCE SHEETS
As of December 31, 2016, 2015 and 2014
(Expressed in millions of USD)

	Note	2016	2015	2014
EQUITY AND LIABILITIES

LIABILITIES

NON-CURRENT LIABILITIES
Deferred tax liability	12	45.0	45.1	-
Mortgage debt and bank loans	2,15,16,18	593.9	717.5	125.3
Finance lease liabilities	18	-	12.9	-
Total non-current liabilities		638.9	775.5	125.3

CURRENT LIABILITIES
Mortgage debt and bank loans	2,15,16,18	75.7	48.7	16.2
Finance lease liabilities	18	13.6	0.6	-
Trade payables	18	28.5	22.3	11.9
Current tax liabilities		0.8	1.8	-
Other liabilities	14,18	33.0	42.1	1.4
Deferred income		0.2	0.4	1.6
Total current liabilities		151.8	115.9	31.1

Total liabilities		790.7	891.4	156.4

EQUITY
Common shares	13	0.6	0.6	0.4
Treasury shares	13	(2.9)	(0.2)	-
Hedging reserves		0.4	1.4	-
Translation reserves		(0.1)	0.2	-
Retained profit		782.6	974.0	469.1
Total equity		780.6	976.0	469.5

Total equity and liabilities		1,571.3	1,867.4	625.9

The accompanying notes are an integrated part of these financial statements.

TORM plc
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
As of December 31, 2016, 2015 and 2014
(Expressed in millions of USD)

	Common shares	Treasury shares ***	Hedging reserves	Translation reserves	Retained profit	Total

EQUITY
Balance as of January 1, 2014, as shown in the financial statements of TORM A/S	88.0	-	-	-	113.3	201.3
Effect as of January 1, 2015 of the Exchange Offer *	(87.6)	-	-	-	87.6	-
Equity as of January 1, 2014	0.4	-	-	-	200.9	201.3

Comprehensive income for the year:
Net profit for the year	-	-	-	-	12.6	12.6
Other comprehensive income for the year	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	-	12.6	12.6

Shareholders' contribution	-	-	-	-	256.7	256.7
Dividend paid	-	-	-	-	(1.1)	(1.1)
Total change in equity 2014	-	-	-	-	268.2	268.2

Equity as of December 31, 2014	0.4	-	-	-	469.1	469.5

Equity as of January 1, 2015	0.4	-	-	-	469.1	469.5

Comprehensive income for the year:
Net profit for the year	-	-	-	-	126.0	126.0
Other comprehensive income for the year	-	-	1.4	0.2	-	1.6
Total comprehensive income for the year	-	-	1.4	0.2	126.0	127.6

Shareholders' contribution	-	-	-	-	14.0	14.0
Reverse acquisition of TORM A/S	0.2	-	-	-	367.6	367.8
Transaction costs share issue	-	-	-	-	(2.7)	(2.7)
Acquisition treasury shares, cost	-	(0.2)	-	-	-	(0.2)
Total change in equity 2015	0.2	(0.2)	1.4	0.2	504.9	506.5

Equity as of December 31, 2015	0.6	(0.2)	1.4	0.2	974.0	976.0

Equity as of January 1, 2016	0.6	(0.2)	1.4	0.2	974.0	976.0

Comprehensive loss for the year:
Net loss for the year	-	-	-	-	(142.5)	(142.5)
Other comprehensive loss for the year ****		-	(1.0)	(0.2)	-	(1.2)
Total comprehensive loss for the year	-	-	(1.0)	(0.2)	(142.5)	(143.7)

Corporate Reorganization TORM plc	-	-	-	-	(6.6)	(6.6)
Acquisition outstanding shares in TORM A/S, cost **	-	0.2	-	(0.1)	(19.3)	(19.2)
Acquisition treasury shares, cost	-	(2.9)	-	-	-	(2.9)
Share-based compensation	-	-	-	-	2.0	2.0
Dividend paid	-	-	-	-	(25.0)	(25.0)
Total change in equity 2016	-	(2.7)	(1.0)	(0.3)	(191.4)	(195.4)

Equity as of December 31, 2016	0.6	(2.9)	0.4	(0.1)	782.6	780.6
*
In connection with the Exchange Offer of April 15, 2016, common shares and the reserve for treasury shares were adjusted to reflect those of TORM plc. The adjustment on common shares reflects the fact that the currency of shares changed from DKK to USD and that the nominal value of each share was reduced from DKK 15 each to USD 0.01 each. Reserve for treasury shares was the holding of own shares in TORM A/S. As the items related to TORM A/S, the reserves were eliminated to reflect the reserves of TORM plc. Refer to note 1 for further information.

**	Relates to the squeeze-out of remaining minority shareholders in TORM A/S. Refer to note 1.
***	Refer to note 13 for further information on treasury shares.
****	Refer to the "Consolidated Statement of Comprehensive Income"

TORM plc
CONSOLIDATED STATEMENTS OF CASH FLOW
For The Years Ended December 31, 2016, 2015 and 2014
(Expressed in millions of USD)

	Note	2016	2015	2014
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) for the year		(142.5)	126.0	12.6

Adjustments:
Reversal of depreciation		122.2	67.3	24.7
Reversal of impairment of tangible and intangible assets	6,7,8	185.0	-	-
Reversal of share of profit from joint ventures		(0.2)	(0.2)	-
Reversal of financial items		34.5	16.0	3.6
Reversal of tax expenses		0.8	1.0	-
Reversal of other non-cash movements	24	(7.1)	(0.8)	-

Dividends received from joint ventures		0.2	0.2	-
Interest received and realized exchange gains		2.7	0.8	-
Interest paid and realized exchange losses		(31.4)	(12.5)	(3.2)
Income taxes paid		(1.4)	(0.6)	-
Change in bunkers, receivables and payables etc.	24	8.3	16.9	(20.4)
Net cash flow from operating activities		171.1	214.1	17.3

CASH FLOW USED IN INVESTING ACTIVITIES
Investment in tangible fixed assets		(119.4)	(253.9)	(377.9)
Cash from business combination	27	-	77.5	-
Sale of non-current assets	23	-	17.6	-
Net cash flow used in investing activities		(119.4)	(158.8)	(377.9)

CASH FLOW (USED IN) / FROM FINANCING ACTIVITIES
Borrowing, mortgage debt		49.3	93.1	150.0
Repayment/redemption, mortgage debt		(146.2)	(29.2)	(8.4)
Dividend paid		(25.0)	-	(1.1)
Acquisition of outstanding shares in TORM A/S	1	(19.2)	-	-
Shareholders' contribution		-	14.0	256.6
Transaction costs share issue		-	(2.7)	-
Purchase/disposal of treasury shares		(2.9)	(0.2)	-
Net cash flow (used in) / from financing activities		(144.0)	75.0	397.1

Net cash flow (used in)/ from operating, investing and financing activities		(92.3)	130.3	36.5

Cash and cash equivalents as of January 1		168.3	38.0	1.5

Cash and cash equivalents as of December 31		76.0	168.3	38.0

The accompanying notes are an integrated part of these financial statements.

TORM plc
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 - ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

OVERVIEW OF BUSINESS
TORM plc is a shipping company, incorporated in the United Kingdom, that owns and operates a fleet of product tankers. Unless otherwise indicated, the terms "TORM plc," "we," "us," "our," the "Company" and the "Group" refer to TORM plc and its consolidated subsidiaries, which includes TORM A/S and its consolidated subsidiaries, following the closing of the Exchange Offer (defined below). When used herein to describe events prior to the closing of the Exchange Offer, the terms "TORM A/S," "we," "us," "our," the "Company" and the "Group" refer to TORM A/S and its consolidated subsidiaries before such time. References to "Former TORM A/S" refer to TORM A/S and its consolidated subsidiaries prior to the Combination (defined below).
On March 27, 2015, TORM A/S, a company organized under the laws of Denmark, Oaktree Capital Management L.P., or Oaktree, and certain of TORM A/S' lenders entered into a restructuring agreement to recapitalize TORM A/S. The agreement included a mandatory and an optional debt cancellation of a part of TORM A/S' debt and required that OCM Njord Holdings S.à r.l., or Njord Luxco, a subsidiary of Oaktree, contribute OCM (Gibraltar) Njord Midco Ltd., or Njord, to TORM A/S in exchange for shares in TORM A/S. We refer to this transaction as the "Combination." The Combination was completed on July 13, 2015, the date on which Njord was transferred to TORM A/S, and comprised a part of a series of transactions, discussed more fully herein, which together we refer to as the "2015 Restructuring." We refer to the consummation of the 2015 Restructuring on July 13, 2015 as the Restructuring Completion Date.
The Combination was accounted for as a reverse acquisition, based on guidance in IFRS 3 "Business Combinations", under the acquisition method of accounting, with Njord considered to be the accounting acquirer of TORM A/S and the continuing reporting entity, though TORM A/S continued as the legal entity (we refer to Njord and Former TORM A/S, including their respective subsidiaries, together as the "Combined Group"). This was largely due to the fact that following the acquisition, Njord Luxco held 62% of the voting rights in TORM A/S (excluding the additional voting rights associated with the TORM A/S C shares, which relate to election and dismissal of members of our Board of Directors and certain amendments to our Articles of Association), was exposed to variable returns from involvement with the Combined Group and had the ability to use its control to affect the amount of the Group's return.
On April 15, 2016, a new corporate structure was established, whereby TORM plc effectively acquired all of the outstanding A shares of TORM A/S (referred to herein as Danish A shares) in exchange for TORM plc's securities. A total of 97.6% of TORM A/S' shareholders exchanged their shareholdings to TORM plc, and TORM plc acquired the remaining 2.4% shares from TORM A/S' minority shareholders in a statutory squeeze-out transaction under the Danish Companies Act for a total cash consideration of approximately $19 million. In addition and in connection with the exchange of the Danish A shares, all TORM A/S warrant holders exchanged their warrants on a one-for-one basis for warrants of TORM plc. We refer to these transactions collectively as the "Exchange Offer." On April 19, 2016, upon the closing of the Exchange Offer and the listing of TORM plc's Class A common shares on Nasdaq Copenhagen, TORM plc became the Group's publicly-held parent company incorporated under the laws of England and Wales. We refer to this as the "Redomiciliation". The Redomiciliation was accounted for as an internal reorganization of entities under common control and, therefore, the assets and liabilities of TORM A/S were accounted for at their historical cost basis and not revalued in the transaction.
The Corporate Reorganization is accounted for as a capital restructuring, where the assets and liabilities of TORM A/S and its subsidiaries are accounted for at their historical cost basis and not revalued at market value.

The consolidated financial statements for the TORM Group are presented in the legal name of TORM plc, but are a continuation of the financial statements of TORM A/S with a retroactive adjustment of the legal capital of the legal parent (TORM plc). The consolidated financial results reflect the activities for TORM A/S only for 2015 and the period from January 1, 2016 until April 15, 2016, whereas the remaining period of 2016 reflects the combined activity of TORM plc and TORM A/S.
The impact on equity of the Corporate Reorganization reflected the accumulated deficit of TORM plc at that date and by the squeeze-out transaction impact of USD 19 million.
BASIS OF PREPARATION
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention except where fair value accounting is specifically required by IFRS.
The functional currency is USD and the Company applies USD as presentation currency in the preparation of the consolidated financial statements.
ADOPTION OF NEW OR AMENDED IFRS
TORM has implemented the following standard amendments issued by IASB and the interpretations in the consolidated financial statements for 2016:
•	Annual improvement to IFRS 2012-2014 cycle
•	Amendments to IFRS 11 "Accounting for Acquisitions of Interests in Joint Operations"
•	Amendments to IAS 1 "Disclosure initiative"
•	Amendments to IAS 16 and IAS 38 "Clarification of Acceptable Methods of Depreciation and Amortization"
The implementation of the standard amendments and improvements had no significant impact on the Group's financial statements.
ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC) that have not yet come into effect:
•
Amendments to IFRS 2 "Classification and Measurement of Share-based Payment Transactions". Effective date is January 1, 2018. The Company is evaluating the impact of this standard on the financial statements.

•
IFRS 9 "Financial Instruments". The standard and subsequent amendments will substantially change the classification and measurement of financial instruments and hedging requirements. Effective date is January 1, 2018. The Company is evaluating the impact of this standard on the financial statements.

•
IFRS 15 "Revenue from Contracts with Customers". The standard will change the recognition pattern of revenue. However, the impact will only be visible in the implementation year. Effective date is January 1, 2018. The Company is evaluating the impact of this standard on the financial statements.  The impact on the consolidated financial statements is expected to be insignificant and less than 1% of revenue.

•
IFRS 16 "Leases". The standard will change the recognition of leases. Effective date is January 1, 2019. The Company is evaluating the impact of this standard on the financial statements. The impact on the consolidated financial statements is not expected to be significant.

•	Amendments to IAS 7 "Disclosure initiative". Effective date is January 1, 2017. The Company is evaluating the impact of this standard on the financial statements.

ACCOUNTING POLICIES
Consolidation principles
The consolidated financial statements comprise the financial statements of the Parent Company, TORM plc, and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:
•	Has the power over the investee; and
•	Is exposed, or has the right to variable returns from involvement with the investee; and
•	Has the ability to use its power to affect its returns
The Company reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of controls listed above.
When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:
•	The size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders
•	Potential voting rights held by the Company, other vote holders or other parties
•	Rights arising from other contractual arrangements
•
Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time when decisions need to be made, including voting pattern at previous shareholders' meetings

Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are recognized using the equity method.
Companies which are by agreement managed jointly with one or more companies and therefore are subject to joint control (joint ventures) are accounted for using the equity method.
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date on which the Company obtains control until the date when the Company loses control over the subsidiary.
The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and the Company's share of the income statement and balance sheet of joint operations by combining items of a uniform nature and eliminating intercompany transactions, balances and shareholdings as well as realized and unrealized gains and losses on transactions between the consolidated entities. The financial statements used for consolidation purposes are prepared in accordance with the Company's accounting policies.
The consolidated financial statements following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but as a continuation of the financial statements of the legal subsidiary (accounting acquirer). The accounting acquirer's legal capital is adjusted retrospectively to reflect the legal capital of the accounting acquirer. Comparative information is adjusted accordingly.
Business combinations
Newly acquired or formed entities are recognized in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control over the entity is effectively transferred.

Business combinations are accounted for by applying the purchase method, whereby the acquired entities' identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. The tax effect of the revaluation activities is also taken into account. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of that adjustment is included in the cost of the combination if the event is probable and the adjustment can be measured reliably. Costs of issuing debt or equity instruments in connection with a business combination are accounted for together with the debt or equity issuance. All other costs associated with the acquisition are expensed in the income statement.
In reverse acquisitions the purchase price of a business combination is measured as the fair value of the consideration agreed upon. The purchase price in a reverse acquisition is calculated as the fair value of the interest in the accounting acquirer that the existing shareholders of the accounting acquiree would have received, had the business combination not been a reverse acquisition.
The excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities is recognized as goodwill under intangible assets and is tested for impairment at least once every year. Upon acquisition, goodwill is allocated to the cash generating units, which subsequently form the basis for the impairment test. If the fair value of the acquired assets, liabilities and contingent liabilities exceeds the cost of the business combination, the identification of assets and liabilities and the processes of measuring the fair value of the assets and liabilities and the cost of the business combination are reassessed. If the fair value of the business combination continues to exceed the cost, the resulting gain is recognized in the income statement.
Foreign currencies
The functional currency of all significant entities, including subsidiaries and associated companies, is United State dollars (USD), because the Company's vessels operate in international shipping markets, in which income and expenses are settled in USD, and because the Company's most significant assets and liabilities in the form of vessels and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under "Financial income and expenses".
An exchange rate gain or loss relating to a non-monetary item carried at fair value is recognized in the same line as the fair value adjustment.
The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Income statement items are translated into USD at the average exchange rates for the year, whereas balance sheet items are translated at the exchange rates as of the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component through other comprehensive income. On the disposal of an entity, the cumulative amount of the exchange differences recognized in the separate component of equity relating to that entity is transferred to the income statement as part of the gain or loss on disposal.
Derivative financial instruments
Derivative financial instruments, primarily forward currency exchange contracts, forward freight agreements and forward contracts regarding bunker purchases, are entered to hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges when appropriate.
Derivative financial instruments are initially recognized in the balance sheet at fair value at the date when the derivative contract is entered into and are subsequently measured at their fair value as other receivables or other liabilities, respectively.

Changes in the fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in "Other comprehensive income". When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in "Other comprehensive income" is transferred to the income statement and included in the same line as the hedged transaction. However, when the hedged transaction results in the recognition of a fixed asset, the gains and losses previously accumulated in "Other comprehensive income" are transferred from "Other comprehensive income" and included in the initial measurement of the cost of the fixed asset. Changes in the fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.
Changes in the fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company's risk management policy, interest rate swaps with cap features and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under "Financial income" or "Financial expenses" for interest rate swaps with cap features and under "Port expenses, bunkers and commissions" for forward freight agreements and forward bunker contracts.
Segment information
In 2014, TORM only had one segment which was the Tanker Segment. In 2015, following the Combination, TORM consisted of two business segments: The Tanker and Bulk Segments. Due to the winding down of the Bulk Segment during 2015, only the Tanker Segment remains in 2016.
The segmentation is based on the Group's internal management and reporting structure. In the Tanker Segment, the services provided primarily comprise transportation of refined oil products such as gasoline, jet fuel and naphtha.
The Group has only one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide such information. Consequently, it is not possible to provide geographical segment information on revenue from external customers or non-current segment assets.
The segment income statement comprises income and expenses which are directly attributable to the segment. Not allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Company's administrative functions and investment activities, including cash and bank balances, interest-bearing debt, income tax, deferred tax, etc.
The accounting policies applied for the segments regarding recognition and measurement are consistent with the policies for TORM as described in this note.
Employee benefits
Wages, salaries, social security contributions, paid holiday and sick leave, bonuses and other monetary and nonmonetary benefits are recognized in the year in which the employees render the associated services. Refer to accounting policy for share-based payment as well.
Pension plans
The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.
Leases
Agreements to charter in vessels and to lease other plant and operating equipment, for which TORM substantially has all the risks and rewards of ownership, are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of minimum lease payments determined in the leases.

For the purpose of calculating the present value, the interest rate implicit in the lease or an incremental borrowing rate is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Company or over the lease period depending on the lease terms.
The corresponding lease obligation is recognized as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.
Other charter agreements concerning vessels and other leases are classified as operating leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease term is disclosed in the notes to the financial statements.
Agreements to charter out vessels, for which substantially all the risks and rewards of ownership are transferred to the lessee are classified as finance leases, and an amount equal to the net investment in the lease is recognized and presented in the balance sheet as a receivable. The carrying amount of the vessel is derecognized, and any gain or loss on disposal is recognized in the income statement. Other agreements to charter out vessels are classified as operating leases, and lease income is recognized in the income statement on a straight-line basis over the lease term.
INCOME STATEMENT
Revenue
Income is recognized in the income statement when:
•	The income generating activities have been carried out on the basis of a binding agreement
•	The income can be measured reliably
•	It is probable that the economic benefits associated with the transaction will flow to the Company
•	Costs relating to the transaction can be measured reliably
Revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses on forward freight agreements designated as hedges. Revenue is recognized when it meets the general criteria mentioned above, and when the stage of completion can be measured reliably. Accordingly, freight, charter hire and demurrage revenue are recognized at selling price upon delivery of the service as per the charter parties concluded.
Cross-over voyages
Revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties. For cross-over voyages (voyages in progress at the end of a reporting period), the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. Voyage expenses are recognized as incurred.
When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.
Demurrage revenue
Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. The Company receives the demurrage payment upon reaching final agreement on the amount, which on average is approximately 100 days after the original demurrage claim was submitted.  Any adjustments to the final agreement is recognized as demurrage revenue.

Port expenses, bunkers and commissions
Port expenses, bunker fuel consumption and commissions are recognized as incurred. Gains and losses on forward bunker contracts designated as hedges and write-down and provisions for losses on freight receivables are included in this line.
Freight and bunker derivatives
Freight and bunker derivatives comprise fair value adjustments and gains and losses on forward freight agreements, forward bunker contracts and other derivative financial instruments directly relating to shipping activities which are not designated as hedges. The freight and bunker derivatives that qualify for hedge accounting are recognized in Revenue and Port expense, bunkers and commissions respectively, as the hedging instrument is realized.
Charter hire
Charter hire comprises expenses related to the chartering in of vessels under operating leases which have been incurred in order to achieve the net revenue for the year.
Operating expenses
Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.
Administrative expenses
Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.
Other operating expenses
Other operating expenses primarily comprise chartering commissions and management fees paid to commercial and technical managers for managing the fleet and to a lesser extent profits and losses deriving from the disposal of other plant and operating equipment.
Depreciation and impairment losses
Depreciation and impairment losses comprise depreciation of tangible fixed assets for the year as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed, and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its fair value less cost to sell.
Financial income
Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received and other financial income including value adjustments of certain financial instruments not accounted for as hedges of future transactions.
Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses
Financial expenses comprise interest expenses, financing costs of finance leases, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities and other financial expenses including value adjustments of certain financial instruments not accounted for as hedges of future transactions.
Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate.
Tax
Tax expenses comprise the expected tax including tonnage tax on the taxable income for the year for the Group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to items in other comprehensive income is recognized directly in the statement of other comprehensive income.
BALANCE SHEET
Goodwill
Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities and is recognized as an asset under intangible assets. Goodwill is not amortized as it is considered to have an indefinite useful life, but the recoverable amount of goodwill is assessed at least once a year. For impairment testing purposes, goodwill is on initial recognition allocated to the cash generating unit expected to benefit from the synergies of the combination. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss for goodwill is not reversed in a subsequent period.
Vessels
Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction based on the loans obtained for the vessels. All major components of vessels except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with what is used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Company's business plans.
The Company also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of the carrying amounts. Prepayment on vessels is measured at costs incurred.
Dry-docking
Approximately every 30 and 60 months, depending on the nature of work and regulatory requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs is reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM's business plans.

A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the vessels.
At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to carry out replacements and repairs, the cost of parts and materials used, cost of travel, lodging and supervision by Company personnel as well as the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of anti-fouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel.
Other plant and operating equipment
Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis over three years, and other operating equipment is depreciated on a straight-line basis over five years.
Leasehold improvements are measured at cost less accumulated amortization and impairment losses, and leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease and the estimated useful life. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use.
Investments in joint ventures
Investments in joint ventures comprise investments in companies which by agreement are managed jointly with one or more companies and therefore subject to joint control and in which the parties have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method. Under the equity method, the investment in joint ventures is initially recognized at cost and thereafter adjusted to recognize TORM's share of the profit or loss in the joint venture. When TORM's share of losses in a joint venture exceeds the investment in the joint venture, TORM discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that TORM has incurred legal or constructive obligations or made payments on behalf of the joint venture.
Financial assets
Financial assets are initially recognized at the settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.
Financial assets are classified as:
•	Financial assets at fair value through profit or loss
•	Loans and receivables
•	Available-for-sale financial assets
Other investments
Other investments comprise shares in other companies and are classified as available-for-sale. Listed shares are measured at the market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealized gains and losses resulting from changes in fair value of shares are recognized in "Other comprehensive income". Realized gains and losses resulting from sales of shares are recognized as financial items in the income statement. The cumulative value adjustment recognized in "Other comprehensive income" is transferred to the income statement when the shares are sold. Dividends on shares in other companies are recognized as financial income in the period in which they are declared.
Other investments are presented as non-current, unless Management intends to dispose of the investments within 12 months from the balance sheet date.

Receivables
Outstanding freight receivables and other receivables that are expected to be realized within 12 months from the balance sheet date are classified as loans and receivables and presented as current assets. Receivables are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provision for bad debts. Derivative financial instruments included in other receivables are measured at fair value.
Impairment of assets
Non-current assets are reviewed quarterly to determine any indication of impairment due to a significant decline in either the assets' market value or in the cash flows generated by the assets. In case of such indication, the recoverable amount of the asset is estimated as the higher of the asset's fair value less costs to sell and its value in use. The value in use is the present value of the future cash flows expected to derive from a cash generating unit, utilizing a pre-tax discount rate that reflects current market estimates of the time value of money and the risks specific to the unit for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount of the cash generating unit, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized in prior years.
For the purpose of assessing impairment, assets including goodwill and time charter and bareboat contracts are grouped at the lowest levels at which goodwill is monitored for internal management purposes. The two cash generating units of the Company are the Tanker Segment and the Bulk Segment. In 2016 there was only one cash generating unit since the Bulk segment was wound down in 2015.
Bunkers
Bunkers and luboil are stated at the lower of cost and net realizable value. Cost is determined using the FIFO method and includes expenditures incurred in acquiring the bunkers and luboil and delivery cost less discounts.
Treasury shares
Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.
Share-based payments
The Group makes equity settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. The fair value of the share schemes is calculated using the Black Scholes method at grant date.
Dividend
Dividend is recognized as a liability at the time of declaration at the Annual General Meeting. Dividend proposed for the year is moved from "Retained profit" and presented as a separate component of equity.
Provisions
Provisions are recognized when the Company has a legal or constructive obligation as a result of past events, and when it is probable that this will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated liability that is expected to arise, taking into account the time value of money.

Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, the deferred tax also constitutes the reserve in relation to the transition balance in connection with the Danish tonnage tax scheme.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the laws that have been enacted by the reporting day. The deferred tax is charged through the income statement except when it relates to other comprehensive income items.
Mortgage debt and bank loans
At the time of borrowing, mortgage debt and bank loans are measured at fair value less transaction costs. Mortgage debt and bank loans are subsequently measured at amortized cost. This means that the difference between the net proceeds at the time of borrowing and the nominal amount of the loan is recognized in the income statement as a financial expense over the term of the loan applying the effective interest method.
When terms of existing financial liabilities are renegotiated, or other changes regarding the effective interest rate occur, TORM performs a test to evaluate whether the new terms are substantially different from the original terms. If the new terms are substantially different from the original terms, TORM accounts for the change as an extinguishment of the original financial liability and the recognition of a new financial liability. TORM considers the new terms to be substantially different from the original terms if the present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability.
Other liabilities
Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.
CASH FLOW STATEMENT
The cash flow statement shows the Company's cash flows and cash and cash equivalents at the beginning and the end of the period.
Cash flow from operating activities is presented using the indirect method and is based on net operating profit/(loss) for the year adjusted for tax, financial income and expenses, net profit/(loss) from sale of vessels, non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.
Cash flow from investing activities comprises the purchase and sale of tangible fixed assets and financial assets as well as cash from business combinations.
Cash flow from financing activities comprises changes in long-term debt, bank loans, finance lease liabilities, purchases or sales of treasury shares and dividend paid to shareholders.
Cash and cash equivalents comprise cash at bank and in hand including restricted cash and cash equivalents. Other investments are classified as investment activities.
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing the consolidated net operation profit/(loss) for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases and sales of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share is calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or if changes in the estimate that would have a material impact on the Company's financial position or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.
Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial statements:
ACCOUNTING ESTIMATES
Carrying amounts of vessels
The Company evaluates the carrying amounts of the vessels (including newbuildings) to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Furthermore, market valuations from leading, independent and internationally recognized shipbrokers are obtained on a quarterly basis as part of the review for potential impairment indicators. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.
The review for potential impairment indicators and projection of future discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, utilization, earnings from the vessels, future operating and capital expenditure and discount rates. For more information on key assumptions and related sensitivities, please refer to note 8 in these financial statements. All these factors have been historically volatile. The carrying amounts of TORM's vessels may not represent their fair market value at any point in time as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment write-down of vessels may be required.
JUDGEMENTS
Reverse acquisition
TORM's Restructuring was completed on July 13, 2015 and included inter alia a contribution by OCM Njord Holdings S.à r.l. ("Njord Luxco") of Njord to TORM in exchange for a controlling interest in TORM. The transaction is described in detail in note 27. Management has concluded that the contribution should be accounted for as a reverse acquisition according to IFRS 3 (Revised 2008) – Business Combinations ("IFRS 3"), i.e. Njord is the acquirer and Former TORM is the acquiree. Management's most significant judgements applying to the accounting policies relate to:
•	Identification of the acquirer
•	Calculation of consideration

Identification of the acquirer
IFRS 3 requires that the determination of the acquirer shall be determined based on the guidance in IFRS 10 – "Consolidated Financial Statements", which means that the acquirer will be the entity that obtains control over the acquiree. The acquirer in a business combination will therefore most often be the entity (Former TORM A/S) legally acquiring the other (Njord) in exchange for cash, other assets or in exchange for issuing its equity interests. However, IFRS 3 states that in some cases the accounting acquirer can be the entity that is legally being acquired, i.e. Njord. The latter is typically the case when the former shareholder (Njord Luxco) of the entity whose shares are being acquired (Njord) owns the majority of shares and controls the majority of votes in the combined entity (TORM) after the transaction.
Following the transaction, Njord Luxco had control with the majority of the share capital and associated votes of Former TORM A/S, which led Management to conclude that the transaction is to be accounted for as a reverse acquisition, i.e. as if Former TORM A/S has been acquired by Njord rather than Former TORM A/S acquiring Njord.
Calculation of consideration
Based on the provision of IFRS 3, Njord's purchase price for a controlling interest in Former TORM A/S is calculated as the fair value of the interest in Njord that the existing shareholders and warrant holders in Former TORM A/S would have received, had the business combination of Former TORM A/S and Njord not been a reverse acquisition. As the issued shares of Former TORM A/S were publicly traded, Management considered whether the fair value of Former TORM A/S would have been a more reliable measure of the consideration. Management believed that the fair value of the interest in Njord that would have been issued represented the fair value of the consideration more reliably than the share price of Former TORM A/S. The share price of Former TORM A/S was very volatile during the period before the Restructuring due to the significant uncertainty about Former TORM A/S' future as an independent group.
NOTE 2 – LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS
Liquidity and capital resources
As of December 31, 2016, TORM's cash position totaled $76 million (2015: $168 million, 2014: $38 million) and undrawn credit facilities amounted to $190 million (2015: $75 million, 2014: $0 million). The undrawn credit facilities consisted of a $75 million Working Capital Facility and in 2016 an additional bilateral $115 million facility with China Export-Import Bank. TORM had four (2015: seven, 2014: six) newbuildings on order for delivery in 2016-2018. The total outstanding CAPEX related to these newbuildings was $149 million (2015: $224 million, 2014: $171 million), and is mainly financed by the undrawn $115 million China Export-Import Bank facility.
TORM has a Term Facility I of $470 million and an undrawn Working Capital Facility of $75 million both with maturity in 2021. In addition, a finance lease liability with a purchase obligation of JPY: 1.5 billion (2016: $13.6 million, 2015: $12.8 million, 2014: $1 million) expiring in 2017 was acquired as part of the reverse acquisition. In addition to the Term Facility I and the Working Capital Facility, TORM also had bilateral loan agreements with Danish Ship Finance of $202 million in total at the end of 2016. As of December 31, 2016, the scheduled minimum payments on mortgage debt and bank loans in 2017 were $75 million.
TORM's bank debt facilities include financial covenants related to:
•	Minimum liquidity including committed credit lines
•	Minimum cash
•	Loan-to-value
•	Equity ratio
During 2014, 2015 and 2016, TORM did not have any covenant breaches.

SUBSEQUENT EVENTS THROUGH SEPTEMBER 5, 2017
On January 6, 2017, TORM plc signed a syndicated financing agreement with Danske Bank, ABN AMRO, DVB and ING with collateral in nine MR vessels. The available facility was fully utilized on January 27, 2017 when TORM plc drew $126 million on the facility, which matures on March 31, 2022. The main conditions of this financing agreement are in line with the Company's existing loan agreements.
On January 12, 2017, the Board of Directors granted certain employees (the "Participants") Restricted Share Units ("RSU") in the form of restricted stock options. The Board of Directors of TORM has granted the Participants a total of 866,617 RSUs and, subject to vesting, each RSU entitles the holder to acquire one TORM A share. The RSUs will vest over a three-year period, with one third of the grant amount vesting at each anniversary during the three-year period. The exercise price for each TORM A share is DKK 93.6.
The theoretical market value of the RSU allocation is calculated at $1.0 million based on the Black-Scholes model.
In March and April 2017, the Company entered an agreement to sell and lease back three vessels, TORM Helene, TORM Mary and TORM Vita. The Company's liquidity increased by $9.8 million following repayment of debt.
During the first quarter of 2017, we sold TORM Anne (built in 1999), in the second quarter of 2017, we sold TORM Madison and TORM Trinity (both built in 2000) and in the third quarter of 2017 we sold TORM Fox (built in 2005). We sold these four vessels for aggregate proceeds of $32 million and we have delivered the first three vessels to their respective buyers and expect to deliver the last vessel in the third quarter of 2017.
In July and August 2017, TORM has completed two transactions to purchase a total of six MR resale vessels. The first transaction includes four MR resale vessels with expected delivery in 2019. TORM has received firm commitment from Danish Ship Finance to finance the four vessels with 65% of the purchase price. The transaction includes an option to purchase up to four additional MR vessels with expected delivery in late 2019. The second transaction includes two MR resale vessels for delivery in the third quarter of 2017.
The events described in the sections above are deemed to have no material impact on the financial statements for 2016.
Approval of financial statements
The financial statements were approved by the Board of Directors and authorized on September 5, 2017.

NOTE 3 – CONSOLIDATED SEGMENT INFORMATION
	For the year ended December 31, 2016
(USD million)	Tanker segment	Bulk segment	Total allocated	Not allocated	Total

INCOME STATEMENT
Revenue	680.1	-	680.1	-	680.1
Port expenses, bunkers and commissions	(221.9)	-	(221.9)	-	(221.9)
Charter hire	(21.5)	-	(21.5)	-	(21.5)
Operating expenses	(195.2)	-	(195.2)	-	(195.2)
Adjusted gross profit (Net earnings from shipping activities)	241.5	-	241.5	-	241.5

Administrative expenses	-	-	-	(41.4)	(41.4)
Other operating expenses	-	-	-	(0.3)	(0.3)
Share profit/(loss) from joint ventures	-	-	-	0.2	0.2

Impairment losses on tangible and intangible assets	(185.0)	-	(185.0)	-	(185.0)
Depreciation	(122.2)	-	(122.2)	-	(122.2)
Operating profit/(loss)	(65.7)	-	(65.7)	(41.5)	(107.2)

Financial income	-	-	-	2.8	2.8
Financial expenses	-	-	-	(37.3)	(37.3)
Profit/(loss) before tax	(65.7)	-	(65.7)	(76.0)	(141.7)

Tax	-	-	-	(0.8)	(0.8)
Net profit/(loss) for the year	(65.7)	-	(65.7)	(76.8)	(142.5)
	For the year ended December 31, 2015
(USD million)	Tanker segment	Bulk segment	Total allocated	Not allocated	Total

INCOME STATEMENT
Revenue	538.7	1.7	540.4	-	540.4
Port expenses, bunkers and commissions	(169.2)	(0.4)	(169.6)	-	(169.6)
Charter hire	(11.1)	(0.9)	(12.0)	-	(12.0)
Operating expenses	(121.7)	(1.2)	(122.9)	-	(122.9)
Adjusted gross profit (Net earnings from shipping activities)	236.7	(0.8)	235.9	-	235.9

Administrative expenses	-	-	-	(19.5)	(19.5)
Other operating expenses	-	-	-	(6.3)	(6.3)
Share profit/(loss) from joint ventures	-	-	-	0.2	0.2
Impairment losses on tangible and intangible assets	-	-	-	-	-
Depreciation	(67.1)	(0.2)	(67.3)	-	(67.3)
Operating profit/(loss)	169.6	(1.0)	168.6	(25.6)	143.0

Financial income	-	-	-	0.9	0.9
Financial expenses	-	-	-	(16.9)	(16.9)
Profit/(loss) before tax	169.6	(1.0)	168.6	(41.6)	127.0

Tax	-	-	-	(1.0)	(1.0)
Net profit/(loss) for the year	169.6	(1.0)	168.6	(42.6)	126.0
	For the year ended December 31, 2014
(USD million)	Tanker segment	Bulk segment	Total allocated	Not allocated	Total

INCOME STATEMENT
Revenue	179.9	-	179.9	-	179.9
Port expenses, bunkers and commissions	(81.2)	-	(81.2)	-	(81.2)
Charter hire	-	-	-	-	-
Operating expenses	(50.3)	-	(50.3)	-	(50.3)
Adjusted gross profit (Net earnings from shipping activities)	48.4	-	48.4	-	48.4

Administrative expenses	-	-	-	(1.0)	(1.0)
Other operating expenses	-	-	-	(6.5)	(6.5)
Share profit/(loss) from joint ventures	-	-	-	-	-
Impairment losses on tangible and intangible assets	-	-	-	-	-
Depreciation	(24.7)	-	(24.7)	-	(24.7)
Operating profit/(loss)	23.7	-	23.7	(7.5)	16.2

Financial income	-	-	-	-	-
Financial expenses	-	-	-	(3.6)	(3.6)
Profit/(loss) before tax	23.7	-	23.7	(11.1)	12.6

Tax	-	-	-	-	-
Net profit/(loss) for the year	23.7	-	23.7	(11.1)	12.6

In 2014, TORM only had one segment which was the Tanker Segment. In 2015, TORM consisted of two segments: The Tanker and Bulk Segments. TORM purchased and operated two bulk vessels during 2015 (as a result of the Combination) but sold them before year end. Due to the winding down of the Bulk Segment in 2015, only the Tanker Segment remains in 2016.
As the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world, the Group has only one geographical segment.
During 2015, there have been no transactions between the Tanker and the Bulk Segments, and therefore all revenue derives from external customers.
In the Tanker Segment, a major part of the Company's freight revenue is concentrated on a small group of customers. In 2016, one (2015: one, 2014: one) customer in the Tanker Segment accounted for more than 10% of the total freight revenue of the Company. The customer accounted for $86.1 million (2015: $68.2 million, 2014: $22.9 million) of the total freight revenue.
NOTE 4 – STAFF COSTS
	For the year ended December 31,
(USD million)	2016	2015	2014
Total staff costs
Staff costs included in operating expenses	15.7	9.7	-
Staff costs included in administrative expenses	31.0	14.2	-
Total	46.7	23.9	-

Staff costs comprise the following
Wages and salaries	38.1	22.4	-
Share-based compensation	2.0	-	-
Pension costs	3.6	1.4	-
Other social security costs	0.4	0.1	-
Other staff costs	2.6	-
Total	46.7	23.9	-

Employee information
The majority of the staff on vessels are not employed by TORM. Staff costs included in operating expenses relates to the 137 seafarers. The average number of employees is calculated as a full-time equivalent (FTE). The member of our Executive Management is, in the event of termination by the Company, entitled to a severance payment of up to 12 months' salary.

Hereof remuneration to the Board of Directors and salaries to the Management
	Board and Committee Remuneration, Short term
(USD thousands)	2016	2015 (4)	2014
Board of directors
Cheam Directors Limited (1)	-	3	3
Christopher H. Boehringer	237	88	-
Kari Millum Gardarnar (2)(3)	-	31	-
Rasmus Johannes Hoffmann (2)(3)	-	29	-
Flemming Ipsen (2)	-	38	-
Olivier Dubois (2)	-	17	-
Alexander Green (2)	-	19	-
Jon Syvertsen (2)	-	19	-
David Weinstein	131	48	-
Torben Janholt	131	48	-
Göran Trapp	158	58	-
Jeffery Stein (2)(3)	-	7	-
Total	657	405	3

(1)	Former member of the Board of Directors of Njord. Left the Board of Directors due to the reverse acquisition on July 13, 2015.
(2)	Former member of the Board of Directors of Former TORM A/S. Resigned on August 25, 2015.
(3)	Took up position as Board Observer of TORM plc.
(4)	The 2015 figures represent amounts earned subsequent to the Restructuring on July 13, 2015.
Executive Management
	Short-term benefits
(USD thousands)	Salary	Taxable benefits	Annual performance bonus	EBIDA-bonus	Transaction bonus	Total
Jacob Meldgaard
2014, TORM A/S*	-	-	-	-	-	-
2015, TORM A/S*	362	19	144	-	345	870
2016, TORM A/S*	834	42	-	-	-	876
2016, TORM plc*	39	-	-	-	-	39
*Paid by legal entity as noted
LTIP element of Jacob Meldgaard's remuneration package
(USD thousands)	RSU LTIP grant	Exercise price per share	RSU grant value assuming 100% vesting
Jacob Meldgaard	1,276,725	DKK 96.3	USD 3.4 million

Long-Term Incentive Plan – RSUs granted in 2016:
TORM has in accordance with its remuneration policy granted the Executive Director a number of Restricted Share Units ("RSU"). There are no performance conditions associated with this grant of RSUs.
The RSUs granted to the Executive Director will vest over a five-year period, with one fifth of the grant amount vesting at each anniversary during the five-year period. The total value of the RSU allocation is calculated based on the Black-Scholes model and is included in the overall cost estimate for the Company's Long-Term Incentive Program.
The total number of securities granted was 1,276,725 (assuming 100% vesting).
The value of the grant, $3.4 million, is based on the Black- Scholes model and a market value of one TORM A share of DKK 84.05 (the closing price on January 15, 2016 and assuming 100% vesting).
Long-term employee benefit obligations to the Company's key personnel
The obligation comprises an obligation under incentive programs to deliver Restricted Share Units ("RSUs") in TORM plc at a determinable price to the Company's key personnel. The RSUs granted entitles the holder to acquire one TORM A share.
The program was established during 2016 and comprises the following number of shares in TORM plc:
(Thousands)	2016
Outstanding January 1	-
Granted during the period	2,127.4
Exercised during the period	-
Expired during the period	-
Forfeited during the period	-
Outstanding December 31	2,127.4

Exercisable December 31	538.9

The vesting period of the program is three years for key employees and five years for the Executive Director. The exercise price is set to DKK 96.3. The exercise period is six months after the vesting date. The fair value of the options granted in 2016 was determined using the Black-Scholes valuation model and is not material.
NOTE 5 – ADMINISTRATIVE EXPENSES
	For the year ended December 31,
Remuneration to the auditors appointed at the Annual General Meeting	2016	2015	2014
(USD million)
Audit fees	0.4	0.2	0.1
Audit related fees	0.1	0.1	0.0
Tax fees	0.3	0.5	0.1
All other fees	0.7	1.3	0.0
Total	1.5	2.1	0.2

NOTE 6 – INTANGIBLE ASSETS
	For the year ended December 31,
Goodwill	2016	2015	2014
Costs:
Balance as of January 1	11.4	-	-
Additions	-	11.4	-
Balance as of December 31	11.4	11.4	-

Impairment losses:
Balance as of January 1	-	-	-
Impairment losses for the year	11.4	-	-
Balance as of December 31	11.4	-	-

Carrying amount as of December 31	-	11.4	-

Goodwill is related to the reverse acquisition of TORM A/S in 2015 and has been allocated to the Tanker Segment.
Refer to note 8 for information on impairment testing of goodwill.

NOTE 7 - TANGIBLE FIXED ASSETS
	Vessels and Capitalized dry-docking	Pre-payments	Other plant and operating equipment	Total
(USD million)
Cost:
Balance as of January 1, 2014	186.8	-	-	186.8
Additions	343.3	34.7	-	378.0
Balance as of December 31, 2014	530.1	34.7	-	564.8

Depreciation:
Balance as of January 1, 2014	3.2	-	-	3.2
Depreciation for the year	24.7	-	-	24.7
Balance as of December 31, 2014	27.9	-	-	27.9

Carrying amount as of December 31, 2014	502.2	34.7	-	536.9

Of which finance leases	-	-	-	-

Cost:
Balance as of January 1, 2015	530.1	34.7	-	564.8
Additions	112.0	142.5	0.9	255.4
Additions from business combinations	857.4	-	2.5	859.9
Disposals	(18.6)	-	(0.2)	(18.8)
Transferred to vessels/from prepayments	104.6	(104.6)	-	-
Transferred to assets held-for-sale*	(18.0)	-	-	(18.0)
Balance as of December 31, 2015	1,567.5	72.6	3.2	1,643.3

Depreciation:
Balance as of January 1, 2015	27.9	-	-	27.9
Disposals	(18.6)	-	(0.1)	(18.7)
Depreciation for the year	66.5	-	0.8	67.3
Transferred to assets held-for-sale*	(0.3)	-	-	(0.3)
Balance as of December 31, 2015	75.5	-	0.7	76.2

Carrying amount as of December 31, 2015	1,492.0	72.6	2.5	1,567.1

Of which finance leases	13.1	-	-	13.1

Cost:
Balance as of January 1, 2016	1,567.5	72.6	3.2	1,643.3
Additions	40.8	76.9	1.1	118.8
Disposals	(16.3)	-	(1.6)	(17.9)
Transferred to vessels/from prepayments	105.4	(105.4)	-	-
Balance as of December 31, 2016	1,697.4	44.1	2.7	1,744.2

Depreciation:
Balance as of January 1, 2016	75.5	-	0.7	76.2
Disposals	(15.9)	-	(1.6)	(17.5)
Depreciation for the year	120.4	-	1.8	122.2
Balance as of December 31, 2016	180.0	-	0.9	180.9

Impairment:
Balance as of January 1, 2016	-	-	-	-
Impairment losses on tangible fixed assets	173.6	-	-	173.6
Balance as of December 31, 2016	173.6	-	-	173.6

Carrying amount as of December 31, 2016	1,343.8	44.1	1.8	1,389.7

Of which finance leases	12.4	-	-	12.4
* Items transferred to assets held-for sale during the year were subsequently sold during the same year.
Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of $80.4 million (2015: $81.7 million, 2014: $17.3 million).
For information on assets used as collateral security, refer to note 16.
The depreciation expense related to "Other plant and operating equipment" of $1.8 million relates to "Administrative expense" (2015: $0.9 million, 2014: $0 million).
Depreciation and impairment losses on tangible fixed assets on "Vessels" and "Prepayments" relates to "Operating expenses".
Refer to note 8 for information on impairment testing.

NOTE 8 – IMPAIRMENT TESTING
For the year ended December 31, 2016
As of December 31, 2016, Management performed an impairment test of the recoverable amount of significant assets including goodwill within the cash-generating unit — the Tanker Segment.
As of December 31, 2016, the recoverable amount of the Tanker Segment was based on the value in use.
Based on this test, Management concluded that the assets within the Tanker Segment were impaired by $185 million, as the carrying amount exceeded the value in use. The impairment, which was primarily due to the significant fall in expected freight rates during the year, was recognized in the profit and loss in "impairment losses on tangible and intangible assets".
The assessment of the value in use of the Tanker Segment was based on the present value of the expected future cash flows. The overall methodology used for calculating the value in use is unchanged compared to prior years. Accordingly the freight rate estimates in the period 2017-2019 are based on the Company's business plans. Beyond 2019, the freight rates are based on the 10-year historical average market rates, amended to reduce strong rates in 2007 and also adjusted for inflation.
The discount rate is based on a Weighted Average Cost of Capital (WACC) of 8.8% as of December 31, 2016 (2015: 8.3%). WACC is calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.
As of December 31, 2016, the amended 10-year historical average spot freight rates are as follows:
•	LR2 USD/day 20,176 (2015: USD/day 21,975)
•	LR1 USD/day 17,124 (2015: USD/day 18,900)
•	MR USD/day 15,118 (2015: USD/day 16,948)
•	Handysize USD/day 15,203 (2015: USD/day 17,868)
Operating expenses and administrative expenses are estimated based on TORM's business plans for the years 2017-2019. Beyond 2019, operating expenses and administrative expenses are adjusted for 2% inflation.
The product tankers are expected to generate normal income for 25 years. Given the current age profile of the tanker fleet, the average remaining life would be approximately 14 years.
The inflation rate is based on the US Federal Reserve and European Central Bank (ECB) inflation target over the medium term and is set to 2%.
Management believes that these major assumptions are reasonable.
The calculation of the value in use is sensitive to changes in the key assumptions which are related to the future developments in freight rates, the WACC applied as discounting factor in the calculations and the development in operating expenses. All other things being equal, the sensitivities to the value in use have been assessed as follows:
•	A decrease in tanker freight rates of USD/day 1,000 would result in a further decline of $228 million
•	An increase in WACC of 1.0% would result in a further decline of $105 million
•	An increase in operating expenses of 10.0% would result in a further decline of $174 million
•	A decrease in inflation rate of 0.5 percentage points would result in a further decline of $15 million

However, if these sensitivities had been applied to the impairment test as of December 31, 2016, the maximum additional impairment would be $91 million as the recoverable amount is to be assessed as the higher of value in use and the fair value less cost to sell.
As outlined above, the impairment test has been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up. The market value based on broker values of TORM's vessels including the order book and remaining committed capital expenditures (CAPEX) on newbuildings was $1,297 million, which is $91 million below the carrying amount following the impairment charges being recorded.
For the year ended December 31, 2015
As of December 31, 2015, Management performed an impairment test of the recoverable amount of significant assets including goodwill within the cash-generating unit — the Tanker Segment.
As of December 31, 2015, the assessment of the recoverable amount of the Tanker Segment was based on the fair value less costs to sell the individual assets and liabilities making up the segment. Based on this test, Management concluded that the assets within the Tanker Segment were not impaired as of December 31, 2015.
In the assessment of the fair value less costs to sell the vessels making up the majority of the assets, Management included a review of vessel market values calculated as the average of valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The fair value is based on the assumption that the vessels are in good and seaworthy condition and with prompt, charter-free delivery.
The fair value less costs to sell the vessels is determined to be within level 3 of the fair value hierarchy.
As of December 31, 2015, the fair value less cost to sell the individual assets and liabilities of the Tanker Segment exceeds the carrying value including goodwill of the segment. As such, goodwill and other assets including vessels are not impaired as of December 31, 2015.
For the year ended December 31, 2014
As of December 31, 2014, Management performed an impairment test of the recoverable amount of significant assets including goodwill within the cash-generating unit — the Tanker Segment.
As of December 31, 2014, the assessment of the recoverable amount of the Tanker Segment was based on fair value less costs to sell the individual assets and liabilities making up the segment. Based on this test, Management concluded that the assets within the Tanker Segment were not impaired as of December 31, 2014.
In the assessment of the fair value less costs to sell the vessels making up the majority of the assets, Management included a review of vessel market values calculated as the average of valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The fair value is based on the assumption that the vessels are in good and seaworthy condition and with prompt, charter-free delivery.
The fair value less costs to sell the vessels is determined to be within level 3 of the fair value hierarchy.

NOTE 9 - FINANCIAL INCOME AND EXPENSES
	For the year ended December 31,
(USD million)	2016	2015	2014
Financial income
Interest income from cash and cash equivalents *	0.2	0.3	-
Exchange rate adjustments, including net gain from forward exchange rate contracts	2.6	0.6	-
Total	2.8	0.9	-

Financial expenses
Interest expenses on mortgage and bank debt*	29.6	15.0	3.6
Exchange rate adjustments, including net loss from forward exchange rate contracts	2.5	0.6	-
Other financial expenses	5.2	1.3	-
Total	37.3	16.9	3.6
* Interest for financial assets and liabilities not at fair value through profit and loss.
NOTE 10 – FREIGHT RECEIVABLES
	As of December 31,
	2016	2015	2014
(USD million)
Analysis as of December 31, of freight receivables:
Neither past due nor impaired	28.7	40.3	16.1

Past due not impaired:
Due less than 30 days	13.0	22.8	3.9
Due between 30 and 180 days	18.7	16.4	15.2

Past due and fully / partially impaired:
Due more than 180 days	4.7	5.3	-
Total gross	65.1	84.8	35.2
Provision for impairment of freight receivables	2.6	1.7	-
Total net	62.5	83.1	35.2

As of December 31, 2016, freight receivables included receivables at a value of $0.6 million (2015: $1.9 million, 2014: $0.0 million), that are individually determined to be impaired to a value of $0.5 million (2015: $0.2 million, 2014: $0.0 million).
Movements in provisions for impairment of freight receivables during the year are as follows:
	As of December 31,
(USD million)	2016	2015	2014
Provisions for impairment of freight receivables
Balance as of January 1	1.7	-	-
Addition from business combinations	-	1.9	-
Provisions for the year	1.9	0.5	-
Provisions reversed during the year	(1.0)	(0.7)	-
Provisions utilized during the year	-	-	-
Balance as of December 31	2.6	1.7	-
Provisions for impairment of freight receivables have been recognized in the income statement under "Port expenses, bunkers and commissions".
No trade and other receivable was past-due as at December 31, 2014.

NOTE 11 – OTHER RECEIVABLES
	As of December 31,
Other receivables	2016	2015	2014
(USD million)
Partners and commercial managements	0.5	0.3	-
Derivative financial instruments	3.3	1.6	-
Tax receivables	1.1	1.7	-
Other	3.2	2.1	0.8
Balance as of December 31	8.1	5.7	0.8
No significant other receivables are past due or impaired.
NOTE 12 – TAX
	For the year ended December 31,
(USD million)	2016	2015	2014
Tax
Current tax for the year	1.2	1.3	-
Adjustments related to previous years	(0.3)	(0.2)	-
Adjustment of deferred tax asset	(0.1)	(0.1)	-
Total	0.8	1.0	-

The majority of the Group's taxable income is located in Denmark and therefore the majority of the tax base is subject to Danish tax legislation. As such, the Group has elected to participate in the Danish tonnage tax scheme; participation is binding until December 31, 2025.
The Group expects to participate in the tonnage tax scheme after the binding period and, at a minimum, to maintain an investing and activity level equivalent to the time of entering the tonnage tax scheme.
Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation and accordingly an effective rate reconciliation has not been provided as it would not provide any meaningful information. Instead, the taxable income is calculated from:
•	The net tonnage of the vessels used to generate the income from shipping activities
•	A rate applicable to the specific net tonnage of the vessel based on a sliding scale
Due to the provisions of the tonnage tax scheme, the effective tax rate of the Group is -0.6% (2015: 0.8%, 2014: 0.0%).
	As of December 31
(USD million)	2016	2015	2014
Deferred tax liability
Balance at January 1	45.1	-	-
Addition from business combination	-	45.2	-
Deferred tax for the year	(0.1)	(0.1)	-
Balance as of December 31	45.0	45.1	-
Essentially all deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme.
The Group operates in a wide variety of jurisdictions, in some of which the tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group's activities. Whilst the Group considers that it operates in accordance with applicable tax law, there are potential tax exposures in respect of its operations, the impact of which cannot be reliably estimated but could be material.

NOTE 13 - COMMON SHARES
	As of December 31,
	2016	2015	2014

A shares	62,298,846	63,836,249	63,836,249
B shares	1	1	1
C shares	1	1	1
Total	62,298,848	63,836,251	63,836,251
For accounting purposes and due to the Corporate Reorganization, the common shares have been adjusted retrospectively to reflect the issued capital and common shares of TORM plc amounting to $0.4 million as per January 1, 2014.
A shares are listed on Nasdaq Copenhagen and are publicly available for trading. Each A share carries one vote at the Annual General Meeting and gives the shareholder right to dividends, liquidation proceeds or other distributions. The A shares carries no other rights or obligations.
The B share has one vote at the general meeting, has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds or other distributions from TORM. The holder of the B share has the right to elect one member to the Board of Directors (being the Deputy Chairman), up to three alternates as well as one Board Observer. The B share cannot be transferred or pledged, except for a transfer to a replacement trustee.
The C share represents 350,000,000 votes at the general meeting in respect of certain Specified Matters, including election of members to the Board of Directors (including the Chairman but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The C share has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds or other distributions from TORM. The C share cannot be transferred or pledged, except to an affiliate of Njord Luxco.
The B share and the C share are redeemable by TORM in the event that (i) TORM has received written notification from Njord Luxco (or its affiliates) that Njord Luxco and its affiliates (as defined in the Articles of Association) hold less than 1/3 in aggregate of TORM's issued and outstanding shares, (ii) five business days have elapsed from the Board of Directors' receipt of such written notice either without any Board member disputing such notice or with at least 2/3 of the Board members confirming such notice, and (iii) both of the B share and the C share are redeemed at the same time.
Issued warrants (RSUs)
Key management participates in an LTIP program which gives the right to buy TORM shares at a predefined share price. Refer to note 4.
Treasury shares
(USD million)	Number of shares			Nominal values			% of share capital
Treasury shares	2016	2015	2014	2016	2015	2014	2016	2015	2014
Balance as of January 1	15.3	-	-	-	-	-	0.2	-	-
Additions	312.9	15.3	-	-	-	-	0.5	0.2	-
Cancellations	(15.3)	-	-	-	-	-	(0.2)	-	-
Disposals	-	-	-	-	-	-	-	-	-
Balance as of December 31	312.9	15.3	-	-	-	-	0.5	0.2	-
The total consideration for the treasury shares was $2.9 million (2015: $0.2 million, 2014: $0.0 million). At December 31, 2016, the Company's holding of treasury shares represented 312,871 shares (2015: 15,319 shares, 2014: 0 shares) of $0.01 each at a total nominal value of $0.0 million (2015: $0.0 million, 2014: $0.0 million) and a market value of $2.8 million (2015: $0.2 million, 2014: $0.0 million).

NOTE 14 – OTHER LIABILITIES
	As of December 31,
	2016	2015	2014
(USD million)
Partners and commercial managements	2.0	3.3	-
Accrued operating expenses	5.2	13.1	-
Accrued interest	5.8	4.7	-
Wages and social expenses	14.6	17.0	0.2
Derivative financial instruments	4.8	0.2	-
Payables to joint ventures	0.1	0.1	-
Acquired time charter contracts	-	0.2	-
Other	0.5	3.5	1.2
Balance as of December 31	33.0	42.1	1.4

Please refer to note 21 for further information on fair value hierarchies.

NOTE 15 – EFFECTIVE RATE AND OUTSTANDING MORTGAGE DEBT AND BANK LOANS
In July 2015, TORM completed the Corporate Restructuring. This resulted in a new Term Facility I of $470 million and a Working Capital Facility of $75 million both expiring in 2021. Furthermore, TORM has a debt facility with Danish Ship Finance totaling $202 million, the tranches of which expire in 2019, 2021 and 2022. In 2017 and 2018, TORM will take delivery of four new LR2 vessels. The Export Import Bank of China (CEXIM) has committed funding of up to $115 million in a 12-year facility to finance these newbuildings. As of December 31, 2016, no drawdowns had been made on the CEXIM Facility or the Working Capital Facility.
Refer to note 2 for further information on the Company's liquidity and capital resources and note 19 and 20 for further information on interest rate swaps and financial risks.
The table below shows the effective interest rate and the value of the outstanding mortgage debt and bank loans.
		2016				2015					2014
(USD million)	Fixed/ Floating	Maturity	Effective interest		Carrying value**	Maturity	Effective interest		Carrying value**	Maturity	Effective interest	Carrying value**
Loan
USD	Floating	2019	4.6	%*	109.4	2019	4.1	%*	125.7	2019	4.9%	141.9
USD	Floating	2021	4.6	%*	62.2	2019	4.1	%*	26.0	-	-	-
USD	Floating	2021	4.6	%*	470.0	2021	4.3	%*	548.9	-	-	-
USD	Floating	2022	4.8	%*	30.0	2021	4.4	%*	66.6	-	-	-
Weighted average effective interest rate			4.6	%*			4.3	%*				4.9%
Carrying value					671.6				767.2			141.9
Current					76.3				49.3			16.2
Non-current					595.3				718.9			125.7
* Effective interest rate includes deferred and amortized bank fees.
** The carrying value of the groups mortgage debt and bank loans approximate their fair value due to the short-term nature of fixings.
The fair value of mortgage debt and bank loans is calculated as the present value of expected future repayments and interest payments.

NOTE 16 – COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS
The total carrying amount of vessels that have been provided as security amounts to $1,115 million at December 31, 2016 (2015: $1,329 million, 2014: $216 million).
NOTE 17 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES
The guarantee commitments of the Group are less than $0.1 million and relate to guarantee commitments to the Danish Shipowners' Association (2015: $0.1 million, 2014: $0.0 million).
The Group is involved in some legal proceedings and disputes. It is Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations and cash flows.
NOTE 18 – CONTRACTUAL OBLIGATIONS AND RIGHTS
TORM has various contractual obligations and commercial commitments to make future payments including lease obligations, purchase commitments, interest payments and repayment of mortgage debt and bank loans.
The following table summarizes the Company's contractual obligations:
As of December 31, 2016:
	2017	2018	2019	2020	2021	Thereafter	Total
(USD million)
Mortgage debt and bank loans(1)	75.9	75.1	137.5	59.7	306.5	16.9	671.6
Interest payments related to scheduled interest fixing	18.8	14.4	12.0	10.0	7.1	-	62.3
Estimated variable interest payments(2)	8.9	10.6	9.6	6.8	4.5	0.8	41.2
Finance lease liabilities(3)	13.6	-	-	-	-	-	13.6
Interest element regarding finance lease	0.8	-	-	-	-	-	0.8
Newbuilding installments and exercised purchase options(4)	62.4	86.4	-	-	-	-	148.8
Chartered-in vessels (Operating lease)(5)	10.3	3.2	-	-	-	-	13.5
Derivative financial liabilities*	4.8	-	-	-	-	-	4.8
Other operating leases(6)	2.1	1.8	1.2	0.2	-	-	5.3
Trade payables and other liabilities	48.9	-	-	-	-	-	48.9
Total	246.5	191.5	160.3	76.7	318.1	17.7	1,010.8
* included in "Other liabilities"

TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter.

The following table summarizes the Company's contractual rights:
	2017	2018	2019	2020	2021	There-after	Total
(USD million)
Contractual rights – as lessor:
Charter hire income for vessels (7)	46.1	46.5	4.7	-	-	-	97.3
Total	46.1	46.5	4.7	-	-	-	97.3

1)	The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of $2.0 million (2015: $1.0 million), which are amortized over the term of the loans.
2)	Variable interest payments are estimated based on the forward rates for each interest period.
3)	One leasing agreement includes a purchase liability at expiry of the leasing period in 2017.
4)	As of December 31, 2016, TORM had four contracted newbuildings (2015: seven, 2014: six) to be delivered during 2017-2018.
5)
Leases have been entered into with a mutually non-cancelable lease period of up to eight years. Certain leases include a profit sharing element implying that the actual charter hire may be higher. The average period until redelivery of the vessels is 0.9 years (2015: 1.9 years, 2014: 0.0 years). The leasing expense for 2016 amounts to $21.5 million and is recognized under "Charter hire".

6)
Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as IT-related contracts. The leasing expense for 2016 amounts to $2.2 million and is recognized under "Administrative expenses".

7)	Charter hire income for vessels on time charter and bareboat charter is recognized under "Revenue". The average period until redelivery of the vessels is 2.1 year (2015: 0.6 year, 2014: 0.1 year).
NOTE 19 – DERIVATIVE FINANCIAL INSTRUMENTS
	Fair value as of December 31,
	2016	2015	2014
(USD million)
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements	(0.1)	-	-
Bunker swaps	0.8	(0.2)	-

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts	(4.6)	0.8	-
Interest rate swaps	2.4	0.8	-
Total	(1.5)	1.4	-

Of which included in:

Current assets
Other receivables	3.3	1.6	-

Current liabilities
Other liabilities	(4.8)	(0.2)	-
Total	(1.5)	1.4	-

Bunker swaps and forward freight agreements with a fair value of $0.8 million (net) of a previously fixed hedge will be recognized in the income statement in 2017 (2016: USD$0.2 million, 2015: $0.0 million).
Forward exchange contracts with a fair value of $4.6 million are designated as hedge accounting relationships entered into to hedge a part of TORM's payments in 2017 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 336.4 million (2015: DKK 235.1 million, 2014: DKK 0.0 million).
Interest rate swaps with a fair value of $2.4 million are designated as hedge accounting to hedge a part of TORM's interest payments during the period 2016 to 2021, with a notional value of $373.8 million (2015: $382.3 million, 2014: $0.0 million).
The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in income statements and equity in 2016, 2015 and 2014.
		Income statement
2016 (USD million)	Revenue	Port expenses, bunkers and commissions	Financial items	Equity hedging reserves
Forward freight agreements	(0.1)	-	-	(0.2)
Bunker swaps	-	-	-	0.8
Forward exchange contracts	-	-	0.1	(2.6)
Interest rate swaps	-	-	(2.9)	2.4
Total	(0.1)	-	(2.8)	0.4

2015
Forward freight agreements	0.6	-	-	-
Bunker swaps	-	(0.9)	-	(0.2)
Forward exchange contracts	-	-	-	0.8
Interest rate swaps	-	-	-	0.8
Total	0.6	(0.9)	-	1.4

2014
Forward freight agreements	-	-	-	-
Bunker swaps	-	-	-	-
Forward exchange contracts	-	-	-	-
Interest rate swaps	-	-	-	-
Total	-	-	-	-

NOTE 20 - RISKS ASSOCIATED WITH TORM'S ACTIVITIES
The risks can generally be divided into four main categories: 1) Long-term strategic risks, 2) Industry and market-related risks, 3) Operational and compliance risks and 4) Financial risks.
The risks described under each of the four categories are considered to be among the most significant risks for TORM within each category.
1) LONG-TERM STRATEGIC RISK
Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks and develop necessary capabilities to exploit opportunities created by the same risks.

2) INDUSTRY AND MARKET-RELATED RISKS
Industry and market-related risk factors relate to changes in the markets and in the political, economic and physical environment that Management cannot control such as freight rates and vessel and bunker prices.
FREIGHT RATE FLUCTUATIONS
The Company's income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes freight rates on such voyages.
It is the Company's strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings historically have been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different routes may vary substantially. However, TORM is aiming at reducing the sensitivity to the volatility of such specific freight rates by actively seeking the optimal geographical positioning of the fleet and by optimizing the service offered to customers.
Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months. In addition, TORM uses financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months forward, based on market expectations and in accordance with the Company's risk management policies. In 2016, 10% (2015: 5%, 2014: 0%) of freight earnings deriving from the Company's tankers was secured in this way. Physical time charter contracts accounted for 83% (2015: 95%, 2014: 100%) of overall hedging. In 2016, the Company sold FFAs with a notional contract value of $12 million (2015: $6 million, 2014: $0 million) and bought FFAs with a notional contract value of $3 million (2015: $4 million, 2014: $0 million). The total notional contract volume sold in 2016 was 781,000 metric tons (2015: 215,000 metric tons, 2014: 0 metric tons) and the total notional volume bought was 190,000 metric tons (2015: 142,000 metric tons, 2014: 0 metric tons). At the end of 2016, the coverage for 2017 was 12% (2015: 8%, 2014: 0%).
FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties and other internal control procedures.
All things being equal and to the extent the Company's vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following change in profit before tax based on the expected number of earning days for the coming financial year:
Sensitivity to changes in freight rates	2017	2016	2015
(USD million)
Increase in freight rates of USD/day 1,000:
Changes in profit before tax	25.0	26.7	6.1
Changes in equity	25.0	26.7	6.1

SALES AND PURCHASE PRICE FLUCTUATIONS
As an owner of 77 vessels, TORM is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of December 31, 2016, the carrying value of the fleet was $1,344 million (2015: $1,492 million, 2014: $502 million). Based on broker valuations, TORM's fleet excluding undelivered newbuildings had a market value of $1,260 million as of December 31, 2016 (2015: $1,626 million, 2014: $513 million). During 2016, TORM has increased its fleet by three new product tankers. Furthermore, TORM has four vessels on order for delivery in 2017-2018.

BUNKER PRICE FLUCTUATIONS
The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 50% of the total voyage costs in 2016 (2015: 57%, 2014: 69%) and is by far the biggest single cost related to a voyage.
TORM is exposed to fluctuations in bunker prices that are not reflected in the freight rates achieved by the Company. To reduce this exposure, TORM hedges part of its bunker requirements with oil derivatives.
Bunker trade is subject to specific risk policies and guidelines approved by the Risk Committee including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.
TORM applies hedge accounting to all bunker hedge contracts.
In 2016, TORM covered 1.6% (2015: 0.7%, 2014: 0.0%) of its bunker requirements using hedging instruments.
All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following change in expenditure based on the expected bunker consumption in the spot market:
Sensitivity to changes in the bunker prices	2017	2016	2015
(USD million)
Increase in the bunker prices of 10% per ton:
Changes in profit before tax	(15.6)	(12.8)	(5.6)
Changes in equity	(15.6)	(12.8)	(5.6)

3) OPERATIONAL AND COMPLIANCE RISKS
Operational risks are risks associated with the ongoing operations of the business and include risks such as safe operation of vessels, availability of experienced seafarers and staff, terrorism, piracy and insurance and counterparty risk.
INSURANCE COVERAGE
In the course of the fleet's operation, various casualties, accidents and other incidents may occur that may result in financial losses for TORM. For example, national and international rules, regulations and conventions mean that the Company may incur substantial liabilities in the event that a vessel is involved in an oil spill or emission of other environmentally hazardous agents.
In order to reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad coverage of risk in relation to the operation of vessels and transportation of cargo, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss and war. All TORM's owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. It is TORM's policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies, along with two P&I clubs, to diversify risk. The P&I clubs are member of the internationally recognized collaboration, International Group of P&I clubs, and the Company's vessels are each insured for the maximum amounts available in the P&I system. At the end of 2016, the aggregate insured value of hull and machinery and interest for TORM's owned vessels amounted to $1.6 billion (2015: $2.0 billion, 2014: $0.7 billion).

COUNTERPARTY RISK
Counterparty risk is an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparties not being able to fulfill their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default. The Company has close focus on its risk policies and procedures to ensure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situations are brought to Management's attention.
The Company's counterparty risks are primarily associated with:
•	Receivables, cash and cash equivalents
•	Contracts of affreightment with a positive fair value
•	Derivative financial instruments and commodity instruments with positive fair value
Receivables, cash and cash equivalents
The majority of TORM's customers are companies that operate in the oil industry. It is assessed that these companies are subject to the same risk factors as those identified for TORM.
A major part of the Company's freight revenues stems from a small group of customers. One customer accounted for 12.6% (2015: 12.6%, 2014: 12.7%) of the freight revenues in 2016. The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel's cargo has been discharged. For new and smaller customers, the Company's credit risk is limited as freight is usually paid prior to the cargo's discharge, or, alternatively, that a suitable bank guarantee is placed in lieu thereof.
As a consequence of the payment patterns mentioned above, the Company's receivables primarily consist of receivables from voyages in progress at year-end and, to a lesser extent, of outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of demurrage, the Company's average stands at 96.8% (2015: 96%, 2014: 99%), which is considered to be satisfactory given the differences in interpretation of events. In 2016, demurrage represented 15.0% (2015: 17.7%, 2014: 8.3%) of the total freight revenues.
Excess liquidity is placed on deposit accounts with major banks with strong and acceptable credit ratings or invested in secure papers such as American or Danish government bonds. Cash is invested with the aim of getting the highest possible yield while maintaining a low counterparty risk and adequate liquidity reserves for possible investment opportunities or to withstand a sudden drop in freight rates.
Derivative financial instruments and commodity instruments
In 2016, 93% (2015: 100%, 2014: not applicable) of TORM's forward freight agreements (FFAs) and fuel swaps were cleared through NASDAQ, effectively reducing counterparty credit risk by daily clearing of balances. Over the counter fuel swaps have restrictively been entered into with major oil companies, banks or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives.  All such derivatives were done with investment grade counterparties.
4) FINANCIAL RISKS
Financial risks relate to the Company's financial position, financing and cash flows generated by the business, including foreign exchange risk and interest rate risk. The Company's liquidity and capital resources are described in Note 2.

FOREIGN EXCHANGE RISK
TORM uses USD as its functional currency because the majority of the Company's transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR and SGD and relates to administrative and operating expenses.
The part of the Company's expenses that are denominated in currencies other than USD accounts for approximately 99% (2015: 98%, 2014: 0%) for administrative expenses and approximately 27% (2015: 26%, 2014: 0%) for operating expenses. Approximately 74% (2015: 55%, 2014: 0%) of TORM's administrative and operating expenses in DKK and EUR in 2017 are hedged through FX forward contracts. TORM assumes identical currency risks arising from exposures in DKK and EUR. Other significant cash flows in non-USD-related currencies occur occasionally, including certain purchase obligations denominated in JPY.
All things being equal, a change in the USD/DKK and USD/EUR exchange rate of 10% would result in a change in profit before tax and equity as follows:
Sensitivity to changes in the USD/DKK and USD/EUR exchange rate	2017	2016	2015
(USD million)
Effect of a 10% increase of DKK and EUR:
Changes in profit before tax	(1.7)	(2.8)	-
Changes in equity	(1.7)	(2.8)	-
INTEREST RATE RISK
TORM's interest rate risk generally relates to interest-bearing mortgage debt and bank loans. All the Company's loans for financing vessels are denominated in USD, and all are floating rate loans. At the end of 2016, TORM has fixed 68% of the interest exposure for 2017 (2015: 65%, 2014: 25%). The fixing is a result of floating rate loans where Libor 3 or Libor 6 was fixed in 2016 into 2017 and interest hedging through interest rate swaps.
All things being equal, a change in the interest rate level of 1% point will result in a change in the interest rate expenses as follows:
Sensitivity to changes in interest rates	2017	2016	2015
(USD million)
Effect of a 1% point increase in interest rates:
Changes in profit before tax	(2.5)	(3.3)	(1.4)
Changes in equity	6.8	9.5	(1.4)
TORM's interest-bearing debt decreased from year-end 2015 to year-end 2016 by $95 million (2015: increase of $639 million, 2014: increase of 142 million) to $672 million (2015: $767 million, 2014: $142 million).
NOTE 21 - FINANCIAL INSTRUMENTS
FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET
Below shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into Levels 1 to 3 based on the degree to which the fair value is observable.
•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities

•
Level 2 fair value measurements are those derived from input other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input)
METHODS AND ASSUMPTIONS IN DETERMINING FAIR VALUE OF FINANCIAL INSTRUMENTS
Derivative part of other receivables and other payables
The fair value of derivatives in other receivables and other payables is measured using accepted valuation methods with input variables such as yield curves, forward curves, spreads, etc. The valuation methods discount the future fixed and estimated cash flows and valuation of any option elements.
	2016
USD million	Quoted prices (Level 1)	Observable input (Level 2)	Unobservable input (Level 3)	Carrying value
CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:

Loans and receivables
Freight receivables, amortized cost*	-	-	-	62.5
Other receivables, amortized cost	-	-	-	7.2
Other receivables, fair value	-	3.3	-	-
Cash and cash equivalents, amortized cost*	-	-	-	76.0
Total	-	3.3	-	145.7

Financial liabilities
Mortgage debt and bank loans, amortized cost**	-	-	-	669.6
Finance lease liabilities, amortized cost*	-	-	-	13.6
Trade payables, amortized cost*	-	-	-	28.5
Other liabilities, amortized cost*	-	-	-	28.3
Other liabilities, fair value	-	4.8	-	4.8
Total	-	4.8	-	744.8

	2015
USD million	Quoted prices (Level 1)	Observable input (Level 2)	Unobservable input (Level 3)	Carrying value
CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES:

Loans and receivables
Freight receivables, amortized cost*	-	-	-	83.1
Other receivables, amortized cost	-	-	-	2.5
Other receivables, fair value	-	1.6	-	1.6
Cash and cash equivalents, amortized cost*	-	-	-	168.3
Total	-	1.6	-	255.5

Financial liabilities
Mortgage debt and bank loans, amortized cost**	-	-	-	766.2
Finance lease liabilities, amortized cost*	-	-	-	13.5
Trade payables, amortized cost*	-	-	-	22.3
Other liabilities, amortized cost*	-	-	-	24.6
Other liabilities, fair value	-	0.2	-	0.2
Total	-	0.2	-	827.0

	2014
USD million	Quoted prices (Level 1)	Observable input (Level 2)	Unobservable input (Level 3)	Carrying value
CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES:

Loans and receivables
Freight receivables, amortized cost*	-	-	-	35.2
Other receivables, amortized cost*	-	-	-	0.8
Cash and cash equivalents, amortized cost*	-	-	-	38.0
Total	-	-	-	74.0

Financial liabilities
Mortgage debt and bank loans, amortized cost**	-	-	-	141.5
Trade payables, amortized cost*	-	-	-	11.9
Other liabilities, amortized cost*	-	-	-	1.3
Total	-	-	-	154.7
* Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.
** Refer to note 15.
There have been no transfers between level 1 and 2.
NOTE 22 - RELATED PARTY TRANSACTIONS
The Company's controlling shareholder is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is Njord Luxco.
Shareholders' contribution and dividends paid are disclosed in the consolidated statement of changes in equity.
The remuneration of key management personnel, which consists of the Board of Directors and Executive Director, is disclosed in note 4.
NOTE 23 - NON-CURRENT ASSETS SOLD DURING THE YEAR
There has been no sale of non-current assets in 2016 or 2014.
During 2015, TORM sold its two remaining bulk vessels for $18 million in connection with the wind-down of the Company's bulk activities. Both vessels were delivered to the new owners during 2015. The sales did not result in any gain or losses.
NOTE 24 – CASH FLOWS
Reversal of other non-cash movements
	For the year ended December 31,
	2016	2015	2014
(USD million)
Amortization of acquired assets and liabilities	(0.1)	(0.7)	-
Exchange rate adjustments	(2.4)	(0.1)	-
Share-based payments	2.0	-	-
Equity transactions in relation to Corporate Reorganization	(6.4)	-	-
Other adjustments	(0.2)	-	-
Total	(7.1)	(0.8)	-

Change in bunkers, receivables and payables etc.:
	For the year ended December 31,
	2016	2015	2014
(USD million)
Change in bunkers	(6.1)	15.6	(8.8)
Change in receivables	18.1	6.1	(27.1)
Change in prepayments	2.7	4.9	1.5
Change in trade payables and other liabilities	(5.4)	(11.9)	14.0
Adjusted for fair value changes of derivative financial instruments	(1.0)	2.2	-
Total	8.3	16.9	(20.4)

NOTE 25 - ENTITIES IN THE GROUP
The detailed list of the consolidated entities is as follows:
Name of the company	Country	% Control	% Interest	Consolidation method

TORM plc	United Kingdom	Parent	Parent	Full
TORM A/S (1)	Denmark	100%	100%	Full
DK Vessel HoldCo GP ApS (1)	Denmark	100%	100%	Full
DK Vessel HoldCo K/S (1)	Denmark	100%	100%	Full
OCM (Gibraltar) Njord Midco Ltd	Gibraltar	100%	100%	Full
OCM Singapore Njord Holdings Agnes, Pte. Ltd (5)	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Alice, Pte. Ltd	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Aslaug, Pte. Ltd (5)	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Almena, Pte. Ltd	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Amalie, Pte. Ltd (5)	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore	100%	100%	Full
OCM Singapore Njord Holdings St. Michaelis, Pte. Ltd	Singapore	100%	100%	Full
OCM Singapore Njord Holdings St. Gabriel, Pte. Ltd	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Gorm, Pte. Ltd	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Harald, Pte. Ltd (4)	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Knut, Pte. Ltd	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Valdemar, Pte. Ltd	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Leif, Pte. Ltd	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Rolf, Pte. Ltd	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Agnete, Pte. Ltd	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Alexandra, Pte. Ltd	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Anabel, Pte. Ltd (5)	Singapore	100%	100%	Full
OCM Singapore Njord Holdings Arawa, Pte. Ltd (5)	Singapore	100%	100%	Full
OCM Holdings Mrs Inc.	Marshall Islands	100%	100%	Full
OCM Njord Anne Inc.	Marshall Islands	100%	100%	Full
OCM Njord Freya Inc.	Marshall Islands	100%	100%	Full
OCM Njord Gerd Inc.	Marshall Islands	100%	100%	Full
OCM Njord Gertrud Inc.	Marshall Islands	100%	100%	Full
OCM Njord Gunhild Inc.	Marshall Islands	100%	100%	Full
OCM Njord Helene Inc.	Marshall Islands	100%	100%	Full
OCM Njord Helvig Inc.	Marshall Islands	100%	100%	Full
OCM Njord Ingeborg Inc.	Marshall Islands	100%	100%	Full
OCM Njord Mary Inc.	Marshall Islands	100%	100%	Full
OCM Njord Ragnhild Inc.	Marshall Islands	100%	100%	Full
OCM Njord Thyra Inc.	Marshall Islands	100%	100%	Full
OCM Njord Valborg Inc.	Marshall Islands	100%	100%	Full
OCM Njord Vita Inc.	Marshall Islands	100%	100%	Full
OMI Holding Ltd. (1)	Mauritius	100%	100%	Full
Torghatten & TORM Shipowning ApS (1)(4)	Denmark	100%	100%	Full
TORM Brasil Consultoria em Transporte Maritimo LTDA (1)(3)	Brazil	100%	100%	Full
TORM Crewing Service Ltd.(1)	Bermuda	100%	100%	Full
TORM Shipping India Private Limited (1)	India	100%	100%	Full
TORM Singapore Pte. Ltd. (1)	Singapore	100%	100%	Full
TORM USA LLC (1)	United States	100%	100%	Full
TT Shipowning K/S (1)(4)	Denmark	100%	100%	Full
VesselCo 1 K/S (1)	Denmark	100%	100%	Full
VesselCo 2 Pte. Ltd. (1)(3)
VesselCo 3 K/S (1)	Denmark	100%	100%	Full
VesselCo 4 Pte. Ltd. (1)(3)
VesselCo 6 Pte. Ltd. (1)	Singapore	100%	100%	Full
VesselCo 7 Pte. Ltd. (1)	Singapore	100%	100%	Full
VesselCo 8 Pte. Ltd. (1)	Singapore	100%	100%	Full
VesselCo 9 Pte. Ltd. (2)	Singapore	100%	100%	Full
VesselCo 10 Pte. Ltd. (2)	Singapore	100%	100%	Full
VesselCo 11 Pte. Ltd. (2)	Singapore	100%	100%	Full
TORM SHIPPING (PHILS.), INC. (1)	Philippines	100%	25%	Full
VesselCo A ApS (1)	Denmark	100%	100%	Full
VesselCo C ApS (1)	Denmark	100%	100%	Full

(1) Entities added in the financial year ended December 31, 2015.
(2) Entities added in the financial year ended December 31, 2016.
(3) Entities dissolved in the financial year ended December 31, 2015.
(4) Entities dissolved in the financial year ended December 31, 2016.
(5) Entities dissolved during subsequent period

Interest in legal entities included as joint ventures:

			2016
Entity	Ownership	Country	Profit and loss from continuing operations	Other operating income	Total comprehensive income

Long Range 2 A/S (1)	50%	Denmark	-	-	-
LR2 Management K/S (1)	50%	Denmark	-	-	-

NOTE 26 – EARNINGS AND DIVIDEND PER SHARE
Earnings per share:
	For the year ended December 31,
	2016	2015	2014

Net profit/(loss) for the year (USD million)	(142.5)	126.0	12.6

Million shares
Average number of shares	63.1	51.7	32.5
Average number of treasury shares	(0.2)	-	-

Average number of shares outstanding	62.9	51.7	32.5
Dilutive effect of outstanding share options	-	-	-
Average number of shares outstanding incl. dilutive effect of share options	62.9	51.7	32.5

Basic earnings/(loss) per share (USD)	(2.3)	2.4	0.4
Diluted earnings/(loss) per share (USD)	(2.3)	2.4	0.4
When calculating diluted earnings/loss per share for 2016, RSU's have been omitted as they are out-of-the-money and thus antidilutive, but the RSU's may potentially dilute earnings per share in the future. See also note 4 for information related to share options.
Dividend per share:

	For the year ended December 31,
	2016	2015	2014

Dividend for the year (USD million)	25.0	-	1.1

Number of shares, end of period (million)	62.3	63.8	39.6
Dividend per share	0.4	-	0.0

There is no proposed dividend as of December 31, 2016.

NOTE 27 – BUSINESS COMBINATION IN 2015
TORM A/S' Restructuring was completed on July 13, 2015 and included inter alia a contribution by OCM Njord Holdings S.à.r.l. ("Njord Luxco") of its 100% owned subsidiary Njord to TORM A/S in exchange for a controlling interest in TORM A/S.
Following the implementation of the Restructuring, Njord Luxco, holding 61.99% of the voting rights (excluding the voting rights attached to the C Share) in TORM A/S, and its subsidiaries, including Njord and Njord's subsidiaries (the "Combined Group"), controls the Combined Group in accordance with IFRS 10 "Consolidated financial statements", as it controls the majority of the voting rights in the Combined Group. Accordingly, the contribution of Njord by Njord Luxco in exchange for a controlling interest in the Combined Group has been accounted for as a reverse acquisition in accordance with IFRS 3, "Business Combinations", which means that for financial reporting purposes, Njord is considered the accounting acquirer and the continuing reporting entity. Consequently, the consolidated financial statements of TORM following the Restructuring are a continuation of the financial statements of Njord as the reporting continuing entity, despite TORM A/S being the legal acquirer and the continuing publicly listed company.

Njord's purchase price for a controlling interest in TORM A/S is calculated as the fair value of the interest in Njord that the existing shareholders and warrant holders of TORM A/S would have received, had the business combination of TORM A/S and Njord not been a reverse acquisition. The value is based on the value agreed between TORM A/S, Njord Luxco and certain of TORM A/S' pre-restructuring shareholders and lenders for the purposes of determining the ownership interest in TORM A/S obtained by Njord Luxco in exchange for the contribution of Njord.
Goodwill with a value of $11.4 million that arose in the combination relates to the benefit of expected synergies from combining operations of the acquiree and the acquirer. These benefits are not recognized separately from goodwill, because they do not meet the recognition criteria for identifiable intangible assets.
The freight and other receivables acquired with a total fair value of $60.0 million had a gross contractual amount of $61.9 million. The best estimate at the acquisition date of the contractual cash flows not to be collected is $1.9 million.
No acquisition-related costs have been incurred.
Since the acquisition date, revenue of $390.8 million and profit for the year ended December 31, 2015 of $88.2 million are included in the consolidated income statement in 2015.
Had the business combination been effected as of January 1, 2015, the revenue of the combined Group would have been $854.3 million and the profit for the year would have been $186.7 million in 2015.
The preparation of the pro forma figures for revenue and profit for the year is based on actual earnings for the year and the fair values used in the pre-acquisition balance sheet and the effect thereof on earnings, including depreciation on tangible fixed assets.
Assets acquired and liabilities assumed in the business combination at fair value
USD millions
Tangible fixed assets	859.9
Investments in joint ventures	0.3
Bunkers	27.8
Freight receivables	53.4
Other receivables	6.6
Prepayments	10.6
Cash and cash equivalents	77.5
Deferred tax liability	(45.1)
Mortgage debt and bank loans	(560.7)
Finance lease liabilities	(13.5)
Trade payables	(27.3)
Current tax liabilities	(1.4)
Other liabilities	(29.7)
Time charter contracts	(1.6)
Deferred income	(0.4)
Net assets acquired	356.4
Goodwill	11.4
Consideration (purchase price)	367.8

Of which:
Shares	349.8
Warrants	18.0
367.8

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF FORMER TORM A/S

Index to Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Interim Income Statements for the three and six months ended June 30, 2015 and 2014	F-59

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the three and six months ended June 30, 2015 and 2014	F-60

Unaudited Condensed Consolidated Interim Balance Sheets as of December 31, 2015 and June 30, 2014	F-61

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months ended June 30, 2015 and 2014	F-63

Unaudited Condensed Consolidated Interim Statements of Cash Flow for the six months ended June 30, 2015 and 2014	F-64

Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-65

FORMER TORM A/S
UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS
For The Three and Six Months Ended June 30, 2015 and 2014
(Expressed in millions of USD, except for per share info)

		Three months ended June 30,		Six months ended June 30,
		2015		2015
	Note	Restated*	2014	Restated*	2014

Revenues	5	139.6	148.6	293.8	331.6
Port expenses, bunkers and commissions		(45.0)	(70.7)	(96.3)	(166.0)
Freight and bunkers derivatives		-	0.1	-	(0.1)

Charter hire		(8.9)	(12.1)	(20.2)	(23.8)
Operating expenses		(31.3)	(39.1)	(62.2)	(81.5)
Administrative expenses		(10.7)	(14.1)	(21.2)	(27.6)
Other operating income		3.4	0.8	6.1	1.3
Share of results of joint ventures		-	0.1	(0.1)	0.2
Impairment losses on tangible and intangible assets		(15.2)	2.6	(15.2)	(192.4)
Amortizations and depreciation		(24.0)	(22.7)	(46.9)	(51.3)

Operating profit/(loss)		7.9	(6.5)	37.8	(209.6)

Financial income		0.1	0.7	3.1	1.0
Financial expenses		(23.6)	(18.1)	(47.6)	(37.3)

Loss before tax		(15.6)	(23.9)	(6.7)	(245.9)

Tax benefit/(expense)		0.2	1.1	(0.1)	0.5

Net loss for the period		(15.4)	(22.8)	(6.8)	(245.4)

Basic loss per share (USD)		(32.0)	(47.4)	(14.1)	(510.3)
Diluted loss per share (USD)		(32.0)	(47.4)	(14.1)	(510.3)
*Please refer to Note 1 for an explanation of the restatement.

The accompanying notes are an integrated part of these financial statements.

FORMER TORM A/S
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
For The Three and Six Months Ended June 30, 2015 and 2014
(Expressed in millions of USD)

	Three months ended June 30,		Six months ended June 30,
	2015 Restated**	2014	2015 Restated**	2014
Net loss for the period	(15.4)	(22.8)	(6.8)	(245.4)

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustments arising on translation of foreign entities	(0.1)	-	(0.1)	(0.1)
Fair value adjustment on hedging instruments	0.1	0.4	0.1	0.5
Fair value adjustment on hedging instruments transferred to income statement	1.3	1.2	2.5	2.8
Fair value adjustment on available-for-sale investments	0.4	-	6.1	(0.1)
Transfer to income statement on sale of available-for-sale investments	-	-	2.4	-

Other comprehensive income after tax*	1.7	1.6	11.0	3.1

Total comprehensive (loss)/income for the period	(13.7)	(21.2)	4.2	(242.3)
* No income tax falls on other comprehensive income items
**Please refer to Note 1 for an explanation of the restatement.

The accompanying notes are an integrated part of these financial statements.

FORMER TORM A/S
UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
As of June 30, 2015 and December 31, 2014
(Expressed in millions of USD)
	Note	June 30, 2015 Restated*	December 31, 2014
ASSETS
NON-CURRENT ASSETS

Intangible assets		1.3	1.4

Tangible fixed assets
Vessels and capitalized dry-docking	3	1,176.9	1,214.8
Other plant and operating equipment		2.5	3.0

Total tangible fixed assets	2	1,179.4	1,217.8

Financial assets
Investments in joint ventures		0.3	0.9
Other investments		17.0	10.9

Total financial assets		17.3	11.8

Total non-current assets		1,198.0	1,231.0

CURRENT ASSETS
Bunkers		23.1	23.9
Freight receivables		59.8	71.8
Other receivables		6.3	5.2
Prepayments		7.8	7.7
Cash and cash equivalents		94.2	44.6

Total current assets		191.2	153.2

TOTAL ASSETS		1,389.2	1,384.2

*Please refer to Note 1 for an explanation of the restatement.

The accompanying notes are an integrated part of these financial statements.

FORMER TORM A/S
UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (continued)
As of June 30, 2015 and December 31, 2014
(Expressed in millions of USD)
	Note	June 30, 2015 Restated*	December 30, 2014
EQUITY AND LIABILITIES
EQUITY
Common shares		1.2	1.2
Special reserve		61.0	61.0
Treasury shares		(19.0)	(19.0)
Revaluation reserves		13.9	5.4
Hedging reserves		(3.6)	(6.2)
Currency translation reserves		2.5	2.6
Accumulated losses		(215.8)	(209.0)

Total shareholders' equity		(159.8)	(164.0)

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability		45.1	45.0
Mortgage debt and bank loans	4	1,285.7	1,319.2
Finance lease liabilities		12.1	11.9
Deferred income		2.2	2.8

Total non-current liabilities		1,345.1	1,378.9

CURRENT LIABILITIES
Mortgage debt and bank loans	4	133.0	107.9
Trade payables		30.7	18.3
Current tax liabilities		1.4	2.0
Other liabilities		37.3	38.8
Deferred income		1.5	2.3

Total current liabilities		203.9	169.3

Total liabilities		1,549.0	1,548.2

Total equity and liabilities		1,389.2	1,384.2

*Please refer to Note 1 for an explanation of the restatement.
The accompanying notes are an integrated part of these financial statements.

FORMER TORM A/S
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For The Six Months Ended June 30, 2015 and 2014

(Expressed in millions of USD)
	Common shares	Special reserve*	Treasury Shares	Revaluation reserve	Hedging reserves	Translation reserves	Accumulated losses	Total

Equity at January 1, 2014	1.2	61.0	(19.0)	6.9	(11.2)	3.8	75.0	117.7

Comprehensive (loss)/income for the six months ended June 30, 2014:
Net loss for the year	-	-	-	-	-	-	(245.4)	(245.4)
Other comprehensive (loss)/income for the period	-	-	-	(0.1)	3.3	(0.1)	-	3.1
Total comprehensive (loss)/income for the period	-	-	-	(0.1)	3.3	(0.1)	(245.4)	(242.3)
Share-based compensation	-	-	-	-	-	-	0.1	0.1
Total changes in equity for the six months ended June 30, 2014	-	-	-	(0.1)	3.3	(0.1)	(245.3)	(242.2)

Equity at June 30, 2014	1.2	61.0	(19.0)	6.8	(7.9)	3.7	(170.3)	(124.5)

Restated	Common shares	Special reserve*	Treasury Shares	Revaluation reserve	Hedging reserves	Translation reserves	Accumulated losses	Total

Equity at January 1, 2015	1.2	61.0	(19.0)	5.4	(6.2)	2.6	(209.0)	(164.0)

Comprehensive income/(loss) for the six months ended June 30, 2015:
Net loss for the period (restated)**	-	-	-	-	-	-	(6.8)	(6.8)
Other comprehensive income/(loss) for the period (restated)**	-	-	-	8.5	2.6	(0.1)	-	11.0
Total comprehensive income/(loss) for the six months ended June 30, 2015 (restated)**	-	-	-	8.5	2.6	(0.1)	(6.8)	4.2

Total changes in equity for the six months ended June 30, 2015 (restated)**	-	-	-	8.5	2.6	(0.1)	(6.8)	4.2

Equity at June 30, 2015 (restated)**	1.2	61.0	(19.0)	13.9	(3.6)	2.5	(215.8)	(159.8)

* The special reserve was established in conjunction with a capital increase in 2012. In accordance with the Danish Companies Act, the special reserve can be used by the Board of Directors to distribute dividends or for other purposes that the Board of Directors may deem appropriate.
**Please refer to Note 1 for an explanation of the restatement.
The accompanying notes are an integrated part of these financial statements.

FORMER TORM A/S
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
For The Six Months Ended June 30, 2014 and 2015
(Expressed in millions of USD)
	Six months ended June 30, 2015 Restated*	Six months ended June 30, 2014
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(6.8)	(245.4)

Tax (benefit)/expenses	0.1	(0.5)
Financial income and expenses	44.5	36.3
Amortization and depreciation	46.9	51.3
Impairment of tangible and intangible assets	15.2	192.4
Share of results of joint ventures	0.1	(0.2)
Other non-cash movements	(1.2)	(2.0)

Dividends received	2.3	0.9
Dividends from joint ventures	0.5	0.5
Interest received and exchange rate gains	-	0.1
Interest paid and exchange rate losses	(4.9)	(23.4)
Advisor fees related to financing and restructuring plan	(14.6)	(2.1)
Income taxes paid	(0.9)	(1.3)
Change in bunkers, receivables and payables	18.5	17.7
Net cash inflow from operating activities	99.7	24.3

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	(20.1)	(22.9)
Proceeds on sale of non-current assets	-	355.3
Net cash inflow (outflow) from investing activities	(20.1)	332.4

CASH FLOW FROM FINANCING ACTIVITIES
Repayment/redemption, mortgage debt	(30.0)	(342.8)
Net cash outflow from financing activities	(30.0)	(342.8)

Net change in cash and cash equivalents	49.6	13.9

Cash and cash equivalents, at January 1	44.6	29.1

Cash and cash equivalents, at June 30	94.2	43.0

*Please refer to Note 1 for an explanation of the restatement.
The accompanying notes are an integrated part of these financial statements.

FORMER TORM A/S - NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014
NOTE 1 – BASIS OF PREPARATION
Unless the context otherwise requires, references to the "Company," "TORM", "TORM Group", "we," "us" and "our" refer to Former TORM A/S and its subsidiaries. References to "TORM A/S" refer to the activities of TORM A/S after the combination described in Note 6.
The unaudited condensed consolidated interim financial statements of Former TORM A/S for the six months ended June 30, 2015 and 2014 are presented in accordance with IAS 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board (IASB). The unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2014, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. The accounting policies applied in the condensed consolidated interim financial statements are consistent with those in the Company's consolidated financial statements for the year ended December 31, 2014. New standards have not had any material effect on the unaudited condensed consolidated interim financial statements.
Restatement
Fair value adjustment of "Other investments"
As part of the Restructuring that occurred on July 13, 2015 (refer to note 6) TORM sold a share portfolio categorized as available-for-sale financial assets to an entity controlled by Oaktree Capital Management L.P. The shares were previously valued at $10 million as of June 30, 2015, however in connection with the negotiation process undertaken during the period as part of the Restructuring these were valued at $17 million based on the agreement entered into between the parties, and thus Management has restated the unaudited condensed consolidated interim financial statements to reflect this. The adjustment led to an increase of $7 million in other investments and the revaluation reserve in equity compared to the previous carrying value as of June 30, 2015.
Impairment charge related to the Bulk segment
The recoverable amount of the two remaining Panamax bulk vessels was determined to be $15.2 million lower than the previously reported total carrying value computed on a fair value less costs to sell basis as of June 30, 2015. The loss is recognized in the income statement as "impairment losses on tangible and intangible assets". In September 2015, TORM entered into an agreement with an unrelated third party to sell the two remaining Panamax bulk vessels, TORM Anholt and TORM Bornholm which supported this fact.
Impact
Total effect for the six months ended June 30, 2015 from the revaluation of other investments and impairment on bulk vessels is $(15.2) million, while total comprehensive income and equity is impacted by a total loss of $8.2 million. Total assets decreased $8.2 million as of June 30, 2015.

The restatement has impacted the consolidated financial statements for the six months ended June 30, 2015 as follows:
	As originally reported	Consolidated Restatement	Amount as adjusted
(USD million)
Income statement:
Impairment losses on tangible and intangible assets	-	(15.2)	(15.2)
Operating profit/(loss)	53.0	(15.2)	37.8
Profit/(loss) before tax	8.5	(15.2)	(6.7)
Net profit/(loss) for the period	8.4	(15.2)	(6.8)

Other comprehensive income:
Fair value adjustment on available for sale investments	(0.9)	7.0	6.1
Other comprehensive income after tax	4.0	7.0	11.0
Total comprehensive income	12.4	(8.2)	4.2

Balance sheet:
Vessels and capitalized dry docking	1,192.1	(15.2)	1,176.9
Other investments	10.0	7.0	17.0
Total non-current assets	1,206.2	(8.2)	1,198.0
Total assets	1.397.4	(8.2)	1,389.2
Revaluation reserves	6.9	7.0	13.9
Accumulated losses	(200.6)	(15.2)	(215.8)
Total equity	(151.6)	(8.2)	(159.8)

Earnings/(loss) per share:
Basic earnings/(loss) per share	17.5	(31.6)	(14.1)
Diluted earnings/(loss) per share	17.5	(31.6)	(14.1)

NOTE 2 - IMPAIRMENT TEST
During the six months ended June 30, 2014, TORM recognized an impairment of $192 million relating to the Tanker Segment as a consequence of one bank exercised its option rights leading to a sale of ten MR and three LR2 product tankers financed by this bank. After the impairment, the recoverable amount based on value in use was equal to the carrying amount. The value in use was based on a discount rate of 8.1% at that time.
As at June 30, 2015, Management performed a review of the recoverable amount of the assets by assessing the recoverable amount for the significant assets within the cash generating units: The Tanker Segment and the Bulk Segment.  As of June 30, 2015, the recoverable amount of the Tanker Segment was the value in use, whereas the recoverable amount of the Bulk Segment was based on an estimate of fair value less costs to sell.
Based on this review, Management concluded that:
•	Assets within the Bulk Segment were impaired by $15.2 million as the carrying amount exceeded their recoverable amount as discussed in note 1 under the section "Restatement."
•	Assets within the Tanker Segment were not further impaired as of June 30, 2015 as their recoverable amount determined by value in use exceeded the carrying amount.
In the assessment of the fair value less costs to sell of the Bulk Segment, Management included a review of market values calculated as the average of valuations from two internationally acknowledged shipbrokers.
The assessment of the value in use of the Tanker Segment was based on the present value of the expected future cash flows. The methodology used for calculating the value in use is unchanged compared to the financial statements for 2014 and accordingly the freight rate estimates in the period 2015 to 2017 are based on the Company's business plans. Beyond 2017, the freight rates are based on the 10-year historical average freight rates from industry sources adjusted by the inflation rate.

The WACC is 7.6% (June 30, 2014: 7.7%) and 7.8% at December 31, 2014.
The 10-year historic average spot freight rates as of June 30, 2015 are as follows:
•	LR2 USD/day 22,856 (June 30, 2014: USD/day 24,404)
•	LR1 USD/day 19,749 (June 30, 2014: USD/day 21,061)
•	MR USD/day 17,355 (June 30, 2014: USD/day 18,453)
•	Handysize USD/day 18,793 (June 30, 2014: USD/day 20,444)
Management believes that these major assumptions are reasonable.
The calculation of the value in use is very sensitive to changes in the key assumptions which are considered to be related to the future development in freight rates, the WACC applied as discounting factor in the calculations and the development in operating expenses. The sensitivities have been assessed as follows, all other things being equal:
•	A decrease in the Tanker freight rates of USD/day 1,000 would result in an additional impairment of $135 million for the Tanker Segment
•	An increase of the WACC of 1.0% would result in an additional impairment of $73 million for the Tanker Segment.
•	An increase of the operating expenses of 10.0% would result in an additional impairment of $114 million for the Tanker Segment
As outlined above, the impairment tests have been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up. In comparison, the market value of TORM's vessels was $861 million, which is $331 million less than the carrying impaired amount.
NOTE 3 - VESSELS AND CAPITALIZED DRY-DOCKING
(USD million)	June 30, 2015 Restated	December 31, 2014
Cost:
Balance at January 1,	2,129.4	2,575.9
Additions	23.2	33.7
Disposals	(6.2)	(10.4)
Transferred to assets held-for-sale	-	(469.8)
Balance	2,146.4	2,129.4

Depreciation and impairments:
Balance at January 1,	914.6	883.2
Disposals	(6.2)	(9.2)
Depreciation for the period	45.9	95.8
Impairment loss	15.2	191.7
Transferred to assets held-for-sale	-	(246.9)
Balance	969.5	914.6

Carrying amount	1,176.9	1,214.8

NOTE 4 - MORTGAGE DEBT AND BANK LOANS
	June 30, 2015	December 31, 2014
(USD million)
Mortgage debt and bank loans
To be repaid as follows:
Falling due within one year	139.0	113.9
Falling due between one and two years	1,288.6	1,325.1

Total	1,427.6	1,439.0

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of $8.9 million (June 30, 2014: $13.5 million), which are amortized over the term of the loans.
As at June 30, 2015, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants for 2015.
NOTE 5 - SEGMENT INFORMATION
	For the three months ended June 30, 2014				For the six months ended June 30, 2014
	Tanker Segment	Bulk Segment	Not allocated	Total	Tanker Segment	Bulk Segment	Not Allocated	Total
(USD million)
Revenue	140.4	8.2	-	148.6	313.5	18.1	-	331.6
Port expenses, bunkers and commissions	(71.2)	0.5	-	(70.7)	(166.4)	0.4	-	(166.0)
Freight and bunker derivatives	0.1	-	-	0.1	0.1	(0.2)	-	(0.1)

Charter hire	(5.6)	(6.5)	-	(12.1)	(9.8)	(14.0)	-	(23.8)
Operating expenses	(38.1)	(1.0)	-	(39.1)	(79.5)	(2.0)	-	(81.5)

Adjusted gross profit (Net earnings from shipping activities)	25.6	1.2	-	26.8	57.9	2.3	-	60.2

Administrative expenses	-	-	(14.1)	(14.1)	-	-	(27.6)	(27.6)
Other operating income	-	-	0.8	0.8	-	-	1.3	1.3
Share of results of joint ventures	-	-	0.1	0.1	-	-	0.2	0.2

Impairment losses on tangible and intangible assets	2.6	-	-	2.6	(192.4)	-	-	(192.4)
Amortizations and depreciation*	(22.2)	(0.5)	-	(22.7)	(50.3)	(1.0)	-	(51.3)

Operating profit/(loss)	6.0	0.7	(13.2)	(6.5)	(184.8)	1.3	(26.1)	(209.6)
Financial income	-	-	0.7	0.7	-	-	1.0	1.0
Financial expenses	-	-	(18.1)	(18.1)	-	-	(37.3)	(37.3)

Loss before tax	6.0	0.7	(30.6)	(23.9)	(184.8)	1.3	(62.4)	(245.9)
Tax benefit	-	-	1.1	1.1	-	-	0.5	0.5

Net loss for the period	6.0	0.7	(29.5)	(22.8)	(184.8)	1.3	(61.9)	(245.4)
*Restated to allocate previously "Not allocated" amounts to the Tanker segment

	For the three months ended June 30, 2015				For the six months ended June 30, 2015
	Tanker Segment	Bulk Segment Restated	Not allocated	Total Restated	Tanker Segment	Bulk Segment Restated	Not allocated	Total Restated
(USD million)

Revenue	136.5	3.1	-	139.6	285.5	8.3	-	293.8
Port expenses, bunkers and commissions	(44.5)	(0.5)	-	(45.0)	(94.2)	(2.1)	-	(96.3)
Freight and bunker derivatives	-	-	-	-	-	-	-	-

Charter hire	(5.8)	(3.1)	-	(8.9)	(12.3)	(7.9)	-	(20.2)
Operating expenses	(30.4)	(0.9)	-	(31.3)	(60.3)	(1.9)	-	(62.2)

Adjusted gross profit (Net earnings from shipping activities)	55.8	(1.4)	-	54.4	118.7	(3.6)	-	115.1

Administrative expenses	-	-	(10.7)	(10.7)	-	-	(21.2)	(21.2)
Other operating income	-	-	3.4	3.4	-	-	6.1	6.1
Share of results of joint ventures	-	-	-	-	-	-	(0.1)	(0.1)

Impairment losses on tangible and intangible assets	-	(15.2)	-	(15.2)	-	(15.2)	-	(15.2)
Amortizations and depreciation	(23.5)	(0.5)	-	(24.0)	(45.9)	(1.0)	-	(46.9)

Operating profit/(loss)	32.3	(17.1)	(7.3)	7.9	72.8	(19.8)	(15.2)	37.8
Financial income	-	-	0.1	0.1	-	-	3.1	3.1
Financial expenses	-	-	(23.6)	(23.6)	-	-	(47.6)	(47.6)

Loss before tax	32.3	(17.1)	(30.8)	(15.6)	72.8	(19.8)	(59.7)	(6.7)
Tax benefit (expenses)	-	-	0.2	0.2	-	-	(0.1)	(0.1)

Net loss for the period	32.3	(17.1)	(30.6)	(15.4)	72.8	(19.8)	(59.8)	(6.8)
*Restated to allocate previously "Not allocated" amounts to the Tanker segment

During the year, there have been no transactions between the Tanker Division and the Bulk Division, and therefore all revenue derives from external customers.
NOTE 6 - SUBSEQUENT EVENTS THROUGH OCTOBER 16, 2015
TORM has completed its Restructuring including (i) a write-down of debt of $535 million in exchange for warrants with an estimated fair value of $18 million, (ii) a conversion of debt of $312 million in exchange for approximately 35.7 billion A shares to the converting lenders and (iii) contribution by OCM Njord Holdings S.à.r.l. ("Njord") of 25 product tankers on water and six MR product tanker newbuildings in exchange for approx. 59.5 billion A shares. As a consequence, Njord holds 61.99% of TORM's outstanding shares, while DW Partners, LP holds in excess of 5% of the outstanding shares. The Restructuring will be accounted for as a reverse acquisition in accordance with IFRS 3, "Business combinations", which means that for financial reporting purposes, Njord and its subsidiaries are considered to be the accounting acquirer and as such, the continuing reporting entity. Consequently, the consolidated financial information for the full year 2015 will reflect the activities of Njord only during the period from January 1, 2015 and until completion of the Restructuring (being July 13, 2015), whereas the period from completion of the Restructuring and until December 31, 2015 will reflect the combined activity of TORM and Njord.
As at close of business July 13, 2015, the Combined Group (TORM and Njord) had available liquidity in the form of cash and cash equivalents in excess of $125 million (of which $55 million represents an Oaktree cash injection) and the undrawn Working Capital Facility of $75.0 million.
On July 24, 2015 TORM has published a listing prospectus to admit the new A shares to trading and official listing on Nasdaq Copenhagen.
The Danish Financial Supervisory Authority has issued an exemption from the Danish mandatory takeover rules to Oaktree Capital Management L.P. and certain subsidiaries.
On August 25, 2015 TORM held an Extraordinary General Meeting where Mr. Olivier Dubois, Mr. Alexander Green, Mr. Jon Syvertsen and Flemming Ipsen, stepped down from TORM's Board of Directors. Christopher H. Boehringer was elected new Chairman of the Board of Directors, and Torben Janholt and Pär Göran Trapp were elected as new members of the Board of Directors. David Weinstein was elected new Deputy Chairman of the Board of Directors, and Jeffrey S. Stein and Eugene Irwin Davis were elected first and second alternate for the Deputy Chairman, respectively. The proposed share consolidation (reverse stock split) of all of TORM's A shares in the ratio of 1,500:1, whereby any holding of 1,500 A shares of DKK 0.01 is consolidated into one A share of DKK 15, was approved.
On September 23, 2015 TORM entered into an agreement with an unrelated third party to sell the two Panamax bulk vessels TORM Anholt and TORM Bornholm (both built in 2004). The sale is in line with TORM's strategy to exit the bulk activities and focus on scale and operational platform in the product tanker segment. TORM's other bulk activities cover one chartered-in vessel which will be redelivered to the owner in October 2015, and TORM will thus fully exit all bulk activities following the sale of TORM Anholt and TORM Bornholm.
On September 23, 2015 TORM entered into memoranda of agreement to purchase three secondhand MR product tankers, the Maxwell Bay, Maersk Malta and Halstead Bay built in 2012, 2010 and 2007, respectively, for an aggregate purchase price of approximately $79.7 million. We plan to finance the acquisition of these vessels with cash from operations and borrowings under the new Danske Bank Facility. We expect to take delivery of the MR vessels in October and November 2015.
On September 24, 2015 TORM A/S completed the reverse stock split of all A shares at a consolidation ratio of 1,500:1 as adopted at the Extraordinary General Meeting in TORM A/S held on August 25, 2015 and a consolidation of the warrants issued by TORM A/S on July 13, 2015 at a consolidation ratio of 1,500:1 in accordance with the warrants terms set out in TORM A/S' articles of association. All share and per share data in the unaudited condensed consolidated interim financial statements gives retroactive effect to the reverse stock split of all common shares at a consolidation ratio of 1,500:1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Former TORM A/S, Hellerup, Denmark
We have audited the accompanying consolidated balance sheets of Former TORM A/S and subsidiaries (the "Company") as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Former TORM A/S and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Copenhagen, October 16, 2015 (September 5, 2017 as to the effects of the reverse stock split in 2015)

Deloitte
 Statsautoriseret Revisonspartnerselskab
CVR no. 33963556

/s/ Sumit Sudan
State Authorised
 Public Accountant

FORMER TORM A/S
CONSOLIDATED INCOME STATEMENTS
For The Years Ended December 31, 2014, 2013 and 2012
(Expressed in millions of USD, except for per share amounts)
	Note	2014	2013	2012
Revenue	3	624.1	992.3	1,121.2
Port expenses, bunkers and commissions		(298.1)	(550.5)	(665.4)
Freight and bunkers derivatives		(0.2)	1.4	9.9
Charter hire		(53.6)	(119.2)	(389.6)
Operating expenses	4	(149.2)	(173.6)	(168.9)
Loss from sale of vessels		-	-	(26.0)
Administrative expenses	4, 5	(51.0)	(56.5)	(67.2)
Other operating income		4.6	1.7	1.0
Share of results of joint ventures	28	0.4	0.5	(9.4)
Impairment losses on joint ventures	9	0.0	0.0	(41.5)
Impairment losses on tangible and intangible assets	9, 26	(191.7)	(59.8)	(74.2)
Amortizations and depreciation	7, 8	(96.3)	(126.9)	(138.2)

Operating loss		(211.0)	(90.6)	(448.5)

Financial income	10	3.8	4.2	11.8
Financial expenses	10	(76.2)	(79.7)	(142.4)

Loss before tax		(283.4)	(166.1)	(579.1)

Tax benefit/(expense)	13	(0.8)	3.9	(1.6)

Net loss for the year		(284.2)	(162.2)	(580.6)

Basic loss per share (USD)	29	(591.0)	(337.3)	(4,887.2)
Diluted loss per share (USD)	29	(591.0)	(337.3)	(4,887.2)

The accompanying notes are an integrated part of these financial statements.

FORMER TORM A/S
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For The Years Ended December 31, 2014, 2013 and 2012
(Expressed in millions of USD)
	2014	2013	2012

Net loss for the year	(284.2)	(162.2)	(580.6)

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustments arising on translation of foreign subsidiaries	(1.0)	(0.3)	0.3
Reclassification adjustments relating to disposed entities	(0.2)	-	-
Fair value adjustment on hedging instruments	(2.3)	-	(11.1)
Fair value adjustment on hedging instruments transferred to income statement	7.3	11.6	18.2
Fair value adjustment on available for sale investments	(1.5)	0.6	0.2

Other comprehensive income after tax*	2.3	11.9	7.6

Total comprehensive loss for the year	(281.9)	(150.3)	(573.1)

*) No income tax falls on other comprehensive income items

The accompanying notes are an integrated part of these financial statements.

FORMER TORM A/S
CONSOLIDATED BALANCE SHEETS
As of December 31, 2014 and 2013
(Expressed in millions of USD)
	Note	2014	2013
ASSETS
NON-CURRENT ASSETS

Intangible assets	7,9	1.4	1.5

Tangible fixed assets
Land and buildings		-	-
Vessels and capitalized dry-docking	8	1,214.8	1,692.7
Other plant and operating equipment		3.0	4.7

Total tangible fixed assets	8, 9	1,217.8	1,697.4

Financial assets
Investments in joint ventures	28	0.9	1.0
Other investments	6	10.9	12.3

Total financial assets		11.8	13.4

Total non-current assets		1,231.0	1,712.3

CURRENT ASSETS
Bunkers		23.9	46.1
Freight receivables	11	71.8	79.7
Other receivables	12	5.2	13.3
Prepayments		7.7	7.6
Cash and cash equivalents		44.6	29.1

Total current assets excluding assets held for sale		153.3	175.8

Assets held for sale	26	-	119.5

Total current assets		153.3	295.3

TOTAL ASSETS		1,384.2	2,007.6

The accompanying notes are an integrated part of these financial statements.

FORMER TORM A/S
CONSOLIDATED BALANCE SHEETS (continued)
As of December 31, 2014 and 2013
(Expressed in millions of USD)

	Note	2014	2013
EQUITY AND LIABILITIES
EQUITY
Common shares	14	1.2	1.2
Special reserve		61.0	61.0
Treasury shares	14	(19.0)	(19.0)
Revaluation reserves		5.5	6.9
Hedging reserves		(6.1)	(11.1)
Currency translation reserves		2.5	3.7
Retained profit/(Accumulated losses)		(209.1)	75.0

Total equity		(164.0)	117.7

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability	13	45.0	46.3
Mortgage debt and bank loans	2, 17, 18, 20	1,319.2	1,565.2
Finance lease liabilities	21	11.9	12.9
Deferred income	15	2.8	4.0

Total non-current liabilities		1,378.9	1,628.5

CURRENT LIABILITIES
Mortgage debt and bank loans	2, 17, 18, 20	107.9	168.6
Trade payables		18.3	43.9
Current tax liabilities		2.0	1.6
Other liabilities	16, 20	38.8	43.5
Deferred income	15	2.3	3.9

Total current liabilities		169.3	261.5

TOTAL LIABILITIES		1,548.2	1,889.9

TOTAL EQUITY AND LIABILITIES		1,384.2	2,007.6

The accompanying notes are an integrated part of these financial statements.

FORMER TORM A/S
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
As of December 31, 2014, 2013 and 2012
(Expressed in millions of USD)
	Common shares	Special reserve*)	Treasury Shares**)	Revaluation reserve	Hedging reserves	Translation reserves	Retained profit/ (Accumulated losses)	Total

Equity at January 1, 2012	61.1	-	(17.3)	6.2	(29.8)	3.7	620.0	643.9
Changes in Equity 2012:
Comprehensive income for the year:
Net loss for the year	-	-	-	-	-	-	(580.6)	(580.6)
Other comprehensive income/(loss) for the year	-	-	-	0.1	7.1	0.3	-	7.5
Total comprehensive income/(loss) for the year	-	-	-	0.1	7.1	0.3	(580.6)	(573.1)
Share capital decrease	(61.0)	61.0	-	-	-	-	-	-
Conversion of debt	1.1	-	-	-	-	-	198.9	200.0
Acquisition of treasury shares, cost	-	-	(1.8)	-	-	-	-	(1.8)
Transaction cost share issue	-	-	-	-	-	-	(3.0)	(3.0)
Share-based compensation	-	-	-	-	-	-	1.3	1.3
Total changes in equity 2012	(59.9)	61.0	(1.8)	0.1	7.1	0.3	(383.4)	(376.6)

Equity at December 31, 2012	1.2	61.0	(19.1)	6.3	(22.7)	4.0	236.6	267.3

	Common shares	Special reserve*)	Treasury Shares**)	Revaluation reserve	Hedging reserves	Translation reserves	Retained profit/ (Accumulated losses)	Total

Equity at January 1, 2013	1.2	61.0	(19.1)	6.3	(22.7)	4.0	236.6	267.3
Changes in Equity 2013:
Comprehensive income for the year:
Net loss for the year	-	-	-	-	-	-	(162.2)	(162.2)
Other comprehensive income/(loss) for the year	-	-	-	0.6	11.6	(0.3)	-	11.9
Total comprehensive income/(loss) for the year	-	-	-	0.6	11.6	(0.3)	(162.2)	(150.3)
Disposal of treasury shares, cost	-	-	0.1	-	-	-	-	0.1
Share-based compensation	-	-	-	-	-	-	0.6	0.6
Total changes in equity 2013	-	-	0.1	0.6	11.6	(0.3)	(161.6)	(149.6)

Equity at December 31, 2013	1.2	61.0	(19.0)	6.9	(11.1)	3.7	75.0	117.7

	Common shares	Special reserve*)	Treasury Shares**)	Revaluation reserve	Hedging reserves	Translation reserves	Retained profit/ (Accumulated losses)	Total

Equity at January 1, 2014	1.2	61.0	(19.0)	6.9	(11.1)	3.7	75.0	117.7
Changes in equity 2014:
Comprehensive income for the year:
Net loss for the year	-	-	-	-	-	-	(284.2)	(284.2)
Other comprehensive (loss)/income for the year	-	-	-	(1.5)	5.0	(1.2)	-	2.3
Total comprehensive (loss)/income for the year	-	-	-	(1.5)	5.0	(1.2)	(284.2)	(281.9)
Share-based compensation	-	-	-	-	-	-	0.1	0.1
Total changes in equity 2014	-	-	-	(1.5)	5.0	(1.2)	(284.1)	(281.7)

Equity at December 31, 2014	1.2	61.0	(19.0)	5.5	(6.1)	2.5	(209.1)	(164.0)
*) The special reserve was established in conjunction with a capital increase in 2012. In accordance with the Danish Companies Act, the special reserve can be used by the Board of Directors to distribute dividends or for other purposes that the Board of Directors may deem appropriate.
**) Please refer to note 14 in the consolidated financial statements for further information on treasury shares.
The accompanying notes are an integrated part of these financial statements.

FORMER TORM A/S
CONSOLIDATED STATEMENTS OF CASH FLOW
For The Years Ended December 31, 2014, 2013 and 2012
(Expressed in millions of USD)

	Note		2014	2013	2012
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the year			(284.2)	(162.2)	(580.6)

Tax expenses			0.8	(3.9)	1.6
Financial income and expenses			72.4	75.5	130.6
Net loss from sale of vessels			-	-	26.0
Amortization and depreciation			96.3	126.9	138.2
Impairment of jointly controlled entities		-	-	-	41.5
Impairment of tangible and intangible assets			191.7	59.8	74.2
Share of results of joint ventures			(0.4)	(0.5)	9.4
Restructuring charter-in fee			-	-	168.9
Other non-cash movements	27		(6.6)	5.3	2.8

Dividends received			0.9	0.5	0.4
Dividends from joint ventures			0.5	0.5	-
Interest received and exchange rate gains			0.1	0.1	0.7
Interest paid and exchange rate losses			(34.7)	(55.1)	(51.6)
Advisor fees related to financing and restructuring plan			(12.2)	(1.2)	(65.0)
Income taxes paid/repaid			(1.9)	(1.9)	(2.9)
Change in bunkers, receivables and payables	27		4.2	24.2	6.3
Net cash (outflow) / inflow from operating activities			26.9	68.0	(99.5)

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets			(42.3)	(41.3)	(59.4)
Loans to jointly controlled entities			-	-	8.2
Sale of equity interests and securities			-	-	1.9
Proceeds on sale of non-current assets			355.3	134.7	49.6
Net cash inflow from investing activities			313.0	93.4	0.3

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing of mortgage debt			25.0	18.0	82.5
Repayment/redemption of mortgage debt and finance lease liabilities			(349.4)	(177.6)	(36.8)
Transaction costs for share issue			-	(1.1)	(1.9)
Purchase/disposal of treasury shares			-	0.1	(1.8)
Net cash inflow / (outflow) from financing activities			(324.4)	(160.6)	42.0

Net change in cash and cash equivalents			15.5	0.8	(57.2)

Cash and cash equivalents, at January 1			29.1	28.3	85.5

Cash and cash equivalents, at December 31			44.6	29.1	28.3

The accompanying notes are an integrated part of these financial statements.

FORMER TORM A/S - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
NOTE 1 - ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The financial statements comply with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
The financial statements are prepared in accordance with the historical cost convention except where fair value accounting is specifically required by IFRS.
The functional currency in all major entities is United States dollars, and the Company applies United States dollars as presentation currency in the preparation of the financial statements.
Unless the context otherwise requires, references to the "Company," "TORM", "TORM Group", "we," "us" and "our" refer to Former TORM A/S and its subsidiaries. References to "TORM A/S" refer to the activities of TORM A/S after the combination described in Note 2.
ADOPTION OF NEW OR AMENDED IFRSs
TORM has implemented the following interpretations in the financial statements for 2014:
•	IFRIC 21 "Levies"
IFRIC 21 had no effect on the accounting policies.
Moreover TORM has implemented the minor changes to:
•	IFRS 10 "Consolidated Financial Statements", IFRS 12 "Disclosure of Interests in Other Entities" and IAS 27 "Separate Financial Statements – Amendments for investments entities
•	IAS 32 "Financial Instruments: Presentation" – Amendments relating to the offsetting of assets and liabilities
•	IAS 36 "Impairment of Assets" - Amendments arising from Recoverable Amount Disclosures for Non-Financial Assets
•	IAS 39 "Financial Instruments: Recognition and Measurement" - Amendments for novations of derivatives
The implementation of the amendments did not affect TORM's accounting policies.
ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
IASB has issued a number of new or amended and revised accounting standards and interpretations that have not yet come into effect.
•
IFRS 9 'Financial Instruments'. The standard and subsequent amendments will substantially change the classification and measurement of financial instruments and hedging requirements. The new standard and amendments have not yet been endorsed by the European Union. IASB has tentatively decided that the mandatory effective date of the standard will be no earlier than annual periods beginning on or after January 1, 2018.

•	IFRS 15 "Revenue from Contracts with Customers"
•	Amendments to IFRS 10, IFRS 12 and IAS 28: Investment Entities - "Applying the Consolidation Exception"

•	Amendments to IFRS 11 "Accounting for Acquisitions of Interests in Joint Operations"
•	Amendments to IAS 1: "Disclosure Initiative"
•	Amendments to IAS 16 and IAS 38 "Clarification of Acceptable Methods of Depreciation and Amortization"
•	Amendments to IAS 19 "Defined Benefit Plans: Employee Contributions"
•	Amendments to IAS 27 "Equity Method in Separate Financial Statements"
•	Changes from Annual Improvements to IFRSs 2010–2012
•	Changes from Annual Improvements to IFRSs 2011–2013
•	Changes from Annual Improvements to IFRSs 2012-2014
The impact on the financial statements has not yet been determined on a sufficiently reliable basis.
KEY ACCOUNTING POLICIES
The Management considers the following to be the most important accounting policies for the TORM Group.
Participation in pools
TORM generates its revenue from shipping activities, which to some extent are conducted through pools. In pools a manager of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. Each pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the pools' policies and issue directives to the pool managers. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.
Total pool revenue is generated from each vessel participating in the pools in which the Group participates and is based on either voyage or time charter parties. The pool measures revenue based on the contractual rates and the duration of each voyage, and revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties.
The pools are considered as joint operations, which is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the asset and liabilities relating to the arrangement. Joint control is considered as the contractually agreed sharing of control of the arrangement, where the decisions for the relevant activities require unanimous consent from the partners in the arrangement.
TORM recognizes the Company's share of the income statement and balance sheet in the respective pools by recognizing a proportional share, based on participation in the pool, combining items of a uniform nature.
The Company's share of the income in the pools is primarily dependent on the number of days the Company's vessels have been available for the pools in relation to the total available pool earning days during the period.

In 2014, TORM acted as pool manager of one pool in which the Company is participating with a significant number of vessels. As pool manager TORM receives a chartering commission income to cover the expenses associated with this role. The chartering commission income is calculated as a fixed percentage of the freight income from each charter agreement. If the pool does not earn any freight income, TORM will not receive any commission income. The commission income is recognized in the income statement under "Other operating income" simultaneously with the recognition of the underlying freight income in the pool.
Cross-over voyages
Revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties. For cross-over voyages (voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. Voyage expenses are recognized as incurred.
When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.
Demurrage revenue
Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue. The Company receives the demurrage payment upon reaching final agreement of the amount, which on average is approximately 100 days after the original demurrage claim was submitted. If the Group accepts a reduction of more than 5% of the original claim, or if the charterer is not able to pay, demurrage revenue will be affected.
Vessels
Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction, based on the loans obtained for the vessels. All major components of vessels except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with that used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Company's business plans.
The Company also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of their carrying amounts. Prepayment on vessels is measured at costs incurred.

Dry-docking
Approximately every 30 and 60 months depending on the nature of work and external requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs are reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM's business plans.
A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the Company.
At subsequent dry-dockings the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to effect replacements and repairs and the cost of parts and materials used, cost of travel, lodging and supervision of Company personnel and the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel.
Deferred tax
All significant Danish entities within the Group entered into the Danish tonnage tax scheme for a binding 10-year period with effect from January 1, 2001. As a consequence of an acquisition in 2007, a new 10-year binding period commenced with effect from January 1, 2008. Under the Danish tonnage tax scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income of a company for a given period is calculated as the sum of the taxable income under the tonnage tax scheme and the taxable income from the activities that are not covered by the tonnage tax scheme computed in accordance with the ordinary Danish corporate tax rules.
If the entities' participation in the Danish tonnage tax scheme is abandoned, or if the entities' level of investment and activity is significantly reduced, a deferred tax liability will become payable. A deferred tax liability is recognized in the balance sheet at each period end calculated using the balance sheet liability method. The deferred tax liability relating to the vessels is measured on the basis of the difference between the tax base of the vessels at the date of entry into the tonnage tax scheme and the lower of cost and the realized or realizable sales value of the vessels.
OTHER ACCOUNTING POLICIES
Consolidation principles
The consolidated financial statements comprise the financial statements of the Parent Company, Former TORM A/S, and entities controlled by the Company. Control is achieved when the Company:
•	has the power over the investee; and
•	is exposed, or has the right to variable returns from involvement with the investee; and
•	has the ability to use its power to affect its returns
The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of controls listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:
•	The size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders
•	Potential voting rights held by the Company, other vote holders or other parties
•	Rights arising from other contractual arrangements
•
Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting pattern at previous shareholders' meetings.

Entities in which the Group exercises significant, but not controlling influence, are regarded as associated companies and are recognized using the equity method.
Companies which are by agreement managed jointly with one or more companies and therefore are subject to joint control (joint ventures) are accounted for using the equity method.
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed during the year are included in the consolidated income statement and other comprehensive income from the date that the Company obtains control until the date when the Company loses control over the subsidiary.
The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and the Company's share of the income statement and balance sheet of joint operations by combining items of a uniform nature and eliminating intercompany transactions, balances and shareholdings as well as realized and unrealized gains and losses on transactions between the consolidated entities. The financial statements used for consolidation purposes are prepared in accordance with the Company's accounting policies.
Foreign currencies
The functional currency of all significant entities, including subsidiaries and associated companies, is United States dollars, because the Company's vessels operate in international shipping markets, in which income and expenses are settled in United States dollars, and the Companies most significant assets and liabilities in the form of vessels and related liabilities are denominated in United States dollars. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under "Financial income and expenses".
An exchange rate gain or loss relating to a non-monetary item carried at fair value is recognized in the same line as the fair value adjustment.
The reporting currency of the Company is United States dollars. Upon recognition of entities with functional currencies other than United States dollars, the financial statements are translated into United States dollars. Income statement items are translated into United States dollars at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange differences arising from the translation of financial statements into United States dollars are recognized as a separate component of equity. On the disposal of an entity, the cumulative amount of the exchange differences recognized in the separate component of equity relating to that entity is transferred to the income statement as part of the gain or loss on disposal.

Derivative financial instruments
Derivative financial instruments, primarily interest rate swaps, forward currency exchange contracts, forward freight agreements and forward contracts regarding bunker purchases, are entered to hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges when appropriate.
Derivative financial instruments are initially recognized in the balance sheet at fair value at the date when the derivative contract is entered into and are subsequently measured at their fair value as other receivables or other liabilities, respectively.
Changes in the fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in "Other comprehensive income". When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in "Other comprehensive income" is transferred to the income statement and included in the same line as the hedged transaction. However, when the hedged transaction results in the recognition of a fixed asset, the gains and losses previously accumulated in "Other comprehensive income" are transferred from "Other comprehensive income" and included in the initial measurement of the cost of the fixed asset. Changes in the fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.
Changes in the fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the risk management policy of the Company, interest rate swaps with cap features and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under "Financial income or expenses" for interest rate swaps with cap features and under "Freight and bunkers derivatives" for forward freight agreements and forward bunker contracts.
Segment information
TORM consists of two business segments: The Tanker Division and the Bulk Division. This segmentation is based on our internal management and reporting structure. In the tanker segment, the services provided primarily comprise transport of refined oil products such as gasoline, jet fuel and naphtha, and in the bulk segment the services provided comprise transport of dry cargo – typically commodities such as coal, grain, iron ore, etc. Transactions between segments are based on market-related prices and are eliminated at Group level. The Group only has one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide such information. Consequently, it is not possible to provide geographical segment information on revenue from external customers or non-current segment assets.
The accounting policies applied for the segments regarding recognition and measurement are consistent with the policies for TORM as described in this note.
The segment income statement comprises income directly attributable to the segment and expenses which are directly or indirectly attributable to the segment.
Not allocated items primarily comprise revenues and expenses relating to the Company's administrative functions and investment activities, including cash and bank balances, interest-bearing debt, income tax, deferred tax, etc.
Employee benefits
Wages, salaries, social security contributions, paid holiday and sick leave, bonuses and other monetary and non-monetary benefits are recognized in the year in which the employees render the associated services.

Pension plans
The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.
Share-based payment
For the period 2007-2009, the Management and all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that were directly employed by Former TORM A/S participated in an incentive scheme, which included grants of shares and share options. In 2010 and 2011, a new incentive scheme comprising share options has been established for Management and certain key employees. The schemes do not provide the choice of cash settlement instead of shares. The value of the services received as consideration for the shares and share options granted under the schemes is measured at the fair value of the granted shares and share options. The fair value is measured at the grant date and is recognized in the income statement as staff costs under administrative expenses and operating expenses over the vesting period. The counter item is recognized in equity. The fair value is measured based on the Black-Scholes and Monte Carlo models.
Leases
Agreements to charter in vessels and to lease other plant and operating equipment, where TORM has substantially all the risks and rewards of ownership, are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of minimum lease payments determined in the leases.
For the purpose of calculating the present value, the interest rate implicit in the lease or an incremental borrowing rate is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Company or over the lease period depending on the lease terms.
The corresponding lease obligation is recognized as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.
Other charter agreements concerning vessels and other leases are classified as operating leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease term is disclosed in the notes to the financial statements.
Agreements to charter out vessels, where substantially all the risks and rewards of ownership are transferred to the lessee, are classified as finance leases, and an amount equal to the net investment in the lease is recognized and presented in the balance sheet as a receivable. The carrying amount of the vessel is de-recognized and any gain or loss on disposal is recognized in the income statement. Other agreements to charter out vessels are classified as operating leases and lease income is recognized in the income statement on a straight-line basis over the lease term.
Sale and leaseback transactions
A gain or loss related to a sale and leaseback transaction resulting in a finance lease is deferred and amortized in proportion to the gross rental on the time charter over the lease term.
A gain related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement immediately, provided the transaction is established at fair value or the sales price is lower than the fair value. If the sales price exceeds the fair value, the difference between the sales price and the fair value is deferred and amortized in proportion to the lease payments over the term of the lease. A loss related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement at the date of the transaction except if the loss is compensated by future lease payments below fair value, the loss is deferred and amortized in proportion to the lease payments over the term of the lease.

INCOME STATEMENT
Revenue
Income, including Revenue, is recognized in the income statement when:
•	The income generating activities have been carried out on the basis of a binding agreement
•	The income can be measured reliable
•	It is probable that the economic benefits associated with the transaction will flow to the Company
•	Costs relating to the transaction can be measured reliably
Revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses on forward freight agreements designated as hedges. Revenue is recognized when it meets the general criteria mentioned above and when the stage of completion can be measured reliably. Accordingly, freight, charter hire and demurrage revenue are recognized at selling price upon delivery of the service according to the charter parties concluded.
Port expenses, bunkers and commissions
Port expenses, bunker fuel consumption and commissions are recognized as incurred. Gains and losses on forward bunker contracts designated as hedges and write-down and provisions for losses on freight receivables are included in this line.
Freight and bunkers derivatives
Freight and bunkers derivatives comprise fair value adjustments and gains and losses on forward freight agreements, forward bunker contracts and other derivative financial instruments directly relating to shipping activities which are not designated as hedges.
Charter hire
Charter hire comprises expenses related to the chartering in of vessels incurred in order to achieve the revenue for the period.
Operating expenses
Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.
Net profit/(loss) from sale of vessels
Net profit/(loss) from sale of vessels is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and it is measured as the difference between the sales price less sales costs and the carrying amount of the asset. Net profit/(loss) from sale of vessels also includes onerous contracts related to sale of vessels and losses from cancellation of newbuilding contracts.
Administrative expenses
Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.

Other operating income
Other operating income primarily comprises chartering commissions, management fees and profits and losses deriving from the disposal of other plant and operating equipment.
Amortizations, depreciation and impairment losses
Amortizations, depreciation and impairment losses comprise amortization of other intangible assets and depreciation of tangible fixed assets for the period as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its fair value less costs to sell.
Financial income
Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received and other financial income including value adjustments of certain financial instruments not accounted for as hedges of future transactions.
Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.
Financial expenses
Financial expenses comprise interest expenses, financing costs of finance leases, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities, advisor fees related to financing and restructuring plan, and other financial expenses including value adjustments of certain financial instruments not accounted for as hedges of future transactions.
Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate.
Tax
In Denmark, Former TORM A/S is jointly taxed with its Danish subsidiaries. The Parent Company provides for and pays the aggregate Danish tax on the taxable income of these companies, but recovers the relevant portion of the taxes paid from the subsidiaries based on each entity's portion of the aggregate taxable income. Tax expenses comprise the expected tax including tonnage tax on the taxable income for the year for the Group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to equity items is posted directly in equity.
BALANCE SHEET
Goodwill
Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities and is recognized as an asset under intangible assets.
Goodwill is not amortized, but the recoverable amount of goodwill is assessed every quarter. For impairment testing purposes, goodwill is on initial recognition allocated to those cash generating units to which it relates.

Intangible assets
Intangible assets were acquired in connection with an acquisition and are amortized over their useful lives, which vary from one to 15 years.
Other plant and operating equipment
Land is measured at cost.
Buildings are measured at cost less accumulated depreciation and accumulated impairment losses. Buildings are depreciated on a straight-line basis over 50 years.
Operating equipment is measured at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis over three years, and other operating equipment is depreciated on a straight-line basis over five years.
Leasehold improvements are measured at cost less accumulated amortization and impairment losses, and leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease and the estimated useful life. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use.
Investments in joint ventures
Investments in joint ventures comprise investments in companies which are by agreement managed jointly with one or more companies and therefore subject to joint control and the parties have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method. Under the equity method, the investment in joint ventures is initially recognized at cost and adjusted thereafter to recognize TORM's share of the profit or loss of the joint venture. When TORM's share of losses of a joint venture exceeds the investment in the joint venture, TORM discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that TORM has incurred a legal or constructive obligations or made payments on behalf of the joint venture.
Financial assets
Financial assets are initially recognized at the settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.
Financial assets are classified as:
•	Financial assets at fair value through profit or loss
•	Loans and receivables
•	Available-for-sale financial assets
Other investments
Other investments comprise shares in other companies and are classified as available-for-sale. Listed shares are measured at the market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealized gains and losses resulting from changes in fair value of shares are recognized in 'Other comprehensive income'. Realized gains and losses resulting from sales of shares are recognized as financial items in the income statement. The cumulative value adjustment recognized in 'Other comprehensive income' is transferred to the income statement when the shares are sold. Dividends on shares in other companies are recognized as financial income in the period in which they are declared.
Other investments are presented as non-current, unless Management intends to dispose of the investments within 12 months of the balance sheet date.

Receivables
Outstanding freight receivables and other receivables that are expected to be realized within 12 months from the balance sheet date are classified as loans and receivables and presented as current assets. Receivables are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provision for bad debts. Derivative financial instruments included in other receivables are measured at fair value.
Assets held for sale
Assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset is available for immediate sale in its present condition subject to terms that are usual and customary for sales of such assets and its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification
Assets held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Gains and losses are recognized on delivery to the new owners in the income statement in the item "Net profit/(loss) from sale of vessels."
Impairment of assets
Non-current assets are reviewed quarterly to determine any indication of impairment due to a significant decline in either the assets' market value or in the cash flows generated by the assets. In case of such indication, the recoverable amount of the asset is estimated as the higher of the asset's fair value less costs to sell and its value in use. The value in use is the present value of the future cash flows expected to derive from an asset. If the recoverable amount is less than the carrying amount of the asset, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the income statement.
For the purpose of assessing impairment, assets including goodwill and time charter and bareboat contracts are grouped at the lowest levels at which goodwill is monitored for internal management purposes. The two cash generating units of the Company are the Tanker Division and the Bulk Division.
Bunkers
Bunkers and luboil are stated at the lower of cost and net realizable value. Cost is determined using the FIFO method and includes expenditures incurred in acquiring the bunkers and luboil and delivery cost less discounts.
Treasury shares
Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.
Dividend
Dividend is recognized as a liability at the time of declaration at the Annual General Meeting. Dividend proposed for the year is moved from "Retained profit" and presented as a separate component of equity.
Provisions
Provisions are recognized when the Company has a legal or constructive obligation as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated liability that is expected to arise, taking into account the time value of money.

Mortgage debt and bank loans
At the time of borrowing, mortgage debt and bank loans are measured at fair value less transaction costs. Mortgage debt and bank loans are subsequently measured at amortized cost. This means that the difference between the proceeds at the time of borrowing and the nominal amount of the loan is recognized in the income statement as a financial expense over the term of the loan applying the effective interest method.
When terms of existing financial liabilities are renegotiated, or other changes regarding the effective interest rate occurs, TORM performs a test to evaluate whether the new terms are substantially different from the original terms. If the new terms are substantially different from the original terms, TORM accounts for the change as an extinguishment of the original financial liability and the recognition of a new financial liability. TORM considers the new terms to be substantially different from the original terms if the present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability.
Other liabilities
Liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.
STATEMENTS OF CASH FLOW
The cash flow statement shows the Company's cash flows and cash and cash equivalents at the beginning and the end of the period.
Cash flow from operating activities is presented using the indirect method and is based on net operating profit/(loss) for the year adjusted for tax, financial income and expenses, net profit/(loss) from sale of vessels, non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.
Cash flow from investing activities comprises the purchase and sale of tangible fixed assets and financial assets.
Cash flow from financing activities comprises changes in long-term debt, bank loans, finance lease liabilities, purchases or sales of treasury shares and dividend paid to shareholders.
Cash and cash equivalents comprise cash at bank and in hand including restricted cash and cash equivalents. Other investments are classified as investment activities.
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing the consolidated net profit or loss for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases and sales of treasury shares during the period are weighted based on the remaining period.
Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used or if changes in the estimate that would have a material impact on the Company's financial position or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.
Management believes that the following are the significant accounting estimates and judgments used in the preparation of the consolidated financial statement:
Carrying amounts of vessels
The Company evaluates the carrying amounts of the vessels to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Furthermore, market valuations from leading, independent and internationally recognized shipbroking companies are obtained on a quarterly basis as part of the review for potential impairment indicators. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.
The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Company to make various estimates including of future freight rates, earnings from the vessels and discount rates. All of these factors have been historically volatile.
The carrying amounts of TORM's vessels may not represent their fair market value at any point in time as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment write-down of vessels may be required.
NOTE 2 – RESTRUCTURING, LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS
2012 Restructuring
As part of the Restructuring Agreement from November 2012, three bank facilities were given specific option rights until July 2014 that, if exercised, could trigger a sales process for up to 22 vessels and repayment of the related debt.
During 2013, two of the banks exercised their option rights to sell a total of nine MR product tankers, as financed by the bank facilities, these nine vessels were sold to entities controlled by Oaktree Capital Management L.P. (Oaktree) during 2013. One of the banks exercised rights related to the sale of five vessels, of which all were sold and delivered in 2013. The other bank exercised its rights related to the sales of four vessels, of which all were sold in 2013 but were not delivered until 2014.
In March 2014, the third bank exercised its option rights leading to a sale of ten MR and three LR2 product tankers, as financed by the bank facility. As a result of the this option being exercised, TORM entered into an agreement to sell the 13 product tankers to entities controlled by Oaktree, whereby the 13 vessels remained under TORM's commercial management and utilizing TORM's integrated operating platform for technical management. Following the March 2014 transaction, the associated vessel financing was fully repaid and no further option rights were outstanding, thereby reducing the Company's debt by $223 million in 2014. The March 2014 transaction also led to an impairment charge of $192 million that resulted in negative equity on TORM's balance sheet. Refer to note 9 for impairment testing.

2015 Restructuring
On October 27, 2014, TORM entered into an agreement with a group of its lenders, representing 61% of TORM's ship financing, and Oaktree regarding a financial restructuring. The parties negotiated to secure the required lender support to implement the agreement which was concluded on July 13, 2015. The restructuring agreement included that the lenders wrote down the debt to the current asset values in exchange for warrants. In addition, they chose to convert part of the remaining debt into new equity in TORM A/S. Oaktree contributed product tankers in exchange for a controlling equity stake in TORM A/S, which reinforced our position as one of the largest product tanker owners. The agreement results in a new Working Capital Facility of $75 million as a replacement of the facility that was in place at that time. The existing shareholders retained approximately 0.8% of the ordinary share capital. This agreement was finalized in July 13, 2015 and, thus, the financial impact relating to the agreement has been included in the below subsequent events footnote.
LIQUIDITY AND CAPITAL RESOURCES
As of December 31, 2014, TORM's cash position totaled $45 million (2013: $29 million) and undrawn credit facilities amounted to $20 million (2013: $78 million). TORM has no newbuildings in the order book and therefore no CAPEX related hereto.
TORM's bank debt (excluding the Working Capital Facility of $50 million) has aligned key terms and conditions across all facilities with maturity on December 31, 2016, which were amended in connection with the 2015 Restructuring described above. The financing agreements in place as of December 31, 2014 provided for a deferral of installment on the existing bank debt until March 31, 2015. Annualized minimum amortizations of $76 million were scheduled as of December 31, 2014 to commence with effect from March 31, 2015 until December 31, 2015.
On August 29, 2014 TORM extended the Working Capital Facility, originally amounting to $100 million, to March 31, 2015 and at the same time reduced the committed amount to $50 million on TORM's request. This Working Capital Facility was repaid in 2015 Q1, and was replaced by a new Working Capital Facility of $75 million in connection with the 2015 Restructuring described above.
During 2014, TORM's bank debt was reduced by $329 million. This was driven by the sale of 17 vessels following two lenders' exercise of their options to sell vessels in 2013 and 2014 (in reference to the above 2012 Restructuring, the 17 vessels is made up of the four vessels that were sold in 2013 but delivered in 2014, as well as the 13 vessels sold and delivered in 2014). The debt reduction from vessel sale was partly offset by a net increase of $8 million of the utilization of the Working Capital Facility and a capitalization of interests for 2014 Q4 of $11 million.
For the first three quarters in 2014 all interest was paid in cash. For 2014 Q4 the interest payment was capitalized and added to the debt balance in accordance with the financing agreements. The Company paid interest on the Working Capital Facility until its maturity on March 31, 2015.
The financial covenants in place during 2014 appeared uniformly across the bank debt facilities and include:
•	Minimum liquidity: Cash plus available part of the $50 million Working Capital Facility must exceed $20 million until March 31, 2015 when the minimum cash requirement is adjusted to $40 million.
•
Loan-to-value ratio: As of December 31, 2014, the total bank debt (excluding Working Capital Facility) of $1,409 million is split into a senior debt facility of $663 million, a junior debt facility of $380 million and a subordinated debt facility of $366 million. All debt facilities have collateral in the vessels. As per March 31, 2015 the senior debt facility must have an agreed ratio of loan to TORM's fleet value (excluding financial lease vessel) below 75%. The agreed ratio will gradually step down to 65% by June 30, 2016.

•
Consolidated total debt to EBITDA: As per December 31, 2014, there is no requirement for consolidated total debt to EBITDA ratio. From March 31, 2015 the maximum ratio is agreed to 15:1. This will gradually step down to a 6:1 ratio by June 30, 2016.

•
Interest cover ratio: As per December 31, 2014 there is no requirement for interest cover ratio. From March 31, 2015 the minimum ratio is agreed to 1.8x. This will gradually step up to 2.5x by December 31, 2015.

The terms of the credit facilities during 2014 included a catalogue of additional covenants, including among other things:
•	A change-of-control provision with a threshold of 25% of shares or voting rights
•	No issuance of new shares or dividend distribution without consent from the lenders.
•	Continued progress in the recapitalization process defined by certain milestones
Until November 20, 2014 TORM was in compliance with all covenants. On November 21, 2014 TORM announced that it was non-compliant with the recapitalization milestones agreed in connection with the extension of the Working Capital Facility.
The abovementioned financial covenants have been replaced by new covenants as a result of the 2015 Restructuring.
SUBSEQUENT EVENTS
Subsequent events (through October 16, 2015)
On January 28, 2015, TORM received confirmation that its majority lenders had waived certain milestone events of default having occurred.
On March 26, 2015, TORM obtained forbearance on potential events of default under TORM's financing agreements from a sufficient number of lenders, under which the lenders will not enforce any events of default in the period until the earlier to occur of the finalization of a New Restructuring Agreement and by April 23, 2015.
On March 27, 2015, TORM, certain of its lenders and Oaktree entered into a new Restructuring Agreement.
On April 24, 2015, TORM, Oaktree Capital Management L.P. and a majority of the Lenders holding in aggregate 92% of TORM's existing loan facilities by value signed a new 2015 Restructuring Agreement.
On May 12, 2015 TORM initiated a Scheme of Arrangement process by filing an application at the High Court in London to achieve the support of all its Lenders for the implementation of the 2015 Restructuring.
On June 25, 2015 the Scheme of Arrangement that it proposed under each of its four loan facilities was approved by its lenders at the Scheme meetings.
On July 13, 2015 TORM completed its 2015 Restructuring including (i) a write-down of debt of $535 million in exchange for warrants with an estimated fair value of $18 million, (ii) a conversion of debt of $312 million in exchange for approximately 35.7 billion A shares to the converting lenders and (iii) a contribution by OCM Njord Holdings S.à.r.l. ("Njord") of 25 product tankers on water and six MR product tanker newbuildings in exchange for approximately 59.5 billion A shares. As a consequence, Njord holds 61.99% of TORM's outstanding shares, while DW Partners, LP holds in excess of 5% of the outstanding shares.
The 2015 Restructuring was accounted for as a reverse acquisition in accordance with IFRS 3, "Business combinations", which means that for financial reporting purposes, funds managed by Oaktree Capital Management via Njord and its subsidiaries are considered to be the accounting acquirer and as such, the continuing reporting entity. Consequently, the consolidated financial information for the full year 2015 will reflect the activities of Njord only during the period from January 1, 2015 and until completion of the Restructuring (being July 13, 2015), whereas the period from completion of the Restructuring and until December 31, 2015 will reflect the combined activity of TORM and Njord.
On July 24, 2015 TORM published a listing prospectus (the "Listing Prospectus") prepared in connection with the admission to trading and official listing on Nasdaq Copenhagen of a total of 95,026,374,554 already issued A shares with a nominal value of DKK 0.01 each.

On August 25, 2015 TORM held an Extraordinary General Meeting where Mr. Olivier Dubois, Mr. Alexander Green, Mr. Jon Syvertsen and Flemming Ipsen, stepped down from TORM's Board of Directors. Christopher H. Boehringer was elected new Chairman of the Board of Directors, and Torben Janholt and Pär Göran Trapp were elected as new members of the Board of Directors. David Weinstein was elected new Deputy Chairman of the Board of Directors, and Jeffrey S. Stein and Eugene Irwin Davis were elected first and second alternate for the Deputy Chairman, respectively. The proposed share consolidation (reverse stock split) of all of TORM's A shares in the ratio of 1,500:1, whereby any holding of 1,500 A shares of DKK 0.01 is consolidated into one A share of DKK 15, was approved.
On September 23, 2015 TORM entered into an agreement with an unrelated third party to sell the two Panamax bulk vessels TORM Anholt and TORM Bornholm (both built in 2004). The sale is in line with TORM's strategy to exit the bulk activities and focus on scale and operational platform in the product tanker segment. TORM's other bulk activities cover one chartered-in vessel which will be redelivered to the owner in October 2015, and TORM will thus fully exit all bulk activities following the sale of TORM Anholt and TORM Bornholm.
On September 23, 2015 TORM entered into memoranda of agreement to purchase three secondhand MR product tankers, the Maxwell Bay, Maersk Malta and Halstead Bay built in 2012, 2010 and 2007, respectively, for an aggregate purchase price of approximately $79.7 million. We plan to finance the acquisition of these vessels with cash from operations and borrowings under the new Danske Bank Facility. We expect to take delivery of the MR vessels in October and November 2015.
With effect as of September 24, 2015 TORM A/S completed the reverse stock split of all A shares at a consolidation ratio of 1,500:1 as adopted at the Extraordinary General Meeting in TORM A/S held on August 25, 2015 and a consolidation of the warrants issued by TORM A/S on July 13, 2015 at a consolidation ratio of 1,500:1 in accordance with the warrants terms set out in TORM A/S' articles of association. All share and per share data in the financial statements gives retroactive effect to the reverse stock split of all common shares at a consolidation ratio of 1,500:1.
Approval of financial statements
The financial statements were approved by the board of directors and authorized on October 16, 2015.
NOTE 3 - NET EARNINGS FROM SHIPPING ACTIVITIES
TORM consists of two business segments: the Tanker Division and the Bulk Division. This segmentation is based on the TORM's internal management and reporting structure.
During 2012, 2013, and 2014, there were no transactions between the tanker and the bulk segments, and therefore all revenue derives from external customers.
All revenue is derived from transportation services. In all material aspects, the Company's customers are domiciled outside Denmark. A significant part of approximately 30% (2013: 27%) of the Company's revenue is derived from customers registered in Singapore. Singapore is one the largest shipping hubs with the presence of a large portion of the world's oil trading industry.
Because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world, the TORM has only one geographical segment.
In the Tanker Segment, a major part of the Company's freight revenue is concentrated on a small group of customers. In 2012, 2013 and 2014, no customers in the Tanker Segment accounted for more than 10% of the total freight revenue of the Company.
The Company's primary segment measure is gross profit (net earnings from shipping activities), which represents net profit adjusted for taxation, financial income and expenses, amortization and depreciation, impairment losses on tangible and intangible assets, share of results of joint ventures, other operating income and administrative expenses.
Please also refer to the section "Segment information" in note 1.

	For the year ended December 31, 2012
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION
INCOME STATEMENT
Revenue	917.1	204.1	-	1,121.2
Port expenses, bunkers and commissions	(538.1)	(127.3)	-	(665.4)
Freight and bunkers derivatives	(0.6)	10.5	-	9.9
Charter hire	(228.4)	(161.2)	-	(389.6)
Operating expenses	(165.5)	(3.4)	-	(168.9)

Adjusted gross profit (Net earnings from shipping activities)	(15.5)	(77.3)	0.0	(92.8)
Net profit/(loss) from sale of vessels	(26.0)	-	-	(26.0)
Administrative expenses	(58.9)	(8.3)	-	(67.2)
Other operating income	0.6	0.3	-	0.9
Share of results of joint ventures	(5.0)	-	(4.4)	(9.4)
Impairment losses on jointly controlled entities	-	-	(41.6)	(41.6)
Impairment losses on tangible and intangible assets	(74.2)	-	-	(74.2)
Amortization and depreciation	(135.4)	(2.8)	-	(138.2)

Operating loss	(314.4)	(88.1)	(46.0)	(448.5)
Financial income	-	-	11.8	11.8
Financial expenses	-	-	(142.3)	(142.3)

Loss before tax	(314.4)	(88.1)	(176.5)	(579.0)
Tax benefit	-	-	(1.6)	(1.6)

Loss for the year	(314.4)	(88.1)	(178.1)	(580.6)

	For the year ended December 31, 2013
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION
INCOME STATEMENT
Revenue	774.8	217.5	-	992.3
Port expenses, bunkers and commissions	(410.8)	(139.7)	-	(550.5)
Freight and bunkers derivatives	0.1	1.3	-	1.4
Charter hire	(22.1)	(97.1)	-	(119.2)
Operating expenses	(169.9)	(3.7)	-	(173.6)

Adjusted gross profit (Net earnings from shipping activities)	172.1	(21.7)	-	150.4
Administrative expenses	-	-	(56.5)	(56.5)
Other operating income	-	-	1.7	1.7
Share of results of joint ventures	-	-	0.5	0.5
Impairment losses on tangible and intangible assets	(59.8)	-	-	(59.8)
Amortization and depreciation*	(123.8)	(3.1)	-	(126.9)

Operating profit / (loss)	(11.5)	(24.8)	(54.3)	(90.6)
Financial income	-	-	4.2	4.2
Financial expenses	-	-	(79.7)	(79.7)

Loss before tax	(11.5)	(24.8)	(129.8)	(166.1)
Tax benefit	-	-	3.9	3.9

Loss for the year	(11.5)	(24.8)	(125.9)	(162.2)
*Restated to allocate previously "Not allocated" amounts to the Tanker segment
	For the year ended December 31, 2014
	Tanker	Bulk	Not allocated	Total
CONSOLIDATED SEGMENT INFORMATION
INCOME STATEMENT
Revenue	597.1	27.0	-	624.1
Port expenses, bunkers and commissions	(302.1)	4.0	-	(298.1)
Freight and bunkers derivatives	-	(0.2)	-	(0.2)
Charter hire	(26.8)	(26.8)	-	(53.6)
Operating expenses	(145.3)	(3.9)	-	(149.2)

Adjusted gross profit (Net earnings from shipping activities)	122.9	0.1	-	123.0
Administrative expenses	-	-	(51.0)	(51.0)
Other operating income	-	-	4.6	4.6
Share of results of joint ventures	-	-	0.4	0.4
Impairment losses on tangible and intangible assets	(191.7)	-	-	(191.7)
Amortization and depreciation*	(94.3)	(2.0)	-	(96.3)

Operating profit/(loss)	(163.1)	(1.9)	(46.0)	(211.0)
Financial income	-	-	3.8	3.8
Financial expenses	-	-	(76.2)	(76.2)

Loss before tax	(163.1)	(1.9)	(118.4)	(283.4)
Tax expenses	-	-	(0.8)	(0.8)

Loss for the year	(163.1)	(1.9)	(119.2)	(284.2)
*Restated to allocate previously "Not allocated" amounts to the Tanker segment

NOTE 4 - STAFF COSTS
	2014	2013	2012
(USD million)
Total staff costs
Staff costs included in operating expenses	16.3	18.1	17.4
Staff costs included in administrative expenses	33.2	36.3	40.8

Total	49.5	54.4	58.2

Staff costs comprise the following
Wages and salaries	45.8	50.0	52.7
Share-based compensation	0.1	0.6	1.3
Pension costs	3.4	3.5	3.7
Other social security costs	0.2	0.3	0.5

Total	49.5	54.4	58.2

Hereof remuneration to the Board of Directors and salaries to the Management 2012 (USD thousands)	Board remuneration	Committee remuneration	Additional meetings and travel allowance	Total short-term benefits
Niels Erik Nielsen	347	9	-	356
Christian Frigast	225	17	-	242
Peter Abildgaard (resigned 27 April 2012)	22	-	-	22
Kari Millum Gardarnar	139	-	-	139
Rasmus Johannes Hoffmann	139	-	-	139
Jesper Jarlbæk	139	9	-	148
Gabriel Panayotides*)	22	3	-	25
Angelos Papoulias*)	22	3	-	25
Stefanos-Niko Zouvelos*)	22	3	-	25
Total for 2012	1,077	44	-	1,121

*) Resigned on April 23, 2012.
Hereof remuneration to the Board of Directors and salaries to the Management 2013 (USD thousands)	Board remuneration	Committee remuneration	Additional meetings and travel allowance	Total short-term benefits
Flemming Ipsen *)	222	38	-	260
Olivier Dubois *)	75	51	-	126
Kari Millum Gardarnar	76	-	-	76
Alexander Green *)	77	16	-	93
Rasmus Johannes Hoffmann	79	-	-	79
Jon Syvertsen *)	76	16	-	92

Total for 2013	605	121	-	726

*) Appointed on January 9, 2013 and re-elected April 2014.

The former members of the Board of Directors Niels Erik Nielsen, Christian Frigast, Peter Abilgaard and Jesper Jarlbæk resigned from the Board of Directors on January 9, 2013. They did not receive any compensation from January 1, 2013 until their resignation.
Hereof remuneration to the Board of Directors and salaries to the Management 2014 (USD thousands)	Board remuneration	Committee remuneration	Additional meetings and travel allowance	Total short-term benefits
Flemming Ipsen *	200	50	55	305
Olivier Dubois *	75	50	22	147
Kari Millum Gardarnar	75	-	-	75
Alexander Green *	75	25	35	135
Rasmus Johannes Hoffmann	75	-	14	89
Jon Syvertsen *	75	25	32	132
Total for 2014	575	150	158	883

* Appointed on January 9, 2013 and re-elected April 2014.
	Short-term benefits
Executive Management 2012	Salaries	Bonus	Pension	Share-based compensation*	One-time compensation	Total
Jacob Meldgaard	929	-	-	252	-	1,181
Roland M. Andersen	675	-	15	173	-	863
Total for 2013	1,604	-	15	425	-	2,044

* Share-based compensation to Executive Management relates to the theoretical value of share options granted before 2012, but allocated to and recognized in the income statement for 2012. The current share price is well below exercise prices for these options which are considerably out-of-the-money.

	Short-term benefits
Executive Management 2013	Salaries	Bonus	Pension	Share-based compensation**	One-time compensation	Total
Jacob Meldgaard	957	-	-	143	-	1,100
Roland M. Andersen ***	687	-	12	95	1,754	2,548
Total for 2013	1,644	-	12	238	1,754	3,648

** Share-based compensation to Executive Management relates to the theoretical value of share options granted before 2012, but allocated to and recognized in the income statement for 2013. The current share price is well below exercise prices for these options which are considerably out-of-the-money.
*** Roland M. Andersen resigned as CFO at the end of October 2013. The 2013 compensation includes an extraordinary compensation element, as he invoked a change-of-control clause in his employment contract.

	Short-term benefits
Executive Management 2014	Salaries	Bonus	Pension	Share-based compensation	One-time compensation	Total
Jacob Meldgaard	980	-	-	-	-	980
Total for 2014	980	-	-	-	-	980

Employee information
The average number of permanently employed staff in the Group in the financial year was 281 land-based employees (2013: 281, 2012: 305) and 138 seafarers (2013: 147, 2012: 161).
The majority of the staff on vessels is not employed by TORM.
The average number of employees is calculated as a full-time equivalent (FTE).
The members of Management are, in the event of termination by the company, entitled to a severance payment of up to 12 months' salary.
INCENTIVE SCHEME FOR MANAGEMENT AND CERTAIN EMPLOYEES FOR 2010-2012
Incentive scheme
In 2010, a share option-based incentive scheme was established for certain employees, including the Executive Management, members of the management group and certain key employees. The share options were granted in 2010, 2011 and 2012 at the discretion of the Board of Directors in accordance with criteria determined by the Board of Directors. 35 persons were included in the 2010 grant and 40 persons in the 2011 grant. The Company granted 0 share options in 2012.
The Board of Directors is not included in the share option program for 2010-2012.
The share option program for 2010-2012 comprises share options only and aims at incentivizing the participants to seek to improve the results of the Company and thereby the value of the Company, including the Company's share price, to the mutual benefit of themselves and the shareholders of the Company.
The share options vest in connection with the publication of the annual report in the third calendar year following the grant.
Vested share options may be exercised from the vesting date until the publication of the annual report in the sixth year from the grant. Additionally, the share options may only be exercised in an exercise window during a period of four weeks from the date of the Company's publication of an interim report or an annual report.
Each share option gives the employee the right to acquire one share with a nominal value of DKK 0.01. Exercised options are settled by the Company's holding of treasury shares or in certain situations, by settlement in cash.
For grants made in 2010, the exercise price is DKK 33.59 and for grants made in 2011, the exercise price is DKK 27.20.
In 2014, 2013 and 2012, no share options have been exercised.
INCENTIVE SCHEME FOR MANAGEMENT AND EMPLOYEES FOR 2007-2009
Incentive Scheme
In 2007, an incentive scheme was established for all land-based employees and officers employed on permanent contracts (apart from trainees, apprentices and cadets) that were directly employed in TORM A/S including the members of the Executive Management. The Board of Directors was not included in the scheme. The scheme covers the financial years 2007, 2008 and 2009. The scheme consists of both bonuses and share options.
Share options
Share options granted in 2007 and 2008 expired in 2013 and 2014, respectively.

Approximately 50% of the share options were granted with a fixed exercise price (standard options). For the share options granted in 2009 the exercise DKK 116.67 per share after adjustment for the extraordinary dividend paid out in September 2007 and December 2008 and after adjustment for the discounted issuance of the new shares.
The other approximately 50% of the share options were granted with an exercise price that is ultimately determined at the publication of the Company's annual report after a three-year period, e.g. for the grant in 2009, determination took place in March 2012. For peer group options granted in 2009, the exercise price is DKK 24.56.
For the 2009 grant, share options can be exercised after the publication of the annual report for 2011 in March 2012, and shall be exercised by March 2015 at the latest.
Each share option gives the employee the right to acquire one share with a nominal value of DKK 0.01. Exercised options are settled by the Company's holding of treasury shares or in certain situations, by settlement in cash.
In 2014, 2013 and 2012, no share options have been exercised.
General
Participants resigning from their positions with the Company as good leavers prior to vesting, are allowed to keep their share options and to exercise them in accordance with the terms and conditions of the share option program. Bad leaver participants will lose all share options that have not vested at the time of final resignation. This is in accordance with the mandatory provisions of the Danish Stock Option Act.
In 2014, a total expense of $0.1 million (2013: $0.6 million, 2012: $1.3 million) has been recognized in the income statement regarding share options.
Changes in outstanding share options are as follows:
Number of share options	Total Options 2014	Total options 2013	Total options 2012
Not exercised at January 1,	3,361	4,436	4,516
Forfeited/expired	(796)	(1,075)	(80)
Not exercised at December 31,	2,565	3,361	4,436

Total number of share options that could be exercised at December 31,	2,565	2,457	2,622

NOTE 5 - ADMINISTRATIVE EXPENSES
	For the year ended December 31,
Remuneration to the auditors appointed at the Annual General Meeting	2014	2013	2012
(USD million)
Deloitte
Audit fees	0.4	0.4	0.5
Audit-related fees	0.1	0.4	1.3
Tax fees	0.3	0.3	0.8
Fees other services	0.1	0.1	0.3
Total fees	0.9	1.2	2.9

NOTE 6 - OTHER INVESTMENTS
	2014	2013
(USD million)
Other investments
Other investments include shares in other companies

Cost:
Balance at January 1	5.4	5.4
Additions	-	-
Disposals	-	-

Balance at December 31	5.4	5.4

Value adjustment:
Balance at January 1	6.9	6.9
Exchange rate adjustment	(0.5	0.6)
Value adjustment for the year	(0.9)	(0.6)
Disposal	-	-

Balance as of December 31	5.5	6.9

Carrying amount at December 31:	10.9	12.3

Of which listed	-	-
Of which unlisted	10.9	12.3

NOTE 7 - INTANGIBLE ASSETS
	Goodwill	Other intangible assets	Total
(USD million)
Cost:
Balance at January 1, 2012	89.2	2.7	91.9
Additions	-	-	-
Disposals	-	-	-

Balance at December 31, 2012	89.2	2.7	91.9

Amortization and impairment losses:
Balance at January 1, 2012	89.2	0.8	90.0
Disposal	-	-	-
Amortization and impairment losses for the year	-	0.2	0.2

Balance at December 31, 2012	89.2	1.0	90.2

Carrying amount at December 31, 2012	-	1.7	1.7

Cost:
Balance at January 1, 2013	89.2	2.7	91.9
Additions	-	-	-
Disposals	-	-	-

Balance at December 31, 2013	89.2	2.7	91.9

Amortization and impairment losses:
Balance at January 1, 2013	89.2	1.0	90.2
Disposal	-	-	-
Amortization and impairment losses for the year	-	0.2	0.2

Balance at December 31, 2013	89.2	1.2	90.4

Carrying amount at December 31, 2013	-	1.5	1.5

Cost:
Balance at January 1, 2014	89.2	2.7	91.9
Additions	-	-	-
Disposals	-	-	-

Balance at December 31, 2014	89.2	2.7	91.9

Amortization and impairment losses:
Balance at January 1, 2014	89.2	1.2	90.4
Disposal	-	-	-
Amortization and impairment losses for the year	-	0.1	0.1

Balance at December 31, 2014	89.2	1.3	90.5

Carrying amount at December 31, 2014	-	1.4	1.4

NOTE 8 - TANGIBLE FIXED ASSETS

	Land and buildings	Vessels and capitalized dry-docking	Other plant and operating equipment	Total
(USD million) Cost:

Balance at January 1, 2012	2.2	2,999.3	27.2	3,097.9
Exchange rate adjustment	-	-	-	-
Additions	-	35.8	2.0	79.5
Disposals	(0.5)	(146.7)	(0.2)	(155.4)
Transferred to/from other items	-	102.9	-	0.0
Transferred to non-current assets held for sale	-	(239.3)	-	(239.3)
Balance at December 31, 2012	1.7	2,752.0	29.0	2,782.7

Depreciation and impairment losses:
Balance at January 1, 2012	0.2	740.7	19.0	759.9
Exchange rate adjustment	-	-	-	-
Disposals	(0.1)	(39.4)	(0.2)	(39.7)
Depreciation for the year	0.8	133.7	3.7	138.2
Impairment loss	-	74.2	-	74.2
Transferred to non-current assets held for sale	-	(105.5)	-	(105.5)
Balance at December 31, 2012	0.9	803.7	22.5	827.1

Carrying amount at December 31, 2012	0.8	1,948.3	6.5	1,955.6

Of which finance leases	0.0	14.7	0.0	14.7

Of which financial expenses included in cost	0.0	2.3	0.0	2.3

Cost:
Balance at January 1, 2013	1.7	2,752.0	29.0	2,782.7
Exchange rate adjustment	-	-	(0.1)	(0.1)
Additions	-	41.2	1.9	43.1
Disposals	(1.7)	(19.4)	-	(21.1)
Transferred to/from other items	-	-	0.1	0.1
Transferred to non-current assets held for sale	-	(197.9)	-	(197.9)
Balance at December 31, 2013	-	2,575.9	30.9	2,606.8

Depreciation and impairment losses:
Balance at January 1, 2013	0.9	803.7	22.5	827.1
Exchange rate adjustment	-	-	-	-
Disposals	(0.9)	(19.4)	-	(20.3)
Depreciation for the year	-	122.5	3.7	126.2
Impairment loss	-	54.8	-	54.8
Transferred to non-current assets held for sale	-	(78.4)	-	(78.4
Balance at December 31, 2013	-	883.2	26.2	909.4

Carrying amount at December 31, 2013	-	1,692.7	4.7	1,697.4

Of which finance leases	-	13.7	-	13.7

Of which financial expenses included in cost	-	1.2	-	1.2

Cost:
Balance at January 1, 2014	-	2,575.9	30.9	2,606.8
Exchange rate adjustment	-	-	(0.1)	(0.1)
Additions	-	33.7	2.2	35.9
Disposals	-	(10.4)	(6.6)	(17.0)
Transferred to/from other items	-	-	-	-
Transferred to non-current assets held for sale	-	(469.8)	-	(469.8)
Balance at December 31, 2014	-	2,129.4	26.4	2,155.8

Depreciation and impairment losses:
Balance at January 1, 2014	-	883.2	26.2	909.4
Exchange rate adjustment	-	-	-	-
Disposals	-	(9.2)	(6.4)	(15.6)
Depreciation for the year	-	95.8	3.6	99.4
Impairment loss	-	191.7	-	191.7
Transferred to non-current assets held for sale	-	(246.9)	-	(246.9)
Balance at December 31, 2014	-	914.6	23.4	938.0

Carrying amount at December 31, 2014	-	1,214.8	3.0	1,217.8

Of which finance leases	-	12.8	-	12.8

Of which financial expenses included in cost	-	0.4	-	0.4

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of $44.1 million (2013: $44.5 million, 2012: $30.6 million).
For information on assets used as collateral security, please refer to note 18.
The depreciation under "Other plant and operating equipment" of $3.6 million relates to administration (2013: $3.7 million, 2012: $3.7 million).
Please refer to note 9 for information on impairment testing.
NOTE 9 - IMPAIRMENT TESTING
During 2014 TORM recognized an impairment of $192 million relating to the Tanker Segment as a consequence of one bank exercised its option rights leading to a sale of ten MR and three LR2 product tankers financed by this bank. After the impairment the recoverable amount based on value in use was equal to the carrying amount. The value in use was based on a discount rate of 8.1% at that time.
During 2013 TORM recognized an impairment loss of $55 million in connection with the sale of four MR product tankers, whereby the sale negotiation had provided a reference point for indicative fair value less costs to sell as of December 31, 2013 and thus an impairment had been booked on that basis. Refer to note 26 "Assets held for sale."
During 2012 TORM recognized an impairment loss of $74 million in connection with the sale of five MR product tankers, whereby the sale negotiation had provided a reference point for indicative fair value less costs to sell as of December 31, 2012 and thus an impairment had been booked on that basis. Refer to note 26 "Assets held for sale". The carrying amount of the investment in 50% of FR8 was during 2012 impaired by USD 42 million to 0 in addition to the impairment losses previously recognized.
As of December 31, 2014, Management performed a review of the recoverable amount of the assets by assessing the recoverable amount for the significant assets within the cash generating units: The Tanker Segment and the Bulk Segment.
As of December 31, 2014, the recoverable amount of the Tanker Segment was the value in use, whereas the recoverable amount of the Bulk Segment was fair value less costs to sell.
Based on the review, Management concluded that:
•	Assets within the Bulk Segment were not impaired as the fair value less costs to sell was in line with the carrying amount
•	Assets within the Tanker Segment were not further impaired as the calculated value in use was equal to the carrying amount
In the assessment of the fair value less costs to sell of the Bulk Segment, Management included a review of market values calculated as the average of valuations from two internationally acknowledged shipbrokers.
The assessment of the value in use of the Tanker Segment was based on the present value of the expected future cash flows.
The major assumptions used in the calculation of the value in use are:
•	The cash flows are based on known tonnage including vessels contracted for delivery in future periods.
•	The product tankers are expected to generate normal income for 25 years. Given the current age profile of the tanker fleet, the average remaining life would be approximately 15 years.
•	Freight rate estimates in the period 2015-2017 are based on the Company's business plans.

•	Beyond 2017, freight rates for the Tanker Segment are based on the following 10-year historical average freight rates from industry sources adjusted by the inflation rate:
o	LR2 USD/day 23,130 (2013: USD/day 25,461)
o	LR1 USD/day 19,967 (2013: USD/day 21,881)
o	MR USD/day 17,757 (2013: USD/day 18,951)
o	Handysize USD/day 19,360 (2013: USD/day 21,704)
•
Operating expenses and administrative expenses are estimated based on TORM's current run rate adjusted for cost reductions outlined in the operating budgets and the business plans for the period 2015-2017. Beyond 2017, operating expenses per operating day and administrative expenses are expected to increase with the inflation rate.

•	WACC is set to 7.8% (2013: 8.3%) for the Tanker Segment. WACC is calculated using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.
•	The inflation rate is based on the US Federal Reserve and ECB inflation target over the medium term, currently set to 2%.
Management believes that these major assumptions are reasonable.
The calculation of value in use is very sensitive to changes in the key assumptions, which are considered to be related to the future development in freight rates, WACC applied as discounting factor in the calculations and the development in operating expenses. The sensitivities have been assessed as follows, all other things being equal:
•	A decrease in the tanker freight rates of USD/day 1,000 would result in a further impairment of $136 million for the Tanker Segment
•	An increase of the WACC of 1% would result in a further impairment of $77 million for the Tanker Segment
•	An increase of the operating expenses of 10% would result in a further impairment of $114 million for the Tanker Segment
As outlined above, the impairment tests have been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up. In comparison, the market value of TORM's vessels was $859 million, which is $356 million less than the carrying impaired amount.
NOTE 10 - FINANCIAL INCOME AND EXPENSES
	For the years ended December 31,
(USD million)	2014	2013	2012
Financial income
Interest income from cash and cash equivalents, etc.	0.1	-	0.5
Dividends	0.9	0.5	0.4
Fair value adjustments on derivative financial instruments	-	-	8.2
Exchange rate adjustments including net gain from forward exchange rate contracts	2.8	3.7	2.7
	3.8	4.2	11.8

Financial expenses
Interest expense on mortgage and bank debt including net loss on interest related derivatives	57.4	74.8	74.7
Advisor fee related to financing and restructuring plan	15.4	1.8	65.0
Exchange rate adjustments including net realized loss from forward exchange rate contracts	0.8	0.2	0.1
Other financial expenses	2.6	2.9	2.6
	76.2	79.7	142.4

NOTE 11- FREIGHT RECEIVABLES
Analysis as of December 31 of freight receivables.
	As of December 31,
	2014	2013
(USD million)
Freight receivables, etc.
Neither past due nor impaired	42.5	50.8
Due less than 30 days	13.9	6.6
Due between 30 days and 180 days	13.7	20.1
Due more than 180 days	1.7	2.2

Total freight receivables, etc.	71.8	79.7

At December 31, 2014, freight receivables included receivables at a value of $3.4 million (2013: $8.7 million), that are individually determined to be impaired to a value of $0.6 million (2013: $0.5 million).
Movements in provisions for impairment of freight receivables during the year are as follows:
	As of December 31,
	2014	2013	2012
Provisions for impairment of freight receivables, etc.
Balance at January 1	8.2	0.2	0.2
Provisions for the year	1.5	8.0	-
Provisions reversed during the year	(2.2)	-	-
Provisions utilized during the year	(4.7)	-	-

Balance at December 31	2.8	8.2	0.2

Provision for impairment of freight receivables has been recognized in the income statement under Port expenses, bunkers and commissions.
The provision is based on an individual assessment of each individual receivable.
NOTE 12 - OTHER RECEIVABLES
	As of December 31,
	2014	2013
(USD million)
Partners and commercial managements	1.2	2.3
Derivative financial instruments	-	0.2
Receivables in joint ventures	-	2.0
Tax receivables	1.2	0.8
Miscellaneous, including items related to shipping activities	2.8	8.0

	5.2	13.3

NOTE 13 - TAX
	For the year ended December 31,
	2014	2013	2012
Tax
(USD million)
Current tax for the year	(2.1)	(1.9)	(1.9)
Adjustment related to previous years	(0.1)	(1.4)	(0.2)
Adjustment of deferred tax liability	1.3	6.9	0.5
Adjustment of deferred tax asset	0.1	0.3	-

	(0.8)	3.9	(1.6)

Corporation tax rate in Denmark	24.5%	25.0%	25.0%
Differences in tax rates, foreign subsidiaries	-%	3.8%	(12.2%)
Adjustment of tax related to previous years	-%	0.1%	0.0%
Change in deferred tax due to reduction of Danish corporation tax from 25% to 22%	-%	3.8%	-
Effect due to the tonnage tax scheme	(24.8%)	(30.3%)	(13.1%)

Effective corporate tax rate	(0.3%)	2.4%	(0.3%)

The Company participates in the tonnage tax scheme in Denmark. The participation in the tonnage tax scheme is binding until December 31, 2017.
Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation. Instead the taxable income is calculated from:
•	The net tonnage of the vessels used to generate the income from shipping activities
•	A rate applicable to the specific net tonnage of the vessel, based on a sliding scale
•	The number of days the vessels are used during the year
The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain investing and activity levels equivalent to the time of entering the tonnage tax scheme.
	As of December 31,
	2014	2013	2012
(USD million)
Deferred tax liability
Balance at January 1,	46.3	53.2	53.7
Reduction of Danish corporation tax from 25% to 22%	-	(6.3)	-
Deferred tax for the year	(1.3)	(0.6)	(0.5)

Balance at December 31,	45.0	46.3	53.2

All deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme. Deferred tax assets are reported within other receivables as part of current assets on the consolidated balance sheet.

NOTE 14 - Common shares
	As of December 31,
	2014	2013	2012	2014	2013	2012
	Number of shares	Number of shares	Number of shares	Nominal value DKK million	Nominal value DKK million	Nominal value DKK million
Balance at January 1	485,333	485,333	485,333	7.3	7.3	364.0
Share capital decrease	-	-	-	-	-	(363.3)
Share capital increase	-	-	-	-	-	6.6

Balance at December 31	485,333	485,333	485,333	7.3	7.3	7.3

The Common shares consist of 485,333 shares of a nominal value of DKK 0.01 each (2013: DKK 0.01 each, 2012: DKK 0.01 each). No shares carry special rights.  All issued shares are fully paid.
In connection with the restructuring in November 2012 (refer to note 17 for further description) the nominal value of the Company's shares was reduced from DKK 5.00 to DKK 0.01 per share with a value of DKK 363.3 million. The nominal value of the Company's share amounted hereafter to DKK 0.7 million. The Company's share capital was hereafter increased by a nominal amount of DKK 6.6 million to DKK 7.3 million by issuance of 436,800 shares with a nominal value of DKK 0.01 per share.
TREASURY SHARES

	2014	2013	2012	2014	2013	2012	2014	2013	2012
	Number of shares	Number of shares	Number of shares	Nominal value DKK million	Nominal value DKK million	Nominal value DKK million	% of share capital	% of share capital	% of share capital

Balance at January 1	4,455	4,436	4,436	0.1	0.1	16.2	0.9	0.9	4.4
Change in share capital	-	-	-	-	-	(16.1)	-	-	(4.0)
Additions	-	-	-	-	-	-	-	-	0.5
Disposals	-	(19)	-	-	-	-	-	-	-
Balance at December 31	4,455	4,455	4,436	0.1	0.1	0.1	0.9	0.9	0.9

The total consideration for the treasury shares was $19.0 million (2013: $19.0 million).
At December 31, 2014, the Company's holding of treasury shares represented 4,455 shares (2013: 4,455 shares) of DKK 0.01 each at a total nominal value of $0.0 million (2013: $0.0 million) and a market value of $0.4 million (2013: $1.7 million). The retained shares equate to 0.9% (2013: 0.9%) of the Company's common shares.
The treasury shares are held as a hedge of the Company's program for share-based compensation.

NOTE 15 - DEFERRED INCOME
	As of December 31,
	2014	2013
(USD million)
Deferred Income
Deferred gain related to sale and lease back transactions*	3.9	5.2
Prepaid commissions and management fees	1.0	2.0
Other	0.2	0.7

Balance at December 31	5.1	7.9

Current portion of deferred income	2.3	3.9
Non-current portion of deferred income	2.8	4.0
*In 2011, TORM entered into sale and leaseback agreements for two LR2 product tankers. The vessels were leased back on bareboat charters for 7 years classified as operational leases. The difference between the fair value of the vessels and the sales price from the sale and leaseback transactions was recognized as deferred income and is being amortized over the bareboat charter period.
NOTE 16 - OTHER LIABILITIES
	As of December 31,
	2014	2013
(USD million)
Partners and commercial managements	8.0	12.1
Accrued operating expenses	7.4	14.9
Accrued interest	0.4	0.3
Wages and social expenses	14.2	14.9
Derivative financial instruments	1.8	-
Payables to joint ventures	0.1	0.1
Miscellaneous, including items related to shipping activities	6.9	1.2

Total	38.8	43.5

Please refer to note 24 for further information on fair value hierarchies.
NOTE 17 – EFFECTIVE INTEREST RATE AND FAIR VALUE OF MORTGAGE DEBT AND BANK LOANS
In November 2012, TORM completed a restructuring. The group of banks aligned key terms and conditions as well as financial covenants across all existing debt facilities, and all maturity on existing credit facilities was adjusted to December 31, 2016. As part of the restructuring, TORM initially secured a Working Capital Facility of $100 million until September 30, 2014. In August 2014 the Working Capital Facility was extended until March 31, 2015 and reduced to $50 million at the Company's request. Following the sale of 22 vessels during 2013 and 2014, TORM has repaid the related debt.
Please refer to note 2 in the financial statements for further information on the Company's liquidity and capital resources and note 22 and 23 for further information on interest rate swaps and financial risks.

The table below shows the effective interest and fair value of the mortgage debt and bank loans.
	2014				2013
	Fixed/Floating	Maturity	Effective interest	Fair value	Maturity	Effective Interest	Fair value
(USD million)
Loan
USD	Floating	2015	18.4%*	30.0	2014	24.2%*	22.0
USD	Floating	2016	3.6%**	1,409.0	2016	3.7%**	1,727.6
Weighted average effective interest rate			3.6%			3.7%

Fair value ***				1,439.0			1,749.6
As of December 31, 2011, part of the loans with floating interest rate were swapped to fixed interest rate.
*   Effective interest rate includes deferred and amortized bank fees and commitment fee
** Effective interest rate includes deferred and amortized bank fees related to original facilities and fees related to the restructured bank loans
*** The fair value of mortgage debt and bank loans is considered as fair value measurement at level 2 in the fair value hierarchy
The fair value of mortgage debt and bank loans was calculated as the present value of expected future repayments and interest payments using the interest curve, which is based on actual market rates.
NOTE 18 - COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS
	As of December 31,
	2014	2013
(USD million)
Value of loans collateralized by vessels	1,439.0	1,749.6

	1,439.0	1,749.6

The total carrying amount for vessels that have been provided as security was $1,215 million at December 31, 2014 (2013: $1,812 m), which includes those vessels held for sale as of December 31, 2013.
NOTE 19 - GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES
	As of December 31,
	2014	2013
(USD million)
Guarantee commitments	0.2	0.0

NOTE 20 – CONTRACTUAL OBLIGATIONS, MORTGAGE DEBT AND BANK LOANS
TORM has various contractual obligations and commercial commitments to make future payments, including lease obligations, purchase commitments, interest payments and repayment of mortgage debt and bank loans.
In March 2014, one bank exercised its option to have TORM to sell 13 vessels. All the sold vessels were delivered in 2014 and the related debt was repaid during the year.

The following table summarizes the Company's contractual obligations.
As of December 31, 2013:
	2014	2015	2016	2017	2018	Thereafter	Total
(USD million)
Mortgage debt and bank loans (1)	172.9	87.8	1,488.9	-	-	-	1,749.6
Interest payments related to scheduled interest fixing	11.3	-	-	-	-	-	11.3
Estimated variable interest payments (2)	33.9	46.6	58.2	-	-	-	138.7
Total	218.1	134.4	1,547.1	-	-	-	1,899.6

Finance lease liabilities (3)	-	-	-	12.9	-	-	12.9
Interest element finance lease	3.9	4.2	4.2	2.9	-	-	15.2
Chartered-in vessels (incl. vessels not delivered) (Operating lease) (4)	45.4	43.7	17.3	14.5	7.3	-	128.2
Other operating leases (5)	5.2	2.6	2.5	0.7	-	-	11.0
Trade payables and other liabilities	78.5	-	-	-	-	-	78.5
Total	133.0	50.5	24.0	31.0	7.3	-	245.8

Contractual obligations – as lessor:
Charter hire income for vessels on time charter and bareboat charter (including vessels not delivered) (Operating lease) (6)	36.7	0.3	-	-	-	-	37.0
Total	36.7	0.3	-	-	-	-	37.0

As of December 31, 2014:
	2015	2016	2017	2018	2019	Thereafter	Total

Mortgage debt and bank loans (1)	113.9	1,325.1	-	-	-	-	1,439.0
Interest payments related to scheduled interest fixing	9.0	-	-	-	-	-	9.0
Estimated variable interest payments (2)	28.4	46.9	-	-	-	-	75.3
Total	151.3	1,372.0	-	-	-	-	1,523.3

Finance lease liabilities (3)	-	-	11.9	-	-	-	11.9
Interest element finance lease	4.3	4.5	2.9	-	-	-	11.7
Chartered-in vessels (incl. vessels not delivered) (Operating lease) (4)	38.5	19.0	17.2	7.4	-	-	82.1
Other operating leases (5)	3.1	3.5	2.3	1.6	0.9	0.1	11.5
Trade payables and other liabilities	47.0	-	-	-	-	-	47.0
Total	92.9	27.0	34.3	9.0	0.9	0.1	164.2

Contractual obligations – as lessor:
Charter hire income for vessels on time charter and bareboat charter (including vessels not delivered) (Operating lease) (6)	23.0	-	-	-	-	-	23.0
Total	23.0	-	-	-	-	-	23.0
(1) The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of $11.9 million (2013: $15.8 million), which are amortized over the term of the loans.
(2) Variable interest payments are estimated based on the forward rates for each interest period. This corresponds to an average net interest including margin of 2.8% for 2015 (2013: the average net interest rate for 2014 was 2.5%).
(3) One leasing agreement includes a purchase liability at expiry of the leasing period.
(4) Leases have been entered into with a mutually non-cancellable lease period of up to four years. Certain leases include a profit sharing element implying that the actual charter hire may be higher. The average period until redelivery of the vessels is 1.3 years (2013: 2.2 years).
(5) Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as IT-related contracts.
(6) Charter hire income for vessels on time charter and bareboat charter is recognized under revenue. The average period until redelivery of the vessels is 0.3 year (2013: 0.6 year).

NOTE 21 - FINANCE LEASE LIABILITIES – AS LESSEE
	Minimum lease payments	Interest element	Carrying amount
(USD million)
Lease liabilities regarding finance lease assets:

2014
Falling due within one year	3.2	(4.3)	(1.1)
Total current	3.2	(4.3)	(1.1)

Falling due between one and five years	20.4	(7.4)	13.0
Falling due after five years	-	-	-
Total non-current	20.4	(7.4)	13.0

Total	23.6	(11.7)	11.9

Fair Value			11.9

2013
Falling due within one year	3.0	(3.9)	(0.9)
Total current	3.0	(3.9)	(0.9)

Falling due between one and five years	25.1	(11.3)	13.8
Falling due after five years	-	-	-
Total non-current	25.1	(11.3)	13.8

Total	28.1	(15.2)	12.9

Fair Value			12.9

Finance lease in 2014 relates to one MR product tanker (2013: one) chartered on bareboat expiring no later than 2017. At the expiry of the charter period, the Company has an obligation to purchase the vessel.
Please refer to note 24 for further information on fair value hierarchies.

NOTE 22 - DERIVATIVE FINANCIAL INSTRUMENTS
The table below shows the fair value of the derivative financial instruments:
	Fair value as of December 31, 2014	Fair value as of December 31, 2013	Fair value as of December 31, 2012
(USD million)
Hedge accounting cash flow:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements	0.1	-	-
Bunker swaps	(1.7)	-	-
Non-hedge accounting:
Derivative financial instruments regarding freight and bunkers:
Bunker swaps	(0.1)	-	1.3
	(1.7)	-	1.3

Of which included in:
Current assets
Other receivables	0.1	-	1.4

Current liabilities
Other liabilities	(1.8)	-	(0.1)
	(1.7)	-	1.3

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in income statements and equity in 2012, 2013 and 2014:

			Fair value adjustments Income statement
	Revenue	Port expenses, bunkers and commissions	Freight and bunker derivatives	Operating expenses	Administrative expenses	Financial items	Equity hedging reserves
(USD million)
Bunker swaps	-	-	3.0	-	-	-	-
Forward Freight Agreements	-	-	6.9	-	-	-	-
Forward exchange contracts	-	-	-	(1.7)	(1.6)	-	3.3
Interest rate swaps	-	-	-	-	-	(15.5)	3.8
Currency contracts	-	-	-	-	-	0.0	-
Total 2012	-	-	9.9	(1.7)	(1.6)	(15.5)	7.1

Bunker swaps	-	-	1.4	-	-	-	-
Forward Freight Agreements	0.3	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	(11.6)	-
Total 2013	0.3	-	1.4	-	-	(11.6)	-

Bunker swaps	-	(0.1)	(0.1)	-	-	-	(1.7)
Forward Freight Agreements	(0.6)	-	-	-	-	-	(0.6)
Interest rate swaps	-	-	-	-	-	(6.6)	-
Total 2014	(0.6)	(0.1)	(0.1)	-	-	(6.6)	(2.3)
Please refer to note 23 for further information on commercial and financial risks.

NOTE 23 - RISKS ASSOCIATED WITH TORM'S ACTIVITIES
The risks can generally be divided into four main categories: 1) Long-term strategic risks, 2) Industry and market-related risks, 3) Operational and compliance risks, and 4) Financial risks.
The risks described under each of the four categories are considered to be among the most significant risks for TORM within each category.
1) LONG-TERM STRATEGIC RISKS
Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact, but are long-term risks. Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks as well as to develop necessary capabilities to exploit opportunities created by the same risks.
2) INDUSTRY AND MARKET-RELATED RISKS
Industry and market-related risk factors relate to changes in the markets and in the political, economic and physical environment that Management cannot control, such as freight rates, vessel and bunker prices.
FREIGHT RATE FLUCTUATIONS
The Company's income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes freight rates on such voyages.
In the tanker segment, it is the Company's strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings historically have been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different segments and different routes may vary substantially. However, TORM is aiming at reducing the sensitivity to the volatility of such specific freight rates by achieving economies of scale, by actively seeking the optimal geographical positioning of the fleet and by optimizing the service offered to customers.
Within the tanker segment, freight income is to a certain extent covered against general fluctuations through the use of physical contracts, such as cargo contracts and time charter agreements with durations of 6-24 months. In addition, TORM has historically used financial instruments such as forward freight agreements (FFAs) and synthetic time charter contracts, with coverage of typically 3-12 months forward, based on market expectations and in accordance with the Company's risk management policies. In 2014, 8% (2013: 8%, 2012: 12%) of freight earnings deriving from the Company's tankers was secured in this way. Physical time charter contracts accounted for 89% (2013: 94%, 2012: 92%) of overall hedging, as this hedging instrument resulted in higher rates than those offered by the forward market. In 2014, the Company entered into FFAs with a total notional contract value of $5 million (2013: $5 million, 2012: $14 million). At the end of 2014, the coverage for 2015 for all segments was at a relatively low level of 11% (2013: 14%, 2012: 17%).
FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Board of Directors, including trading limits, stop-loss policies, segregation of duties and other internal control procedures.
By end of 2014 TORM has a long term bulk T/C-in fleet of 7 vessels (2013: 6 vessels, 2012: 8 vessels). During the summer 2013 TORM has made a strategic transition from spot operator to tonnage provider and has since operated the existing core bulk fleet on time charter contracts. As of December 31, 2014 the coverage for 2015 was 64% (2013: 56%, 2012: 75%). As of December 31, 2014 the market value of the FFA hedge position was $0 (2013: $0, 2012: $0)

All things being equal and to the extent the Company's vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following change in profit before tax based on the expected number of earning days for the coming financial year:
	2015	2014	2013
(USD million)
Sensitivity to Changes In Freight Rates
Change in freight rates of USD/day 1,000:
Change in profit before tax	16.7	21.2	24.7
Change in equity	16.7	21.2	24.7

SALES AND PURCHASE PRICE FLUCTUATIONS
As an owner of 45 vessels, TORM is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of December 31, 2014, the carrying value of the fleet was $1,215 million (2013: $1,693 million, 2012: $1,948 million). Based on broker valuations, TORM's fleet had a market value of $859 million as of December 31, 2014 (2013: $1,137 million, 2012: 1,159 million).
During 2012, 2013 and 2014, TORM has reduced its fleet by 22 product tankers which were sold as a consequence of three lenders deciding to exercise their options to have TORM sell the vessels. Following the sale, the vessels were placed under commercial and technical management with TORM.
During 2012, 2013 and 2014, TORM has not taken delivery of any vessels, and has no vessels on order.
Under the financing agreements, TORM must obtain consent from the banks to sell and purchase vessels and thus the Company's mitigation options are limited.
BUNKER PRICE FLUCTUATIONS
The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 69% of the total voyage costs in 2014 (2013: 66%, 2012: 69%) and is by far the biggest single cost related to a voyage.
TORM is exposed to fluctuations in bunker prices that are not reflected in the freight rates achieved by the Company. To reduce this exposure, TORM hedges part of its bunker requirements with oil derivatives.
Bunker trade is subject to specific risk policies and guidelines approved by the Board of Directors including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.
TORM applies hedge accounting to certain bunker hedge contracts. Hedge accounting is applied systematically and is based on specific policies.
In 2014, TORM covered 2.2% (2013: 8.3%, 2012: 17.4%) of its bunker requirements using hedging instruments. As of December 31, 2014, the total market value of bunker hedge contracts was $2 million (2013: $0 million, 2012: $1.3 million).
All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following change in expenditure based on the expected bunker consumption in the spot market:
	2015	2014	2013
(USD million)
Sensitivity to changes in the bunker prices
Change in the bunker prices of 10% per ton:
Change in bunker expenses	13.7	21.5	33.5
Change in equity	13.7	21.5	33.5

3) OPERATIONAL AND COMPLIANCE RISKS
Operational risks are risks associated with the ongoing operations of the business and include risks such as safe operation of vessels, availability of experienced seafarers and staff, terrorism, piracy and insurance and counterparty risk.
INSURANCE COVERAGE
In the course of the fleet's operation, various casualties, accidents and other incidents may occur that may result in financial losses for TORM. For example, national and international rules, regulations and conventions mean that the Company may incur substantial liabilities in the event that a vessel is involved in an oil spill or emission of other environmentally hazardous agents.
In order to reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargoes, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss and war. All of TORM's owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. Furthermore, all vessels are insured for loss of hire for a period of up to 90 days in the event of a casualty. It is TORM's policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies, along with two P&I Clubs, to diversify risk. The P&I Clubs are member of the internationally recognized collaboration, International Group of P&I Clubs, and the Company's vessels are each insured for the maximum amounts available in the P&I system. At the end of 2014, the aggregate insured value of hull and machinery and interest for TORM's owned vessels amounted to $1.7 billion (2013: $2.5 billion, 2012: $2.6 billion).
COUNTERPARTY RISK
The negative development in the shipping industry since 2009 caused counterparty risk to be an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparts not being able to fulfill their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default.
The Company has focused closely on its risk policies and procedures during the year to assure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situations are brought to Management's attention.
The Company's counterparty risks are primarily associated with:
●	Receivables, cash and cash equivalents
●	Contracts of affreightment with a positive fair value
●	Derivative financial instruments and commodity instruments with positive fair value
Receivables, cash and cash equivalents
The majority of TORM's customers are companies that operate in the oil industry. It is assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM's Tanker Segment.
In the Tanker Segment, a major part of the Company's freight revenues stems from a small group of customers. One customer accounted for 9.8% (2013: 6.4%, 2012: 8.0%) of the freight revenues in 2014. The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For longstanding customers, payment of freight normally takes place after a vessel's cargo has been discharged. For new and smaller customers, the Company's credit risk is limited as freight most often is paid prior to the cargo's discharge, or, alternatively, that a suitable bank guarantee is placed in lieu thereof.

The Bulk Segment enforces appropriate vetting of counterparties using all available information and insists on additional mitigation such as bank guarantees, upfront payment of freight or parent company guarantee, if required, to reduce the risk profile of a contract to a reasonable level without jeopardizing the commercial opportunity.
As a consequence of the payment patterns mentioned above, the Company's receivables within the Tanker and the Bulk Segments primarily consist of receivables from voyages in progress at year-end and, to a lesser extent, of outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of demurrage, the Company's average stands at 97% (2013: 95%, 2012: 97%), which is considered to be satisfactory given the differences in interpretation of events. In 2014, demurrage represented 10.0% (2013: 8.0%, 2012: 9.0%) of the total freight revenues.
The Company only places cash deposits with major banks covered by a government guarantee or with strong and acceptable credit ratings.
Derivative financial instruments and commodity instruments
In 2014, 100% of TORM's forward freight agreements (FFAs) and bunker swaps were cleared either through NASDAQ, London Clearinghouse (LCH) or NYMEX Clearport, effectively reducing counterparty credit risk by daily clearing of balances.
4) FINANCIAL RISKS
Financial risks relate to the Company's financial position, financing and cash flows generated by the business, including foreign exchange risk and interest rate risk. The Company's liquidity and capital resources are described in note 2.
Under the current financing agreements TORM is prohibited from hedging its currency and interest rate exposures.  The risks related hereto are uncovered, and as a result the entire debt is uncovered in relation to interest risk, and non-USD denominated expenses are exposed to foreign exchange risk.  Any changes in interest rates and foreign exchange rates could therefore have a material adverse effect on TORM's future performance, results of operations, cash flows and financial position. Going forward TORM may obtain consent to increase the use of derivatives and then the policies and guidelines mentioned under the various risks will still apply.
FOREIGN EXCHANGE RISK
TORM uses United States dollars as its functional currency because the majority of the Company's transactions are denominated in United States dollars. The foreign exchange risk is thereby limited to cash flows not denominated in United States dollars. The primary risk relates to transactions denominated in DKK, EUR and SGD and relates to administrative and operating expenses.
The part of the Company's expenses that are denominated in currencies other than United States dollars account for approximately 97% (2013: 95%, 2012: 95%) for administrative expenses approximately 16% (2013: 10%, 2012: 10%) for operating expenses and approximately 10% (2013: 38%) for capital expenditures.
Other significant cash flows in non-USD-related currencies occur occasionally, including certain purchase obligations denominated in JPY. No other significant cash flows in non-USD-related currencies occurred in 2014.
All things being equal, a change in the USD/DKK exchange rate of 10% would result in a change in profit before tax and equity as follows:
	2015	2014	2013
(USD million)
Sensitivity to changes in the USD/DKK exchange rate
Effect of a change in the USD exchange rate of 10% in relation to DKK:
Change in profit before tax	5.5	7.5	6.4
Change in equity	5.5	7.5	6.4

INTEREST RATE RISK
TORM's interest rate risk generally relates to interest-bearing mortgage debt and bank loans. All of the Company's loans for financing vessels are denominated in United States dollars, and all are floating rate loans. Fixing interest exposure is therefore reduced to the scheduled interest fixing of the debt.
At the end of 2014, TORM has fixed 25% of the interest exposure for 2015 (2013: 25% for 2014, 2012: 25% for 2013). The fixing is a result of the scheduled interest fixing of the debt through March 31, 2015.
All things being equal, a change in the interest rate level of 1% on the unhedged debt will result in a change in the interest rate expenses as follows:
	2015	2014	2013
(USD million)
Effect of a change in the interest rate level of 1%:
Change in interest rate expenses	10.4	12.4	14.1
Change in equity	10.4	12.4	14.1

TORM's interest-bearing debt decreased from year-end 2013 to year-end 2014 by $324 million (2013: decrease of $150 million, 2012: increase of $81 million) to $1,394 million (2013: $1,718 million, 2012: $1,868 million).
NOTE 24 - FINANCIAL INSTRUMENTS
CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES AS DEFINED IN IAS 39:	As of December 31,
	2014	2013
(USD million)

Loans and receivables
Freight receivables	71.8	79.7
Other receivables	4.0	12.5
Cash and cash equivalents	44.6	29.1

	120.4	121.3

Available for sale assets
Other investments	10.9	12.3

	10.9	12.3
Derivative financial instruments (assets)
Other receivables (held for trading)	-	-

	-	-

Financial liabilities measured at amortized cost
Mortgage debt and bank loans	1,427.1	1,733.9
Finance lease liabilities	11.9	12.9
Trade payables	18.3	43.9
Other liabilities	22.8	28.6

	1,480.1	1,819.3

Derivative financial instruments (liabilities)
Other liabilities (held for trading)	0.1	-
Other liabilities (hedge accounting)	1.7	-

	1.8	-

The fair value of the financial assets and liabilities above equals the carrying amount except for mortgage debt and bank loans for which the fair value can be found in note 17.
FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET
The table below shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into Levels 1 to 3 based on the degree to which the fair value is observable.
●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities
●
Level 2 fair value measurements are those derived from input other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

●	Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable inputs)

2013
	Quoted prices (Level 1)	Observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
(USD million)
Available for sale financial assets:
Other investments	-	-	12.3	12.3
Derivative financial instruments (assets):
Other receivables – fair value through profit or loss (held for trading)	-	-	-	-
Other receivables (hedge accounting)	-	-	-	-

Total financial assets	-	-	12.3	12.3

Derivative financial instruments (liabilities):
Other liabilities – fair value through profit or loss (held for trading)	-	-	-	-
Other liabilities (hedge accounting)	-	-	-	-

Total financial liabilities	-	-	-	-

	2014
	Quoted prices (Level 1)	Observable inputs (Level 2)	Unobservable inputs (Level 3)

				Total
(USD million)
Available for sale financial assets:
Other investments	-	-	10.9	10.9
Derivative financial instruments (assets):
Other receivables – fair value through profit or loss (held for trading)	-	-	-	-
Other receivables (hedge accounting)	-	-	-	-

Total financial assets	-	-	10.9	10.9

Derivative financial instruments (liabilities):
Other liabilities – fair value through profit or loss (held for trading)	-	0.1	-	0.1
Other liabilities (hedge accounting)	-	1.7	-	1.7

Total financial liabilities	-	1.8	-	1.8

There were no transfers between Level 1 and 2 in 2013 and 2014.
In all material aspects, the estimation of the fair market value of TORMs unlisted shares (level 3) is based on market multiples for comparable listed companies (peer group). The peer group is selected from companies in comparable industries and is assessed as representative for the assessment of the value of the shareholding. Further TORM applies an average of both the price to earnings and price to book multiple in determining the fair market value.
Derivative financial instruments $1.7 million (2013: $0) are measured at fair value based on discounted cash flow on a recurring basis. Furthermore cash flow are estimated on forward curves for bunker swaps and FFAs from observable forward curves at the end of the reporting period and contract forward rates discounted at a rate that reflects the credit risk of the counterparties.
RECONCILIATION OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET BASED ON LEVEL 3
	2014	2013	2012
(USD million)
Other investments, Available-for-sale:

Balance at January 1	12.3	12.3	11.6
Gain/(loss) in other comprehensive income	(1.4)	0.6	0.2
Transfers from Level 3	-	(0.6)	0.5

Balance at December 31	10.9	12.3	12.3

Gain/loss in the income statement for assets held at the end of the reporting period	-	-	-

NOTE 25 - RELATED PARTY TRANSACTIONS
During 2014, TORM carried on trading with its joint ventures for a total amount of $1.4 million (2013: $1.9 million, 2012: $1.5 million).
Management remuneration is disclosed in note 4.
To the best of TORM's knowledge, there have not been any other transactions with related parties during the financial year.
NOTE 26 - ASSETS HELD FOR SALE
In November 2013 the Company entered into agreement concerning the sale of four MR tankers. The tankers were classified as assets held-for-sale and presented separately in the balance sheet and included under Tanker Segment in the segment information.
An impairment loss of $55 million from adjusting the carrying amount of the tankers to the market value was recognized in the income statement for 2013 under "Impairment losses on tangible and intangible assets". The vessels were delivered to the new owners in March and April 2014.
In 2012, an impairment loss of $74 million from adjusting the carrying amount of the tankers to the market value was recognized in the income statement for 2012 under "Impairment losses on tangible and intangible assets".

NOTE 27 – CASH FLOWS
	2014	2013	2012
(USD million)
REVERSAL OF OTHER NON-CASH MOVEMENTS:
Amortization of acquired assets and liabilities	1.4	(0.7)	(1.3)
Share-based payment	0.1	0.6	1.3
Adjustments on derivative financial instruments	0.1	1.3	2.5
Exchange rate adjustments	-	-	0.7
Other adjustments	(8.2)	4.1	(0.4)
Total reversal of other non-cash movements	(6.6)	5.3	2.8

	2014	2013	2012
(USD million)
CHANGE IN BUNKERS, RECEIVABLES AND PAYABLES:
Change in bunkers	1.7	22.5	11.7
Change in receivables	20.8	38.5	27.8
Change in prepayments	(1.2)	8.6	(3.8)
Change in trade payables and other liabilities	(15.4)	(44.0)	(67.8)
Adjusted for fair value change of derivative financial instruments	(1.7)	(1.4)	38.4
Total change in bunkers, receivables and payables	4.2	24.2	6.3

NOTE 28 - ENTITIES IN TORM
Parent Company:
Former TORM A/S		Denmark

Investments in subsidiaries
DK Vessel HoldCo GP ApS	100%	Denmark
DK Vessel HoldCo K/S	100%	Denmark
Long Range 1 A/S (3)	100%	Denmark
LR1 Management K/S (3)	100%	Denmark
Medium Range A/S (3)	100%	Denmark
MR Management K/S (3)	100%	Denmark
OMI Holding Ltd.	100%	Mauritius
OMI Marine Service Ltd. (2)	100%	Delaware
Tiber Shipping LLC (2)	100%	Marshall Islands
Torghatten & TORM Shipowning ApS	100%	Denmark
TORM Brasil Consultoria em Transporte Maritimo LTDA.	100%	Brazil
TORM Crewing Service Ltd.	100%	Bermuda
TORM Shipping India Private Limited	100%	India
TORM Singapore Pte. Ltd.	100%	Singapore
TORM USA LLC	100%	Delaware
TT Shipowning K/S	100%	Denmark
VesselCo 1 K/S	100%	Denmark
VesselCo 2 K/S (3)	100%	Denmark
VesselCo 2 Pte. Ltd.	100%	Singapore
VesselCo 3 K/S	100%	Denmark
VesselCo 4 K/S (3)	100%	Denmark
VesselCo 4 Pte. Ltd.	100%	Singapore
VesselCo 6 Pte. Ltd.	100%	Singapore
VesselCo 7 Pte. Ltd.	100%	Singapore
VesselCo A ApS	100%	Denmark
VesselCo B ApS (3)	100%	Denmark
VesselCo C ApS	100%	Denmark
VesselCo D ApS (3)	100%	Denmark

Interest in legal entities included as joint ventures:
FR8 Holdings Pte. Ltd. (2)	50%	Singapore
Long Range 2 A/S	50%	Denmark
LR2 Management K/S	50%	Denmark
TORM SHIPPING (PHILS.), INC.	25%	Philippines
Ugland & TORM Shipowning ApS (1)	50%	Denmark
UT Shipowning K/S (1)	50%	Denmark

(1) Entities dissolved in the financial year ended December 31, 2012.
(2) Entities dissolved in the financial year ended December 31, 2013.
(3) Entities dissolved in the financial year ended December 31, 2014.

Interest in joint operations:
During 2014, 2013 and 2012 TORM had a material joint operation, The LR2 Pool, which is based out of the offices in Copenhagen and Singapore. The LR2 Pool was comprised of 29 double-hull Aframax tankers, including 10 of TORM's vessels, which mainly trade clean petroleum products. TORM recognizes a proportional share of the revenue, costs, assets and liabilities, based on the number of days the Company's vessels have been available for the pool in relation to the total available earnings days during the period (approx. 35%). The LR2 Pool ceased the activities with effect from October 1, 2014.
AGGREGATE FINANCIAL INFORMATION OF INDIVIDUALLY IMMATERIAL JOINT VENTURES
	2014	2013	2012
(USD million)
TORM's share of profit/(loss) from continuing operations	0.4	0.5	(9.4)
TORM's share of total comprehensive income/(loss)	0.4	0.5	(9.4)

Aggregate carrying amount of our interest in these joint ventures	0.9	1.0	1.0
 In 2012, TORM entered into an agreement to sell its 50% stake in the joint venture entity Ugland & TORM Shipowning ApS. The transaction led to a P&L loss of $5 million, which was recognized in the financial statement for 2012 under "Share of profits/(loss) from jointly controlled entities".

NOTE 29 – LOSS PER SHARE

	2014	2013	2012
(USD million, except share data)
Net loss for the year	(284.2)	(162.2)	(580.6)

Shares
Average number of shares	485,333	485,333	121,333
Average number of treasury shares	(4,455)	(4,455)	-2,533
Average number of shares outstanding	480,878	480,878	118,8
Dilutive effect of outstanding share options	-	-	-

Average number of shares outstanding incl. dilutive effect of share options	480,878	480,878	118,8

Basic loss per share (USD)	(591.0)	(337.3)	(4,887.2)

Diluted loss per share (USD)	(591.0)	(337.3)	(4,887.2)

When calculating diluted earnings per share for 2014, 2 share options (2013: 2 share options, 2012: 2 share options) have been omitted as they are out-of-the-money, but potentially the share options might dilute earnings per share in the future.
Loss per share is restated to reflect the change from the reverse shares split of the Company's shares from DKK 0.01 per share to DKK 15 per share in September 2015.